KINGFISHER

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

SUPPL

03007777

By Courier

MAR 21 2003

March 19, 2003

Re. Kingfisher plc – Submission of Information under Rule 12g3-2(b) – File Number 82-968

Please find enclosed the documents listed in Exhibit A that are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the ***Exchange Act***).

The information set forth in this letter and enclosed herewith is being furnished with the understanding that (i) the information will not be deemed filed with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and (ii) neither this letter nor the furnishing of the enclosed information constitutes an admission for any purpose that Kingfisher plc would be subject to the Exchange Act.

Please do not hesitate to contact me on +44 20 7725 5883 if you should have any questions.

Yours sincerely,

PROCESSED
APR 01 2003
THOMSON FINANCIAL

Martin Stokes
Deputy Company Secretary

Kingfisher plc
File Reference 82-968

INDEX

- 02/09/2002 Unified management structure
- 06/09/2002 Ian Cheshire's appointment
- 18/09/2002 Interim results
- 23/09/2002 Kingfisher acquires more than 66.67%
- 04/10/2002 Kingfisher Board Changes
- 11/10/2002 Hornbach holdings
- 24/10/2002 Kingfisher holds 98.9% of Castorama
- 28/10/2002 Timetable for re-opened offer for Castorama
- 30/10/2002 New Chief Executive
- 08/11/2002 Kingfisher Director as Chairman of Castorama
- 11/11/2002 Chartwell Land to sell portfolio
- 15/11/2002 Kingfisher increases its holdings in Castorama
- 06/12/2002 Sir G Mulcahy retires
- 11/12/2002 Trading Statement
- 09/01/2003 Castorama to exit Germany
- 10/01/2003 Gerry Murphy appointed
- 17/01/2003 Kingfisher sells German electricals business
- 22/01/2003 Kingfisher sells retail part portfolio
- 12/02/2003 New Castorama Chief Executive
- 18/02/2003 Trading Statement
- 19/03/2003 Preliminary Results

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services Act 1986, if you are in the United Kingdom, or from another appropriately authorised independent financial adviser.

NOTICE OF ANNUAL GENERAL MEETING OF KINGFISHER PLC

to be held at The Millennium Hotel, Grosvenor Square, Mayfair, London W1K 2HP on Wednesday 12 June 2002 at 11.00 a.m.

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the annual general meeting of Kingfisher plc will be held at The Millennium Hotel, Grosvenor Square, Mayfair, London W1K 2HP on Wednesday 12 June 2002 at 11.00 a.m. for the following purposes:

Annual report and accounts

A copy of the Annual Report and Accounts 2002 or Summary Annual Review 2002 has been sent to all shareholders with this notice of the general meeting.

Resolution 1: To receive and adopt the financial statements for the year ended 2 February 2002, together with the reports of the directors and auditors thereon.

Final dividend

A final dividend of 7.655 pence per share is proposed for payment on 14 June 2002 to those shareholders on the register at close of business on 5 April 2002. If approved, a scrip alternative will also be offered to shareholders.

Resolution 2: To declare a final dividend of 7.655 pence on the ordinary shares.

Re-election or election of directors

The Company's articles of association require one-third of the directors who are subject to retirement by rotation to retire from office at each annual general meeting, and that any director who has at the annual general meeting been in office for more than three years since his last appointment or re-appointment should also retire and may offer himself for re-election. Four such directors retire by rotation at this year's annual general meeting and offer themselves for re-election. There are also two other directors who were appointed by the Board during the last financial year who are standing for election. The Company has received special notice in accordance with Section 293 of the Companies Act 1985, of the intention to propose the re-election of M. Bernard Thiolon, who attained the age of 73 on 24 February 2002. The ordinary resolution is to propose his reappointment for a period of one year. The Board is supporting this resolution because it considers that M. Thiolon provides an invaluable source of knowledge and personal experience in European and international business affairs.

Election of Mr. Francis Mackay

Became Chairman of Kingfisher plc in December 2001 following his appointment to the Board a month earlier and is Chairman of the Nomination Committee. He is also Chairman of Compass Group plc, which he joined in 1986 initially as Finance Director. He was a key member of the management team that led the buyout of Compass Group plc from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group plc in 1991 and Executive Chairman in July 1999.

Resolution 3: To elect Mr. Francis Mackay as a director.

Election of Mr. John Nelson

Became a director and Deputy Chairman of Kingfisher plc in January 2002 and senior non-executive director in April 2002. Also a non-executive director of B.T. Group plc. Recently retired as Chairman of Credit Suisse First Boston Europe. Formerly vice Chairman of Lazard Brothers and non-executive director of Woolwich plc.

Resolution 4: To elect Mr. John Nelson as a director.

Re-election of M. Jean-Hugues Loyez

Appointed December 1998, following the B&Q/Castorama merger. He is Président du Conseil de Gérance of Castorama Dubois Investissements S.C.A. and also an Administrateur of Credit du Nord and Terres et Eaux Seclin.

Resolution 5: To re-elect M. Jean-Hugues Loyez as a director.

Re-election of Sir Geoffrey Mulcahy

Chief Executive since January 1995, previously Group Managing Director. Chairman of the Finance Committee. Appointed to the Board in January 1983. Formerly, Finance Director of British Sugar plc and Norton Abrasives. Began his career with Esso plc. Non-executive director of Six Continents plc.

Resolution 6: To re-elect Sir Geoffrey Mulcahy as a director.

Re-election of Mr. Michael Hepher

Appointed September 1997. Non-executive director of Canada Life (U.K.) Limited and Canada Life Financial Corporation, and Chairman and Chief Executive of TeleCity plc. Former Chairman and Chief Executive of Charterhouse plc and non-executive director of Diageo plc and Lloyds Bank plc.

Resolution 7: To re-elect Mr. Michael Hepher as a director.

Re-election of Mrs. Margaret Salmon

Appointed September 1997. Chairman of the Social Responsibility Committee. She is also a Director of Manchester Airport plc, Director of the University for Industry, and the University for Industry Charitable Trust.

Resolution 8: To re-elect Mrs. Margaret Salmon as a director.

Re-election of M. Bernard Thiolon

Appointed non-executive director in June 1993 following the Darty merger. Member of the Conseil de Surveillance and Chairman of the Audit Committee of Castorama Dubois Investissements S.C.A. Formerly President of Banque Colbert and Adviser to the Chairman and Honorary General Manager of Crédit Lyonnais Group.

Resolution 9: To re-elect M. Bernard Thiolon as a director.

Disapplication of pre-emption rights

The proposed special resolution will give the directors a limited authority to issue equity securities for cash otherwise than to existing shareholders in proportion to their existing holdings, notwithstanding the pre-emption provisions of Section 89 of the Act. This limited authority would empower the directors to make such cash issues provided they did not exceed in aggregate an amount equal to 5% of the issued share capital of the Company. The resolution also contains provisions enabling the directors to take action to overcome certain practical difficulties which could arise in the case of a rights issue. The authority in this resolution will expire at the conclusion of the 2003 annual general meeting or on 12 September 2003, whichever is the earlier.

Resolution 16: To consider and, if thought fit, pass as a special resolution:

"That the directors of the Company be and are hereby generally authorised and empowered during the period expiring at the conclusion of the next annual general meeting of the Company or on 12 September 2003, whichever is the earlier, to exercise all powers of the Company to allot equity securities as defined in Section 94(2) of the Act as if Section 89(1) of the Act did not apply in the case of:

(i) allotments in connection with an issue for cash in favour of holders of ordinary shares in the capital of the Company in proportion (as nearly as practicable) to their existing holdings, but subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or any legal, regulatory or practical problems under the laws or regulations of any overseas territory, or the requirements of any regulatory body or stock exchange in any territory, or otherwise howsoever;

(ii) other allotments of equity securities for cash where this authority shall be limited in aggregate to the allotment of or involving equity share capital not exceeding (in nominal value) 5% of the nominal value of the issued share capital of the Company as at the date hereof."

Share buyback

The directors consider that it would be advantageous for the Company to renew for a further year the existing authority granted at last year's annual general meeting, which allows the use of the Company's available cash resources to acquire its own shares in the market for cancellation. This authority is granted pursuant to Section 162 of the Act. Accordingly, a special resolution is proposed to authorise the purchase in the market of 129,354,065 ordinary shares which represent 10% of the issued ordinary shares of the Company at a price of not more than 105% of the average of the middle market quotations for the ordinary shares of the Company (as derived from The Stock Exchange Daily Official List) for the 5 business days prior to the date of purchase, exclusive of advance corporation tax (if any) payable by the Company. The directors do not intend to exercise the Company's power to purchase its own shares other than in circumstances where this would result in an increase in earnings per share.

Resolution 17: To consider and, if thought fit, pass as a special resolution:

"That the Company be and is hereby authorised pursuant to Article 44 of the Company's articles of association and Section 166 of the Companies Act 1985 ("the Act") to make market purchases (within the meaning of Section 163(3) of the Act) of its own ordinary shares of 13.75p each on such terms and in such manner as the directors of the Company shall determine, provided that:

(i) the maximum number of ordinary shares hereby authorised to be acquired shall be 129,354,065 ordinary shares of 13.75p each;

(ii) the maximum price which may be paid for each ordinary share shall be an amount equal to 105% of the average of the middle market quotations for the ordinary shares of the Company (derived from The Stock Exchange Daily Official List) for the 5 business days prior to the date of purchase, exclusive of advance corporation tax (if any) payable by the Company; and

(iii) the authority hereby given shall expire at the conclusion of the next annual general meeting of the Company or on 12 December 2003 (whichever is earlier) save that the Company may make a purchase of ordinary shares under such authority after such date if the contract of purchase for the same was entered into before such date."

INSPECTION OF DOCUMENTS

There will be available for inspection at the registered office of the Company on any weekday (excluding public holidays) during normal office hours from the date of this notice until the date of the annual general meeting and at The Millennium Hotel for 15 minutes prior to and during the meeting a copy of the register of directors' interests in the ordinary shares of the Company and the service contract of each director.

APPOINTMENT OF PROXY

A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy need not be a member. To be effective the instrument appointing a proxy must be deposited at the office of the registrar not later than 11.00 a.m. on 10 June 2002. Appointment of a proxy will not prevent a member from attending and voting at the annual general meeting should he/she decide to do so.

ELECTRONIC SUBMISSION OF PROXY FORM

It is now possible for you to submit your proxy votes online. You can register simply by visiting www.kingfisher.com. You will only need your shareholder reference, which can be found on your share certificate. Further information can be found in the enclosed Form of Proxy.

ATTENDANCE

Only those shareholders registered in the register of members of the Company as at 6.00 p.m. on 10 June 2002 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at that time (regulation 41 of the Uncertificated Securities Regulations 2001).

By order of the board:
Helen Jones
Secretary
10 May 2002

Registered Office
North West House
119 Marylebone Road
London
NW1 5PX

Registrar:
Computershare Services PLC
Owen House
8 Bankhead Crossway North
Edinburgh
EH11 4BR

Kingfisher plc
File Reference 82-968

KINGFISHER

KINGFISHER plc

(incorporated in England and Wales under the Companies Act 1985
with registered number 1664812)

Prospectus relating to the 1 for 1 Rights Issue of 1,293,642,792 new Kingfisher plc Shares at 155 pence per share in connection with the Offer for the minority shareholding in Castorama Dubois Investissements SCA

ADDITIONAL INFORMATION FOR CERTAIN QUALIFYING SHAREHOLDERS AND BENEFICIAL OWNERS OF NEW KINGFISHER PLC SHARES IN THE UNITED STATES

Enclosed is a Rights Issue Prospectus relating to the 1 for 1 Rights Issue of 1,293,642,792 new Kingfisher Shares at 155 pence per share in connection with the proposed Offer for the minority shareholding in Castorama Dubois Investissements SCA. Neither the Nil Paid Rights, the Fully Paid Rights, the new Kingfisher Shares nor the Provisional Allotment Letters have been or will be registered under the US Securities Act, and accordingly, the Rights Issue is not being made in the United States, except to qualified institutional buyers, as defined in Rule 144A of the US Securities Act ("QIBs"), in transactions exempt from the registration requirements of the US Securities Act.

Shareholders and beneficial owners that are QIBs will be entitled to participate in the rights issue in the United States on a private placement basis if they complete the investor representation letter attached as Annex 1. In the case of a shareholder, the investor representation letter should be returned to Kingfisher plc at North West House, 119 Marylebone Road, London NW1 5PX attention: Assistant Company Secretary and Kingfisher plc will arrange for the issue of the provisional letter of allotment ("PAL") to which such shareholder is entitled. In the case of a beneficial owner, the investor representation letter should be forwarded to the nominee, bank or broker through whom the beneficial owner holds the shares with instructions that the PAL be split to reflect its entitlement and delivered accompanied by the investor representation letter to Kingfisher plc at North West House, 119 Marylebone Road, London NW1 5PX rather than the registrar.

Beneficial owners that are QIBs and want to participate in the Rights Issue should contact the nominees, banks or other shareholders through which they hold to advise such holder that they intend to participate in the Rights Issue on a private placement basis and are following the above procedures.

Any questions concerning these procedures should be directed to Kate Brown, Assistant Company Secretary, Kingfisher plc, North West House, 119 Marylebone Road, London NW1 PX, England, or 011-44-207-725-5762.

None of the rights, the PALs, or the new Kingfisher Shares have been registered under the US Securities Act or under the securities laws of any state of the United States. Accordingly, subject to certain exceptions, the rights and the new Kingfisher Shares are not being offered by the Company and may not be offered, sold, renounced or transferred, directly or indirectly in or into the United States.

Under the Rights Issue, shareholders will be offered a chance by the Company to subscribe for the new Kingfisher Shares at the issue price. If an entitlement to the new Kingfisher Shares is not validly taken up, that provisional allotment will be deemed to have been declined, and the underwriters will attempt to procure investors at or above the issue price. If the underwriters are able to procure investors and are able to achieve a premium over the issue price and the related expenses of procuring those investors (including any irrecoverable value added tax), the shareholders who do not elect to take up the rights will be sent a cheque for their share of the amount of that premium, so long as the amount is more than £3. If the underwriters are not able to procure subscribers, they will purchase the shares at the issue price on the terms of the Underwriting Agreement, and shareholders who do not take up the rights will not receive any proceeds.

Investing in the new Kingfisher Shares involves risks. See "Investment Considerations" at Part 6 of the Rights Issue Prospectus.

None of the Securities and Exchange Commission, any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This Rights Issue is made for the securities of a company in the United Kingdom. The offer is subject to the disclosure requirements of the United Kingdom, which are different from those of the United States. Financial information included in the enclosed prospectus has been prepared in accordance with United Kingdom accounting standards, which may not be comparable to the financial statements of United States companies.

ENFORCEABILITY OF CIVIL LIABILITIES

It may be difficult for you to enforce your rights and any claim you may have arising under the United States federal securities laws, since the Company is located in the United Kingdom, and its officers and directors reside outside of the United States. You may not be able to sue the Company or its officers or directors in a foreign court for violations of the US securities laws. It may be difficult to compel the Company and its affiliates to subject themselves to a US court's judgment.

FORWARD LOOKING STATEMENTS

Certain statements made in the enclosed Rights Issue Prospectus are forward looking statements. Such statements, including those regarding the expected effect on earnings of the proposed integration program and the objectives regarding earnings growth, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, legal, transactional, regulatory and economic factors, as well as the ability to implement cost savings and revenue-enhancing measures in Castorama Dubois Investissement SCA. Other factors include the ability to successfully add new and planned store space and to continue to implement cost and cash controls, and to turn around the German electricals business. Subject to the Listing Rules of the UK Listing Authority, Kingfisher plc assumes no responsibility to update any of the forward looking statements contained herein.

US FEDERAL INCOME TAXATION

The following discussion is a summary based on present law of certain US federal income tax considerations relevant to the receipt, exercise and disposition of rights pursuant to the Rights Issue, as well as the acquisition, ownership and disposition of the new Kingfisher Shares. The discussion is not a complete description of all the tax considerations that may be relevant to you. The discussion is applicable only to an initial holder of the rights that holds the rights and new Kingfisher Shares as capital assets and uses the US dollar as its functional currency. It does not address your tax treatment if you are an investor subject to special rules, such as banks, dealers, traders in securities that elect mark to market treatment, insurance companies, tax-exempt entities, persons that own (or are deemed to own) 10 per cent. or more (by voting power) of the Company's shares, persons holding the rights or new Kingfisher Shares as part of a hedge, straddle, conversion or other integrated financial transaction, and persons resident or ordinarily resident in the UK. The Company believes, and this discussion assumes, that it is not and will not become a passive foreign investment company for US federal income tax purposes.

THE COMPANY URGES YOU TO CONSULT YOUR OWN TAX ADVISORS ABOUT THE US FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE RECEIPT, EXERCISE AND DISPOSITION OF THE RIGHTS AS WELL AS THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NEW KINGFISHER SHARES.

This discussion applies to you if you are a beneficial owner of the rights or new Kingfisher Shares and, for US federal income tax purposes, you are (i) a US citizen or resident, (ii) a corporation, partnership or other business entity organised under the laws of the United States, (iii) a trust subject to the control of a US person and the primary supervision of a US court or (iv) an estate the income of which is subject to US federal income tax regardless of its source.

Taxation of the Rights

Receipt of the Rights

The receipt of rights by you pursuant to the Rights Issue should be treated as a non-taxable distribution with respect to your new Kingfisher Shares for US federal income tax purposes.

If, on the date the rights are received, the fair market value of the rights received by you is less than 15 per cent. of the fair market value of the shares with respect to which the rights are received, the rights will be allocated a zero basis for US federal income tax purposes unless you affirmatively elect to allocate basis in proportion to the relative fair market values of your shares and the rights received determined on the date of receipt. This election must be made in your tax return for the taxable year in which the rights are received.

If the fair market value of the rights received by you is 15 per cent. or greater than the fair market value of your shares on the date the rights are received, then your basis in your shares must be allocated between the shares and the rights received in proportion to their fair market values determined on the date the rights are received.

Exercise of the Rights

You will not recognise taxable income upon the receipt of new Kingfisher Shares pursuant to the exercise of rights. You will have a basis in the new Kingfisher Shares equal to your basis in the rights exercised to obtain the new Kingfisher Shares plus the US dollar value of the pounds sterling exercise price of the rights. Your holding period in the new Kingfisher Shares you receive generally will begin on the date your rights are exercised.

Sale or disposition of the Rights

You will recognise capital gain or loss on the sale or other disposition of the rights in an amount equal to the difference between your adjusted tax basis in the rights and the US dollar value of the amount realised (as determined for US federal income tax purposes) from the sale or other disposition. Any gain or loss will be treated as long-term capital gain or loss if your holding period for the rights is more than one year and generally will be treated as arising from US sources. Your holding period in the rights will include your holding period in the shares with respect to which the rights were distributed.

If you receive pounds sterling on the sale or other disposition of the rights, you will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling received equal to the US dollar amount realised. Any gain or loss you realise on a subsequent conversion of the pounds sterling into US dollars will be US source ordinary income or loss.

Expiration of the Rights

If you allow the rights to expire without selling or exercising them, and you do not receive any proceeds, the rights should be deemed to have a zero basis and, therefore, you should not recognise any loss upon the expiration of the rights. If you receive proceeds as a result of the underwriters procuring subscribers for you, you will be treated either as having sold the rights (as described above) or as having exercised the rights and sold the new Kingfisher Shares. If you are treated as having sold the new Kingfisher Shares, you will recognize a short-term capital gain or loss as described below under "Taxation of the new Kingfisher Shares-Dispositions".

Taxation of the new Kingfisher Shares

Dividends

Dividends paid on the new Kingfisher Shares will be included in your gross income as ordinary income from foreign sources. The dividends will not be eligible for the dividends-received deduction generally available to US corporations. Dividends paid to you in pounds sterling will be includable in income in a US dollar amount based on the exchange rate in effect on the date of receipt whether or not the payment is converted into US dollars at that time. Any gain or loss that you recognize on a subsequent conversion of pounds sterling into US dollars generally will be US source ordinary income or loss.

If you are entitled to the benefits of the UK-US income tax treaty, then you may be entitled to a foreign tax credit for UK withholding tax in an amount equal to the tax credit payment that you are entitled to receive from the UK Inland Revenue. At current rates, a dividend of £90 entitles an eligible holder to a payment of £10 offset by a UK withholding tax of £10. Because the tax credit payment and the

withholding tax offset each other, the Inland Revenue neither makes the payment nor collects the tax. The offsetting payments nevertheless have tax significance for electing holders. If you elect the benefits of the income tax treaty, then you must include the tax credit payment in your income and may claim a deduction or foreign tax credit for the UK withholding tax (subject to otherwise applicable limitations on foreign tax credit claims). To make the election, you must file a completed US Internal Revenue Service Form 8833 with your US federal income tax return for the relevant year. A US partnership is entitled to benefits under the UK-US income tax treaty only with respect to income allocated to partners who are so entitled. The United Kingdom and the United States recently signed a new tax treaty that does not provide for UK tax credit payments, except during the twelve months after it comes into effect. It is not clear when that will be.

Dispositions

You will recognise capital gain or loss on the sale or other disposition of the new Kingfisher Shares in an amount equal to the difference between your adjusted tax basis in the new Kingfisher Shares and the US dollar value of the amount realised (as determined for US federal income tax purposes) from the sale or other disposition. Any gain or loss generally will be treated as capital gain or loss and will be long-term capital gain or loss if the new Kingfisher Shares have been held for more than one year on the date of the sale or exchange. Your holding period in the new Kingfisher Shares generally will begin on the date your rights are exercised. The deductibility of capital losses is subject to limitations. Any gain or loss generally will be treated as arising from US sources.

If you receive pounds sterling on the sale or other disposition of the new Kingfisher Shares, you will realise an amount equal to the US dollar value of the pounds sterling on the date of sale or other disposition (or in the case of cash basis and electing accrual basis taxpayers, the settlement date). You will have a tax basis in the pounds sterling received equal to the US dollar amount realised. Any gain or loss you realise on a subsequent conversion of the pounds sterling into US dollars will be US source ordinary income or loss.

Information Reporting and Backup Withholding

Dividends from the new Kingfisher Shares and proceeds from the sale of rights and new Kingfisher Shares may be reported to the US Internal Revenue Service (IRS) unless you (i) are a corporation, (ii) provide a properly executed IRS Form W-8BEN or other applicable form or (iii) otherwise establish a basis for exemption. Backup withholding tax may apply to amounts subject to reporting if you fail to provide an accurate taxpayer identification number or otherwise establish an exemption. You generally can claim a credit against your US federal income tax liability for the amount of any backup withholding tax and a refund of any excess amount provided the required information is furnished to the IRS.

ANNEX 1

Kingfisher plc
North West House
119 Marylebone Road
London NW1 5PX

• 2002

Investor Representation Letter — For all US Purchasers

In connection with out subscription of new Kingfisher Shares of 13.75 pence each (the "Shares") in the capital of Kingfisher plc, a company incorporated in England and Wales (the "Company"), we represent, warrant, agree and confirm that:

1. We are an institution which (a) has such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of our investment in the Shares and (b) we and any accounts for which we are acting are each able to bear the economic risk of such investment, and are able to sustain a complete loss of our investment in the Shares.

2. Prior to taking up the rights, we will have received and read a copy of the Rights Issue Prospectus and will have had access to the financial and other information regarding the Company and the Shares as we have requested in connection with our investment decision to purchase the Shares. If we have had any queries regarding this purchase of Shares or the Company and its affairs, we have asked these questions of and received answers satisfactory to us from the representatives of the Company. We have not relied on representations, warranties, opinions, projections, financial or other information or analysis, if any, supplied to us by any person other than the Company. We have made our own assessment concerning the relevant tax, legal and other economic considerations relevant to our investment in the Shares.

3. We acknowledge that the Shares are of the same class as securities listed on the Official List of the UK Listing Authority (the "UKLA") and admitted to trading on the London Stock Exchange (the "LSE") and that the Company is therefore required to publish certain business and financial information in accordance with the rules and practices of the UKLA and the LSE (the "Exchange Information"), and that we are able to obtain or access such information without undue difficulty. We acknowledge that neither the Company nor any of its affiliates has made any representation to us with respect to the Company, other than the information contained in the Exchange Information and in the Rights Issue Prospectus. We acknowledge that neither the underwriters of the Rights Issue nor any of their affiliates has made any representation to us with respect to the Company or the Shares. We understand that the Exchange Information has been prepared in accordance with UK format, style and content, which differs from US format, style and content.

4. We are a "qualified institutional buyer" ("QIB") within the meaning of Rule 144A under the US Securities Act of 1933, as amended (the "US Securities Act"). Further, if we are acquiring the Shares as a fiduciary or agent for one or more investor accounts, each such account is a QIB, we have investment discretion with respect to each such account, and we have full power and authority to make the acknowledgements, representations and agreements herein on behalf of each such account.

5. We are acquiring the Shares for our own account (or the account of a QIB as to which we have full investment discretion) for investment purposes, and not with a view to distribution within the meaning of the United States securities laws.

6. We understand that the Shares are being offered in a transaction not involving any public offering in the United States within the meaning of the US Securities Act and that the Shares have not been and will not be registered under the US Securities Act. We agree that the Shares may not be reoffered, resold, pledged or otherwise transferred, and that we will not reoffer, resell, pledge or otherwise transfer the Shares, except (a) in an offshore transaction pursuant to Regulation S under the US Securities Act, (b) in

the United States to QIBs pursuant to Rule 144A under the US Securities Act or (c) pursuant to Rule 144 under the US Securities Act (if available) and that, in each case, such offer, sale, pledge or transfer must, and will, be made in accordance with any applicable securities laws of any state of the United States.

7. We understand that no representation has been made as to the availability of Rule 144 or any other exemption under the US Securities Act for the reoffer, resale, pledge or transfer of the Shares.

8. We understand that the Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act and that, for so long as they remain "restricted securities", they may not be deposited into any unrestricted depositary facility established or maintained by a depositary bank, including the current depositary facility maintained by Bank of New York as depositary, which is the only depositary facility for the shares of which the Company is aware.

We understand that the foregoing representations, warranties, agreements and acknowledgements are required in connection with United States and other securities laws and that you and your respective affiliates, as well as the underwriters of the Rights Issue and their respective affiliates are entitled to rely upon this letter and upon the accuracy of the representations, warranties, agreements and acknowledgements contained herein, and you and your respective affiliates as well as the underwriters are irrevocably authorised to produce this letter or a copy hereof to any interested party in any administrative or legal proceedings or official inquiry with respect to the matters covered hereby.

Yours truly

[Name of Purchaser]

By: ______________________

Name:
Title:

KINGFISHER

Proposed Offer
for the minority shareholding in
Castorama Dubois Investissements SCA,
connected Rights Issue and
Notice of Extraordinary General Meeting

KINGFISHER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your existing Kingfisher Shares, please send this document and any accompanying document at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom you sell or have sold or otherwise transferred your Kingfisher Shares for delivery to the purchaser or transferee.

Goldman Sachs International is acting as strategic and financial adviser to Kingfisher on the Group transformation. Goldman Sachs International and BNP Paribas are acting as principal financial advisers to Kingfisher in relation to the transaction. Additional financial advice is being provided by UBS Warburg and CSFB in relation to the UK aspects of the transaction and by Lazard Frères and Société Générale in relation to the French aspects of the transaction.

Each of Goldman Sachs International, BNP Paribas, UBS Warburg, CSFB, Lazard Frères and Société Générale is acting for Kingfisher and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

KINGFISHER

KINGFISHER plc

(incorporated in England and Wales under the Companies Act 1985
with registered number 1664812)

Circular relating to the proposed Offer for the minority shareholding in Castorama Dubois Investissements SCA, connected Rights Issue and Notice of Extraordinary General Meeting

---

If the Rights Issue proceeds, application will be made to the UK Listing Authority and to the London Stock Exchange for the new Kingfisher Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. Application will also be made to the *Commission des opérations de bourse* for the new Kingfisher Shares to be admitted to listing and trading on the *Premier marché* of Euronext Paris SA.

This document is provided to you in connection with the Extraordinary General Meeting of Kingfisher referred to below and is not an offer to participate in the Rights Issue. If the Rights Issue proceeds, a formal prospectus setting out full details of the Rights Issue will be sent to Qualifying Shareholders (other than certain Overseas Shareholders).

Your attention is drawn to the letter to shareholders which is set out on pages 3 to 11 of this document and which recommends that you vote in favour of the Resolutions to be proposed at the Extraordinary General Meeting referred to below.

Notice of an Extraordinary General Meeting of Kingfisher to be held at The Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ on 7 June 2002 at 10:30 a.m. is set out at the end of this document. A Form of Proxy for use at the Extraordinary General Meeting is enclosed. To be valid, Forms of Proxy should be completed, signed and returned so as to be received by Kingfisher's Registrar, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible **but, in any event, so as to be received not later than 10:30 a.m. on 5 June 2002.**

A shareholder helpline is available on 0870 703 0088 (or +44 870 703 0088 if you are calling from outside the UK) from 9 a.m. to 5 p.m. Monday to Friday and from 9 a.m. to 1 p.m. on Saturday and will remain open until 12 July 2002. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document and the accompanying Form of Proxy and with information relating to Kingfisher's register of members and will be unable to give advice on the merits of the Offer or the Rights Issue or to provide financial or investment advice.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Latest time for receipt of Forms of Proxy	10:30 a.m. on 5 June 2002
Extraordinary General Meeting	10:30 a.m. on 7 June 2002

Note: References in this document are to London time.

PART 1
LETTER TO SHAREHOLDERS

KINGFISHER

(Registered in England No. 1664812)

22 May 2002

To the holders of Kingfisher Shares

Dear Shareholder,

PROPOSED OFFER FOR THE MINORITY SHAREHOLDING IN CASTORAMA DUBOIS INVESTISSEMENTS SCA AND CONNECTED RIGHTS ISSUE

1. Introduction

On 15 May 2002, the Board of Kingfisher plc announced plans for a strategic transformation. Your Board announced that it has initiated the process of acquiring the outstanding minority interests in Castorama Dubois Investissements SCA, Kingfisher's French listed subsidiary, and a proposed Rights Issue to fund partially the proposed Offer. The Board also announced that it intends to separate its Home Improvement and Electricals businesses.

Your Board believes that there is a clear need for a unified organisational structure to realise the benefits of an integrated pan-European Home Improvement business. This will deliver enhanced value for shareholders and provide improved opportunities for employees by unlocking the significant unrealised potential in the Home Improvement business and building on Kingfisher's existing interest in the three major European markets.

On 17 April 2002, the Board initiated the process provided under the articles *(statuts)* of Castorama for Kingfisher to gain full control of Castorama. The *A Commandités* of Castorama have sought legal clarification of the process which would have the potential of delaying both the gaining of full control and making the Offer to the outstanding minority shareholders. Your Board regrets that the *A Commandités* have taken these steps to the detriment of the Castorama business, the interests of all its employees and the realisation of value by the minority shareholders in Castorama.

In view of the size of the Offer for the outstanding minority interests, the Board is seeking prior shareholder approval and notice of an Extraordinary General Meeting, which is being convened on 7 June 2002 for this purpose, is set out at the end of this document.

Proposed Offer for Castorama and Rights Issue

On 15 May 2002, Kingfisher announced that it was proposing to make a cash offer of €67 per Castorama Share, or a total consideration of €5.1 billion (£3.2 billion) for the 45.4 per cent. interest in the fully diluted share capital of Castorama that the Kingfisher Group does not own. The Board considers this would be a full and fair offer to the minority shareholders of Castorama, representing a premium of 20 per cent. over the Castorama Share price on 8 March 2002, the day prior to the start of recent speculation about an offer by Kingfisher.

The articles of Castorama lay down a process to enable Kingfisher to exercise full control over Castorama by making a cash offer for the minority interests. This mechanism was approved by the Castorama shareholders when Kingfisher merged the B&Q business into the Castorama Group in 1998. Consistent with this, Kingfisher has lodged a formal notice initiating the process.

Castorama's articles include a requirement for an independent bank to provide an opinion on whether Kingfisher's proposed Offer price of €67 per Castorama Share is fair. As the *A Commandités* were not progressing the appointment of an independent bank, Kingfisher applied *ex parte* to the Paris Commercial Court (*Tribunal de Commerce*) for an order nominating Schroder Salomon Smith Barney as the independent bank. This order was made on 17 May 2002 and steps are being taken to finalise the terms of Schroder Salomon Smith Barney's appointment and for them to deliver a fairness opinion (*certificat d'équité*) in accordance with Castorama's articles.

Kingfisher believes that its initiation of the Offer process is entirely valid as it has served full and adequate notice under Article 21 of Castorama's articles.

Kingfisher also believes that €67 per Castorama Share represents a full and fair price, reflecting the underlying value of Castorama together with identified integration benefits.

To finance the Offer, the Board announced that it intends to raise approximately £2.0 billion by the issue of up to 2 billion new Kingfisher Shares by way of a deeply discounted rights issue. The Rights Issue is fully underwritten by UBS Warburg, CSFB and Goldman Sachs International, but will only be launched after the independent bank has given a satisfactory fairness opinion. The issue price of the new Kingfisher Shares pursuant to the Rights Issue will be determined at the time of launch, in the light of the then prevailing market conditions, but in any event will not be less than £1.00 per new Kingfisher Share. The balance of the financing will be provided through additional bank debt facilities that have been entered into with BNP Paribas, Deutsche Bank AG London and UBS Warburg.

Separation of Kingfisher's Electricals Business

In addition to the proposed Offer, the Board believes that it is appropriate to pursue the separation of Kingfisher's Electricals business. The separation will create two focused leaders in Europe's home improvement and electricals retail sectors. Your Board believes that the development of these two businesses will be helped by greater management focus leading to enhanced shareholder value. It should also help ensure that the Electricals business, made more transparent as a separate concern, is fully valued by the market.

Your Board anticipates that the separation of the Electricals business will be undertaken within 12 months, following the completion of the Offer for the minority interests in Castorama. Jean-Noël Labroue will continue as Chief Executive of the Electricals business.

Additional Information

The purpose of this document is to provide you with details of the proposed Offer and Rights Issue and to explain why your Board believes that they are in the best interests of Kingfisher shareholders as a whole.

In view of its size, the proposed Offer requires the prior approval of Kingfisher shareholders. Set out at the end of this document is a notice convening an Extraordinary General Meeting of Kingfisher to be held at The Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ on 7 June 2002 at 10:30 a.m. to pass a resolution to increase Kingfisher's authorised share capital and grant the Directors authority to allot shares in relation to the Rights Issue and a resolution to approve the Offer and certain related party transactions.

Goldman Sachs International is acting as strategic and financial adviser to Kingfisher on the Group transformation. Goldman Sachs International and BNP Paribas are acting as principal financial advisers to Kingfisher in relation to the transaction. Additional financial advice is being provided by UBS Warburg and CSFB in relation to the UK aspects of the transaction and by Lazard Frères and Société Générale in relation to the French aspects of the transaction.

2. Background and Rationale for the Strategic Transformation

Kingfisher's vision is to create an integrated pan-European Home Improvement business that combines global scale with local marketing skills. The Board believes this will create enhanced opportunities for employees, deliver superior returns on invested capital and create additional value for shareholders. The creation of a unified Group with a unified management structure, unified employees and a unified shareholder base with the consequent removal of the existing co-control arrangements will allow Kingfisher to further this vision.

Performance gains achieved by Castorama France following the merger in 1998 have been modest and Kingfisher believes that the measures taken to date have realised only part of the overall potential for the performance of the Castorama brand in France.

Kingfisher believes that this lacklustre performance results from a Castorama decision to view the Castorama France business as mature, even though its closest competitors have continued to grow. Your Board believes that the lack of clarity in direction and development, caused by the existing co-control arrangements, needs to be addressed.

Following the Offer, Kingfisher will invest in re-invigorating and modernising the Castorama France business to reverse the recent declines in market share and sales densities, which are falling behind its local French competitors. This contrasts with the performance of B&Q, which has contributed around 70 per cent. of the total Castorama profits growth since the 1998 merger, where the clear direction and organisational structures have continued to be driven by Kingfisher.

Kingfisher will work with Castorama France's existing local management to improve the customer offer in Castorama France by implementing a store renewal programme, accelerating the adoption of core product ranges across the chain and re-positioning the brand. Your Board also intends to roll out in Castorama France the Cost Price Reduction techniques that have been successfully implemented in B&Q, resulting in benefits of £48 million last year from working with suppliers to deliver the benefits on a mutual basis. Your Board believes that the planned initiatives will bring the performance of Castorama France closer to the operating standards already being achieved by B&Q and will close the performance gap in growth rates and returns between Castorama France and its domestic competition. To deliver these improvements, your Board believes an integrated organisational structure and clear direction is a pre-requisite for success.

As a result of almost a decade of experience of working in the French retail sector, your Board is confident that it can work with the existing French management of Castorama France to improve the business's return and growth prospects, enhancing employment opportunities within Castorama France and developing further the strong Castorama France culture. Immediately upon confirmation of the Offer by the French stock market authorities (*Conseil des marchés financiers*), your Board will set up joint working groups with the existing management of Castorama France to finalise a measured and practical implementation plan to achieve the expected improvements. These plans will be delivered by local teams, appropriately incentivised and empowered.

In addition, your Board will continue to invest in the other Home Improvement businesses, notably Brico Dépôt, B&Q and in Poland. Further performance gains are expected from the integration of all Home Improvement operations into a truly global business, with a clear strategy for the expansion of its international operations.

Kingfisher will continue to be headquartered and publicly quoted in London but, in accordance with its current practice, your Board expects each of its operating businesses to retain their own management structures and cultures. The headquarters for Castorama France will, naturally, continue to be in Lille, that for B&Q in Southampton and for Brico Dépôt in Paris.

Your Board will create an effective and efficient integrated corporate centre for the newly unified group and anticipates that there will be group functions in both London and Lille, using the best people for each role from the existing corporate teams, regardless of nationality or current working location. Your Board has already given an undertaking that, in the creation of the new integrated corporate centre, there will be no compulsory redundancies.

Your Board expects that the delivery of the performance and other initiatives that are planned will lead to the Offer, as envisaged, being modestly enhancing to earnings per share, after adjusting for the Rights Issue, in the first full trading year.

The Board considers that the value to Kingfisher of implementing the Offer justifies the price proposed to be payable by the Company pursuant to the Offer.

Separation of Kingfisher's Electricals Business

Kingfisher's Electricals business is the second most profitable in the European electricals retailing sector and, in the Board's view, has significant future growth potential. The Board firmly believes that, with its experienced management team in place, the business can achieve this potential as a stand-alone entity.

The Board intends to explore all possible options that might help create additional value for shareholders, including a separate listing for the Electricals business that might result in a fuller valuation by the market. It is anticipated that the separation will be undertaken within 12 months, following the completion of the Offer for the minority interests of Castorama and would be subject to prior shareholder approval.

Overseeing the Transformation

Upon the launch of the Offer a joint Anglo-French management team, led by Kingfisher's Chairman, Francis Mackay, and with Sir Geoffrey Mulcahy as Group Chief Executive, will take on management responsibility for Castorama. The Board has also begun the process of seeking a successor to Sir Geoffrey Mulcahy and expects to announce the outcome within 6 months.

3. Information on Castorama

Castorama is a public limited equity partnership incorporated in Lille, France. Its main activity is operating in the Home Improvement, or Do It Yourself ("DIY") retail sector. The Kingfisher Group currently owns 55.9 per cent. (54.6 per cent. fully diluted) of Castorama's voting securities, which are listed on the *Premier marché* of Euronext Paris SA. Under the arrangements entered into in 1998, the Kingfisher Group's voting rights were restricted to just over 50 per cent. For the financial year 2001/2, Castorama's profits before tax were approximately £400 million of which 44 per cent. was attributable to minority interests.

Castorama trades in France through Castorama, Brico Dépôt and Casto L'Entrepôt, together with the Dubois Matériaux wholesale business. Castorama also trades in the United Kingdom through B&Q, B&Q Warehouse, and Screwfix Direct. In addition, Castorama has operations in Eire, Italy, Germany, Belgium, Poland, Canada, Brazil, Taiwan, China and Turkey.

Castorama is the largest home improvement retailer in Europe and operates 549 stores.

French Operations

Castorama Group is the leader in the French home improvement market. Total sales in France for the year ended 31 January 2002 were €2,959 million (£1,867 million).

In 1993, Castorama introduced the Brico Dépôt format, a limited range, low cost format with an average sales space of 4,920 square metres. Brico Dépôt has accounted for the majority of Castorama's growth in France in recent years. Castorama operates 164 stores in France of which 104 are Castorama, 47 are Brico Dépôt and 13 Dubois Matériaux.

UK Operations

B&Q is the leader in the UK home improvement market. Total sales in the UK for the 52 weeks ended 2 February 2002 were £3,215 million.

B&Q Supercentres (232 stores), the original format, offers a full range of home improvement and gardening products in an average of 3,820 square metres of sales space. B&Q Warehouses (85 stores) were introduced in 1994 and offer a wider range of products in an average of 11,770 square metres of sales space.

Screwfix Direct is the specialist catalogue and internet supplier to trade customers. Screwfix Direct has a 10 per cent. market share in the UK screws and fixings categories.

4. Summary of the Proposed Offer

Background

The Kingfisher Group obtained its 54.6 per cent. economic stake in Castorama in return for merging its B&Q business into the Castorama Group in 1998.

Castorama is incorporated in France as a *Société en commandite par actions*. Castorama's structure differs from the more conventional *Société anonyme* structure typically found in France by materially restricting the influence of shareholders. Most of the decision-making power lies in the hands of the partners (*commandités*) and managers (*gérants*). Under the articles of Castorama created in the 1998 merger, Castorama is co-controlled by a governing board which now comprises five *commandités*, who were in place at the time of the 1998 agreement (the "*A Commandités*") and five who were appointed by Kingfisher.

Article 21 Process

To secure a unified structure in Castorama, the Board has initiated a cash offer process that was agreed upon as part of the 1998 merger with Castorama and specified under Article 21 of Castorama's articles ("Article 21"). Broadly, this allows the Kingfisher Group to acquire a casting vote at meetings of the

commandités from the time the *Conseil des marchés financiers* approves the terms of a cash offer for the outstanding Castorama minority shares at a price which an independent bank has approved as fair. Article 21 provides for an independent bank to be appointed within two weeks of the start of the process and for the independent bank to give its fairness opinion within a further one month. In compliance with Article 21, on 17 April 2002, Kingfisher lodged a formal notice initiating the process and proposed making an offer of €67 per Castorama Share. Your Board considers this to be a full and fair offer to the minority shareholders of Castorama.

Kingfisher has held extensive discussions with the *A Commandités* both before and since the initiation of the Offer process and has examined with the *A Commandités* several alternative corporate and management structures. However, your Board has concluded that managerial clarity, together with a unified organisation structure and shareholder base, is critical to delivering value to shareholders. This value will be delivered through the unlocking of the growth potential of the Home Improvement business, particularly in Castorama France, and by addressing what your Board believes to be an implicit under-valuation of the Electricals business. Accordingly, your Board has determined that the Offer process provided under Article 21 of Castorama's articles, followed by the separation of the Electricals business, is the optimal route to be followed.

No agreement on any alternative corporate and managerial structure having been achieved with the *A Commandités*, Kingfisher has also sought to agree with the *A Commandités* the detailed implementation steps of the Offer process, including the appointment of the independent bank. However, to date, Kingfisher and the *A Commandités* have been unable to reach agreement and, therefore, on 17 May 2002, your Board exercised its right under Article 21 to ask the Paris Commercial Court *(Tribunal de Commerce)* to nominate an independent bank. The Paris Commercial Court duly nominated Schroder Salomon Smith Barney on 17 May 2002 and steps are being taken to enable Schroder Salomon Smith Barney to start work. Meanwhile, the *A Commandités* have taken other legal actions with the French Court in Lille, seeking both the appointment of a mediator (*mandataire ad hoc*), a request rejected by the Court on 17 May 2002, and clarification of the correct interpretation of the provisions of Article 21, an action scheduled to be heard at a later date. Your Board considers these actions taken by the *A Commandités* to be without merit and detrimental to the interests of the Castorama business, its employees and its minority shareholders.

As a result of the present relationship with the *A Commandités* and the fact that they are not recommending the Offer, Kingfisher has not had full access to some detailed information normally included in a circular of this nature but, so far as the Directors are aware, none of that information is material in the context of this circular.

Subject to the timely delivery of a satisfactory fairness opinion in respect of the Offer price by the independent bank, the making of the Offer by Kingfisher is conditional on:

- the resolution numbered 2 in the attached notice of Extraordinary General Meeting being approved by Kingfisher's shareholders; and
- Kingfisher having received confirmation: (i) from the European Commission that the obtaining of the casting vote and the Offer are compatible with the common market pursuant to Article 6.1(b) or Article 10.6 of Council Regulation (EEC) No. 4064/89 (as amended); (ii) in the event of a referral from the European Commission, from the competent authorities of a Member State of the European Community that the obtaining of such casting vote and the Offer are compatible with the merger control rules of such Member State; and (iii) from the competent authorities of any other competent jurisdiction that the obtaining of the casting vote and the Offer are compatible with the merger control rules of such competent jurisdiction.

Kingfisher believes that €67 per Castorama Share represents a full and fair price. It is not bound to proceed with an offer at any higher price. If the independent bank were to specify an offer price higher than €67 per Castorama Share, Kingfisher would have a further 3 months in which to decide whether or not to launch an offer at that higher price and to file it with the *Conseil des marchés financiers*. If the Board were to decide that it was appropriate to launch an offer at a price which was in its opinion materially higher than €67, it would seek further shareholder approval.

The Offer for the outstanding minority interests in Castorama will include an offer to holders of Castorama Bonds and Castorama Warrants, the value of which will be based on their respective entitlements to convert into or subscribe for new Castorama Shares.

Arrangements for Castorama Optionholders

In addition, if the Offer is made, Kingfisher intends to put in place contractual arrangements for the benefit of the holders of Castorama share options that cannot be exercised before the date on which the Offer closes (either because such options cannot be exercised under the rules that apply to them or because the tax free period (*période d'indisponibilité fiscale*) in respect thereof has not yet expired). Pursuant to such arrangements, the holders of such Castorama share options, if they so accept, will undertake to exchange each of the Castorama Shares resulting from the exercise of their options for a cash amount equal to the price offered per Castorama Share under the Offer.

Related Party Transactions

Under the terms of Article 21 and applicable French regulations, Kingfisher is required to make the proposed Offer to all holders of Castorama Shares, Castorama Bonds and Castorama Warrants, which will include those held by the five *A Commandités* and Gonzague Dubois who was an *A Commandité* until his resignation from Castorama with effect from 15 March 2002.

Each Castorama Warrant entitles the holder, in certain circumstances, including upon the making of the Offer, to subscribe for 48 Castorama Shares at a subscription price of € 1 per Castorama Share.

The respective functions of each of the *A Commandités*, their interests in Castorama Warrants and the number of Castorama Shares which would result from their exercise is set out below:

A Commandité	Function in Castorama	Entitlement to Castorama Warrants	Castorama Shares Represented
Jean-Hugues Loyez	*Président Directeur Général*	13,105	629,040
Jean-Luc Dubois	*Directeur Financier*	9,094	436,512
Francois-Regis Motte	*Directeur des Affaires Juridiques*	6,812	326,976
Gilles Pourbaix	*Directeur de la Communication*	4,564	219,072
Jean-Pierre Dufour	*Secrétaire Général*	5,464	262,272
Gonzague Dubois	Resigned	10,961	526,128

By virtue of Jean-Hugues Loyez being, until his resignation on 17 May 2002, a Director of Kingfisher, the Board is aware that as at 25 March 2002 (the most recent date on which such information was provided to Kingfisher) he held 885,128 Castorama Shares. Upon his resignation, Gonzague Dubois became entitled to exercise his interests in Castorama Warrants and to subscribe for 526,128 Castorama Shares, however, Kingfisher does not know whether or not he has done so. Kingfisher does not know and is unable to ascertain whether any of the other *A Commandités* hold any other Castorama Shares or Castorama Bonds.

Each *A Commandité* is, by virtue of being (or having been) a director of Castorama, a "Related Party" of Kingfisher within the meaning of the Listing Rules of the UK Listing Authority. Any transactions (including under the Offer) pursuant to which Castorama Warrants, Castorama Shares or Castorama Bonds are acquired by Kingfisher from the *A Commandités* or any of their respective associates (within the meaning of the Listing Rules), would constitute "Related Party Transactions" under the Listing Rules and therefore require the prior approval of Kingfisher's shareholders. The Board is proposing to obtain the approval of Kingfisher shareholders to such Related Party Transactions at the EGM.

The terms under which any Castorama Shares would be acquired from the *A Commandités* or any of their associates under the Offer would be identical to the terms under which they were acquired from other Castorama shareholders. The terms under which any Castorama Bonds or Castorama Warrants would be acquired from the *A Commandités* or any of their associates under the Offer would reflect the underlying price per Castorama Share payable to other Castorama shareholders under the Offer.

5. Summary of the Proposed Rights Issue

The Rights Issue will only be launched after a satisfactory fairness opinion relating to the Offer has been received from an independent bank and provided the Resolutions are passed at the EGM. If the Rights

Issue does proceed, the Board will announce the detailed terms of the Rights Issue (including the issue price and the number of new Kingfisher Shares being issued) and publish and send to shareholders a formal Rights Issue prospectus.

If the Rights Issue proceeds, up to 2 billion new Kingfisher Shares will be offered in aggregate, on a deeply discounted basis and with a view to raising approximately £2.0 billion. The size of the Rights Issue reflects the need to maintain a strong balance sheet position for the future. The issue price of the new Kingfisher Shares pursuant to the proposed Rights Issue will be determined at the time of launch in the light of the then prevailing market conditions, but in any event will not be less than £1.00 per new Kingfisher Share.

The Rights Issue has been fully underwritten by UBS Warburg, CSFB and Goldman Sachs International at a subscription price to be agreed but in any event no less than £1.00 for each new Kingfisher Share to be issued. This underwriting ensures that Kingfisher has the necessary equity funding in place to proceed with the Offer as from the date of public announcement.

Kingfisher will use the new funds raised by the Rights Issue to pay for the acquisition of the Castorama Shares, Castorama Bonds and Castorama Warrants that the Kingfisher Group does not already own. The remainder of the financing of the Offer will be through additional bank debt facilities.

The new Kingfisher Shares to be issued pursuant to the Rights Issue will not be registered under United States securities laws and accordingly, subject to certain exceptions, neither the Rights Issue nor the new Kingfisher Shares will be offered in the United States.

The new Kingfisher Shares will, when issued and fully paid, rank equally in all respects with the existing issued Kingfisher Shares, including the right to receive all dividends or distributions made, paid or declared after the date of the Rights Issue prospectus, save as may be stated therein.

In the unlikely event that the Rights Issue proceeds but the Offer is not launched, or if Kingfisher does not acquire all or a substantial part of the capital of Castorama that the Kingfisher Group does not already own, Kingfisher will consider the return of the excess funds raised from the Rights Issue in an appropriate manner. However, if the Offer and Rights Issue proceed, the Board believes that the Company is likely to acquire a substantial part of the capital of Castorama that the Kingfisher Group does not already own.

6. Current Trading and Prospects

Kingfisher will present its first quarter results on 12 June 2002, which is expected to be before the launch of the Rights Issue. During the period, while results for individual businesses have varied, the Group's overall performance has been good. Although economic conditions remain difficult, especially in continental Europe, the Board considers that the prospects for the Group as a whole for the current financial year are satisfactory.

7. Extraordinary General Meeting

At the end of this document, there is a notice of the Extraordinary General Meeting of Kingfisher to be held at The Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ on 7 June 2002 at 10:30 a.m. A Form of Proxy to be used in connection with the Extraordinary General Meeting is enclosed, together with instructions as to how you may vote electronically should you wish to do so.

The Extraordinary General Meeting will consider two ordinary resolutions.

The first resolution to be proposed is to:

(a) increase Kingfisher's authorised share capital by £275 million to £475 million by the creation of 2 billion new Kingfisher Shares (representing an increase of 137.5 per cent. in Kingfisher's authorised share capital); and

(b) grant Kingfisher Directors authority to allot up to 2 billion new Kingfisher Shares (representing 154.6 per cent. of Kingfisher's current issued share capital as at 17 May 2002) pursuant to the proposed Rights Issue.

The increase in authorised share capital will provide sufficient authorised but unissued share capital to enable the proposed Rights Issue to proceed. The authority to allot new Kingfisher Shares proposed to

be granted to the Directors will not be used for any purpose except in relation to the Rights Issue and, to the extent unused, will lapse at the conclusion of the 2003 Kingfisher annual general meeting.

The second resolution to be proposed is to:

(a) approve the Offer to acquire all of the Castorama Shares, Castorama Bonds and Castorama Warrants as described in this circular, and to grant the Directors or any duly authorised committee authority to waive, amend, vary, revise, extend or renew any of the terms or conditions of the Offer (provided that, in the opinion of the Directors, any such waiver, amendement, variation, revision, extension or renewal is not material);

(b) acquire any share capital or other securities of Castorama on and subject to such terms as may be approved by the Directors or any duly authorised committee other than pursuant to the Offer; and

(c) approve the Related Party Transactions, arising pursuant to the Offer, between the Company and those *A Commandités* or any of their respective associates (within the meaning of the Listing Rules) who hold Castorama Shares, Castorama Bonds or Castorama Warrants.

8. Kingfisher Share Option Schemes

If the Rights Issue proceeds, outstanding options issued under the Kingfisher Share Option Schemes will be adjusted to take account of the proposed Rights Issue, as provided for in the relevant scheme rules and in accordance with local law. Where necessary, such adjustments will be subject to written confirmation from the Company's auditors that the adjustments are, in their opinion, fair and reasonable. In the case of Inland Revenue approved schemes, any such adjustments would also be subject to the prior approval of the Inland Revenue.

9. Scrip Dividend

On 20 March 2002, the Board announced a proposed final dividend for the year ended 2 February 2002 of 7.655p per Kingfisher Share and offered a scrip dividend alternative. In view of the uncertainty of the timing of the Rights Issue, the Board has decided to withdraw the current offer of the scrip dividend alternative. Shareholders who have elected to receive the scrip dividend on this occasion will receive their dividend in cash; mandates electing to receive future scrip dividends will not be affected.

The final dividend will be paid in cash on 14 June 2002, subject to shareholder approval at the annual general meeting to be held on 12 June 2002.

10. Action to be Taken

You will find enclosed a Form of Proxy for use in relation to the EGM. Whether or not you intend to be present in person at the EGM, you are requested either to complete the Form of Proxy electronically, or to complete, sign and return it by post or by hand to Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible, but in any event no later than 10:30 a.m. on 5 June 2002. Completion and return of the Form of Proxy will not preclude you from attending the EGM and voting in person should you wish.

If you would like to submit your Form of Proxy electronically via the internet go to http://www.kingfisher.com/shareholders and click on the link on the home page. You will need an internet enabled computer with a minimum web browser IE4 or Netscape 4. You will be asked to enter the Shareholder Reference Number and PIN given on the Form of Proxy and agree to certain terms and conditions.

You are not required to take any immediate action in respect of the proposed Rights Issue. It is intended that, if the Resolutions are passed at the EGM and the Rights Issue proceeds, a formal prospectus setting out full details of the Rights Issue (including the issue price and the number of new Kingfisher Shares being issued) will be sent to Qualifying Shareholders (other than certain Overseas Shareholders).

11. Additional Information

Your attention is drawn to the additional information set out in Part 3 of this document.

If you have any further questions please telephone the shareholder helpline on 0870 703 0088 (or +44 870 703 0088 if you are calling from outside the UK). This helpline is available from 9 a.m. to

5 p.m. Monday to Friday and from 9 a.m. to 1 p.m. on Saturday and will remain open until 12 July 2002. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document and the accompanying Form of Proxy and with information relating to Kingfisher's register of members and will be unable to give advice on the merits of the Offer and the Rights Issue or to provide financial or investment advice.

12. Recommendation

The Board of Kingfisher has received financial advice in relation to the proposed Offer from Goldman Sachs International and BNP Paribas, who are acting as principal financial advisers, and from UBS Warburg and CSFB who are acting as additional financial advisers. In relation to the proposed Rights Issue the Directors have received financial advice from UBS Warburg, CSFB and Goldman Sachs International.

The Board considers the terms of the proposed Offer to be fair and reasonable so far as Kingfisher shareholders are concerned. In providing financial advice to the Board, Goldman Sachs International, BNP Paribas, UBS Warburg and CSFB have relied upon the Directors' commercial assessment of the Offer and Rights Issue.

The Board, who have been so advised by Goldman Sachs International, considers the Related Party Transactions with the *A Commandités* or any of their respective associates (within the meaning of the Listing Rules) pursuant to the Offer to be fair and reasonable so far as Kingfisher shareholders are concerned. In providing financial advice to the Board in relation to the Related Party Transactions, Goldman Sachs International has taken into account the Directors' commercial assessment of the Offer and the Related Party Transactions. Kingfisher will take such steps as are available to it to ensure that the *A Commandités* abstain from voting on the second resolution to be proposed at the EGM or, if before the EGM the Offer is recommended by the *A Commandités*, that they agree to abstain from so voting.

The Board considers the Offer and Rights Issue to be in the best interests of shareholders of Kingfisher as a whole and accordingly recommends that you vote in favour of the Resolutions as the Directors intend to do in respect of the 1,447,588 Kingfisher Shares which they own or otherwise control (representing approximately 0.112 per cent. of Kingfisher's issued ordinary share capital).

Yours sincerely

Francis Mackay
Chairman

Sir Geoffrey Mulcahy
Group Chief Executive

PART 2

UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Introduction

The following unaudited pro forma financial information prepared for illustrative purposes only shows the effect of the Offer and Rights Issue on the consolidated net assets of Kingfisher as at 2 February 2002.

Because of its nature, the pro forma statement of net assets may not give a true picture of the financial position of Kingfisher following the Offer and Rights Issue. Its purpose is to illustrate the effect of the Offer and Rights Issue on the net assets of Kingfisher.

2. Pro Forma Statement of Net Assets

	Kingfisher Group as at 2 February 2002 Note(1)	Adjustments to reflect Offer and Rights Issue Note(2)	Pro forma Group
		£ millions	
Fixed assets			
Intangible assets	295.4	2,561.8	2,857.2
Tangible assets	3,503.9	—	3,503.9
Investments	236.1	—	236.1
	4,035.4	2,561.8	6,597.2
Current assets			
Development work in progress	61.5	—	61.5
Stock	1,575.3	—	1,575.3
Debtors	962.0	—	962.0
Investments	174.7	—	174.7
Cash at bank and in hand	387.4	—	387.4
	3,160.9	—	3,160.9
Creditors—amounts falling due within one year	(3,233.2)	—	(3,233.2)
Net current liabilities	(72.3)	—	(72.3)
Total assets less current liabilities	3,963.1	2,561.8	6,524.9
Creditors—amounts falling due after more than one year	(780.2)	(1,200.0)	(1,980.2)
Provisions for liabilities and charges	(44.9)	—	(44.9)
Net assets	3,138.0	1,361.8	4,499.8
Capital and reserves			
Equity shareholders' funds	2,472.7	2,000.0	4,472.7
Equity minority interests	665.3	(638.2)	27.1
	3,138.0	1,361.8	4,499.8

Notes to Statement of Net Assets

(1) Extracted from the financial statements of Kingfisher for the year ended 2 February 2002

(2) Adjustments to reflect the acquisition of the remaining minority interest in Castorama relate to:

(i) the goodwill arising on the acquisition and represents the difference between fair value of the purchase consideration £3,200.0 million and the proportion of Castorama's net assets acquired of £638.2 million as extracted from the Group consolidation return used in the preparation of Kingfisher's financial statements for the year ended 2 February 2002;

(ii) the financing of the acquisition being the effect of the £2,000.0 million rights issue on the called up share capital and reserves and £1,200.0 million of debt raised through the new debt facility; and

(iii) the minority interest relating to Castorama as extracted from the Group consolidation return used in the preparation of Kingfisher's financial statements for the year ended 2 February 2002.

(3) No account has been taken of the trading results of Kingfisher subsequent to 2 February 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Kingfisher plc
North West House
119 Marylebone Road
London NW1 5PY

UBS Warburg Ltd.
1-2 Finsbury Avenue
London EC2M 2PP

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QL

22 May 2002

Dear Sirs

Kingfisher plc ("the Company")

We report on the pro forma financial information set out in Part 2 of this document dated 22 May 2002. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Offer and Rights Issue might have affected the consolidated balance sheet of the Company as at 2 February 2002.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Opinion

In our opinion:

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the Enlarged Kingfisher Group; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART 3
ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names are set out below, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Directors of Kingfisher

The Directors of Kingfisher and their functions are as follows:

Francis Mackay	Non-executive Chairman
John Nelson	Deputy Chairman and Senior Non-executive Director
Sir Geoffrey Mulcahy	Group Chief Executive
John Bullock	Non-executive Director
Ian Cheshire	Chief Executive of e-Kingfisher and acting Group Finance Director
Peter Hardy	Non-executive Director
Michael Hepher	Non-executive Director
Jean-Noël Labroue	Chief Executive of Kingfisher Electricals S.A.
Anthony Percival	Executive Director
Margaret Salmon	Non-executive Director
Bernard Thiolon	Non-executive Director
Helen Weir	Group Finance Director
William Whiting	Chief Executive of B&Q

Jean-Hugues Loyez (*Président Directeur Général*, Castorama) resigned as a Director of Kingfisher on 17 May 2002.

3. Directors' Interests

3.1 As at 17 May 2002 (the latest practicable date prior to the publication of this document), (a) the interests of the Directors and persons connected with them (within the meaning of section 346 of the Companies Act 1985 (the "Act")) in the share capital of the Company (all of which are beneficial unless otherwise stated), notified to the Company pursuant to section 324 or 328 of the Act or which are required to be entered in the Register of Directors' Interests maintained under section 325 of the Act or which are interests of persons connected with the Directors which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Act or entered in the Register of Directors' Interests under section 325 of the Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors and (b) the number of Kingfisher Shares held under options by the Directors under the Kingfisher Share Option Schemes, were and are anticipated to be as follows (disregarding the new Kingfisher Shares which may be offered under the Rights Issue):

(a) Kingfisher Shares

	Number of Kingfisher Shares beneficially held at 17 May 2002	Percentage of fully diluted share capital
Francis Mackay	17,673	0.001
John Nelson	—	—
Sir Geoffrey Mulcahy	654,977	0.051
John Bullock	11,003	0.001
Ian Cheshire	1,846	0.000
Peter Hardy	56,741	0.004
Michael Hepher	914	0.000
Jean-Noël Labroue	672,727	0.052
Anthony Percival	10,236	0.001
Margaret Salmon	2,181	0.000
Bernard Thiolon	14,550	0.001
Helen Weir	—	—
William Whiting	4,740	0.000

Certain Directors hold a small number of shares in the capital of Castorama to comply with the French company law requirement that directors hold 'qualifying' shares.

(b) Options over Kingfisher Shares

Executive share options	Options as at 15 May 2002	Option price (pence)	Date from which exercisable	Lapse date
Sir Geoffrey Mulcahy	444,748	229.3	15/10/95	15/10/02
	40,030	280.0	26/04/96	26/04/03
	252,292	288.5	29/04/97	29/04/04
	22,164	405.0	23/10/00	23/10/07
	287,534	549.5	27/04/03	27/04/08
	297,339	639.0	28/09/02	28/09/09
	1,344,107			
Ian Cheshire	34,351	524.0	26/10/02	26/10/08
	23,047	781.0	01/04/03	01/04/09
	56,142	521.0	17/04/03	17/04/10
	52,854	473.0	25/09/03	25/09/10
	95,323	278.0	26/09/04	26/09/11
	68,983	384.2	09/04/05	09/04/12
	330,700			
Jean-Noël Labroue	71,302	238.0	15/11/99	15/11/04
	138,082	250.0	30/10/00	30/10/05
	104,420	320.0	25/10/01	25/10/06
	82,504	405.0	23/10/02	23/10/07
	23,677	524.0	26/10/03	26/10/08
	46,223	639.0	28/09/04	28/09/09
	59,447	521.0	17/04/05	17/04/10
	35,980	473.0	25/09/04	25/09/10
	110,265	278.0	26/09/05	26/09/11
	77,542	384.2	09/04/06	09/04/12
	749,442			
Helen Weir	24,784	291.5	01/05/99	01/05/06
	23,546	328.5	16/04/00	16/04/07
	7,160	405.0	23/10/00	23/10/07
	18,562	549.5	27/04/03	27/04/08
	13,985	781.0	01/04/03	01/04/09
	42,826	521.0	17/04/03	17/04/10
	52,854	473.0	25/09/03	25/09/10
	107,913	278.0	26/09/04	26/09/11
	78,094	384.2	09/04/05	09/04/12
	369,724			
William Whiting	54,184	328.5	16/04/00	16/04/07
	29,390	549.5	27/04/03	27/04/08
	22,855	781.0	01/04/03	01/04/09
	79,462	521.0	17/04/03	17/04/10
	32,980	473.0	25/09/03	25/09/10
	118,705	278.0	26/09/04	26/09/11
	85,903	384.2	09/04/05	09/04/12
	423,479			

Although not a participant under any share option arrangement, Anthony Percival has a long-term bonus arrangement based on the increase in the Kingfisher Share price:

	Number of options over notional shares as at 15 May 2002	Option price (pence)	Date from which exercisable	Expiry date
Anthony Percival	205,830	291.5	31/05/98	30/04/03

ShareSave	Options as at 15 May 2002	Option price (pence)	Date from which exercisable	Expiry date
Sir Geoffrey Mulcahy	3,390	264.5	01/08/02	31/01/03
Ian Cheshire	3,084	308.0	01/07/05	31/12/05
Jean-Noël Labroue	3,852	311.5	01/12/05	31/05/05
Helen Weir	4,194	226.5	01/12/04	31/05/05
William Whiting	549	705.0	01/08/02	31/01/03
	1,061	365.0	01/12/03	31/05/04
	838	226.5	01/12/04	31/05/05
	2,448			

3.2 By virtue of being potential beneficiaries of the Kingfisher Employee Benefit Trust, as at 16 May 2002 the Executive Directors were technically interested in 30,380,358 shares under this trust.

3.3 Save as disclosed above, none of the Directors, nor any person connected with them (within the meaning of section 346 of the Companies Act 1985) has any interest in the share capital of Kingfisher or of any of its subsidiary or associated undertakings.

3.4 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Kingfisher Group and which was effected by any member of the Kingfisher Group during the current or immediately preceding financial year of the Group or which was effected during any earlier financial year and which remain in any respect outstanding or unperformed.

4. Directors' Service Contracts

4.1 The details of the Directors' service contracts, which are available for inspection and all of which are between the individual in question and Kingfisher, are as follows:

Francis Mackay (Non-Executive)

Francis Mackay was appointed as a Non-executive Director on 2 November 2001 and as Non-executive Chairman on 7 December 2001. Either party may terminate the agreement by giving not less than 12 months notice in writing. He receives a fee of £300,000 per annum. Mr Mackay's net fee is paid quarterly direct to a broker who purchases Kingfisher shares on his behalf.

In addition, a contribution of £25,000 is made to the Compass Group plc to cover Mr Mackay's office expenses.

Mr Mackay does not participate in any of the Company's incentive arrangements.

Sir Geoffrey Mulcahy (Executive)

Sir Geoffrey was appointed to the Board in January 1983. In 1985 he was appointed Chief Executive.

A new contract came into force for Sir Geoffrey with effect from 1 March 2002. Its terms are summarised below. Sir Geoffrey's current salary is £983,000 per annum. In addition he receives a fully expensed company car, private health care, medical insurance, life insurance, pension benefits and taxation advice.

Ian Cheshire (Executive)

Ian Cheshire was appointed to the Board in June 2000. Either party may terminate the employment agreement. In Mr Cheshire's case this requires him to serve 12 months' notice on the Company. In the Company's case the requirement is for notice of 18 months with liquidated damages of 14 months' salary, plus use of car, plus pro-rata bonus.

Mr Cheshire's salary is currently £265,000 per annum. In addition, Mr Cheshire receives a company car, private health care, medical insurance, life insurance and pension benefits.

Jean-Noël Labroue (Executive)

Jean-Noël Labroue was appointed to the Board in October 2000. Either party may terminate the employment agreement by giving 6 months' notice, but in the event of early termination Mr Labroue may receive a payment of up to 12 months' remuneration if all provisions have been met. Mr Labroue's salary is €381,123 (£240,451), in addition he receives a travel allowance of €106,714 (£67,326).

Anthony Percival (Executive)

Anthony Percival joined the Board in June 1995, he has a fixed term contract of 6 months' duration which expires on 31 October 2002. His current salary is £38,000 per annum. He is not eligible to participate in the Group's incentive schemes. In addition, Mr Percival receives a company car.

Helen Weir (Executive)

Helen Weir was appointed to the Board in October 2000. Either party may terminate the agreement. In Mrs Weir's case this requires her to serve 12 months' notice on the Company. In the Company's case the requirement is 18 months' notice with liquidated damages of 14 months salary, plus use of car, plus pro-rata bonus. Mrs Weir's salary is currently £300,000 per annum. In addition, Mrs Weir receives a company car, private health care, medical insurance, life insurance and pension benefits.

Mrs Weir is also in the process of relocating her family home following her appointment as Group Finance Director. As a consequence the Company is renting a home for Mrs Weir until such time as she finds a suitable property to which to relocate permanently.

William Whiting (Executive)

William Whiting was appointed to the Board in October 2000. Either party may terminate the employment agreement. In Mr Whiting's case this requires him to serve 12 months' notice on the Company. In the Company's case the requirement is 24 months' notice with liquidated damages of 21 months' salary, plus use of car, plus pro-rata bonus.

Mr Whiting's salary is currently £330,000 per annum. In addition Mr Whiting receives a company car, private health care, medical insurance, life insurance and pension benefits.

Components of Remuneration

Salaries & Benefits

Salaries are reviewed annually in August in the context of market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business, and the need to reflect the individual's contribution. In addition, the Company provides a range of competitive benefits.

A comprehensive review of market practice is undertaken before salaries are reviewed.

Arrangements for the Group Chief Executive

A new contract for Sir Geoffrey Mulcahy was effective from 1 March 2002.

The main features of this contract are as follows:

(a) a notice period of 12 months effective 1 March 2002. This declines on a straight line basis to a notice period of 6 months effective 1 September 2002. A liquidated damages provision is contained in the contract which provides for 12 months' basic salary plus average bonus plus pension enhancement, declining to 6 months' basic salary, plus average bonus plus pension enhancement and remaining constant thereafter;

(b) in the event of Sir Geoffrey's resignation or dismissal within 60 days of a change of control, then a liquidated damages provision exists which provides for 21 months' salary and the equivalent of 21 months of his average bonus in the 3 financial years of the Company preceding his departure (both cash and shares). In addition, his pension arrangements will be augmented by increasing his pensionable service as if he had remained in service for a further 21 months;

(c) basic salary and other benefits remain unchanged (other than (d) and (e) below);

(d) a new annual incentive plan designed to focus the Group Chief Executive on the achievement of challenging earnings per share ("EPS") and share price growth targets on an annual basis. This plan rewards the Group Chief Executive in cash for EPS growth and in shares for share price growth. Payments arising from the plan are non-pensionable.

(i) *Cash Bonus*

The level of cash bonus payable is calculated as follows:

Growth of EPS*	Level of bonus
Less than 10%	Nil
10%	25% of salary
20%	50% of salary

*adjusted/diluted

The level of bonus between 10% and 20% EPS growth is calculated on a straight line basis. If EPS growth exceeds 20% then the bonus figure will increase by 2.5% for every complete 1% increase above 20% EPS growth.

(ii) *Payment In Shares*

The number of shares allocated to the Chief Executive per annum is calculated as follows:

Share price benchmarks for financial year ending 1 February 2003	Number of shares
Less than £4.00 per share	Nil
£4.00 per share	50,000 shares
£5.00 per share	150,000 shares

The shares awarded are pro-rated on a straight line basis if the share price is between £4.00 and £5.00 per share. If the share price exceeds £5.00 per share, then the number of shares to be issued will increase by 1,000 shares for each 1p above £5.00 per share. The share price used for calculating entitlement under the scheme is the average price of Kingfisher Shares in the seven day period following the preliminary announcement of the Group's annual results.

The Group Chief Executive has no entitlement to participation in any other bonus plan, save for previously earned entitlements arising from his participation in the Value Enhancement Plan.

Before the end of the financial year ending 1 February 2003, the Remuneration Committee will, if relevant, put in place appropriate arrangements for the 2003/4 financial year;

(e) no further grant of executive share options (no grant of options was received in the 2002 financial year).

Non-executive Directors

All Non-executive Directors, with the exception of the Chairman, have letters of appointment for a period of 3 years subject to shareholder approval.

Non-executive Directors' fees in all cases excluding the Chairman are £38,000 per annum. Fees for chairmanship of Board Committees are £10,000 per annum for Audit, £6,000 per annum for Remuneration and £3,000 per annum for Social Responsibility.

In addition, Bernard Thiolon and John Bullock are paid a fee of approximately £3,000 per annum in respect of their membership of the *conseil de surveillance* of Castorama.

The Non-executive Directors are:

1. Francis Mackay, appointed November 2001
2. John Nelson, appointed January 2002
3. John Bullock, appointed March 1993
4. Peter Hardy, appointed April 1992 (retires June 2002)
5. Michael Hepher, appointed September 1997
6. Margaret Salmon, appointed September 1997
7. Bernard Thiolon, appointed June 1993

4.2 Save as set out in paragraph 4.1 above there are no service agreements between any Kingfisher Director and any company within the Kingfisher Group and no such contracts are proposed.

4.3 The total emoluments receivable by the Directors will not be varied in consequence of the Offer.

5. Substantial Shareholdings

As at 17 May 2002 (being the latest practicable date prior to the publication of this document) Kingfisher had been notified of, or was otherwise aware of, the following person(s) who were, directly or indirectly, interested in 3 per cent. or more of the existing issued share capital of Kingfisher:

	As at 17 May 2002
Allianz AG	3.36%
Barclays plc	3.19%
Capital Group Companies Inc. and subsidiaries	3.04%
CGNU plc and certain of its subsidiaries	4.37%
Morgan Stanley Securities Limited	3.00%
Prudential Corporation	3.83%

Save as disclosed in this paragraph, Kingfisher is not aware of any person who at 17 May 2002 (being the latest practicable date prior to the publication of this document), directly or indirectly, has an interest (within the meaning of Part VI of the Companies Act 1985) in Kingfisher Shares which represents 3 per cent. or more of its issued share capital.

6. Material Contracts

6.1 Kingfisher Group and Castorama Group

The following contracts (being material contracts not entered into in the ordinary course of business) have been entered into (i) by any member of the Kingfisher Group or Castorama Group within the two years immediately preceding the date of this document or (ii) have been entered into by any member of the Kingfisher Group or Castorama Group at any time and contain obligations or entitlements which are, or may be, material to the Kingfisher Group and Castorama Group as a whole:

(a) DIY Site Acquisition Agreements

On 21 December 2000 B&Q, a wholly-owned subsidiary of Castorama, and B&Q Properties Limited ("B&Q Properties"), a wholly-owned subsidiary of B&Q, entered into an agreement (the "Property Share Sale Agreement") with J Sainsbury plc ("Sainsbury") and a subsidiary of Sainsbury for the acquisition by B&Q Properties of the entire share capital of Beddington House No.1, which owned 24 non-trading development sites.

On 21 December 2000, B&Q also entered into three separate agreements for the acquisition of three additional non-trading development sites from Sainsbury and subsidiaries of Sainsbury and on 3 January 2001 entered into an agreement with the same group for the acquisition of one further non-trading development site (together with the Property Share Sale Agreement, the "DIY Site Acquisition Agreements").

The consideration paid by B&Q pursuant to the DIY Site Acquisition Agreements was £219 million in cash.

(b) LibertySurf Share Sale Agreement

On 8 January 2001, Eijsvogel BV, a wholly-owned subsidiary of the Company ("Eijsvogel") entered into an agreement (the "LibertySurf Share Sale Agreement") with Tiscali Spa ("Tiscali") for the sale by Eijsvogel to Tiscali of its entire interest in the share capital of LibertySurf Group SA ("LibertySurf"). The total consideration of the sale of its entire interest in the share capital of LibertySurf was £149 million.

Pursuant to the terms of the LibertySurf Share Sale Agreement, the Kingfisher Group received 0.365 Tiscali shares and €2.13 in cash per LibertySurf share, representing a cash amount of €71 million (£45 million, based on an exchange rate of £1 = €1.5791 on 8 January 2001). The 12.2 million shares in Tiscali acquired by the Kingfisher Group (representing approximately 3.5 per cent. of the issued share capital of Tiscali, were worth €166 million or £105 million based on an exchange rate of £1 = €1.5791 on 8 January 2001).

Under the agreement, Eijsvogel represented and warranted that it had disclosed to Tiscali all material facts relating to LibertySurf, its subsidiaries and their businesses, of which they have actual knowledge.

(c) DIY Store Acquisition Agreement

On 14 March 2001, B&Q, a wholly owned subsidiary of Castorama, entered into an agreement (the "DIY Store Acquisition Agreement") with Beddington House (No.4) Limited ("Beddington"), a subsidiary of Homebase Limited, for the acquisition by B&Q from Beddington of five DIY stores.

The total consideration paid by B&Q pursuant to the DIY Store Acquisition Agreement was £54 million in cash, plus the costs incurred by Beddington in funding the acquisition of the five DIY stores.

In addition, B&Q received the benefit of a number of representations and warranties. Beddington's liability for claims under the warranties is subject to a number of limitations: claims may not exceed £54 million (plus certain specified funding costs) and must be notified within eighteen months following completion, save in the case of claims under the tax warranties, which must be notified within seven years of completion.

(d) Superdrug Share Sale Agreement

On 20 July 2001, the Company entered into an agreement (the "Superdrug Share Sale Agreement") with Kruidvat UK Limited ("Kruidvat") and Kruidvat Beheer B.V. for the sale by the Company to Kruidvat of the entire issued share capital of Superdrug Stores Limited ("Superdrug").

The total consideration of the sale of Superdrug, including repayment of intra-group debt, was £280 million in cash, based on net assets as at 3 February 2001 of £14.4 million. Pursuant to the terms of the Superdrug Share Sale Agreement, £2.4 million of the £280 million consideration is deferred until the transfer, at Kingfisher's option, of eight pharmacy licences from Superdrug to Kingfisher.

The Superdrug Share Sale Agreement provides for Kingfisher to provide a number of interim services to Superdrug, including the continued participation of Superdrug in the Kingfisher Gift Voucher Scheme and certain contracts entered into by members of the Kingfisher Group from which Superdrug benefits.

Pursuant to the terms of the Superdrug Share Sale Agreement, Kingfisher has undertaken not to employ, solicit or entice away certain senior managers employed by Superdrug until 20 July 2002.

Pursuant to the Superdrug Share Sale Agreement, the Company gave a number of warranties to Kruidvat relating to Superdrug, its subsidiaries and their businesses. In addition, the Company entered into a tax covenant with Kruidvat. The Company's liability for claims under the warranties and tax covenant is subject to a number of limitations: claims may not exceed £60 million and must be notified within eighteen months following 20 July 2001, save in the case of claims under the tax covenant which must broadly must be notified prior to the sixth anniversary of 20 July 2001.

(e) Demerger Agreement

On 31 July 2001, the Company entered into an agreement (the "Demerger Agreement") with Woolworths Group plc ("Woolworths", together with its subsidiary undertakings, the "Woolworths Group") to effect the demerger of the Company's general merchandise business to Woolworths (the "Demerger") and govern the relationship between the Kingfisher Group and Woolworths Group following completion of the Demerger.

Pursuant to the terms of the Demerger Agreement, on 24 August 2001, Kingfisher declared an interim dividend on the Kingfisher Shares to be satisfied by the allotment and issue by Woolworths of shares in Woolworths, credited as fully paid up, to the holders of Kingfisher Shares. In consideration for the issue of shares in Woolworths, Kingfisher transferred to Woolworths the entire issued share capital of Sandelcroft Limited (the holding company of Kingfisher's underlying general merchandise businesses).

Pursuant to the terms of the Demerger Agreement, Kingfisher undertook to indemnify Woolworths for certain costs it may incur following the Demerger that are referable to any period prior to the Demerger. The indemnities include any cost incurred by the Woolworths Group in relation to any payment or obligation due under any ordinary course incentive arrangement or loyalty or incentive arrangement; payment obligations (not arising from the failure of a member of the Woolworths Group) on the part of the landlord assumed pursuant to an agreement made between Woolworths and Superdrug Stores plc ("Superdrug") in relation to certain commercial premises, to a maximum amount of £200,000 per store, or an aggregate maximum of £800,000; the placement fee payable in connection with certain debt facilities available to Woolworths; and in the event of termination of the Woolworth House lease within five years of completion of the Demerger, claims relating to dilapidations under the lease up to an aggregate amount of £8,000,000.

The Demerger Agreement further provides for how guarantees given across the Kingfisher Group and Woolworths Group will be dealt with following the Demerger. The beneficiary of such a guarantee must try to obtain the guarantor's release from the guarantor's obligations thereunder, and during the interim period indemnify the guarantor against all amounts paid by it under the guarantee and ensure the guarantor's exposure under the guarantee is not increased.

(f) Transitional Services Agreement

On 31 July 2001, the Company entered into an agreement (the "Transitional Services Agreement") with Woolworths for the provision of various services by the Kingfisher Group to the Woolworths Group for an interim period following the Demerger.

Pursuant to the terms of the Transitional Services Agreement, Kingfisher agreed to provide certain services on commercial terms and on an arm's length basis, including the continued provision by Kingfisher to the Woolworths Group of a small number of Kingfisher employees on secondment, various head office and miscellaneous support services, international logistics services, and software, administrative support, medical insurance, group benefits, pension, share option and payroll services.

(g) Pensions Deed of Division

On 30 July 2001, the Company entered into an agreement (the "Deed of Division") with Woolworths and Kingfisher Pension Trustee Limited, the trustee of the Kingfisher Pension Scheme ("KPS") and of the Kingfisher Retirement Trust ("KRT") for the participation of the Woolworths Group in the KPS and the KRT during an interim period following Demerger, the establishment of new pension schemes by the Woolworths Group, and the making of transfers from the KPS and the KRT to the new schemes.

In respect of the KPS, the Deed of Division provided for the Woolworths Group to continue to participate until 31 March 2002 on an arm's length basis. The Woolworths Group paid contributions at the rate of 12.6 per cent. of pensionable salary during the interim period. The Woolworths Group have, as required, set up a new pension scheme from 1 April 2002, which is on similar terms to the KPS in all material respects. Woolworths Group employees have been given the chance to transfer their accrued rights from the KPS to the new scheme and there will be a transfer of assets representing those accrued rights from the KPS to the new scheme. The transfer amount will be calculated on a past service reserve basis using assumptions set out in the Deed of Division. Kingfisher will be liable to pay an additional amount if and to the extent that the transfer amount exceeds the share of fund which the trustee is able to pay under the terms of the KPS.

In respect of the KRT, the Deed of Division provided for the Woolworths Group to continue to participate until 31 March 2002 on an arm's length basis. The Woolworths Group have, as required set up a new pension scheme, on similar terms to the KRT in all material respects. Woolworths Group employees have been given the chance to transfer their accumulated funds from the KRT to the new scheme.

(h) Property Sale

On 11 August 2001, Chartwell Land plc ("Chartwell"), a wholly-owned subsidiary of the Company, and subsidiaries of Chartwell, entered into an agreement (the "Property Agreement") with WH2001/L&R Holdings Partnership (a partnership with LR Horizon Limited (a subsidiary of London & Regional Properties Group) and W2001 LRUK Realty, L.L.C (a limited liability company formed by investment funds sponsored and managed by Goldman Sachs & Co.) as its two general partners, "WHP") for the sale by Chartwell and some of its subsidiaries to WHP of 182 high street investment properties.

The total consideration of the sale of the properties was £614 million (net of expenses), £600 million of which is payable in cash at completion, with the balance payable in cash within 5 years of completion, secured through a charge on the total assets of the portfolio.

Limited warranties were given by Chartwell and its subsidiaries in relation to matters affecting the properties.

(i) Hornbach Holding AG

On 20 December 2001 the Company entered into an agreement with O. Hornbach, Albrecht Hornbach, S. Hornbach and Dr. S. Wulfsberg for the purchase of 25% plus one share of the 4 million voting ordinary shares of Hornbach Holding AG ("Hornbach") for a consideration of €112,484,326 (£70,966,361). On the same date the Company entered into a shareholders' agreement with the same parties and Albert Hornbach which governs the Company's rights as a shareholder of Hornbach.

Pursuant to the sale and purchase agreement, the Company received the benefit of a number of warranties. All warranties are limited to an amount equal to the price the Company actually paid. Furthermore, claims for damages for defects in tangible assets and rights are limited to those based on express warranties. Any warranty claims must be notified within 18 months from the transfer of title to the Hornbach shares.

(j) Time Retail Finance Limited

On 27 January 2002 the Company entered into an agreement (the "TRF Share Sale Agreement") with GE Capital Bank Limited ("GE") for the sale by the Company to GE of the entire issued share capital of Time Retail Finance Limited ("TRF") for a consideration of £149 million in cash which was paid on 31 January 2002, together with the repayment of inter-company debt.

The consideration was subject to adjustment in accordance with the provisions of the TRF Share Sale Agreement, which include the preparation of a completion net asset statement and resulted in an additional amount of £1.6 million being payable to the Company.

Pursuant to the TRF Share Sale Agreement, the Company gave a number of warranties to GE. Except as otherwise stated in the agreement, the maximum liability for claims is £50 million in aggregate with de minimis provisions to exclude unrelated claims of less than £10,000. Claims are also time barred 120 days from GE becoming aware of the facts reasonably apparently constituting a claim, with differing long stop dates for claims on various warranties.

The Company also entered into an indemnity for losses in connection with its securitisation programme; the long stop date for the Company's liability under this indemnity, and under the tax indemnity, is 31 January 2014.

(k) Article 21 Notice

On 17 April 2002 each of Kingfisher and Société Commanditée de Castorama Dubois Investissements—SOCODI SARL ("Socodi"), a wholly owned subsidiary of Kingfisher, issued notices (the "Notices") initiating the Offer process at €67 per Castorama Share in the manner set out in the articles of Castorama. On 15 May 2002 a subsequent notice issued jointly by Kingfisher and Socodi waived certain of the conditions set out in the Notice.

(l) The Underwriting Agreement

On 15 May 2002 Kingfisher and the Underwriters entered into the Underwriting Agreement pursuant to which the Underwriters have agreed, subject to certain conditions, to underwrite the new Kingfisher Shares to be issued pursuant to the Rights Issue up to a maximum of 2,000,000,000 new Kingfisher Shares. The Underwriters will first endeavour to procure subscribers for new Kingfisher Shares not taken up under the Rights Issue, and failing which, the Underwriters have agreed to subscribe (or procure subscribers) for any such shares at the subscription price. The obligations of the Underwriters to subscribe for the new Kingfisher Shares are separate, each Underwriter being responsible for its proportionate share of the new Kingfisher Shares underwritten under the Underwriting Agreement as follows: UBS Warburg 40 per cent.; CSFB 40 per cent.; and Goldman Sachs International 20 per cent.

In consideration of the underwriting, Kingfisher has agreed to pay the Underwriters (together with any relevant value added tax) a maximum underwriting commission of 1.5 per cent. of a sum equal to the aggregate subscription price (which shall be £1.00 per share or such higher amount as the parties may agree) in respect of all the new Kingfisher Shares (such sum being the "Subscription Amount"). However, if the Underwriters' obligations to subscribe for new Kingfisher Shares under the Underwriting Agreement terminate prior to the commencement of dealings in the new Kingfisher Shares, nil paid, this amount will be reduced depending on the timing of such termination. In addition a commission of 0.075 per cent. of the Subscription Amount is payable by Kingfisher to the Underwriters for each week and for any residual part of a week during the period from (and including) 26 June 2002 up to and (including) the earlier of 31 July 2002, the commencement of dealings and the date on which the Underwriters' obligations to subscribe for new Kingfisher Shares under the Underwriting Agreement cease.

Out of the commissions, the Underwriters will pay sub-underwriting commissions (to the extent that sub-underwriters are or have been procured).

The Underwriting Agreement contains warranties, undertakings and indemnities given by Kingfisher in favour of the Underwriters, undertakings given by the Underwriters in favour of Kingfisher and provisions in favour of both the Underwriters and the Company permitting its termination in certain circumstances.

The Underwriting Agreement is conditional on, amongst other things, the admission of the new Kingfisher Shares (nil paid) by the UK Listing Authority to the Official List and, by the London Stock Exchange, to trading on its market for listed securities becoming effective by not later than 8.00 a.m. (or such later time as the parties may agree) on 31 July 2002.

(m) Syndicated Loan Facility Agreement

Pursuant to letters signed between the parties on 15 May 2002, on 17 May 2002 the Company as borrower, BNP Paribas, Deutsche Bank AG London and UBS Warburg as mandated lead arrangers and BNP Paribas, Deutsche Bank AG London and UBS Warburg as underwriters entered into a €2.4 billion loan facility agreement (the "Facility Agreement"). Under the Facility Agreement, the banks will make available to the Company:

(a) a three year committed term loan facility up to the amount of €1.6 billion; and

(b) a 364 day committed revolving credit facility up to the amount of €800 million with an option to convert the revolving credit facility into up to a two year committed term loan facility.

The purpose of the facilities provided under the Facility Agreement are to finance, in part, the Offer together with fees, costs and expenses in connection with the Offer. The borrowings will bear interest at a rate equal to the aggregate of the London inter-bank offered rate or, as the case may be, the European inter-bank offered rate plus the margin of between 0.55 per cent. per annum and 0.85 per cent. per annum (determined by reference to a formula based on the leverage ratio) plus mandatory costs. In addition, the Company will be liable to pay the expenses of the underwriters and certain fees, including, but not limited to:

(a) a commitment fee payable quarterly in arrears on the undrawn, uncancelled portion of:

  (i) the term loan facility at a rate equal to 0.20 per cent. until 31 October 2002 and 40% of the applicable margin from 1 November 2002 per annum; and

  (ii) the revolving credit facility at a rate equal to 0.15 per cent. per annum; and

(b) a term-out fee payable on the date that the revolving credit facility is converted into a term loan facility of up to 0.20 per cent. of the amount so converted.

The Facility Agreement includes customary covenants and warranties given by the Company and certain members of the Group and events of default.

The mandated lead arrangers intend to syndicate the Facility Agreement to a group of lenders. The mandated lead arrangers and the Company have agreed the terms of engagement in relation to the syndication.

6.2 Castorama Shares, Bonds and Warrants

Based on information published or made available by Castorama of which Kingfisher is aware, no contracts (not being contracts entered into in the ordinary course of business) relating to Castorama Shares, Castorama Bonds or Castorama Warrants have been entered into (i) within the two years immediately preceding the date of this document or (ii) at any time and contain obligations or entitlements which are, or may be, material to the Enlarged Kingfisher Group.

7. Litigation

7.1 Kingfisher Group and Castorama Group

Neither Kingfisher nor any member of the Enlarged Kingfisher Group is or has been involved in any legal or arbitration proceedings nor, so far as Kingfisher is aware, are any such proceedings pending or threatened by or against Kingfisher or any member of the Enlarged Kingfisher Group, which may have or have had during the period of twelve months immediately preceding the date of this document, a significant effect on the financial position of the Enlarged Kingfisher Group.

7.2 Castorama Shares, Bonds and Warrants

Based on information published or made available by Castorama of which Kingfisher is aware, there are no legal or arbitration proceedings (including pending or threatened proceedings) involving the Castorama Shares, Castorama Bonds or Castorama Warrants which may have or have had during the period of twelve months immediately preceding the date of this document, a significant effect on the financial position of the Enlarged Kingfisher Group.

8. Working capital

Kingfisher is of the opinion that taking into account the net proceeds of the Rights Issue and the debt facilities available to it, the Enlarged Kingfisher Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

9. Miscellaneous

9.1 BNP Paribas has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.2 CSFB has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.3 Goldman Sachs International has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.4 Lazard Frères has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.5. Sociéte Génèrale has given and not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.6 UBS Warburg has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of the references to its name in the form and context in which they appear.

9.7 PricewaterhouseCoopers has given and has not withdrawn its written consent to the issue of this document with the inclusion herein of its letter in Part 2 of this document and the references to its name in the form and context in which they appear.

9.8 There has been no significant change in the financial or trading position of the Enlarged Kingfisher Group since 2 February 2002, being the date to which Kingfisher's financial statements, were prepared.

9.9 The exchange rate of €1:£0.6309, being the closing bid/offer spread quoted by Reuters on 17 May 2002, has been used to translate Euro amounts into Sterling and vice versa except where otherwise stated. The Eurocurrency conversion rate of €1:FF6.55957 has been used to translate amounts in French Francs into Euro.

9.10 Kingfisher's registered office is North West House, 119 Marylebone Road, London, NW1 5PX.

10. Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for as long as the Offer remains open for acceptance:

(a) the memorandum and articles of association of Kingfisher and articles (*statuts*) of Castorama;

(b) the Directors' service contracts referred to in paragraph 4 of this Part 3;

(c) the material contracts referred to in paragraph 6 of this Part 3;

(d) the consent letters referred to in paragraph 9 of this Part 3;

(e) the letter from PricewaterhouseCoopers set out in Part 2 regarding the pro forma statement of net assets of the Enlarged Kingfisher Group;

(f) the audited consolidated accounts of Kingfisher for the three financial periods ended 2 February 2002;

(g) the audited consolidated accounts of Castorama for the three financial periods ended 31 January 2002; and

(h) this document.

PART 4
DEFINITIONS

In this document, the following expressions have the following meanings, unless the context otherwise requires:

"A Commandités"	those five *commandités* whose names are set out in the table on page 8 of this document together with, solely for the purposes of the Related Party Transactions, Gonzague Dubois
"B&Q"	B&Q plc
"BNP Paribas"	BNP Paribas S.A.
"Board"	the Board of Directors of Kingfisher
"business day"	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business
"Castorama"	Castorama Dubois Investissements SCA
"Castorama Bonds"	Bonds issued by Castorama between 1996 and 2000 and which are convertible into Castorama Shares at the rate of one bond to four Castorama Shares
"Castorama France"	the business of Castorama carried on in France under the "Castorama" brand and not including Brico Dépôt or Dubois Matériaux
"Castorama Group"	Castorama and its subsidiaries and subsidiary undertakings
"Castorama Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of €1 Euro each in the capital of Castorama and any further such shares which are conditionally allotted or issued on or before the date on which the Offer closes (or such earlier date as Kingfisher may decide)
"Castorama Warrants"	warrants in respect of Castorama Shares granted to the *commandités* pursuant to a resolution of the shareholders of Castorama passed on 18 December 1998
"commandités"	the ten partners of Castorama, being the members of its controlling and governing body
"*Conseil des marchés financiers*"	the French regulatory body responsible, amongst other things, for establishing, and overseeing compliance with, the rules applicable to public takeovers in France, including the approval of the terms of such offers
"CSFB"	Credit Suisse First Boston Equities Limited, in the context of the Underwriting Agreement, or Credit Suisse First Boston (Europe) Limited, broker and adviser to Kingfisher (as the context requires)
"Directors"	the Directors of Kingfisher whose names appear on page 14 of this document
"Electricals business"	Kingfisher's electricals and furniture businesses, comprising retail operations in the UK, France, Belgium, the Netherlands, Germany, Luxembourg, Austria and the Czech and Slovak Republics
"Enlarged Kingfisher Group"	the Kingfisher Group including the Castorama Group as enlarged by the acquisition of all of the Castorama Shares

"Extraordinary General Meeting" or "EGM"	the extraordinary general meeting of Kingfisher to be held on 7 June 2002
"Form of Proxy"	the form of proxy for use in connection with the EGM enclosed with this document
"FSMA"	the Financial Services and Markets Act 2000
"Kingfisher" or "the Company"	Kingfisher plc
"Kingfisher Group" or "Group"	Kingfisher and its subsidiaries and subsidiary undertakings other than the Castorama Group
"Kingfisher Share Option Schemes"	the Kingfisher ShareSave Scheme 1993, the Kingfisher International ShareSave Plan, the Kingfisher Irish ShareSave Plan, the Kingfisher Executive Share Option Scheme 1983, the Kingfisher Executive Share Option Scheme 1993, the Kingfisher International Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme, the Kingfisher Phantom Share Option Scheme, the Kingfisher plc Group Value Enhancement Plan 1996, the Kingfisher Incentive Plan, the Kingfisher Incentive Plan 2001 and the Kingfisher All Employee Share Ownership Plan 2001
"Kingfisher's Registrar"	Computershare Investor Services PLC
"Kingfisher Shares"	ordinary shares of 13.75 pence each in the capital of Kingfisher
"Listing Rules"	the Listing Rules made by the UK Listing Authority under section 74 of FSMA
"London Stock Exchange"	London Stock Exchange plc
"new Kingfisher Shares"	the Kingfisher Shares to be allotted and issued pursuant to the Rights Issue
"Offer"	the proposed cash offer to acquire all of the Castorama Shares, Castorama Bonds and Castorama Warrants, upon the terms and subject to the conditions described in paragraph 4 of Part 1 of this circular, to be made by or on behalf of Kingfisher (including any subsequent amendment, variation, revision, extension or renewal thereof)
"Official List"	the Official List of the UK Listing Authority
"Overseas Shareholders"	Kingfisher shareholders with registered addresses outside the UK or who are citizens or residents of countries outside the UK
"PIN"	a personal identification number assigned to each Kingfisher shareholder as a security code for the purpose of electronic voting
"Qualifying Shareholders"	holders of Kingfisher Shares on the register of members of Kingfisher at the close of business on the record date of the Right Issue
"Related Party Transactions"	the related party transactions for the purposes of and as defined in Chapter 11 of the Listing Rules between the Company and the *A Commandités* or any of their respective associates (within the meaning of the Listing Rules) pursuant to the Offer and as described in paragraph 4 of Part 1 of this document
"Resolutions"	the resolutions contained in the notice of Extraordinary General Meeting set out at the end of this document

"Rights Issue"	the proposed issue by way of rights of new Kingfisher Shares to Qualifying Shareholders on the basis described in this document and to be set out in a prospectus to be published and dispatched to Qualifying Shareholders (other than certain Overseas Shareholders) in accordance with the Listing Rules
"Shareholder Reference Number" or "SRN"	the unique number assigned to each Kingfisher shareholder account by Kingfisher's Registrar
"UBS Warburg"	UBS AG, acting though its business group, UBS Warburg, in the context of the Underwriting Agreement; UBS AG London Branch in its capacity as a provider of debt finance; and UBS Warburg Ltd., as broker, adviser and mandated lead arranger of the debt facility to Kingfisher (as the context requires)
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA
"Underwriters"	UBS Warburg, Goldman Sachs International and CSFB
"Underwriting Agreement"	the agreement dated 15 May 2002 between Kingfisher and the Underwriters relating to the Rights Issue
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction
"US Person(s)"	as defined in Regulation S of the United States Securities Act 1933

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "parent undertaking" have the respective meanings given to them by the Companies Act 1985.

KINGFISHER PLC

(Registered in England and Wales No. 1664812)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of Kingfisher plc (the "Company") will be held at The Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ on 7 June 2002 at 10:30 a.m. for the purpose of considering and, if thought fit, passing the resolutions set out below as ordinary resolutions:

1. That:

(a) the authorised share capital of the Company be and is hereby increased from £200,000,000 divided into 1,454,545,454 ordinary shares of 13.75 pence to £475,000,000 by the creation of an additional 2,000,000,000 ordinary shares of 13.75 pence each; and

(b) the Directors be and are hereby generally authorised and empowered for the purposes of Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined therein) up to a maximum aggregate nominal amount of £275,000,000, provided that this authority shall (unless previously renewed, revoked or varied by the Company in general meeting) expire at the conclusion of the annual general meeting of the Company held during 2003, (the "expiry date"), save that the Company may before the expiry date make any offer or agreement which would or might require relevant securities to be allotted after such expiry date and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired. The authority granted by this resolution shall be in addition, and without prejudice, to all existing authorities to allot relevant securities granted to the Directors.

2. That:

(a) the offer to the shareholders, bondholders and share warrant holders of Castorama Dubois Investissements SCA ("Castorama"), upon the terms and subject to the conditions described in the accompanying circular to shareholders of even date (the "Circular"), to be made by or on behalf of the Company, to acquire the whole of the issued and to be issued ordinary share capital of Castorama and the outstanding convertible bonds and share warrants issued by Castorama (the "Offer") be and is hereby approved and the Directors (or any duly authorised committee thereof) be and are hereby authorised to waive, amend, vary, revise, extend or renew any of the terms or conditions of the Offer as originally proposed or made or as subsequently waived, amended, varied, revised, extended or renewed (provided that, in the opinion of the Directors any such waiver, amendment, variation, revision, extension or renewal is not material) and to approve any additional or other offer or offers and the performance or (as the case may be) grant by the Company and/or any of its subsidiaries and/or subsidiary or associated undertakings of all acts, agreements, arrangements and indemnities which the Directors (or any such committee) consider necessary or desirable for the purpose of or in connection with the Offer or the acquisition of shares or other securities of Castorama including, without limitation, making and implementing proposals described in the Circular in relation to any share option and employee share ownership schemes established by Castorama on such terms and conditions as they may consider appropriate; and

(b) the purchase by the Company and/or any of its subsidiaries or subsidiary and/or associated undertakings of any share capital or other securities of Castorama on and subject to such terms and conditions as may be approved by the Directors (or any duly authorised committee thereof) be and is hereby approved; and

(c) the purchase pursuant to the Offer (whether as originally made or as subsequently waived, amended, varied, revised, extended or renewed) by or on behalf of the Company from all or any of Jean-Hugues Loyez, Jean-Luc Dubois, François-Régis Motte, Gilles Pourbaix, Jean-Pierre Dufour or Gonzague Dubois (or any of their respective associates within the meaning of the listing rules of the UK Listing Authority) of ordinary shares in Castorama or convertible bonds or warrants issued by Castorama be and is hereby approved.

BY ORDER OF THE BOARD
Helen Jones
Secretary

Registered Office:
North West House
119 Maryleborne Road
London NW1 5PX

22 May 2002

Notes

(1) A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, vote instead of him/her. A proxy may not speak at the meeting except with the permission of the Chairman of the meeting. A proxy need not be a member of the Company.

(2) Only those shareholders registered in the register of members of the Company as at 10:30 a.m. on 5 June 2002 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their names at that time (regulation 41 of the Uncertificated Securities Regulations 2001).

(3) To be valid, the form of proxy, together with any power of attorney or other written authority under which it is signed, should reach the office of the Registrar, Computershare Investor Services PLC, PO Box 1075, The Pavilions, Bridgwater Road, Bristol BS99 3FA as soon as possible but in any event by 10:30 a.m. on 5 June 2002.

(4) If the member is a corporation, the form of proxy shall be executed under its common seal or under the hand of an officer, attorney or other person duly authorised in writing.

(5) In the case of joint holders the signature of any of them will suffice and the vote of the senior holder who tenders a vote whether in person or by proxy shall be accepted to the exclusion of the other joint holder(s) and for this purpose seniority shall be determined by the order in which the names appear in the register of members in respect of their joint shareholding.

(6) Any amendment to the form of proxy must be initialled by the person signing it.

(7) There will be available for inspection at the registered office of the Company during normal business hours on any weekday (public holidays excepted) from the date of this notice until the date of the extraordinary general meeting and at The Landmark London Hotel for 15 minutes prior to and during the meeting:

(a) the register of directors' interests in the ordinary shares of the Company; and

(b) the service contracts of the directors.

(8) Appointment of a proxy will not prevent a member from attending and voting at the extraordinary general meeting should he/she decide to do so.

(9) The form of proxy confers authority to demand or join in demanding a poll.

(10) A member may submit his/her form of proxy electronically via the internet using the Shareholder Reference Number ('SRN') and PIN given on the form of proxy. To do so, he/she should go to http://www.kingfisher.com/shareholders and click on the link on the home page. Terms and conditions apply as stated on the website.

(11) A member (and a proxy or representative he/she appoints) agrees, by attending the meeting, that he/she is expressly requesting and that he/she is willing to receive any communications (including communications relating to the Company's securities) made at that meeting.

(12) All enquiries regarding the form of proxy should be directed to the Company's Registrar, Computershare Investor Services PLC, at the address given above (Tel: 0870 703 0088).

Printed by RR Donnelley Financial, 52584

Kingfisher plc
File Reference 82-968

KINGFISHER

Prospectus relating to the
1 for 1 Rights Issue
at 155 pence per new Kingfisher Share
in connection with the Offer for the
minority shareholding in
Castorama Dubois Investissements SCA

KINGFISHER

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the action you should take, you are recommended to seek immediately your own financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser duly authorised under the Financial Services and Markets Act 2000.

If you sell or have sold or otherwise transferred all of your existing Kingfisher Shares (other than ex-rights) in certificated form before 11 July 2002 (the "ex-rights date"), please send this document and any accompanying Provisional Allotment Letter at once to the purchaser or transferee or to the bank, stockbroker or other agent through whom you sell or have sold or otherwise transferred your Kingfisher Shares for delivery to the purchaser or transferee. If you sell or have sold or otherwise transferred Kingfisher Shares held in uncertificated form before the ex-rights date, a claim transaction will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

Goldman Sachs International is acting as strategic and financial adviser to Kingfisher on the Group transformation. Goldman Sachs International and BNP Paribas are acting as principal financial advisers to Kingfisher in relation to the transaction. Additional financial advice is being provided by UBS Warburg and Credit Suisse First Boston in relation to the UK aspects of the transaction and by Lazard Frères and Société Générale in relation to the French aspects of the transaction.

Each of Goldman Sachs International, BNP Paribas, UBS Warburg, Credit Suisse First Boston, Lazard Frères and Société Générale is acting for Kingfisher and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

A copy of this document, which comprises a prospectus relating to new Kingfisher Shares prepared in accordance with the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of that Act.

Neither this document nor any other document relating to the Rights Issue shall be posted by any means to persons inside the Republic of France until the *Commission des opérations de bourse* has granted its visa on this document.

KINGFISHER

KINGFISHER plc

(incorporated in England and Wales under the Companies Act 1985
with registered number 1664812)

Prospectus relating to the 1 for 1 Rights Issue of 1,293,642,792 new Kingfisher Shares at 155 pence per share in connection with the Offer for the minority shareholding in Castorama Dubois Investissements SCA

Application has been made to the UK Listing Authority and to the London Stock Exchange for the new Kingfisher Shares to be admitted to the Official List and to be admitted to trading on the London Stock Exchange's market for listed securities. Application has also been made to Euronext Paris SA for the new Kingfisher Shares to be admitted to listing and trading on the *Premier marché* of Euronext Paris SA. It is expected that admission of the new Kingfisher Shares to the Official List and to trading on the London Stock Exchange's market for listed securities will become effective and that dealings will commence, nil paid, in the new Kingfisher Shares on 11 July 2002.

The latest time and date for acceptance and payment in full is 9.30 a.m. on 2 August 2002. The procedures for acceptance and payment are set out in Part 3 of this document and, for Qualifying non-CREST Shareholders only, in the accompanying Provisional Allotment Letter.

A Shareholder Helpline is available on 0870 703 0088 (or +44 870 703 0088 if you are calling from outside the UK) from 9.00 a.m. to 5.00 p.m. Monday to Friday and from 9.00 a.m. to 1.00 p.m. on Saturday and will remain open until 16 August 2002. For legal reasons, the Shareholder Helpline will only be able to provide you with information contained in this document and any accompanying Provisional Allotment Letter and with information relating to Kingfisher's register of members and will be unable to give advice on the merits of the Rights Issue or the Offer or to provide financial or investment advice.

The distribution of this document and/or the accompanying Provisional Allotment Letter, and/or the transfer of Nil Paid Rights or Fully Paid Rights, through CREST or otherwise, in jurisdictions other than the UK or France may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any of those restrictions. Any failure to comply with any of those restrictions may constitute a violation of the securities laws of any such jurisdiction. **The attention of Non-UK Shareholders is drawn to paragraph 7 of Part 3 of this document.**

Neither the Nil Paid Rights, the Fully Paid Rights, the new Kingfisher Shares nor the Provisional Allotment Letters have been or will be registered under the US Securities Act, and accordingly, the Rights Issue is not being made in the United States unless an exemption from registration under the US Securities Act is available. Shareholders and beneficial owners who believe that they hold on behalf of persons eligible under such an exemption should contact Kate Brown, Assistant Company Secretary at Kingfisher (North West House, 119 Marylebone Road, London NW1 5PX Tel: +44-20-7725-5762) to determine whether and how such persons may participate. Neither this document, nor the Provisional Allotment Letters may be distributed in or into the United States under any other circumstances.

Your attention is drawn to the investment considerations set out in Part 6 of this document.

CONTENTS

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record Date for the Rights Issue	Close of business 8 July 2002
Nil Paid Rights in CREST enabled (Qualifying CREST Shareholders only)	11 July 2002
Dealings in new Kingfisher Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 11 July 2002
Kingfisher Shares trade ex-rights	11 July 2002
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	9.30 a.m. on 26 July 2002
Latest time and date for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on 30 July 2002
Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 p.m. on 31 July 2002
Latest time and date for acceptance, payment in full and registration of renunciation	9.30 a.m. on 2 August 2002
New Kingfisher Shares credited to CREST stock accounts	5 August 2002
Despatch of definitive share certificates for new Kingfisher Shares in certificated form	9 August 2002

Notes:

(i) The dates set out in the expected timetable of principal events above and mentioned throughout this document and in the Provisional Allotment Letter may be adjusted by Kingfisher, in which event details of the new dates will be notified to the UK Listing Authority, a Regulatory Information Service approved by the UK Listing Authority, the London Stock Exchange, the *Commission des opérations de bourse* and Euronext Paris SA and, where appropriate, Kingfisher shareholders.

(ii) References to times in this document are to London time unless otherwise stated.

(iii) If you have any queries on the procedure for acceptance and payment, you should contact Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE (Tel: 0870 703 0088).

Certain statements made in this document are forward looking statements. Such statements, including those regarding the expected effect on earnings of the proposed integration programme and Kingfisher's objectives regarding earnings growth, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, legal, transactional, regulatory and economic factors, as well as the Company's ability to implement cost savings and revenue-enhancing measures in Castorama. Other factors include the Company's ability to successfully add new and planned store space and to continue to implement cost and cash controls, and to turn around the German electricals business. Subject to the Listing Rules of the UK Listing Authority, Kingfisher assumes no responsibility to update any of the forward-looking statements contained herein.

PART 1

PRELIMINARY INFORMATION

1. Introduction

On 15 May 2002, the Board of Kingfisher announced plans for a strategic transformation. It announced that it had initiated the process of acquiring the outstanding minority interests in Castorama Dubois Investissements SCA, a proposed Rights Issue to fund partially the proposed Offer and its intention to separate its Home Improvement and Electricals businesses.

Your Board believes that there is a clear need for a unified organisational structure to realise the benefits of an integrated pan-European Home Improvement business. This will deliver enhanced value for shareholders and provide improved opportunities for employees by unlocking the significant unrealised potential in the Home Improvement business, building on Kingfisher's existing interest in the three major European markets.

Furthermore your Board believes that it is appropriate to pursue the separation of Kingfisher's Electricals business. The separation will create two leading businesses helped by greater management focus which the Board expects to lead to enhanced shareholder value. It should also help to ensure both businesses, made more transparent as separate concerns, are fully valued by the market.

On 22 May 2002, a circular was sent to Kingfisher's shareholders convening an Extraordinary General Meeting, which was held on 7 June 2002. At that Meeting, both the proposed Offer and the related Rights Issue were approved by an overwhelming majority of shareholders.

Kingfisher remains convinced that proceeding to buy the minorities of Castoroma is appropriate and in the best interests of its business, shareholders and employees. This is notwithstanding the significant decline in global equity markets and the extended time taken to complete the process, which is likely to have delayed the delivery of the identified performance improvements.

2. Offer for Castorama

Kingfisher is proposing to make a cash offer of €67 per Castorama Share, or a total consideration of €5.1 billion (£3.3 billion) for the 45.4 per cent. interest in the fully diluted share capital of Castorama that the Kingfisher Group does not own.

The articles of Castorama lay down a process to enable Kingfisher to exercise full control over Castorama by making a cash offer for the minority interests. This mechanism was approved by the Castorama shareholders when Kingfisher merged the B&Q business into the Castorama Group in 1998. Consistent with this, on 17 April 2002 Kingfisher lodged a formal notice initiating the process.

Castorama's articles include a requirement for an independent bank to provide an opinion on whether Kingfisher's proposed Offer price of €67 per Castorama Share is fair.

On 10 June 2002 Rothschild et Cie. was appointed as the independent bank for this purpose, and on 7 July 2002, certified that Kingfisher's proposed Offer price of €67 per Castorama Share is fair. Accordingly on 8 July 2002, Kingfisher announced that it will, subject to its receiving the necessary clearances from competition authorities, proceed to make a formal offer to the minority shareholders of Castorama in accordance with French takeover offer rules, which Kingfisher expects to make in August 2002. Under Castorama's articles, the Kingfisher Group will acquire a casting vote at meetings of the governing boards of Castorama (the *Assemblée des Commandités* and *Conseil de Gérance*) giving it effective control from the time the French stock market regulator *(Conseil des marchés financiers)* approves this cash offer.

Further background to the proposed Offer for the outstanding minority interests in Castorama is set out in Part 5 of this document.

3. Summary of the Rights Issue

In connection with the Offer, your Board also announced on 8 July 2002 that it is proposing to raise approximately £2 billion, by the issue of 1,293,642,792 new Kingfisher Shares at a price of 155 pence per new Kingfisher Share. The issue is being made by way of a Rights Issue to Qualifying Shareholders on the basis of:

1 new Kingfisher Share for every 1 existing Kingfisher Share

held at the close of business on 8 July 2002. The Issue Price reflects a discount of 50 per cent. to the

middle market price of 310 pence per Kingfisher Share on 5 July 2002, the last business day prior to the date of announcement of Kingfisher's intention to proceed with the Rights Issue.

The Rights Issue is fully underwritten by UBS Warburg, Credit Suisse First Boston and Goldman Sachs International. This underwriting ensures that Kingfisher has the necessary equity funding in place to proceed with the Offer. The Rights Issue is not conditional on the Offer for Castorama being made.

The terms and conditions of the Rights Issue are set out in Part 3 of this document.

4. Use of proceeds from the Rights Issue

Kingfisher will use the net funds raised by the Rights Issue, expected to be some £2 billion, towards payment for the acquisition of the 45.4 per cent. of the issued share capital of Castorama that the Kingfisher Group does not already own. The remainder of the financing of the Offer will be through the new debt facility of up to €2.4 billion which is referred to on page 53 below.

Although the Rights Issue is not conditional on the Offer being made, Kingfisher believes that, in so far as the EC merger regulatory pre-condition to the making of the Offer is concerned, the Offer is not foreseen to give rise to substantive competition concerns. Furthermore, Kingfisher believes that, in view of the Rothschild et Cie. fairness opinion, once the Offer is made, the Company will acquire all or a substantial part of the capital of Castorama that it does not already own.

In the unlikely event that the Offer is not made or if Kingfisher does not acquire all or a substantial part of the issued share capital of Castorama that the Kingfisher Group does not already own, Kingfisher will return the excess funds raised from the Rights Issue in an appropriate manner consistent with maintaining a strong balance sheet in line with its current balance sheet objectives.

5. Background and Rationale for the Offer and the Rights Issue

Home Improvement Business

Kingfisher's vision is to create an integrated pan-European Home Improvement business that combines global scale with local marketing skills. It will focus on markets where it can establish leading market positions. Kingfisher believes this will create enhanced opportunities for employees, deliver superior returns on invested capital and so create additional value for shareholders. Kingfisher will create a unified Group with a clear and accountable management structure and unified employee and shareholder bases. The removal of the existing co-control arrangements will allow Kingfisher to further this vision.

The Group will have a clear strategic agenda to deliver value, with three objectives:

- Backing the established winners—B&Q, Brico Dépôt, Castorama Poland and Screwfix
- Reinvigorating Castorama France
- Focussing on selected international markets to build leaders

It is critical that the Group drives further growth in value from continuing to invest in B&Q, Brico Dépôt, Castorama Poland and Screwfix. Since 1999, B&Q and Screwfix together have contributed 122 per cent. of Castorama's retail profit growth, with Brico Dépôt and Castorama Poland contributing 11 per cent. and 22 per cent., respectively. These gains offset the declines in retail profit growth elsewhere in the Castorama Group. These engines of growth must be continuously reinvigorated and extended to stay ahead of local competition. In the medium term, they will also benefit from using Group advantages of buying scale and shared retail expertise to help them serve their customers even better.

Castorama in France has a strong brand but has under-performed, relative to its local competition, due to a lack of investment and innovation in development. Kingfisher will work with the local management teams to address two key priorities:

- Achieving sales growth in the business
- Improving profitability

In the first instance, the business will work on improving its consumer offer, by adopting common core ranges, addressing the poor pricing perception and undertaking a widespread low cost renewal programme, together with selective full store transformations. This will be done in line with a new vision for the brand, where much research has recently been done. The scope of likely benefits from this

programme has been estimated to be in the order of £6 million in the first full year rising to £12 million in 2004/5. Based on almost a decade of experience of working in the French market, Kingfisher will develop detailed plans with local management, starting once the Offer is made, when greater access to the necessary operating details will be possible.

In addition to improving the consumer offering, Kingfisher will also seek to reduce product costs by working constructively with suppliers, using the techniques already successfully applied at B&Q, which generated a saving in 2001 of £48 million. The initial scoping of this programme indicates a possible benefit of £22 million in 2003/4 rising to a target of £40 million in the following year, if applied also to Brico Dépôt and Castorama Poland. These benefits reflect estimated costs of implementation based on the experience in B&Q, but do not account for any significant unanticipated issues that may arise once Kingfisher has full access to operational details. George Adams, B&Q's Managing Director - Commercial, will be responsible for this programme.

In relation to the international businesses, Kingfisher will review with local management the appropriate path to local market leadership. If Kingfisher cannot see how to achieve this Kingfisher, together with local management, will institute a plan for exiting those markets in the most appropriate manner. Kingfisher will focus on creating a limited number of long term leading businesses that will add significant value in the medium and long term. Ian Cheshire, Executive Director, will be responsible for this process.

Kingfisher will continue to be headquartered and publicly quoted in London. In accordance with its current practice, Kingfisher expects each of its operating businesses to retain their own management structures and cultures. The headquarters for Castorama France will, naturally, continue to be in Lille, that for B&Q in Southampton and for Brico Dépôt in Paris.

The corporate centre for the newly unified group will have group functions in both London and Lille, using the best people for each role from the existing corporate teams, regardless of nationality or current working location. Kingfisher has already given an undertaking that, in the creation of the new integrated corporate centre, there will be no compulsory redundancies. In 2003/4 the savings from combining the Castorama Group head office functions with Kingfisher's is targeted to be £5 million per annum.

Kingfisher believes that these programmes, together with other initiatives in the Home Improvement business, will generate overall benefits from the Offer of between £30 million and £40 million in the first full year. These are targeted to rise to at least £55 million in the following year. The time it will take to achieve these benefits depends on quickly developing positive and constructive working relationships across the Group.

Finally, Kingfisher will be in a position to move ahead with its plans to separate its Electricals business, enabling it to simplify the Group head office structure further, and to realise other benefits such as being able to integrate various existing Home Improvement interests in Kingfisher, including Nomi and the property holdings, as well as to strengthen the strategic alliance with Hornbach. These moves enable Kingfisher to target the generation of benefits of up to £20 million in 2004/5, creating total targeted benefits from this transformation of up to £80 million in 2004/5.

Financial Effects

In the circular sent to shareholders on 22 May 2002, it was stated that the Board expected that the delivery of the performance and other initiatives that are planned would lead to the Offer, as envisaged, being modestly enhancing to earnings per share, after adjusting for the Rights Issue, in the first full trading year after implementation of the Offer. Between 22 May and 5 July 2002 the FTSE 100 index has fallen by 10.4 per cent., the CAC 40 index by 10.7 per cent. and Kingfisher's share price by 14.1 per cent. reflecting the general decline in equity markets globally.

Based on Kingfisher's closing share price on 5 July of 310 pence, it is expected that these performance improvements and other planned initiatives will lead to the Offer being modestly enhancing to Kingfisher's earnings per share, after adjusting for the Rights Issue, in the second full trading year after implementation of the Offer. Based on Kingfisher's share price prior to announcement of the initiation of the offer process, on 15 May 2002, of 385.5 pence, the Offer would have been modestly enhancing to earnings per share in the first full trading year.

Separation of Kingfisher's Electricals Business

Kingfisher's Electricals business includes leading European brands such as Comet in the UK and Darty in France. It is a strong generator of cash, is the second most profitable business in the European electricals retailing sector and, in the Board's view, has significant future growth potential. The Board firmly believes that, with its experienced management team in place and the independent management focus that separation will bring, the Electricals business can achieve this potential as a stand-alone entity.

Kingfisher intends to explore all possible options for the separation of its Electricals business to create additional value for shareholders, including a separate listing for the Electricals business that might result in a fuller valuation by the market. Following the completion of the Offer for the minority interests of Castorama, it is anticipated that the separation will be undertaken on the timeframe previously announced. The separation would be subject to prior shareholder approval. However, the Company will only progress with such a separation if, as currently anticipated, it is considered to be in the best interests of shareholders at that time and taking account of the then prevailing market conditions. To the extent that following the Rights Issue, implementation of the Offer and receipt of any proceeds of separation of the Electricals business, the Board believes that Kingfisher has excess cash available to it, the Board will return such excess cash to shareholders consistent with its aim of maintaining an overall strong balance sheet in line with its existing balance sheet objectives.

Overseeing the Transformation

Upon the Offer being approved by the French stock market regulator, a joint Anglo-French management team, led by Kingfisher's Chairman, Francis Mackay, and Kingfisher's Chief Executive, Sir Geoffrey Mulcahy, will take on management responsibility for Castorama. The process of seeking a successor to Sir Geoffrey is proceeding as planned and the outcome will be announced within four months. The existing operating management will remain in place.

6. Current Trading and Prospects

On 30 May 2002, Kingfisher announced trading results for the first quarter to 4 May 2002. Retail sales were up 6.6 per cent. to £2.4 billion. On a like-for-like basis, sales grew by 1.4 per cent. With a firm focus remaining on margin and cost management, retail profit grew by 25.2 per cent.

The Group's Home Improvement business delivered a strong performance, boosted primarily by UK market leader B&Q. Total UK sales were up 18.9 per cent., with like-for-like sales ahead by 5.9 per cent. In France, total sales grew by 5.6 per cent., with a 2.1 per cent. like-for-like increase, helped by Castorama's decision to bring forward its Spring sales promotion. Home Improvement retail profit was strongly ahead at £101.3 million.

The first quarter is less significant for Kingfisher's Electricals business, accounting for around 5.0 per cent. of annual retail profit. Sales declined by 5.0 per cent. on a like-for-like basis, with market conditions in continental Europe continuing to be particularly challenging. Retail profit of £13.3 million was 23.1 per cent. higher. However, after adjusting for the additional month of sales and losses in last year's German results, total Electrical & Furniture sales declined by 1.7 per cent. and there was a slight fall in retail profit.

During the period, while results for individual businesses have varied, the Group made a good start to the year. Although economic conditions remained difficult, especially in continental Europe, Kingfisher considered that the prospects for the Group as a whole for the current financial year were satisfactory. This view has not changed since the end of the first quarter.

7. Additional information

Shareholders should refer to the additional information set out in Part 7 of this document.

Part 2 of this document answers some of the questions most often asked by shareholders about rights issues and the procedure for acceptance and payment. If you have any other questions please telephone the Shareholder Helpline on 0870 703 0088 (or +44 870 703 0088 if you are calling from outside the UK) from 9.00 a.m. to 5.00 p.m. Monday to Friday and from 9.00 a.m. to 1.00 p.m. on Saturday until 16 August 2002. For legal reasons, the Shareholder Helpline will only be able to provide you with information contained in this document and any accompanying Provisional Allotment Letter and with information relating to Kingfisher's register of members and will be unable to give advice on the merits of the Rights Issue or the Offer or to provide financial or investment advice.

8. French shareholders

Qualifying Shareholders with registered addresses in France will also receive, for information, a French summary of this document. The offer of new Kingfisher Shares to French shareholders will be made in the manner described in paragraph 7(b) of Part 3 of this document.

9. Other Non-UK Shareholders

The attention of shareholders who have registered addresses outside the UK and France, or who are citizens or residents of countries other than the UK or France, is drawn to the information which appears in the paragraph entitled "Non-UK Shareholders" in paragraph 7 of Part 3 of this document. The offer of new Kingfisher Shares to Non-UK Shareholders will be made in the manner described in paragraph 7(b) of Part 3 of this document.

10. Kingfisher Share Option Schemes

Outstanding options issued under the Kingfisher Share Option Schemes will be adjusted to take account of the Rights Issue, as provided for in the relevant scheme rules and in accordance with local law. Where necessary, such adjustments will be subject to written confirmation from the Company's auditors that the adjustments are, in their opinion, fair and reasonable. In the case of Inland Revenue approved schemes, any such adjustment would also be subject to the prior approval of the Inland Revenue.

Details of outstanding awards are set out in Paragraphs 3 and 6 of Part 7 of this document.

11. Taxation

Information about UK taxation and the Rights Issue is set out in paragraph 10 of Part 7 of this document. If you are in any doubt as to your tax position, or you are subject to tax in a jurisdiction other than the UK, you should consult your own independent professional adviser without delay.

12. Action to be taken

If you are a Qualifying non-CREST Shareholder (other than Non-UK Shareholders with registered addresses outside France) you will find enclosed a Provisional Allotment Letter setting out your entitlement to new Kingfisher Shares and containing instructions on how to take up that entitlement under the Rights Issue.

If you are a Qualifying CREST Shareholder (other than Non-UK Shareholders with registered addresses outside France) no Provisional Allotment Letter is enclosed. You will have your CREST stock account credited with your entitlement to Nil Paid Rights.

Please see Part 3 of this document for the terms and conditions of the Rights Issue.

If you sell or have sold or otherwise transferred all of your existing Kingfisher Shares before 8 July 2002, you will not be entitled to participate in the Rights Issue. However, the purchaser or transferee of your Kingfisher Shares may be entitled to participate in the Rights Issue. In this case, please send this document together with any accompanying Provisional Allotment Letter immediately to the purchaser or transferee or to the bank, stockbroker or other agent through whom you sell or have sold or transferred your shares for delivery to the purchaser or transferee.

The latest time for acceptance under the Rights Issue is expected by Kingfisher to be, unless otherwise announced to a Regulatory Information Service approved by the UK Listing Authority, 9.30 a.m. on 2 August 2002.

The procedure for acceptance and payment depends on whether, at the time at which acceptance and payment is made, the Nil Paid Rights are in certified form (that is, are represented by a Provisional Allotment Letter) or are in uncertificated form (that is, are in CREST). The procedure for acceptance and payment is set out in Part 3 of this document. Further details also appear on the Provisional Allotment Letters.

Qualifying CREST Shareholders who are CREST sponsored members should refer to their CREST sponsors regarding the action to be taken in connection with the Rights Issue.

If you have any questions please telephone the Shareholder Helpline.

13. Directors' intentions in relation to the Rights Issue

Francis Mackay, John Bullock, Ian Cheshire, Michael Hepher, Anthony Percival, Margaret Salmon and William Whiting, who hold in aggregate 48,731 Kingfisher Shares, representing approximately 0.004 per cent. of Kingfisher's current issued share capital, intend to take up their rights in full. Sir Geoffrey Mulcahy, Jean-Noël Labroue and Bernard Thiolon intend to subscribe for such new Kingfisher Shares as can be funded by the sale (after all applicable taxes), nil paid, of the balance of their respective entitlements.

PART 2

SOME QUESTIONS AND ANSWERS ON THE RIGHTS ISSUE

The questions and answers set out in this Part 2 are intended to be in general terms only and, as such, you should read Part 3 of this document for full details of what action you should take. If you are in any doubt as to what action you should take, please consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser.

Traditionally, Kingfisher Shares have been held in certificated form (that is, represented by share certificates). Now, many Kingfisher Shares are held in uncertificated form (that is, through CREST). Section A below deals with general questions, and specific questions relating to shares in certificated form. Section B below deals with specific questions relating to shares held in uncertificated form (in CREST).

If you do not know whether your Kingfisher Shares are in certificated or uncertificated form, call the Shareholder Helpline.

Section A: General Questions and Answers For Holders with Share Certificates

What is a rights issue?

Rights issues are a way for companies to raise money. They do this by giving their existing shareholders a right to buy new shares in the Company in proportion to their existing shareholdings. This Rights Issue is an offer of one new Kingfisher Share for every Kingfisher Share held at the close of business on 8 July 2002 (the Record Date for the Rights Issue). So, if you hold Kingfisher Shares on the Record Date, you will be entitled to buy one new Kingfisher Share for every Kingfisher Share you hold.

New shares are typically offered in a rights issue at a discount to the share price at the time the offer is made. Because of this discount, the right to buy the new shares is potentially valuable. In this Rights Issue, the Issue Price represents a 50 per cent. discount to the closing middle market price of 310 pence per Kingfisher Share on 5 July 2002, the last business day prior to the date of announcement of Kingfisher's intention to proceed with the Rights Issue.

If you do not want to buy the new Kingfisher Shares to which you are entitled, you can instead sell your rights to those shares. This is referred to as dealing "nil paid".

What are my options and what should I do with the Provisional Allotment Letter?

With this document, Qualifying non-CREST Shareholders (other than certain Non-UK Shareholders) will have received a Provisional Allotment Letter. This shows:

in Box 1: how many Kingfisher Shares you held at the close of business on 8 July 2002 (the Record Date for the Rights Issue);

in Box 2: how many new Kingfisher Shares you are entitled to buy; and

in Box 3: how much you need to pay if you want to take up your rights in full.

(a) If you want to take up all your rights

If you want to take up all your rights to subscribe for the new Kingfisher Shares to which you are entitled, all you need to do is send the Provisional Allotment Letter, together with your cheque for the full amount shown in Box 3, payable to "The Royal Bank of Scotland plc—Kingfisher Rights Issue" and crossed "A/C payee only", by hand or by post to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE, or by hand only (between normal business hours) to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, to arrive before 9.30 a.m. on 2 August 2002. You can use the

enclosed reply-paid envelope. Paragraph 3(b) of Part 3 of this document has full instructions on how to accept and pay for your new Kingfisher Shares. Instructions are also set out in the Provisional Allotment Letter. You will be required to pay in full for all the rights you take up. A definitive share certificate will be sent to you for the new Kingfisher Shares you buy.

You will only need your Provisional Allotment Letter to be returned to you if you want to deal in your Fully Paid Rights. Your Provisional Allotment Letter will not be returned to you unless you tick Box 4 on page 1 of the Provisional Allotment Letter. Your definitive share certificate is expected to be despatched to you by 9 August 2002.

(b) If you do not want to take up your rights at all

If you do not want to take up your rights at all, you do not need to do anything. If you do not return your Provisional Allotment Letter by 9.30 a.m. on 2 August 2002, we have made arrangements under which the Underwriters will try to find investors to take up your rights and those of others who have not taken up their rights by then. If the Underwriters do find investors and are able to achieve a premium over the Issue Price and the related expenses of procuring those investors (including any irrecoverable value added tax) you will be sent a cheque for your share of the amount of that premium. Cheques are expected to be despatched by 12 August 2002 and will be sent to your address appearing on Kingfisher's register of members (or to the first named holder if you hold your shares jointly). The Company considers that it would be uneconomical to issue cheques of £3 or less. These amounts will be retained and used by the Company for the benefit of shareholders generally. Shareholdings in certificated and uncertificated form (i.e. in CREST) will be treated as being held by different persons for these purposes.

(c) If you want to take up some but not all of your rights

If you want to take up some but not all of your rights and wish to sell some or all of those you do not want to take up, you should first apply to have your Provisional Allotment Letter split by completing Form X on page 4 of the Provisional Allotment Letter, and returning it to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, to be received by 3.00 p.m. on 31 July 2002, the last time and date for splitting Provisional Allotment Letters, nil paid, together with a covering letter stating the number of split Provisional Allotment Letters required and the number of Nil Paid Rights to be comprised in each split Provisional Allotment Letter. You should then deliver the split Provisional Allotment Letter representing the new Kingfisher Shares you wish to accept together with your cheque to Computershare Investor Services PLC to be received by 9.30 a.m. on 2 August 2002, the last date and time for acceptance and payment in full.

If you want only to take up some of your rights (but not sell the rest yourself), you should also follow the procedure to apply for split Provisional Allotment Letters in accordance with the previous paragraph.

How do I know if I am eligible to participate in the Rights Issue?

If you have received a Provisional Allotment Letter then you should be eligible to participate in the Rights Issue (as long as you do not sell all of your Kingfisher Shares before 11 July 2002 (the ex-rights date)).

What if I have not received a Provisional Allotment Letter?

If you have not received a Provisional Allotment Letter and you do not hold your Kingfisher Shares in CREST, this probably means that you are not eligible to participate in the Rights Issue. Some eligible Kingfisher shareholders, however, will not have received a Provisional Allotment Letter, namely:

- Qualifying CREST Shareholders (please see section B below);
- Kingfisher shareholders who bought Kingfisher Shares before 11 July 2002 but were not registered as the holders of those Kingfisher Shares at the close of business on 8 July 2002; and
- certain Non-UK Shareholders.

If you have not received a Provisional Allotment Letter but think that you should have received one, please contact the Shareholder Helpline.

What should I do if I sell or have sold or have transferred all of my Kingfisher Shares before 11 July 2002 (the "ex rights" date)?

Where you sell or have sold or transferred all of your Kingfisher Shares before 11 July 2002, you should send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other financial adviser through whom you made the sale or transfer.

How many new Kingfisher Shares am I entitled to buy?

Box 2 on page 1 of the Provisional Allotment Letter shows the number of new Kingfisher Shares you are entitled to buy. You are entitled to one new Kingfisher Share for every Kingfisher Share held on 8 July 2002, the Record Date.

If I buy Kingfisher Shares after the Record Date for the Rights Issue (8 July 2002), will I be eligible to participate in the Rights Issue?

If you buy Kingfisher Shares after the Record Date but prior to 11 July 2002, the date the Kingfisher Shares start trading ex-rights (that is, without the right to participate in the Rights Issue), you will be eligible to participate in the Rights Issue. If you buy Kingfisher Shares on or after 11 July 2002, you will not be eligible in respect of those shares.

If I take up my rights, when will I receive my new share certificate?

If you take up your rights under the Rights Issue, share certificates for the new Kingfisher Shares are expected to be posted by 9 August 2002.

Will I be taxed if I take up or sell my rights or if my rights are sold on my behalf?

If you are resident in the UK for tax purposes, you will not have to pay UK tax when you take up your rights, although the Rights Issue will affect the amount of UK tax you may pay when you sell your Kingfisher Shares. However, you may be subject to capital gains tax on any proceeds you receive from the sale of your rights (unless, generally, the proceeds do not exceed £3,000, although in that case the amount of UK tax you pay when you sell your Kingfisher Shares may be affected).

Further information for Qualifying Shareholders who are resident in the UK for tax purposes is contained in paragraph 10 of Part 7 of this document. Qualifying Shareholders who are in any doubt as to their tax position, or who are subject to tax in any other jurisdiction, should consult an appropriate professional adviser as soon as possible.

I understand that there is a period when there is trading in the Nil Paid Rights. What does this mean?

If you do not want to buy the new Kingfisher Shares being offered to you under the Rights Issue, you can instead sell or transfer your rights (called Nil Paid Rights) to those new Kingfisher Shares and receive the net proceeds of the sale or transfer in cash. This is referred to as dealing "nil paid". This means that, during the Rights Issue offer period, you can either purchase Kingfisher Shares (which will not carry any entitlement to participate in the Rights Issue) or you can trade in the Nil Paid Rights. See paragraph 3(d) of Part 3 of this document for more details.

What if I want to sell the new Kingfisher Shares I have paid for?

Provided the new Kingfisher Shares have been paid for and you have requested the return of the receipted Provisional Allotment Letter, you can transfer the Fully Paid Rights by completing Form X, the form of renunciation, on the back of the receipted Provisional Allotment Letter in accordance with the instructions set out on page 4 of the Provisional Allotment Letter until 9.30 a.m. on 2 August 2002. See paragraph 3(e) of Part 3 of this document for more details.

After that date, you will be able to sell your new Kingfisher Shares in the normal way. However, the share certificate relating to your new Kingfisher Shares is expected to be despatched to you by 9 August 2002. Pending despatch of such share certificate, instruments of transfer may be certified by Computershare against the register.

What if I am entitled to Kingfisher Shares under a Kingfisher Share Option Scheme?

Participants in Kingfisher Share Option Schemes will be advised separately of adjustments (if any) to their rights under the Kingfisher Share Schemes.

What should I do if I live outside the UK and France?

Your ability to take up rights to new Kingfisher Shares may be affected by the laws of the country in which you live and you should take professional advice about any formalities you need to observe. Shareholders resident outside the UK and France should refer to paragraph 7 of Part 3 of this document.

Your attention is drawn to the terms and conditions of the Rights Issue in Part 3 of this document and (in the case of Qualifying non-CREST Shareholders) contained in the Provisional Allotment Letter.

Section B: General Questions and Answers for Holders with Shares in CREST

How do I know if I am eligible to participate in the Rights Issue?

If you are a Qualifying CREST Shareholder (save as mentioned below) Nil Paid Rights credited to your CREST stock account(s) will be enabled at 9.30 a.m. on 11 July 2002. The stock account(s) credited will be the account(s) under the participant ID and member account ID that apply to your Kingfisher Shares on the Record Date. If you are a CREST sponsored member, you should consult your CREST sponsor if you wish to check that your account has been credited with your entitlement to Nil Paid Rights. The CREST stock accounts of Non-UK Shareholders with registered addresses outside the UK and France will not be credited with Nil Paid Rights. Non-UK Shareholders should refer to paragraph 7 of Part 3 of this document.

How do I take up my rights using the CREST system?

If you are a Qualifying CREST Shareholder you should refer to paragraph 4 of Part 3 of this document for details on how to take up and pay for your rights.

If you are a CREST member you can make a valid acceptance by ensuring that a Many-to-Many instruction has been inputed and has settled by 9.30 a.m. on 2 August 2002.

If your Kingfisher Shares are held by a nominee or you are a CREST sponsored member you should speak directly to the stockbroker who looks after your shares or your CREST sponsor (as appropriate) who will be able to help you.

If I buy or have bought Kingfisher Shares before 11 July 2002 (the date that trading in the Nil Paid Rights commences), will I be eligible to participate in the Rights Issue?

If you buy or have bought Kingfisher Shares before 11 July 2002, but were not registered as the holder of those Kingfisher Shares at the Record Date for the Rights Issue (8 July 2002), you may still be eligible to participate in the Rights Issue. CRESTCo will raise claims in the normal manner in respect of your purchase and your Nil Paid Rights will be credited to your stock account(s) on settlement of those claims.

You will not be entitled to Nil Paid Rights in respect of any Kingfisher Shares acquired on or after 11 July 2002, the ex-rights date.

What should I do if I sell or have sold or transferred all or some of my Kingfisher Shares before 11 July 2002?

Where you sell or have sold or transferred all of your Kingfisher Shares, you should send this document and the accompanying documents to the purchaser or transferee or to the stockbroker, bank or other financial adviser through whom you made the sale or transfer. A claim transaction in respect of that sale or transfer will automatically be generated by CRESTCo which, on settlement, will transfer the appropriate number of Nil Paid Rights to the purchaser or transferee.

How many new Kingfisher Shares am I entitled to acquire?

Your stock account will be credited with Nil Paid Rights in respect of the number of new Kingfisher Shares to which you are entitled based on the number of Kingfisher Shares you hold on the Record Date. You can also view the claim transactions in respect of purchases/sales effected after this date. If you are a CREST sponsored member, you should consult your CREST sponsor.

If I take up my rights, when will new Kingfisher Shares be credited to my CREST stock account(s)?

If you take up your rights under the Rights Issue, new Kingfisher Shares will be credited to the CREST stock account(s) in which you hold your Fully Paid Rights on 5 August 2002.

Your attention is drawn to the terms and conditions of the Rights Issue in Part 3 of this document.

PART 3

TERMS AND CONDITIONS OF THE RIGHTS ISSUE

1. Terms and conditions of the Rights Issue

1,293,642,792 new Kingfisher Shares are being offered by way of rights to Qualifying Shareholders on the following basis and otherwise on the terms and conditions set out in this document (and in the case of Qualifying non-CREST Shareholders, the Provisional Allotment Letter):

1 new Kingfisher Share at 155 pence per new Kingfisher Share
for every existing Kingfisher Share

held and registered in their name at the close of business on 8 July 2002 and so in proportion for any other number of Kingfisher Shares then held.

The Issue Price of 155 pence per new Kingfisher Share represents a discount of 50 per cent. to the middle market closing price of 310 pence per Kingfisher Share on 5 July 2002, the last business day prior to the date of announcement of Kingfisher's intention to proceed with the Rights Issue.

Holdings of Kingfisher Shares in certificated and uncertificated form will be treated as separate holdings for the purpose of the Rights Issue.

The Rights Issue is not being made by way of this document in any jurisdiction other than the United Kingdom but will be made to Qualifying Shareholders with registered addresses in such jurisdictions as described in paragraph 7(b) of this Part 3. Shareholders taking up their rights by completing a Provisional Allotment Letter or sending a Many-to-Many (*MTM*) instruction to CrestCo will be deemed to have made the warranties set out in paragraph 7(c) of this Part, unless such requirement is waived by the Company. The attention of Non-UK Shareholders is drawn to paragraph 7 of this Part 3.

Application has been made to the UK Listing Authority and to the London Stock Exchange for the new Kingfisher Shares to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. It is expected that Admission will become effective on 11 July 2002 and that dealings in the new Kingfisher Shares will commence, nil paid, at 8.00 a.m. on that date. Application has also been made to Euronext Paris SA for the new Kingfisher Shares, fully paid, to be admitted to listing and trading on the *Premier marché* of Euronext Paris SA.

The Rights Issue is conditional upon:

(i) Admission becoming effective by not later than 8.00 a.m. on 31 July 2002 (or such later time on 31 July 2002 as the Underwriters and Kingfisher may agree); and

(ii) the Underwriting Agreement otherwise having become unconditional in all respects and not having terminated in accordance with its terms prior to commencement of dealings in the new Kingfisher Shares, nil paid.

The existing Kingfisher Shares are already admitted to CREST. Applications have been made for the Nil Paid Rights and the Fully Paid Rights to be admitted to CREST. CRESTCo requires Kingfisher to confirm to it that the new Kingfisher Shares have been admitted to the Official List before CRESTCo will admit any security to CREST. As soon as practicable after Admission, Kingfisher will confirm this to CRESTCo.

It is expected that:

(a) Admission of the new Kingfisher Shares will become effective and that dealings on the London Stock Exchange in the new Kingfisher Shares, nil paid, will commence at 8.00 a.m. on 11 July 2002;

(b) Computershare will instruct CRESTCo to credit the appropriate stock accounts of Qualifying CREST Shareholders with such shareholders' entitlements to Nil Paid Rights, on 9 July 2002; and

(c) the Nil Paid Rights and the Fully Paid Rights will be enabled for settlement by CRESTCo on 11 July 2002, as soon as practicable after Kingfisher has confirmed to CRESTCo that all the conditions for admission of such rights to CREST have been satisfied.

The new Kingfisher Shares will, when issued and fully paid, rank equally in all respects with the existing issued Kingfisher Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this document.

The Underwriters have agreed to underwrite the Rights Issue in accordance with the terms and subject to the conditions in the Underwriting Agreement. The Underwriting Agreement is conditional on certain matters being satisfied or not breached prior to the commencement of dealings in the new Kingfisher Shares, nil paid, and may also be terminated by the Underwriters prior to the commencement of dealings in the new Kingfisher Shares, nil paid, upon the occurrence of certain events, in which case the Rights Issue will not proceed. The Underwriters may arrange sub-underwriting for some, all or none of the new Kingfisher Shares.

All documents and cheques posted to or by Qualifying Shareholders and/or their transferees or renouncees (or their agents, as appropriate) will be posted at their own risk.

2. Action to be taken

The action to be taken in respect of new Kingfisher Shares depends on whether, at the relevant time, the Nil Paid Rights or Fully Paid Rights in respect of which action is to be taken are in certificated form (that is, are represented by Provisional Allotment Letters) or are in uncertificated form (that is, are in CREST).

If you are a Qualifying non-CREST Shareholder and have received a **Provisional Allotment Letter** please refer to **paragraph** 3 and **paragraphs** 5 **to** 9 **of this Part** 3.

If you hold your Kingfisher Shares in CREST, please refer to *paragraph 4* and *paragraphs 5 to 9 of this Part 3* and to the CREST Manual for further information on the CREST procedures referred to below.

CREST sponsored members should refer to their CREST sponsors, as only their CREST sponsors will be able to take the necessary actions specified below to take up the entitlements or otherwise to deal with the Nil Paid Rights or Fully Paid Rights of CREST sponsored members.

3. Action to be taken in relation to Nil Paid Rights represented by Provisional Allotment Letters

(a) General

Each Provisional Allotment Letter (referred to in this paragraph 3 of Part 3 of this document as a "PAL") sets out:

(i) the holding of existing Kingfisher Shares on which the Qualifying non-CREST Shareholder's entitlement to new Kingfisher Shares has been based;

(ii) the number of new Kingfisher Shares which have been provisionally allotted to the Qualifying non-CREST Shareholder;

(iii) the procedures to be followed if the Qualifying non-CREST Shareholder wishes to dispose of all or part of his entitlement or to convert all or part of his entitlement into uncertificated form; and

(iv) instructions regarding acceptance and payment, consolidation, splitting and registration of renunciation.

The latest time and date for acceptance and payment in full will be 9.30 a.m. on 2 August 2002.

(b) Procedure for acceptance and payment

(i) Qualifying non-CREST Shareholders who wish to accept in full

Holders of PALs who wish to take up all of their entitlement must return the PAL, together with a cheque or other remittance, made payable to "The Royal Bank of Scotland plc—Kingfisher Rights Issue" and crossed "A/C payee only", for the full amount payable on acceptance, in accordance with the instructions printed on the PAL, by hand or by post, to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand only (between normal business hours) to

Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, so as to arrive as soon as possible and in any event so as to be received by not later than 9.30 a.m. on 2 August 2002. A reply-paid envelope is enclosed. If you post your PAL within the UK by first class post, it is recommended that you allow at least four days for delivery.

(ii) Qualifying non-CREST Shareholders who wish to accept in part

Holders of PALs who wish to take up some but not all of their rights and wish to sell some or all of those which they do not want to take up, should first apply for split PALs by completing Form X on page 4 of the PAL, and returning it by post or by hand to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR, by 3.00 p.m. on 31 July 2002, the last date and time for splitting Nil Paid Rights, together with a covering letter stating the number of split PALs required and the number of Nil Paid Rights to be comprised in each split PAL. They should then deliver the split PAL representing the new Kingfisher Shares they wish to accept together with a cheque for the appropriate amount, payable to "The Royal Bank of Scotland plc—Kingfisher Rights Issue" and crossed "A/C payee only" by 9.30 a.m. on 2 August 2002, the last date and time for acceptance. Qualifying non-CREST Shareholders who wish to take up some of their rights (but not sell the remainder), should also follow the procedure to apply for split PALs in accordance with this paragraph.

(iii) Company's discretion as to validity of acceptances

If payment is not received in full by 9.30 a.m. on 2 August 2002, the provisional allotment will be deemed to have been declined and will lapse. However, the Company may, with the agreement of the Underwriters, but shall not be so obliged, treat as valid (i) PALs and accompanying remittances which are received through the post not later than 9.30 a.m. on 3 August 2002 (the cover bearing a legible postmark not later than 9.30 a.m. on 2 August 2002) and (ii) applications in respect of which remittances are received prior to 9.30 a.m. on 2 August 2002 from an authorised person (as defined in Section 31(2) Financial Services and Markets Act 2000) specifying the number of new Kingfisher Shares to which the remittance relates and an undertaking by that authorised person to lodge the relevant PAL duly completed in due course.

Kingfisher may also (subject to the agreement of the Underwriters) treat a PAL as valid and binding on the person(s) by whom or on whose behalf it is lodged even if it is not completed in accordance with the relevant instructions or is not accompanied by a valid power of attorney where required.

(iv) Payments

All payments must be in pounds sterling and cheques or banker's drafts should be made payable to "The Royal Bank of Scotland plc—Kingfisher Rights Issue" and crossed "A/C payee only". Cheques or banker's drafts must be drawn on a bank or building society or branch of a bank or building society in the UK or Channel Islands which is either a settlement member of the Cheque and Credit Clearing Company Limited or the CHAPS Clearing Company Limited or which has arranged for its cheques and banker's drafts to be cleared through the facilities provided by any of those companies and must bear the appropriate sort code in the top right hand corner. Cheques drawn on most major high street banks and building societies in the UK will be satisfactory. If you are in any doubt, please contact the Shareholder Helpline. Cheques or banker's drafts will be presented for payment upon receipt. Kingfisher reserves the right to instruct Computershare to seek special clearance of cheques and banker's drafts to allow Kingfisher to obtain value for remittances at the earliest opportunity. No interest will be allowed on payments made before they are due. It is a term of the Rights Issue that cheques shall be honoured on first presentation and if any cheque or other remittance is presented for payment but not honoured by 9.30 a.m. on 2 August 2002 and Kingfisher notifies the Underwriters prior to 7.30 a.m. on 3 August 2002, any acceptance in respect of new Kingfisher Shares to which such cheque or other remittance relates shall be treated as invalid.

(c) Money Laundering Regulations

If the value of your application exceeds £9,600 (the approximate equivalent of €15,000) (or is one of a series of linked applications, the aggregate value of which exceeds that amount) and either you do not pay by a cheque drawn on an account in your own name and/or the account from which payment is to be made is not held within an institution that has permission to accept deposits in the UK under Part 4 of the Financial Services and Markets Act 2000 or that is an EU authorised credit institution, as defined in Article 1 of the Banking Consolidation Directive (2000/12/EC) as referred to in the verification of identity requirements of the Money Laundering Regulations 1993, the Money Laundering Regulations will apply. Computershare is entitled to require, at its absolute discretion, verification of identity from any person lodging a PAL (the applicant) including, without limitation, any person who appears to Computershare to be acting on behalf of some other person. Submission of a PAL will constitute a warranty and undertaking by the applicant to provide promptly to Computershare such information as may be specified by Computershare as being required for the purpose of the Money Laundering Regulations. If Computershare, having (where time allows) consulted with the Underwriters and having taken into account their comments and requests, has by 9:30 am on 2 August 2002, determined pursuant to procedures maintained by it under the Money Laundering Regulations 1993 that evidence as to identity satisfactory to it has not been received in respect of any new Kingfisher Shares which would otherwise be treated as taken up in accordance with the procedure for acceptance and payment set out in this document, Computershare may retain the relevant PAL and/or cheque, banker's draft or other remittance relating to it and/or not enter the new Kingfisher Shares to which it relates on the register of members or issue any share certificate in respect of them. If Computershare does not have a reasonable expectation that such evidence is likely to be forthcoming within a reasonable period of time, then the acceptance will not be valid but will be without prejudice to the right of Kingfisher to take proceedings to recover any loss suffered by it as a result of the failure of the applicant to provide satisfactory evidence. In that case, the application monies (without interest) will be returned to the bank or building society account from which payment was made.

The following guidance is provided in order to reduce the likelihood of difficulties, delays and potential rejection of an application (but does not limit the right of Computershare to require verification of identity as stated above).

(i) Applicants are urged if possible to make their payment by their own cheque. If this is not practicable and an applicant uses a cheque drawn by a building society or other third party or a banker's draft, the applicant should:

  (a) write the applicant's name and address on the back of the building society cheque, banker's draft third party cheque and, in the case of an individual, record his date of birth against his name; and

  (b) if a building society cheque or banker's draft is used, ask the building society or bank to print on the cheque the full name and account number of the person whose building society or bank account is being debited or to write those details on the back of the cheque and add their stamp.

(ii) If the cheque is drawn by a third party other than in accordance with paragraph (c) (i) above, both the applicant and the third party should ensure that one of the following documents is enclosed with the PAL: evidence of their respective names and addresses from an appropriate third party, for example recent original bills from a gas, electricity or telephone company, or a bank statement, in each case bearing the applicant's or the third party's name and address. Originals of such documents are required. Original documents will be returned by post at the applicant's own risk.

(iii) If an application is delivered by hand, the applicant should ensure that he has with him evidence of identity bearing his photograph, for example, a valid full passport.

If you are making an application as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), irrespective of the value of the application, Computershare is obliged to take reasonable measures to establish the identity of the person or persons on whose behalf the application is being made. Applicants making an application as agent should specify on the PAL if they are a UK or EU regulated person or institution.

All enquiries in relation to the PALs should be addressed to the Shareholder Helpline.

(d) Dealings in Nil Paid Rights

Dealings on the London Stock Exchange in the Nil Paid Rights are expected to commence at 8.00 a.m. on 11 July 2002. A transfer of Nil Paid Rights can be made by renunciation of the PAL in accordance with the instructions printed on it and delivery of the letter to the transferee.

(e) Dealings in Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions set out in this document and (in the case of Qualifying non-CREST Shareholders) the PAL, the Fully Paid Rights may be transferred by renunciation of the relevant fully paid PAL and lodging it, by hand or by post, with Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE, or by hand only (between normal business hours) to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by not later than 9.30 a.m. on 2 August 2002, and delivery of the PAL by Computershare to the transferee. However, fully paid PALs will not be returned to shareholders unless their return is requested by ticking Box 4 on page 1 of the PAL.

After 2 August 2002, the new Kingfisher Shares will be in registered form and transferable in the usual way (see paragraph 3(i) of this Part 3).

(f) Renunciation and splitting of PALs

Qualifying non-CREST Shareholders who wish to transfer all the Nil Paid Rights or, after acceptance of the provisional allotment and payment in full, Fully Paid Rights comprised in a PAL may (save as required by the laws of certain overseas jurisdictions) renounce such allotment by completing and signing Form X on the PAL and passing the entire PAL to their stockbroker or bank or other appropriate financial adviser or to the transferee. Once a PAL has been renounced, the PAL will become a negotiable instrument in bearer form. The latest time and date for registration of renunciation of PALs, fully paid, is 9.30 a.m. on 2 August 2002.

If a holder of a PAL wishes to have only some of the new Kingfisher Shares registered in his name and to transfer the remainder, or wishes to transfer all the Nil Paid Rights or (if appropriate) Fully Paid Rights but to different persons, he may have the PAL split, for which purpose he must complete and sign Form X on the PAL. The PAL must then be sent by post or by hand to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by not later than 3.00 p.m. on 31 July 2002 to be cancelled and exchanged for the split PALs required. The number of split letters required and the number of Nil Paid Rights or (as appropriate) Fully Paid Rights to be comprised in each split letter should be stated in an accompanying letter. Form X on split PALs will be marked "Original Duly Renounced" before issue.

(g) Registration in names of persons other than Qualifying Shareholders originally entitled

In order to register Fully Paid Rights in certificated form in the name of someone other than the Qualifying Shareholder originally entitled, the renouncee or his agent(s) must complete Form Y (unless the renouncee is a CREST member who wishes to hold such shares in uncertificated form, in which case the CREST Deposit Form must be completed—see paragraph 3(h) of this Part 3) on the PAL and send the entire letter, when fully paid, by hand or by post to Computershare Investor Services PLC, PO Box 858, The Pavilions, Bridgwater Road, Bristol BS99 5WE or by hand only (between normal business hours) to Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR by not later than 9.30 a.m. on 2 August 2002.

(h) Deposit of Nil Paid Rights or Fully Paid Rights into CREST

The Nil Paid Rights or Fully Paid Rights represented by a PAL may be converted into uncertificated form, that is, deposited into CREST (whether such conversion arises as a result of a renunciation of those rights or otherwise). Subject as provided in the next following paragraph, normal CREST procedures apply in relation to any such conversion. You are recommended to refer to the CREST Manual for details of such procedures.

The procedure for depositing the Nil Paid Rights represented by a PAL into CREST, whether such rights are to be converted into uncertificated form in the name(s) of the person(s) whose name(s) and address appear on page 1 of the PAL or in the name of a person or persons to whom the PAL has been renounced, is as follows. Form X and the CREST Deposit Form (both on page 4 of the PAL) will need to be completed and the PAL deposited with the CCSS; in addition, the normal CREST Stock Deposit procedures will need to be carried out, except that (a) it will not be necessary to complete and lodge a separate CREST Transfer Form (prescribed under the Stock Transfer Act 1963) with the CCSS and (b) only the whole of the Nil Paid Rights, or Fully Paid Rights represented by the PAL may be deposited into CREST. If you wish to deposit some only of the Nil Paid Rights or Fully Paid Rights represented by the PAL into CREST, you must first apply for split PALs. If the rights represented by more than one PAL are to be deposited, the CREST Deposit Form on each PAL must be completed and deposited. The Consolidation Listing Form must not be used.

A holder of the Nil Paid Rights represented by a PAL who is proposing to convert those rights into uncertificated form (whether following a renunciation of such rights or otherwise) is recommended to ensure that the conversion procedures are implemented in sufficient time to enable the person holding or acquiring the Nil Paid Rights in CREST following the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 a.m. on 2 August 2002. In particular, having regard to processing times in CREST and on the part of Computershare, the latest time for depositing a renounced PAL, with the CREST Deposit Form on page 4 of the PAL duly completed, with the CCSS (in order to enable the person acquiring the Nil Paid Rights in CREST as a result of the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 a.m. on 2 August 2002) is 3.00 p.m. on 30 July 2002.

(i) Issue of new Kingfisher Shares in definitive form

Definitive share certificates are expected to be despatched by post by 9 August 2002 to accepting Qualifying Non-CREST Shareholders (or their renouncees) at their registered address unless lodging agent details have been completed on page 4 of the PAL. After despatch of definitive share certificates, PALs will cease to be valid for any purpose whatsoever. Pending despatch of definitive share certificates, instruments of transfer may be certified by Computershare against the register.

4. Action to be taken in relation to Nil Paid Rights in CREST

(a) General

Subject as provided in paragraph 7 of this Part 3 in relation to certain Non-UK Shareholders, each Qualifying CREST Shareholder is expected to receive a credit to his stock account in CREST of his entitlement to Nil Paid Rights on 9 July 2002. The CREST stock account to be credited will be an account under the participant ID and member account ID that apply to the existing Kingfisher Shares held on the Record Date by the Qualifying CREST Shareholder in respect of which the Nil Paid Rights are provisionally allotted.

The Nil Paid Rights will constitute a separate security and can accordingly be transferred, in whole or in part, by means of CREST in the same manner as any other security that is admitted to CREST.

If for any reason stock accounts of Qualifying CREST Shareholders cannot be credited by, or the Nil Paid Rights cannot be enabled by 11.00 a.m. on 11 July 2002, Provisional Allotment Letters shall, unless the Underwriters agree otherwise, be sent out in substitution for the Nil Paid Rights which have not been so credited or enabled and the expected timetable as set out in this document may, with the consent of the Underwriters, be adjusted as appropriate. References to dates and times in this document should be read as subject to any such adjustment. Kingfisher will make an appropriate announcement to a Regulatory Information Service approved by the UK Listing Authority giving details of the revised dates.

CREST members who wish to take up their entitlements in respect of, or otherwise to transfer Nil Paid Rights or Fully Paid Rights held by them in CREST should refer to the CREST Manual for further information on the CREST procedures referred to below. If you are a CREST sponsored member you should consult your CREST sponsor if you wish to take up your entitlement as only your CREST sponsor will be able to take the necessary action to take up your entitlements or otherwise to deal with your Nil Paid Rights or Fully Paid Rights.

(b) Procedure for acceptance and payment

(i) Many-to-Many instructions

CREST members who wish to take up all or some of their entitlement in respect of Nil Paid Rights in CREST must send (or, if they are CREST sponsored members, procure that their CREST sponsor sends) a Many-To-Many *(MTM)* instruction to CRESTCo which, on its settlement, will have the following effect:

(a) the crediting of a stock account of Computershare under the participant ID and member account ID specified in sub-paragraph 4(b)(ii) below, with the number of Nil Paid Rights to be taken up;

(b) the creation of a settlement bank payment obligation (as this term is defined in the CREST Manual), in accordance with the CREST RTGS payment mechanism (as this term is defined in the CREST Manual), in favour of the RTGS settlement bank of Computershare in sterling in respect of the full amount payable on acceptance in respect of the Nil Paid Rights referred to in sub-paragraph (a) above; and

(c) the crediting of a stock account of the accepting CREST member (being an account under the same participant ID and member account ID as the account from which the Nil Paid Rights are to be debited on settlement of the MTM instruction) of the corresponding number of Fully Paid Rights to which the CREST member is entitled on taking up his Nil Paid Rights referred to in sub-paragraph (a) above.

(ii) Contents of Many-to-Many instructions

The MTM instruction must be properly authenticated in accordance with CRESTCo's specifications and must contain, in addition to the other information that is required for settlement in CREST, the following details:

- the number of Nil Paid Rights to which the acceptance relates;
- the participant ID of the accepting CREST member;
- the member account ID of the accepting CREST member from which the Nil Paid Rights are to be debited;
- the participant ID of Computershare, in its capacity as a CREST receiving agent. This is 3RA45;
- the member account ID of Computershare, in its capacity as a CREST receiving agent. This is KINGFISH;
- the number of Fully Paid Rights that the CREST member is expecting to receive on settlement of the MTM instruction. This must be the same as the number of Nil Paid Rights to which the acceptance relates;
- the amount payable by means of the CREST settlement bank payment obligation on settlement of the MTM instruction. This must be the full amount payable on acceptance in respect of the number of Nil Paid Rights referred to in paragraph 4(b)(i) above;
- the intended settlement date. This must be on or before 9.30 a.m. on 2 August 2002;
- the nil paid ISIN number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Action details in CREST;
- the fully paid ISIN number. This is allocated by the London Stock Exchange and can be found by viewing the relevant Corporate Actions details in CREST; and
- the Corporate Action Number for the Rights Issue. This will be available by viewing the relevant corporate action details in CREST.

(iii) Valid acceptance

Nil Paid Rights will be validly taken up where an MTM instruction complying with each of the requirements as to authentication and contents set out in sub-paragraph (ii) of this paragraph 4(b) above is made and either:

(a) the MTM instruction settles by not later than 9.30 a.m. on 2 August 2002; or

(b) (i) the MTM instruction is received by CRESTCo by not later than 9.30 a.m. on 2 August 2002; and

(ii) the number of Nil Paid Rights inserted in the MTM instruction is credited to the CREST stock member account of the accepting CREST member specified in the MTM instruction at 9.30 a.m. on 2 August 2002.

An MTM instruction will be treated as having been received by CRESTCo for these purposes at the time at which the instruction is processed by the Network Providers' Communications Host (as this term is defined in the CREST Manual) at CRESTCo of the network provider used by the CREST member (or by the CREST sponsored member's CREST sponsor). This will be conclusively determined by the input time stamp applied to the MTM instruction by the Network Providers' Communications Host.

(iv) Representations, warranties and undertakings of CREST members

A CREST member or CREST sponsored member who validly takes up his rights in accordance with this paragraph 4(b) of Part 3 represents, warrants and undertakes to Kingfisher that he has taken (or procured to be taken), and will take (or will procure to be taken), whatever action is required to be taken by him or by his CREST sponsor (as appropriate) to ensure that the MTM instruction concerned is capable of settlement at 9.30 a.m. on 2 August 2002 and remains capable of settlement at all times after that until 2.00 p.m. on 2 August 2002 (or until such later time and date as Kingfisher may determine). In particular, the CREST member or CREST sponsored member represents, warrants and undertakes that at 9.30 a.m. on 2 August 2002 and at all times thereafter until 2.00 p.m. on 2 August 2002 (or until such later time and date as Kingfisher may determine), there will be sufficient Headroom within the Cap (as those terms are defined in the CREST Manual) in respect of the cash memorandum account to be debited with the amount payable on acceptance to permit the MTM instruction to settle. CREST sponsored members should contact their CREST sponsor if they are in any doubt.

(v) CREST procedures and timings

CREST members and CREST sponsors (on behalf of CREST sponsored members) should note that CRESTCo does not make available special procedures in CREST for any particular corporate action. Normal system timings and limitations will therefore apply in relation to the input of an MTM instruction and its settlement in connection with the Rights Issue. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member, to procure that his CREST sponsor takes) the action necessary to ensure that a valid acceptance is received as stated above by 9.30 a.m. on 2 August 2002. In this connection CREST members and (where applicable) CREST sponsors are referred in particular to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

(vi) CREST member's undertaking to pay

A CREST member or CREST sponsored member, who makes a valid acceptance in accordance with the procedures set out in paragraph 4(b) of this Part 3, hereby (a) undertakes to pay to Kingfisher, or procure the payment to Kingfisher of, the amount payable in sterling on acceptance in accordance with the above procedures or in such other manner as Kingfisher may require (it being acknowledged that, where payment is made by means of the RTGS payment mechanism (as defined in the CREST Manual) the creation of an RTGS settlement bank payment obligation in sterling in favour of Computershare RTGS settlement bank in accordance with the RTGS payment mechanism shall, to the extent of the obligation so created, discharge in full the obligation of the CREST member (or CREST sponsored member) to pay to Kingfisher the amount payable on acceptance) and (b) requests that the Fully Paid Rights, and/or new Kingfisher Shares, to which he will become entitled be issued to him on the terms set out in this document and subject to the memorandum and articles of association of Kingfisher.

(vii) Company's discretion as to rejection and validity of acceptances

The Company may:

(a) reject any acceptance constituted by an MTM instruction, which is otherwise valid, in the event of breach of any of the representations, warranties and undertakings set out or referred to in paragraph 4(b) of this Part 3. Where an acceptance is made as described in paragraph 4(b) of this Part 3 which is otherwise valid, and the MTM instruction concerned fails to settle by 2.00 p.m. on 2 August 2002 (or by such later time and date as Kingfisher has determined), Kingfisher shall be entitled to assume, for the purposes of its right to reject an acceptance contained in paragraph 4(b) of this Part 3, that there has been a breach of the representations, warranties and undertakings set out or referred to in paragraph 4(b) of this Part 3;

(b) with the agreement of the Underwriters treat as valid (and binding on the CREST member or CREST sponsored member concerned) an acceptance which does not comply in all respects with the requirements as to validity set out or referred to in paragraph 4(b) of this Part 3;

(c) with the agreement of the Underwriters accept an alternative properly authenticated dematerialised instruction from a CREST member or (where applicable) a CREST sponsor as constituting a valid acceptance in substitution for, or in addition to, an MTM instruction and subject to such further terms and conditions as Kingfisher may determine;

(d) treat a properly authenticated dematerialised instruction (in this sub-paragraph the "first instruction") as not constituting a valid acceptance if, at the time at which Computershare receives a properly authenticated dematerialised instruction giving details of the first instruction, either Kingfisher or Computershare has received actual notice from CRESTCo of any of the matters specified in Regulation 35(5)(a) in relation to the first instruction. These matters include notice that any information contained in the first instruction was incorrect or notice of lack of authority to send the first instruction; and

(e) with the agreement of the Underwriters accept an alternative instruction or notification from a CREST member or (where applicable) a CREST sponsor, or extend the time for acceptance and/or settlement of an MTM instruction or any alternative instruction or notification, if, for reasons or due to circumstances outside the control of any CREST member or CREST sponsored member or (where applicable) CREST sponsor, the CREST member or CREST sponsored member is unable validly to take up all or part of his Nil Paid Rights by means of the above procedures. In normal circumstances, this discretion is only likely to be exercised in the event of any interruption, failure or breakdown of CREST (or of any part of CREST) or on the part of facilities and/or systems operated by Computershare in connection with CREST.

(c) Money Laundering Regulations

If you hold your Nil Paid Rights in CREST and apply to take up all or part of your entitlement as agent for one or more persons and you are not a UK or EU regulated person or institution (e.g. a UK financial institution), then, irrespective of the value of the application, Computershare is entitled to take reasonable measures to establish the identity of the person or persons on whose behalf you are making the application. You must therefore contact Computershare before sending any MTM instruction or other instruction so that appropriate measures may be taken.

Submission of an MTM instruction which constitutes, or which may on its settlement constitute, a valid acceptance as described above constitutes a warranty and undertaking by the applicant to provide promptly to Computershare Investor Services PLC any information Computershare may specify as being required for the purposes of the Money Laundering Regulations. If Computershare, having (where time allows) consulted with the Underwriters and having taken into account their comments and requests, has by 9.30 a.m. on 2 August 2002, determined pursuant to procedures maintained by it under the Money Laundering Regulation 1993 that evidence as to identity satisfactory to it has not been received in respect of any new Kingfisher Shares which would otherwise be treated as taken up in accordance with the procedure for acceptance and payment set out in this document, Computershare may take, or omit to take, such action as it may determine to prevent or delay settlement of the MTM instruction. If Computershare does not have a reasonable expectation that such evidence is likely to be forthcoming within a reasonable period of time, then Computershare will not permit the MTM instruction concerned to proceed to settlement but without prejudice to the right of Kingfisher to take proceedings to recover any loss suffered by it as a result of failure by the applicant to provide satisfactory evidence.

(d) Transfers of Nil Paid Rights

Dealings in the Nil Paid Rights on the London Stock Exchange are expected to commence at 8.00 a.m. on 11 July 2002. A transfer of Nil Paid Rights can be made by means of CREST in the same manner as any other security that is admitted to CREST. The Nil Paid Rights are expected to be disabled in CREST after the close of CREST business on 31 July 2002.

(e) Transfers of Fully Paid Rights

After acceptance of the provisional allotment and payment in full in accordance with the provisions of this document, and (where appropriate) the Provisional Allotment Letter, the Fully Paid Rights may be

transferred by means of CREST in the same manner as any other security that is admitted to CREST. The last date for settlement of any transfer of Fully Paid Rights in CREST is expected to be 2 August 2002. The Fully Paid Rights are expected to be disabled in CREST after the close of CREST business on 2 August 2002.

After 2 August 2002, the new Kingfisher Shares will be registered in the name(s) of the person(s) entitled to them in Kingfisher's register of members and will be transferable in the usual way (see paragraph 4(g) of this Part 3).

(f) Withdrawal of Nil Paid Rights or Fully Paid Rights from CREST

Nil Paid Rights or Fully Paid Rights held in CREST may be converted into certificated form, that is, withdrawn from CREST. Normal CREST procedures (including timings) apply in relation to any such conversion.

The recommended latest time for receipt by CRESTCo of a properly authenticated dematerialised instruction requesting withdrawal of Nil Paid Rights from CREST is 9.30 a.m. on 26 July 2002, so as to enable the person acquiring or (as appropriate) holding the Nil Paid Rights following the conversion to take all necessary steps in connection with taking up the entitlement prior to 9.30 a.m. on 2 August 2002.

(g) Issue of new Kingfisher Shares in CREST

Fully Paid Rights in CREST are expected to be disabled in CREST after the close of CREST business on 2 August 2002 (the latest date for settlement of transfers of Fully Paid Rights in CREST). New Kingfisher Shares (in definitive form) will be issued in uncertificated form to those persons registered as holding Fully Paid Rights in CREST at the close of business on that date. Computershare will instruct CRESTCo to credit the appropriate stock accounts of those persons (under the same participant ID and member account ID that applied to the Fully Paid Rights held by those persons) with the entitlements to new Kingfisher Shares with effect from the next business day (expected to be 5 August 2002).

(h) Right to allot / issue in certificated form

Despite any other provision of this document, Kingfisher reserves the right to allot and to issue any Nil Paid Rights, Fully Paid Rights or new Kingfisher Shares in certificated form. In normal circumstances, this right is only likely to be exercised in the event of an interruption, failure or breakdown of CREST (or on any part of CREST) or on the part of the facilities and/or systems operated by Computershare in connection with CREST.

5. Procedure in respect of Rights not taken up (whether certificated or in CREST)

If an entitlement to new Kingfisher Shares is not validly taken up in accordance with the procedure laid down for acceptance and payment, then that provisional allotment will be deemed to have been declined and will lapse. The Underwriters will, as agents for Kingfisher, severally (in the proportions set out in the Underwriting Agreement) endeavour to procure, for all of such new Kingfisher Shares not taken up, subscribers from whom an amount can be obtained per share which is at least equal to the total of the Issue Price (at which price the new Kingfisher Shares shall be subscribed) and the expenses of procuring the relevant subscribers (including any value added tax), such subscribers to be found by not later than 4.30 p.m. on 6 August 2002.

Notwithstanding the above, the Underwriters may cease to endeavour to procure any such subscribers if they consider it unlikely that any such subscribers could be so procured at such a price by such time. If and to the extent that subscribers cannot be procured on the basis outlined above, the Underwriters, as underwriters, shall procure subscribers or themselves subscribe at the Issue Price for the new Kingfisher Shares not taken up in accordance with the terms of the Underwriting Agreement.

Any premium over the aggregate of the Issue Price and the expenses of procuring subscribers (including any value added tax) shall be paid (subject as provided in this paragraph 5):

(i) where the Nil Paid Rights were, at the time they lapsed, represented by a Provisional Allotment Letter, to the person whose name and address appeared on page 1 of the Provisional Allotment Letter; and

(ii) where the Nil Paid Rights were, at the time they lapsed, in uncertificated form, to the person registered as the holder of those Nil Paid Rights at the time of their disablement in CREST.

New Kingfisher Shares for which subscribers are procured on this basis will be allotted to the subscribers and any aggregate premium (being the amount paid by the subscribers after deducting the Issue Price and the expenses of procuring the subscribers including any value added tax) will be paid (without interest) to those persons entitled (as referred to above) pro rata to the relevant lapsed provisional allotments save that, if the net proceeds due to any person do not exceed £3, the proceeds will be retained and used by the Company for the benefit of shareholders generally. Holdings of Kingfisher Shares in certificated and uncertificated form will be treated as being held by different persons for these purposes.

Any transactions undertaken pursuant to paragraph 5 of this Part 3 shall be deemed to have been undertaken at the request of the persons entitled to the lapsed provisional allotments and none of Kingfisher, the Underwriters or any other person procuring the subscribers shall be responsible for any loss or damage (whether actual or alleged) arising from the transactions referred to above or from any insufficiency or alleged insufficiency of the amount obtained from any subscription or from the timing or terms of those transactions or from the procuring of, or any decision not to procure, subscribers or otherwise. Cheques for the amount due will be sent, at the risk of the person(s) entitled, to their registered addresses (the registered address of the first named in the case of joint holders), provided that, where any entitlement concerned was held in CREST the amount due will, unless Kingfisher (in its absolute discretion) otherwise determines, be satisfied by Kingfisher procuring the creation of a settlement bank payment in favour of the relevant CREST member's (or CREST sponsored member's) RTGS settlement bank in respect of the cash amount concerned in accordance with the RTGS payment mechanism.

6. Taxation

Information on taxation in the UK with regard to the Rights Issue is set out in paragraph 10 of Part 7 of this document. **Shareholders who are in any doubt as to their tax position or who are subject to tax in any other jurisdiction should consult an appropriate professional adviser immediately.**

7. Non-UK Shareholders

(a) General

The offer of new Kingfisher Shares to persons resident in, or who are citizens of, countries other than the UK or France may be affected by the law of the relevant jurisdiction. Those persons should consult their professional advisers as to whether they require any governmental or other consents or need to observe any other formalities to enable them to take up their rights.

Receipt of this document and/or a Provisional Allotment Letter or the crediting of Nil Paid Rights to a stock account in CREST will not constitute an offer in any jurisdiction other than the UK. No person receiving a copy of this document and/or a Provisional Allotment Letter and/or receiving a credit of Nil Paid Rights to a stock account in CREST in any territory other than the UK may treat the same as constituting an invitation or offer to him. Save as set out below, no person in any territory other than the UK or France should use the Provisional Allotment Letter or deal with Nil Paid Rights or Fully Paid Rights in CREST.

Persons receiving a copy of this document and/or a Provisional Allotment Letter or whose stock account in CREST is credited with Nil Paid Rights or Fully Paid Rights should not, in connection with the Rights Issue, distribute or send the same, or transfer Nil Paid Rights or Fully Paid Rights to any person in or into any jurisdiction where to do so would or might contravene local securities laws or regulations. If a Provisional Allotment Letter or credit of Nil Paid Rights or Fully Paid Rights in CREST is received by any person in any jurisdiction other than the UK or France, or by their agent or nominee, he must not seek to take up the rights represented thereby or renounce the Provisional Allotment Letter except under an express written agreement between him and Kingfisher. Any person who does forward this document or a Provisional Allotment Letter into any jurisdiction other than the UK or France (whether under a contractual or legal obligation or otherwise) should draw the recipient's attention to the contents of this paragraph 7.

Subject to paragraph 7(d) of this Part 3, any person (including, without limitation, nominees and trustees) outside the UK or France wishing to take up his rights under the Rights Issue must satisfy himself as to full observance of the applicable laws of any relevant territory including obtaining any requisite governmental or other consents, observing any other requisite formalities and paying any issue, transfer or other taxes due in such territories. **The comments set out in this paragraph 7 of Part 3 are intended as a general guide only and any Qualifying Shareholder who is in doubt as to his position should consult his professional adviser without delay.**

The Company may treat as invalid any acceptance or purported acceptance of the offer of new Kingfisher Shares which appears to Kingfisher or its agents to have been executed, effected or despatched in a manner which may involve a breach of the legislation of any jurisdiction or if it believes or its agents believe that the same may violate applicable legal or regulatory requirements or if, in the case of a Provisional Allotment Letter, it provides an address for delivery of share certificates for new Kingfisher Shares in any jurisdiction other than the UK or France.

The attention of Qualifying Shareholders with registered addresses in the United States of America is drawn to paragraph 7(c) of this Part 3 below. The attention of Qualifying Shareholders with registered addresses in France is drawn to paragraph 7(d) of this Part 3 below.

Despite any other provision of this document or the Provisional Allotment Letter, Kingfisher reserves the right to permit any Qualifying Shareholder to take up his rights if Kingfisher in its sole and absolute discretion is satisfied that the transaction in question is exempt from or not subject to the legislation or regulations giving rise to the restrictions in question.

Those Kingfisher Shareholders who wish, and are permitted, to take up their entitlement should note that payments must be made as described in paragraphs 3 (Qualifying non-CREST Shareholders) and 4 (Qualifying CREST Shareholders) of this Part 3 above.

The provisions of paragraph 5 of this Part 3 will apply generally to Non-UK Shareholders who do not take up new Kingfisher Shares provisionally allotted to them.

(b) Notice in the London Gazette

In accordance with section 90(5) of the Companies Act, the offer by way of rights to Qualifying Shareholders who have no registered address within the UK and who have not given to Kingfisher an address within the UK for the service of notices will (subject to the conditions of the Rights Issue) be made by Kingfisher publishing a notice in The London Gazette on 11 July 2002, stating where copies of this document and the Provisional Allotment Letter may be inspected, or, in certain circumstances, obtained on personal application, by or on behalf of such Qualifying Shareholders. However, in order to facilitate acceptance of the offer by way of rights made to such Qualifying Shareholders by virtue of such publication, Provisional Allotment Letters will be posted to Qualifying Shareholders with registered addresses in France or Nil Paid Rights will be credited to the stock accounts in CREST of such Qualifying Shareholders, as appropriate. Accordingly, Qualifying Shareholders who have no registered address within the UK and who have not given Kingfisher an address within the UK for service of notices may accept the offer by way of rights either by obtaining Provisional Allotment Letters from Computershare Investor Services PLC, 7th Floor Jupiter House, Triton Court, 14 Finsbury Square, London EC2A 1BR and by returning them in accordance with the instructions printed thereon or, in the case of Qualifying CREST Shareholders with registered addresses in France and whose Nil Paid Rights have been credited to their stock accounts, by following the relevant procedures for acceptance in the case of Qualifying CREST Shareholders.

(c) United States of America

Neither the Nil Paid Rights, the Provisional Allotment Letters nor the new Kingfisher Shares have been or will be registered under the US Securities Act or under the securities laws of any state of the United States of America.

Accordingly, no prospectus or Provisional Allotment Letter in relation to the new Kingfisher Shares will be sent to, and no Nil Paid Rights will be credited to a stock account in CREST of, any Qualifying Shareholder with a registered address in the United States unless such shareholder satisfies the Company that a relevant exemption is available. The Nil Paid Rights and the new Kingfisher Shares are not being offered by the Company in the United States except to qualified institutional buyers as defined in Rule 144A of the US Securities Act ("QIBs") in transactions that are exempt from the registration requirements of the US Securities Act and may not be offered, sold, renounced or transferred, directly or indirectly in or into the United States except in such circumstances.

Shareholders and beneficial owners that are in the United States and are QIBs should contact Kate Brown, Assistant Company Secretary at Kingfisher (North West House, 119 Marylebone Road, London NW1 5PX, Tel: +44-20-7725-5762) to determine whether and how such persons may participate in the Rights Issue.

In addition, by completing and delivering a Provisional Allotment Letter or sending an MTM instruction to CRESTCo, each applicant warrants that he or she is not located in the United States when executing the Provisional Allotment Letter or sending such MTM instruction, is not accepting on a non-discretionary basis on behalf of a person located in the United States at the time the instruction to accept was given, and is not taking up the rights or acquiring new Kingfisher Shares with a view to offer, sale, resale or distribution of any such rights or new Kingfisher shares directly or indirectly in or into the United States.

The Company reserves the right to treat as invalid any Provisional Allotment Letter or MTM instruction that appears to the Company to have been executed in or dispatched or sent from the United States, or that provides an address outside the United Kingdom for the receipt of share certificates.

The provisions set out in paragraph 5 of this Part 3 will apply to the rights of Qualifying Shareholders with registered addresses in the United States, unless they take up their rights pursuant to paragraph 7(b) above or a relevant exemption (having satisfied the Company that they are a QIB that is acquiring the new Kingfisher Shares pursuant to an exemption from the registration requirements of the US Securities Act).

(d) France

Although the offer by way of rights to Qualifying Shareholders with registered addresses in France will be made in the manner described in paragraph 7(b) above, Provisional Allotment Letters will be posted to Qualifying non-CREST Shareholders who have registered addresses in France and Nil Paid Rights will be credited to the CREST accounts of Qualifying CREST Shareholders who have registered addresses in France to facilitate acceptance of the offer by such shareholders. Such Qualifying Shareholders may accept the Rights Issue in accordance with the instructions set out in this document. In cases where such shareholders do not take up Nil Paid Rights provisionally allotted to them, the provisions of paragraph 5 of this Part 3 will apply.

If you are in any doubt as to your eligibility to accept the offer of new Kingfisher Shares, you should contact your professional adviser immediately.

8. Times and Dates

The Company shall in its discretion (and with the agreement of the Underwriters) be entitled to amend the date on which dealings in Nil Paid Rights commence and amend or extend the latest date for acceptance under the Rights Issue and all related dates set out in this document and in such circumstances shall notify the UK Listing Authority, a Regulatory Information Service approved by the UK Listing Authority, the London Stock Exchange, the *Commission des opérations de bourse* and Euronext Paris SA and, where appropriate, Kingfisher Shareholders.

9. Governing Law

The terms and conditions of the Rights Issue as set out in this document and the Provisional Allotment Letter shall be governed by, and construed in accordance with, the laws of England.

PART 4

UNAUDITED PRO FORMA FINANCIAL INFORMATION

1. Introduction

The following unaudited pro forma financial information prepared for illustrative purposes only shows the effect of the Offer and Rights Issue on the consolidated balance sheet of Kingfisher as if they had occurred as at 2 February 2002.

Because of its nature, the pro forma Balance Sheet may not give a true picture of the financial position of Kingfisher following the Offer and Rights Issue. Its purpose is to illustrate the effect of the Offer and Rights Issue on the balance sheet of Kingfisher.

2. Pro Forma Balance Sheet

	Kingfisher Group as at 2 February 2002 Note(1)	Adjustments to reflect Offer and Rights Issue Note(2)	Pro forma Group
		£ millions	
Fixed assets			
Intangible assets	295.4	2,613.9	2,909.3
Tangible assets	3,503.9	—	3,503.9
Investments	236.1	—	236.1
	4,035.4	2,613.9	6,649.3
Current assets			
Development work in progress	61.5	—	61.5
Stock	1,575.3	—	1,575.3
Debtors	962.0	—	962.0
Investments	174.7	—	174.7
Cash at bank and in hand	387.4	—	387.4
	3,160.9	—	3,160.9
Creditors—amounts falling due within one year	(3,233.2)	—	(3,233.2)
Net current liabilities	(72.3)	—	(72.3)
Total assets less current liabilities	3,963.1	2,613.9	6,577.0
Creditors—amounts falling due after more than one year	(780.2)	(1,288.3)	(2,068.5)
Provisions for liabilities and charges	(44.9)	—	(44.9)
Net assets	3,138.0	1,325.6	4,463.6
Capital and reserves			
Equity shareholders' funds	2,472.7	1,963.8	4,436.5
Equity minority interests	665.3	(638.2)	27.1
	3,138.0	1,325.6	4,463.6

Notes to the Balance Sheet

(1) Extracted from the financial statements of Kingfisher for the year ended 2 February 2002.

(2) Adjustments to reflect the acquisition of the remaining minority interest in Castorama relate to:

- (i) the goodwill arising on the acquisition and represents the difference between fair value of the purchase consideration of £3,252 million and the proportion of Castorama's net assets acquired of £638 million as extracted from the Group consolidation return used in the preparation of Kingfisher's financial statements for the year ended 2 February 2002;
- (ii) the financing of the acquisition being the effect of the £2,005 million Rights Issue before expenses of £41 million, on the called up share capital and reserves, and £1,288 million of debt raised through the new debt facility; and
- (iii) the minority interest relating to Castorama as extracted from the Group consolidation return used in the preparation of Kingfisher's financial statements for the year ended 2 February 2002.

(3) No account has been taken of the trading results or any other transactions of Kingfisher subsequent to 2 February 2002.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
1 Embankment Place
London WC2N 6RH

The Directors
Kingfisher plc
North West House
119 Marylebone Road
London NW1 5PY

UBS Warburg Ltd.
1-2 Finsbury Avenue
London EC2M 2PP

Credit Suisse First Boston (Europe) Limited
One Cabot Square
London E14 4QL

10 July 2002

Dear Sirs

Kingfisher plc ("the Company")

We report on the pro forma financial information set out in Part 4 of this document dated 10 July 2002. The pro forma financial information has been prepared, for illustrative purposes only, to provide information about how the Offer and Rights Issue might have affected the consolidated balance sheet of the Company as at 2 February 2002.

Responsibilities

It is the responsibility solely of the directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to whom those reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma financial information with the Directors of the Company.

Opinion

In our opinion:

- the pro forma financial information has been properly compiled on the basis stated;
- such basis is consistent with the accounting policies of the Company; and
- the adjustments are appropriate for the purposes of the pro forma financial information as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

PricewaterhouseCoopers
Chartered Accountants

PART 5
BACKGROUND TO THE OFFER

Background

In 1998, Kingfisher acquired its 54.6 per cent. economic stake in Castorama in return for merging B&Q into the Castorama Group. Kingfisher and the *A Commandités* also implemented a co-control arrangement in respect of Castorama.

Kingfisher and the *A Commandités* agreed in 1998 for Kingfisher (through its wholly owned subsidiary Socodi s.a.r.l.) to have an option to acquire a casting vote on the executive bodies of Castorama. The parties agreed on a specific procedure for Kingfisher to exercise this option and, subject to certain requirements, subsequently to acquire sole control of Castorama. This procedure is set out in Article 21 of the by-laws of Castorama ("Article 21"). Pursuant to this procedure, if Kingfisher chooses to exercise the option (through its wholly owned subsidiary Socodi s.a.r.l.) it is obliged to notify the *commandités* and the chairman of the supervisory board (*président du conseil de surveillance*) of Castorama of the terms and price per Castorama Share at which it is willing to launch an offer for the outstanding Castorama Shares.

Article 21 provides for an independent bank either to issue an opinion declaring that the proposed price is fair, or to indicate the price per Castorama Share at which it would be willing to issue such an opinion. If Kingfisher subsequently files an offer at the price specified in the opinion of the independent bank with the *Conseil des marchés financiers* and the terms of such offer are approved by the *Conseil des marchés financiers* issuing an *avis de recevabilité*, Kingfisher will, through Socodi s.a.r.l., automatically acquire the casting vote on the executive bodies of Castorama (and thereby sole control of Castorama) upon such approval being given.

Implementation of the Article 21 Process

In accordance with Article 21, on 17 April 2002, Kingfisher's subsidiary Socodi s.a.r.l., formally notified the *commandités* and the chairman of the supervisory board of Castorama of its decision to exercise the option to acquire the casting vote. Simultaneously, Kingfisher notified the same persons of the price per Castorama Share, namely €67, at which it was proposing to launch an offer for the outstanding Castorama Shares which the Kingfisher Group does not already own.

On 15 May 2002, Kingfisher publicly announced that it had exercised its option to acquire sole control of Castorama and that it had made the notifications to the *commandités* and the chairman of the supervisory board pursuant to Article 21.

In accordance with Article 21, on 10 June 2002, Rothschild et Cie. was appointed as independent bank to opine on whether or not the price per Castorama Share of €67 proposed by Kingfisher is fair. On 7 July 2002, the bank delivered an opinion stating that the price proposed by Kingfisher is fair.

On 8 July 2002, following receipt of the opinion from Rothschild et Cie., Kingfisher publicly announced its intention to file the Offer with the *Conseil des marchés financiers* at the price originally proposed and certified to be fair by Rothschild et Cie.

Under Article 21, Kingfisher must file the Offer with the *Conseil des marchés financiers* within three months of the date on which Rothschild et Cie. issued its opinion. Following the *Conseil des marchés financiers* approving the Offer by issuing an *avis de recevabilité*, Article 21 provides that Kingfisher's subsidiary Socodi s.a.r.l. will automatically acquire the casting vote on the executive bodies of Castorama conferring sole control of Castorama on Kingfisher. Therefore the outcome of the Offer is not relevant to the acquisition of sole control of Castorama by Kingfisher. The acquisition of sole control will occur regardless of how many further Castorama Shares are acquired by Kingfisher as a result of the Offer.

Offer for Castorama Shares

Kingfisher will only file the Offer upon receiving the necessary clearances from competition authorities. The Offer for the Castorama Shares which the Kingfisher Group does not already own will be €67 per Castorama Share. Full details of the terms of Offer will be set out in the offer document (*note d'information*) to be published by Kingfisher in connection with the Offer in accordance with applicable French regulations.

Holders of Castorama Bonds, Warrants and Options

The Offer for the outstanding minority interests in Castorama will include an offer to holders of Castorama Bonds and Castorama Warrants, the value of which will be based on their respective entitlements to convert into or subscribe for new Castorama Shares.

In addition, if the Offer is made, Kingfisher intends to put in place contractual arrangements for the benefit of the holders of Castorama share options that cannot be exercised before the date on which the Offer closes (because the tax free period (*période d'indisponibilité fiscale*) in respect thereof has not yet expired). Pursuant to such arrangements, the holders of such Castorama share options, if they so accept, will undertake to exchange each of the Castorama Shares resulting from the exercise of their options for a cash amount equal to the price offered per Castorama Share under the Offer.

PART 6
INVESTMENT CONSIDERATIONS

The business, financial condition or results of operations of the Kingfisher Group could be adversely affected by any of the risks set out below. These risks and investment considerations could also have an adverse effect on the trading price of the new and existing Kingfisher Shares. The Company's systems of control and protection are designed to help manage and control risk to an appropriate level rather than to eliminate it. This Part 6 should be read in connection with the rest of this document.

Trading Performance

Market and other factors

The Company's business is affected by a variety of factors outside its control, including, among others, changing consumer trends, general economic conditions, and existing and new competitor activity.

- The Company's success depends in part upon its ability to anticipate, and to respond to, changing consumer preferences and trends.
- Because many of the Company's retail products represent discretionary purchases, customer demand for these products could decline in a recession or other period in which consumer confidence is negatively affected.
- All of the Company's main operating companies face a significant established competitor base. In addition there is a risk of new entrants, for example supermarkets, into its product sectors.

Whilst independent forecasts predict that the home improvement market will continue to grow strongly it is unlikely that the recent high rates of growth are sustainable in the UK and it is unclear in the current uncertain economic and market environment what levels of growth will be available in the various international markets in which the Company operates.

Fluctuations in the Company's quarterly performance

Fluctuations in the Company's quarterly operating results have occurred in the past and may occur in the future based on a variety of factors, including:

- fluctuations in consumer demand;
- competitive pressure;
- increases and decreases in variable costs;
- changes in the Company's product mix;
- external factors (such as third party labour disputes) which may have an impact on distribution or supply;
- catastrophic events such as the destruction of a key asset (e.g. distribution centre or IT function) or a major fraud;
- the timing of new store openings; and
- the weather.

The Company has significant fixed costs, such as lease costs and employee salaries and benefits. If the Company experiences lower sales, it would be unable to immediately reduce its fixed costs proportionately.

Forecasting requirements

Incorrect forecasting of demand in the future could result in the Company experiencing an excess or a shortage of inventory. The longer lead times between ordering and delivery and the need to commit for seasonal products well in advance make it more important and difficult to accurately predict the demand for such items. If orders do not match actual demand, the Company could have higher or lower than anticipated stock levels. Any excess stock could lead to higher interest charges, price reductions or write downs of slow moving or excess stock resulting in lost profits.

Demand cycle

Increasing speed of innovation has resulted in market sectors reaching saturation levels faster. The availability of new products and changes in consumer preferences have made it more difficult for all retailers to predict sales demand accurately, though the Company believes it has significant experience and established processes for forecasting demand and managing fluctuations in demand. The future growth of the Company's businesses depends in part on the introduction of new products and technologies that are fully embraced by consumers.

Competition

The home improvement and electricals retailing industries are highly competitive. The Company competes with a wide variety of retailers of varying sizes, and faces increased competition from existing general and specialist retailers, and possible new entrants to the Company's markets, including international home improvement and electrical retailers currently only operating in other overseas markets. Actions taken by the Company's competitors, as well as actions taken by the Company to maintain its competitiveness and its reputation for value, have placed and will continue to place pressure on the Company's merchandise pricing, margins and profitability. Some of the Company's competitors may have access to some or all of the following: greater financial resources, greater purchasing economies and lower cost bases, which may give them a competitive advantage.

International Operations

The Company currently operates in a number of countries including Austria, Brazil, Belgium, Canada, China, Czech Republic, Germany, Italy, Luxembourg, the Netherlands, Poland, Slovak Republic, Taiwan and Turkey some of which are relatively immature businesses. Some of these businesses are currently loss-making. The Company expects that as businesses and markets mature they will provide the opportunity for growth, greater economies of scale and a basis for long term profitability, but there can be no assurance of this. Following completion of the Offer for Castorama, the potential of all the countries and businesses operated in them will be reviewed. Should this identify markets or businesses which the Company does not anticipate will provide a return in the medium term, then costs of exiting may be incurred. There are political and economic risks associated with operating in emerging markets and developing countries which can adversely impact profits and returns.

Separation of the Electricals business

The Company's stated goal of creating distinct Home Improvement and Electricals retailing businesses depends on its ability to satisfactorily achieve the separation of its Electricals business. The Company will only progress with such a separation if, as currently anticipated, it is considered to be in the best interests of shareholders at that time and taking account of the then prevailing market conditions. Risks surrounding the separation of the Electricals business that may prevent its separation include unanticipated restructuring costs or conditions, general market conditions and deterioration of trading conditions.

Supply and Distribution Arrangements

The Company sources a significant proportion of its products through existing supply arrangements with key distributors and manufacturers. The projected growth of the Company's business will increase the demand for products and the use of supply chains. To date, the Company has not experienced the cancellation of any significant supply or distribution contracts or any other significant problems with distributors or been unable to arrange alternative supply sources for major products. However, there can be no assurance that this will not occur or that the Company will be able to continue to obtain supply terms as favourable as those currently in effect.

Information Technology

Each of the Company's businesses must record and process a substantial volume of retail transactions and conduct inventory management quickly and accurately. The Company expects that its systems will require continuous enhancements and ongoing investment as it integrates and continues to improve them.

Changes in Legislation, Taxation, Accounting and Trading Practices

Governmental reviews of retail trading practices resulting in changes in legislation and proposed or actual changes, such as Accounting Standard FRS17, could impact the perceived value of the Company. No assurance can be given that future changes in legislation, taxation, accounting or trading practices will not affect the performance or value of the Company.

Operational Currency Issues

The Group conducts operations primarily in the UK and France, as well as in other European countries, the Far East, Canada and Brazil, but reports its results of operations in pounds sterling. As such, the Company's results may be materially affected by volatility in foreign currency exchange rates.

Further Expansion/Acquisitions

The Company intends to continue with the present level of investment in new stores. Whilst the Company has identified store locations in all its main French and UK operations to fulfill the majority of its store opening program for the next two years, the store development environment in a number of countries is becoming more difficult. Although this has been the case for a number of years, it is increasingly so in France and in the UK, (particularly for large stores).

Successful execution of the Company's roll-out of its new stores is dependent upon a number of factors, including the identification of suitable properties, zoning, obtaining governmental permits and licenses, the negotiation of acceptable purchase or lease terms and financing for other activities and any other indebtedness, the hiring, training and retention of personnel, the level of existing and future competition in areas where new or remodelled stores are to be located, the ability of the Company's existing distribution system to accommodate new stores and general macroeconomic conditions. There has been, and the Company anticipates that there will continue to be, significant competition among retailers for desirable store sites and qualified personnel in the home improvement and electricals markets. This has resulted in increasing rents and costs of operations, a trend which is expected to continue.

In addition, there can be no assurance that the opening of new stores will not result in the diversion of sales from the Company's existing stores.

Employees

Management and key personnel

The Company's success depends in part on the continued service of its key management and technical personnel and on its ability to continue to attract, motivate and retain highly qualified employees. The successful implementation of the Company's strategy depends on the availability of skilled management.

The Company also believes that highly qualified employees required by it in various capacities are sometimes in short supply in the labour market. There can be no assurance that the Company will continue to be successful in attracting, retaining or motivating necessary personnel.

Labour conditions

The Company relies on being able to continue to attract and retain quality employees. External factors, such as unemployment levels and changing demographics, minimum wage legislation and other employment regulations such as maximum working hours and redundancy, affect the Company's ability to meet its labour needs and control labour costs.

Financing Arrangements

In order to fund the Offer, the Kingfisher Group will raise up to €2.4 billion of new debt. The resulting euro denominated interest costs will increase the Group's fixed costs and, as a result of currency exchange rate movements, may give rise to fluctuations in the Group's results of operations, which are reported in pounds sterling.

The increased debt will also result in an increase in the proportion of the Group's cash flow dedicated to debt service, may affect its ability to raise further debt financing for other purposes and increase its exposure to fluctuations in interest rates. These factors could affect future growth.

Risks Relating to the Acquisition of Castorama

Currently, a number of the Castorama operations (in particular, Castorama France) are not performing as well as expected and have failed to meet budget for the last 2 years. The Castorama acquisition is intended to allow the Company to take control of Castorama operations and implement revenue enhancement measures through a store renewal programme, implement a product cost reduction programme similar to the B&Q product cost reduction programme and enhance efficiencies by streamlining head office operations. The Company can, however, offer no assurance that it will be able to realise these benefits to the extent and within the time frame contemplated. In particular the extended time taken to complete the process is likely to have delayed the delivery of the identified performance improvements.

Finally, we are reliant on existing reporting systems and information in assessing the underlying stock values and supply arrangements within the Castorama Group (other than B&Q).

PART 7
ADDITIONAL INFORMATION

1. Responsibility

The Directors, whose names are set out in paragraph 6 of Part 7 of this document accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

2. Formation, constitution and activities

Kingfisher was incorporated in the United Kingdom and registered in England and Wales on 16 September 1982 as a public limited company with registered number 1664812. The Company's registered office is at North West House, 119 Marylebone Road, London NW1 5PX.

3. Share Capital

3.1 The Rights Issue is expected to result in the issue of 1,293,642,792 new Kingfisher Shares of 13.75 pence each, leading to an increase in Kingfisher's issued share capital of £177,875,883.90. The following table shows the authorised and issued and fully paid share capital of Kingfisher, (i) as at 5 July 2002 (being the latest practicable date prior to the printing of this document) and (ii) as it will be following the Rights Issue (assuming full take-up of the new Kingfisher Shares being offered under the Rights Issue):

		Authorised		Issued and fully paid	
		Number	£	Number	£
(i)	As at 5 July 2002 before the Rights Issue	3,454,545,454	475,000,000	1,293,642,792	177,875,883.90
(ii)	After the Rights Issue	3,454,545,454	475,000,000	2,587,285,584	355,751,767.80

The "After the Rights Issue" figures assume that no further shares are issued by Kingfisher (other than new Kingfisher Shares) and no options are exercised under its share option schemes after 5 July 2002.

3.2 By resolutions of the Company passed on 7 June 2002:

(a) the authorised share capital of the Company was increased from £200,000,000 to £475,000,000 by the creation of an additional 2,000,000,000 ordinary shares of 13.75 pence each; and

(b) the Directors were generally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all the powers of the Company to allot relevant securities (as defined in that section) until the conclusion of the annual general meeting of the Company held during 2003 and to make an offer or agreement which would or might require relevant securities to be allotted after that date, so long as the aggregate nominal value of the relevant securities allotted under this authority shall not exceed £275,000,000.

3.3 The provisions of Section 89(1) of the Companies Act 1985 (which, to the extent not disapplied pursuant to Section 95 of that Act, confer on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash) apply to the authorised but unissued share capital of the Company. The Rights Issue will be effected in accordance with the pre-emption provisions of Section 89 of the Companies Act 1985.

3.4 Save as disclosed in this paragraph 3, neither Kingfisher nor any of its subsidiaries has granted any options over its share or loan capital which remain outstanding or has agreed, conditionally or unconditionally, to grant any such options.

3.5 The Kingfisher Shares currently in issue are, and the new Kingfisher Shares will be, in registered form and capable of being held in uncertificated form in CREST.

3.6 The new Kingfisher Shares to be issued in consequence of the Rights Issue will be credited as fully paid and will rank equally in all respects with the existing issued Kingfisher Shares, including the right to receive all dividends or distributions made, paid or declared after the date of this document.

3.7 Save in consequence of the Rights Issue, none of the new Kingfisher Shares will be marketed or made available to the public in whole or in part in conjunction with the application for listing of those securities.

3.8 As at 5 July 2002 (the latest practicable date prior to the posting of this document) the following share options granted to certain Directors and employees of the Kingfisher Group under the Kingfisher Share Option Schemes were outstanding:

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares under option
Executive, International Executive and Phantom	15/10/92	229.3	1	15/10/95	444,748
	26/04/93	280.0	20	26/04/96	117,446
	20/10/93	327.5	1	20/10/96	14,694
	29/04/94	288.5	10	29/04/97	376,018
	15/11/94	238.0	9	15/11/97	295,684
	28/04/95	225.0	17	28/04/98	282,012
	30/10/95	250.0	14	30/10/98	541,824
	01/05/96	291.5	75	01/05/99	1,287,796
	25/10/96	320.0	25	25/10/99	929,062
	16/04/97	328.5	110	16/04/00	2,036,656
	23/10/97	328.5	7	16/04/00	2,800
	23/10/97	405.0	71	23/10/00	1,126,624
	27/04/98	549.5	207	27/04/03	2,431,338
	21/07/98	496.5	3	21/07/01	1,200
	26/10/98	524.0	73	26/10/02	622,178
	01/04/99	781.0	301	01/04/03	1,868,269
	26/05/99	804.5	5	26/05/03	94,355
	28/09/99	639.0	109	28/09/02	1,113,992
	17/04/00	521.0	368	17/04/03	6,126,371
	25/04/00	560.3	4	25/04/03	24,363
	25/09/00	473.0	353	25/09/03	2,812,488
	26/09/01	278.0	669	26/09/04	9,380,848
	09/04/02	384.2	897	09/04/05	4,092,604
					36,023,370
All-employee	16/04/97	328.5	7,923	16/04/00	3,169,200
	21/07/98	496.5	16,655	21/07/01	6,662,000
					9,831,200

	Date options granted	Subscription price per share (pence)	No of persons holding options	Exercisable from	Number of shares under option
UK and International ShareSave	17/05/96	233.5	3	01/08/01	1,474
	09/05/97	264.5	1,834	01/08/02	1,792,983
	07/05/98	438.0	0	01/08/01	0
	07/05/98	438.0	1,500	01/08/03	917,404
	07/05/99	705.0	1,981	01/08/02	329,155
	07/05/99	705.0	1,173	01/08/04	338,110
	21/10/99	506.0	2,237	01/12/02	608,236
	21/10/99	506.0	1,212	01/12/04	573,791
	21/10/99	591.0	2,063	01/12/04	623,143
	16/05/00	428.0	2,580	01/07/03	737,230
	16/05/00	428.0	1,157	01/07/05	568,693
	16/05/00	517.0	500	01/07/05	122,540
	24/10/00	365.0	2,980	01/12/03	1,223,126
	24/10/00	365.0	1,362	01/12/05	1,003,657
	24/10/00	387.0	223	01/12/05	89,497
	23/10/01	226.5	5,487	01/12/04	6,291,436
	23/10/01	226.5	2,398	01/12/06	5,447,454
	23/10/01	311.5	333	01/12/05	283,330
	02/05/02	308.0	2,969	01/07/05	1,497,517
	02/05/02	308.0	1,255	01/07/07	1,189,865
	02/05/02	368.5	148	01/07/06	51,689
					23,690,330
					69,544,900

3.9 The closing middle market quotations for a Kingfisher Share as derived from the Daily Official List of the London Stock Exchange on the first dealing day in each of the six months immediately prior to the date of this document, on 5 July 2002 (being the last dealing day before the date of announcement of Kingfisher's intention to proceed with the Rights Issue and the latest practicable dealing day prior to the printing of this document) were as follows:

Date	Mid market quotation (p)
1 February 2002	388.00
1 March 2002	382.50
2 April 2002	387.75
1 May 2002	377.50
5 June 2002	356.00
1 July 2002	332.00
5 July 2002	310.00

4. Rights attaching to the Kingfisher Shares

The following is a summary of the rights under Kingfisher's articles of association which attach to Kingfisher Shares and with which the new Kingfisher Shares will rank *pari passu* in all respects when unconditionally allotted and fully paid:

(a) Dividends

Subject to the provisions of the Companies Act 1985, Kingfisher may, by ordinary resolution, declare dividends in accordance with the respective rights of the members, provided that no dividend shall exceed the amount recommended by the Board.

The Board may, if authorised by an ordinary resolution of Kingfisher, offer any holder of Kingfisher Shares the right to elect to receive Kingfisher Shares, credited as fully paid, instead of cash in respect of the whole (or some part, to be determined by the Board) of all or any dividend specified by the ordinary resolution.

No fraction of a Kingfisher Share shall be allotted. The Board may make such provision as it thinks fit for any fractional entitlements including without limitation payment in cash to holders in respect of their fractional entitlements, provision for the accrual, retention or accumulation of

all or part of the benefit of fractional entitlements to or by Kingfisher or to by or on behalf of any holder or the application of any accrual, retention or accumulation to the allotment of fully paid shares to any holder.

Subject to the provisions of the Act, the Board may declare and pay interim dividends if it appears to the Board to be justified by the profits of Kingfisher available for distribution. The Board may also declare and pay fixed rate dividends if it appears to the Board that the profits available for distribution justify the payment. Provided that the Board acts in good faith, it shall not incur any liability to the holders of shares conferring preferred rights for any loss they may suffer by the lawful payment of an interim dividend on any shares having deferred or non-preferred rights.

Except as otherwise provided by the rights attached to Kingfisher Shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid. All dividends shall be apportioned and paid proportionately according to the amounts paid up on the shares during any portion of the period in respect of which the dividend is paid; but, if any Kingfisher Share is issued on terms providing that it shall rank for dividend as from a particular date, that share shall rank for dividend accordingly.

A general meeting declaring a dividend may, on the recommendation of the Board, by ordinary resolution, direct that payment of any dividend be satisfied in whole or in part by the distribution of assets, including without limitation paid up shares or debentures of another body corporate.

No dividend or other moneys payable in respect of a share shall bear interest against the Company unless otherwise provided by the rights attached to the share.

Any dividend which has remained unclaimed for twelve years from the date when it became due for payment shall, if the Board so resolves, be forfeited and shall cease to remain owing by Kingfisher.

Kingfisher shall be entitled to cease sending dividend warrants and cheques by post or otherwise to a member if such instruments have been returned undelivered to, or left uncashed by, that member on at least two consecutive occasions. If any such member claims a dividend or cashes a dividend warrant or cheque, then such entitlement shall cease as regards that person.

(b) Voting rights

Subject to any rights or restrictions attached to any Kingfisher Share, on a show of hands every member who is present in person at a general meeting shall have one vote and on a poll every member present in person or by proxy shall have one vote for every share of which he is the holder.

No member shall be entitled to vote at a general meeting or at a separate meeting of the holders of any class of shares in the capital of the Company, either in person or by proxy, in respect of any share held by him unless all moneys presently payable by him in respect of that share have been paid.

(c) Disclosure of interests in shares

If at any time the Board is satisfied that any member or other person appearing to be interested in shares of Kingfisher has been duly served with a notice under section 212 of the Act and is in default for the prescribed period in supplying to the Company the information thereby required, or, in purported compliance with such a notice, has made a statement which is false or inadequate in a material particular, then the Board may direct that, in respect of the shares in relation to which the default occurred:

(i) the member shall not be entitled to attend or vote at a general meeting or at a separate meeting of the holders of that class of shares;

(ii) where such shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, no payment shall be made by way of dividend; and

(iii) where such shares represent at least ¼ of one per cent. in nominal value of the issued shares of their class, no transfer shall be registered unless (I) the member is not in default as regards supplying the information requested and the transfer is accompanied by a

certificate by the member in a form as the Board may require that, after due and carefully enquiry, the member is satisfied that no person in default as regards supplying information is interested in any of the shares being transferred; or (II) the transfer is an approved transfer; or (III) registration of the transfer is required by the Uncertificated Securities Regulations 1995.

(d) Distribution of assets on liquidation

If Kingfisher is wound up, the liquidator may, with the sanction of an extraordinary resolution and any other sanction required by the Insolvency Act 1986: (i) divide among the members in specie the whole or any part of the assets of Kingfisher in such manner as he may determine; (ii) vest the whole or any part of the assets in trustees for the benefit of the members; and (iii) determine the scope and terms of those trusts. No member shall be compelled to accept any asset on which there is a liability.

The power of sale of a liquidator shall include a power to sell wholly or partially for shares or debentures or other obligations of another body corporate, either then already constituted or about to be constituted for the purpose of carrying out the sale.

(e) Transfer of shares

The instrument of transfer of a certificated share (as defined in Kingfisher's articles of association) may be in any usual form or in any other form approved by the Board. An instrument of transfer shall be signed by or on behalf of the transferor and, unless the share is fully paid, by or on behalf of the transferee. The Board may, in its absolute discretion and without giving any reason, refuse to register the transfer of a certificated share which is not fully paid, provided that the refusal does not prevent dealings in shares from taking place on an open and proper basis. The Board may also refuse to register a transfer unless the instrument of transfer:

(i) is lodged, duly stamped (if stampable), at the office or at such other place as the Board may appoint accompanied by the certificate for the share to which it relates and such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer;

(ii) is in respect of only one class of shares; and

(iii) is in favour of not more than four transferees.

(f) Changes in share capital

Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, any share may be issued with such rights or restrictions as Kingfisher may by ordinary resolution determine or, subject to and in default of such determination, as the Board shall determine. Subject to the provisions of the Act and without prejudice to any rights attached to any existing shares or class of shares, shares may be issued which are, or at the option of Kingfisher or the holder are liable, to be redeemed. Subject to the provisions of the Act and the provisions in Kingfisher's articles of association relating to redeemable shares, all unissued shares of Kingfisher are at the disposal of the Board.

Kingfisher may by ordinary resolution increase, consolidate, divide or, subject to the provisions of the Act, sub-divide its share capital. The Company may, by ordinary resolution, also cancel any shares which have not been taken or agreed to be taken by any person and diminish the amount of its share capital by the amount of the shares so cancelled. Subject to the provisions of the Act, the Company may by special resolution reduce its share capital, any capital redemption reserve and any share premium account in any way. Subject to and in accordance with the provisions of the Act, and without prejudice to any relevant special rights attached to any class of shares, the Company may purchase any of its own shares of any class in any way and at any price.

(g) Variation of rights

Subject to the provisions of the Act, if at any time the capital of Kingfisher is divided into different classes of shares, the rights attached to any class may (unless otherwise provided by the terms of allotment of the shares of that class) be varied or abrogated, whether or not the Company is being wound up, either:

(i) with the consent of the holders of three-quarters in nominal value of the issued shares of the class (which consent shall be by means of one or more instruments or contained in one

or more electronic communications sent to such address (if any) as may for the time being be notified by or on behalf of the Company for that purpose or a combination of both); or

(ii) with the sanction of an extraordinary resolution passed at a separate general meeting of holders of the shares of the class.

The rights attaching to any shares or class of shares are not, unless otherwise expressly provided, deemed to be varied by:

(i) the creation or issue of other shares ranking pari passu with, or subsequent to, them or by the purchase or redemption by the Company of any of its own shares; or

(ii) the Company permitting, in accordance with the Uncertificated Securities Regulations 1995, the holding of and transfer of title to shares of that or any other class in uncertificated form by means of a relevant system.

(h) Lien and forfeiture

Kingfisher shall have a first and paramount lien on every share (not being a fully paid share) for all moneys payable to Kingfisher in respect of that share. The Board may waive any such lien or declare any shares to be wholly or in part exempt from such lien. Kingfisher may sell any share on which it has a lien if the sum payable is not paid within fourteen days after notice has been sent to the shareholder or the person entitled to the share. Subject to the terms of allotment, the Board may from time to time make calls on the members in respect of any moneys unpaid on their shares. If a payment is not made when due, the Board may give not less than 14 clear days' notice requiring payment of the amount unpaid together with any interest which may have accrued and any costs, charges and expenses incurred by the Company by reason of such non-payment. If that notice is not complied with, any share in respect of which it was given may, at any time before the payment required by the notice has been made, be forfeited by a resolution of the Board. The forfeiture shall include all dividends or other moneys payable in respect of the forfeited shares which have not been paid before the forfeiture.

(i) Untraced shareholders

Kingfisher shall be entitled to sell, at the best price reasonably obtainable, the shares of a member or the shares to which a person is entitled by transmission provided that:

(i) during the period of twelve years prior to the date of the publication of the advertisements referred to in sub-paragraph (ii) below (or if published on different dates, the first date), at least three dividends in respect of such shares have been declared and all dividend warrants and cheques sent have remained uncashed;

(ii) as soon as practicable after the expiry of the period referred to in sub-paragraph (i) above, the Company inserts advertisements in a national daily newspaper and in a newspaper circulating in the area of the last known address of the member or other person giving notice of its intention to sell the shares;

(iii) during the period referred to in sub-paragraph (i) above and the period of three months following the publication of the advertisements referred to in subparagraph (ii) above, the Company receives no indication of the whereabouts or existence of the member or other person; and

(iv) if the shares are listed, notice has been given to the relevant listing authority of the Company's intention to sell the shares before the publication of the advertisements.

The net proceeds of such sale shall belong to the Company, which shall be obliged to account to the former member or other person previously entitled to the Kingfisher Shares for an amount equal to the proceeds. The Company shall enter the name of such former member or other person in the books of the Company as a creditor for that amount.

(j) Members resident abroad

Members with registered addresses outside the United Kingdom are not entitled to receive notices or other documents from the Company unless they have given the Company an address within the United Kingdom at which such notices or other documents may be served or an address to which such notices or other documents may be sent using electronic communications (provided that, in the case of electronic communications, the Company so agrees).

5. Principal Subsidiary Undertakings of Kingfisher

5.1 Kingfisher is the parent company of the Group. Details of the Company's principal subsidiary undertakings (all of which are wholly owned by the Company unless otherwise specified) are as follows:

Company	Country of incorporation and operation	Per cent owned and voting rights	Description of share classes owned	Main activity
B&Q plc Portswood House 1 Hampshire Corporate Park Chandlers Ford Hampshire SO53 3YX	Great Britain	+	55.9% ordinary and 100% special shares++	Retailing
BCC Holding Amstelveen B.V. Bellsingel 61 1119 NT Schiphol-Rijk The Netherlands	Netherlands	100%	100% ordinary	Retailing
BUT S.A.* 1 Avenue Spinoza 77184 Emerainville Malnoue France	France	100%	100% ordinary	Retailing
Castorama Dubois Investissements SCA Parc d'activites 59175 Templemars France	France	+	55.9% ordinary	Retailing
Chartwell Land plc+++ 66 Chiltern Street London W1M 2AL	Great Britain	100%	100% ordinary	Property investment and development
Comet Group PLC George House George Street Hul 3AU	Great Britain	100%	100% ordinary	Retailing
Crealfi S.A. 27 rue de la Ville L'Eveque à Paris (75008) RCS Paris B319 416764 France	France	50%	ordinary	Finance
Datart Luxembourg S.A. L-1471 Luxembourg 400 route d'Esch Luxembourg	Luxembourg	60%	ordinary	Retailing
Etablissements Darty et Fils S.A. 14 route d'Aulnay 93140 Bondy France	France	100%	100% ordinary	Retailing
Financière Kingfisher S.A. 14 route d'Aulnay 93140 Bondy France	France	100%	100% ordinary	Finance
Halcyon Finance Ltd+++ North West House 119 Marylebone Road London NW1 5PX	Great Britain	100%	100% ordinary	Finance
New Vanden Borre S.A. Huysmanslaan 107 1651 Lot Belgium	Belgium	100%	100% ordinary	Retailing

Company	Country of incorporation and operation	Per cent owned and voting rights	Description of share classes owned	Main activity
NOMI S.A. 25-581 Kielce Ul Witosa 76 Poland	Poland	99.1%	99.1% ordinary	Retailing
ProMarkt Handels GmbH Kolonnenstrasse 30f 10829 Berlin Germany	Germany	100% ordinary	100%	Retailing

\+ The merged Castorama and B&Q group is 55.9 per cent. owned (54.6 per cent. fully diluted), with the Company, through its wholly-owned subsidiaries, owning 50.06 per cent. of the voting rights.

++ The special shares in B&Q plc are owned 100 per cent. by Kingfisher Group Limited and are non-voting.

* BUT S.A. has consolidated some franchise operations in which it has less than 50 per cent. of the voting rights but exercises a dominant influence through franchise agreements in place.

+++ Held directly by Kingfisher.

6. Directors of Kingfisher

6.1 The Directors of Kingfisher and their functions are as follows:

Francis Henry Mackay	Non-executive Chairman
John Frederick Nelson	Deputy Chairman and Senior Non-executive Director
Sir Geoffrey John Mulcahy	Group Chief Executive
John Bullock	Non-executive Director
Ian Cheshire	Chief Executive of e-Kingfisher and acting Group Finance Director
Michael Leslie Hepher	Non-executive Director
Jean-Noël Labroue	Chief Executive of Kingfisher Electricals S.A.
Anthony Henry Percival	Executive Director
Margaret Salmon	Non-executive Director
Bernard Thiolon	Non-executive Director
Helen Alison Weir	Group Finance Director (currently on maternity leave)
William John Whiting	Chief Executive of B&Q

The business address of each of the Directors is North West House, 119 Marylebone Road, London NW1 5PX, with the exception of Jean-Noël Labroue whose business address is 153 rue de Courcelles, 75017 Paris, France.

6.2 The brief biographical details of the Directors are as follows:

Francis Mackay

Non-executive Chairman of Kingfisher since December 2001 following his appointment to the Board a month earlier, and Chairman of the Nomination Committee. He is also Chairman of Compass Group plc, which he joined in 1986, initially as Finance Director. He was a key member of the management team that led the buyout of Compass Group plc from Grand Metropolitan in 1987 and its successful flotation in 1988. He became Chief Executive of Compass Group plc in 1991 and Executive Chairman in July 1999. Age 57.

John Nelson

Non-executive Deputy Chairman since January 2002 and senior non-executive director since April 2002. Also a non-executive director of BT Group plc. Recently retired as Chairman of Credit Suisse First Boston Europe. Formerly vice Chairman of Lazard Brothers and non-executive director of Woolwich plc. Age 54.

Sir Geoffrey Mulcahy

Chief Executive since January 1995, previously Group Managing Director. Chairman of the Finance Committee. Appointed to the Board in January 1983. Formerly, Finance Director of British Sugar plc and Norton Abrasives. Began his career with Esso plc. Non-executive director of Six Continents plc. Age 60.

John Bullock

Appointed March 1993. Chairman of the Audit Committee and a member of the Conseil de Surveillance and of the Audit Committee of Castorama. Former Joint Senior Partner, Coopers & Lybrand UK and Chairman, Coopers & Lybrand Europe. Director of Retirement Security Limited since January 2002. Age 68.

Ian Cheshire

Appointed Executive Director in June 2000. Chief Executive of e-Kingfisher since May 2000. Previously Group Director of Strategy & Development. Before joining Kingfisher he worked for Boston Consulting Group, Guinness plc and a number of retail businesses including Sears plc where he was Group Commercial Director. Age 42.

Michael Hepher

Appointed September 1997. Non-executive director of Canada Life (UK) Limited and Canada Life Financial Corporation, and Chairman and formerly Chief Executive of TeleCity plc. Former Chairman and Chief Executive of Charterhouse plc and non-executive director of Diageo plc and Lloyds Bank plc. Age 58.

Jean-Noël Labroue

Appointed October 2000. Chief Executive of Kingfisher Electrical S.A.S. Previously Chief Executive of Darty and Chairman of the Darty Board from 1994 to 2000. He joined Darty in 1979, having previously been Commercial Director of Intertechnique from 1972 to 1979. He is also a director of Royal Canin S.A. Age 54.

Anthony Percival

Finance Director from June 1995 to October 1998. Joined the Board in June 1995. He is a Chartered Accountant and former partner of Coopers & Lybrand. Non-executive director of the British Standards Institution and The Royal London UK Equity & Income Securities plc. Age 62.

Margaret Salmon

Appointed September 1997. Chairman of the Social Responsibility Committee. She is also Chair of the Sector Skills Development Agency, Director of Manchester Airport plc, Director of the University for Industry and the University for Industry Charitable Trust. Age 54.

Bernard Thiolon

Appointed non-executive director in June 1993 following the Darty merger. Member of the Conseil de Surveillance and Chairman of the Audit Committee of Castorama. Formerly President of Banque Colbert and Adviser to the Chairman and Honorary General Manager of Crédit Lyonnais Group. Age 73.

Helen Weir

Appointed to the Kingfisher Board as Group Finance Director in October 2000. Previously Finance Director at B&Q since August 1997. Before joining B&Q in 1995 she held a senior position at McKinsey & Co. Began her career with Unilever plc. Also a non-executive director of UK Chambre de Commerce Française, QA plc and The City of London Investment Trust plc. Age 39.

William Whiting

Appointed director in October 2000. Chief Executive of B&Q plc and previously Managing Director of B&Q International. He joined B&Q in 1982 and has held various positions including Marketing Director and Warehouse Store Director. Began his career with Granada Group. Age 54.

6.3 The following table sets out the names of all companies and partnerships outside the Kingfisher Group of which a Director is or has been a director or partner at any time in the previous five years (excluding subsidiaries of any company of which the Director in question is also a director):

Director	Current directorships and partnerships	Previous directorships and partnerships
Francis Mackay	Compass Group plc Letheby & Christopher Limited	Allied Carpets Group plc Centrica plc FTC Communications Limited Granada plc Meritglen Limited
John Nelson	BT Group plc English National Opera	Credit Suisse First Boston (Europe) Ltd Finton House Educational Trust Ltd Lazard Freres & Co. Ltd Lazard SpA Lazard GmbH Lazard Brothers & Co Ltd Lazard Partners Limited Partnership Woolwich plc
Sir Geoffrey Mulcahy	Dekor Inc. Hornbach Holding AG Six Continents plc	BNP UK Holdings Limited Superdrug Stores PLC Woolworths plc
John Bullock	Kelglobe Limited Retirement Security Ltd	British Energy Pension Fund Trustees British Energy plc More Group plc Nuclear Electric Ltd
Ian Cheshire	Medicinema Enterprises Limited The Baby Fund Trading Limited	Certegy Card Services Limited Hit Entertainment PLC Thomas Pink Holdings Limited Sears plc
Michael Hepher	Canada Life (UK) Ltd Canada Life Financial Corporation Hambro Fraser Smith Holdings Ltd Hans Property Management Ltd Maple Leaf Global Ltd TeleCity plc	Diageo plc Charterhouse plc Grand Metropolitan PLC
Jean-Noël Labroue	Royal Canin SA	None
Anthony Percival	British Standards Institution Royal London UK Equity & Income Securities plc Royal London UK Equity & Income Trust plc	Chambre de Commerce Française de Grande-Bretagne The Royal London Mutual Insurance Society Ltd Time Retail Finance Limited
Margaret Salmon	Manchester Airport plc Sector Skills Development Agency Ltd UFI Charitable Trust UFI Limited	BBC Resources Ltd BBC Pension Trust Limited Institute for Employment Studies MRP Ltd National Film and Television School

Director	Current directorships and partnerships	Previous directorships and partnerships
Bernard Thiolon	None	None
Helen Weir	Chambre de Commerce Française de Grande-Bretagne Hornbach Holding AG QA Plc The City of London Investment Trust plc	Time Retail Finance Limited
William Whiting	Hornbach-Baumarkt AG	None

6.4 As at 5 July 2002 (the latest practicable date prior to the publication of this document), (a) the interests of the Directors and persons connected with them (within the meaning of section 346 of the Companies Act 1985 (the "Act")) in the share capital of the Company (all of which are beneficial unless otherwise stated), notified to the Company pursuant to section 324 or 328 of the Act or which are required to be entered in the Register of Directors' Interests maintained under section 325 of the Act or which are interests of persons connected with the Directors which would, if the connected person were a Director, be required to be notified under section 324 or 328 of the Act or entered in the Register of Directors' Interests under section 325 of the Act, the existence of which are known, or with reasonable diligence could be ascertained by the Directors and (b) the number of Kingfisher Shares held under options by the Directors under the Kingfisher Share Option Schemes, were and are anticipated to be as follows (disregarding the new Kingfisher Shares which may be offered under the Rights Issue):

(a) Kingfisher Shares

	Number of Kingfisher Shares beneficially held at 5 July 2002	Percentage of fully diluted share capital
Francis Mackay	17,673	0.001
John Nelson	—	—
Sir Geoffrey Mulcahy	654,977	0.051
John Bullock	11,003	0.001
Ian Cheshire	1,846	0.000
Michael Hepher	914	0.000
Jean-Noël Labroue	672,727	0.052
Anthony Percival	10,236	0.001
Margaret Salmon	2,181	0.000
Bernard Thiolon	14,850	0.001
Helen Weir	—	—
William Whiting	4,878	0.000

Certain Directors hold a small number of shares in the capital of Castorama to comply with the French company law requirement that directors hold 'qualifying' shares.

(b) Options over Kingfisher Shares

Executive share options	Options as at 5 July 2002	Option price (pence)	Date from which exercisable	Lapse date
Sir Geoffrey Mulcahy	444,748	229.3	15/10/95	15/10/02
	40,030	280.0	26/04/96	26/04/03
	252,292	288.5	29/04/97	29/04/04
	22,164	405.0	23/10/00	23/10/07
	287,534	549.5	27/04/03	27/04/08
	297,339	639.0	28/09/02	28/09/09
	1,344,107			
Ian Cheshire	34,351	524.0	26/10/02	26/10/08
	23,047	781.0	01/04/03	01/04/09
	56,142	521.0	17/04/03	17/04/10
	52,854	473.0	25/09/03	25/09/10
	95,323	278.0	26/09/04	26/09/11
	68,983	384.2	09/04/05	09/04/12
	330,700			
Jean-Noël Labroue	71,302	238.0	15/11/99	15/11/04
	138,082	250.0	30/10/00	30/10/05
	104,420	320.0	25/10/01	25/10/06
	82,504	405.0	23/10/02	23/10/07
	23,677	524.0	26/10/03	26/10/08
	46,223	639.0	28/09/04	28/09/09
	59,447	521.0	17/04/05	17/04/10
	35,980	473.0	25/09/04	25/09/10
	110,265	278.0	26/09/05	26/09/11
	77,542	384.2	09/04/06	09/04/12
	749,442			
Helen Weir	24,784	291.5	01/05/99	01/05/06
	23,546	328.5	16/04/00	16/04/07
	7,160	405.0	23/10/00	23/10/07
	18,562	549.5	27/04/03	27/04/08
	13,985	781.0	01/04/03	01/04/09
	42,826	521.0	17/04/03	17/04/10
	52,854	473.0	25/09/03	25/09/10
	107,913	278.0	26/09/04	26/09/11
	78,094	384.2	09/04/05	09/04/12
	369,724			
William Whiting	54,184	328.5	16/04/00	16/04/07
	29,390	549.5	27/04/03	27/04/08
	22,855	781.0	01/04/03	01/04/09
	79,462	521.0	17/04/03	17/04/10
	32,980	473.0	25/09/03	25/09/10
	118,705	278.0	26/09/04	26/09/11
	85,903	384.2	09/04/05	09/04/12
	423,479			

Although not a participant under any share option arrangement, Anthony Percival has a long-term bonus arrangement based on the increase in the Kingfisher Share price:

	Number of options over notional shares as at 5 July 2002	Option price (pence)	Date from which exercisable	Expiry date
Anthony Percival	205,830	291.5	31/05/98	31/10/03

ShareSave	Options as at 5 July 2002	Option price (pence)	Date from which exercisable	Expiry date
Sir Geoffrey Mulcahy	3,390	264.5	01/08/02	31/01/03
Ian Cheshire	3,084	308.0	01/07/05	31/12/05
Jean-Noël Labroue	3,852	311.5	01/12/05	31/05/06
Helen Weir	4,194	226.5	01/12/04	31/05/05
William Whiting	549	705.0	01/08/02	31/01/03
	1,061	365.0	01/12/03	31/05/04
	838	226.5	01/12/04	31/05/05
	2,448			

6.5 By virtue of being potential beneficiaries of the Kingfisher Employee Benefit Trust, as at 5 July 2002 the Executive Directors were technically interested in 30,366,955 shares under this trust.

6.6 Save as disclosed above, none of the Directors, nor any person connected with them (within the meaning of section 346 of the Companies Act 1985) has any interest in the share capital of Kingfisher or of any of its subsidiary or associated undertakings.

6.7 There are no outstanding loans granted by Kingfisher or any member of the Kingfisher Group to any of the Directors nor has any guarantee been provided by Kingfisher or any member of the Kingfisher Group for the benefit of any of the Directors.

6.8 No Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Kingfisher Group and which was effected by any member of the Kingfisher Group during the current or immediately preceding financial year of the Group or which was effected during any earlier financial year and which remain in any respect outstanding or unperformed.

6.9 At the date of this document, no Director has:

(a) any unspent convictions in relation to indictable offences;

(b) at any time been bankrupt or a party to a deed of arrangement or any form of voluntary arrangement (as defined in Part VIII of the Insolvency Act 1986);

(c) been a director with an executive function of a company which has been placed in receivership, compulsory liquidation, creditors' voluntary liquidation or administration or entered into any company voluntary arrangement or any composition or arrangement with its creditors generally or any class of creditors whilst he was a director of that company or within twelve months preceding any such event;

(d) been a partner in a partnership which has been placed in compulsory liquidation or administration or entered into any partnership voluntary arrangement whilst he was a partner of such partnership or within twelve months preceding such events;

(e) any asset which has been placed in receivership or been a partner of a partnership whose assets have been placed in receivership whilst he was a partner of such partnership or within 12 months preceding such event; or

(f) been subject to any public criticism by any statutory or regulatory authority or professional body nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of any affairs of a company.

7. Directors' Service Contracts

7.1 The aggregate of the remuneration paid and pension contributions or benefits in kind granted by any member of the Kingfisher Group to the Directors in respect of the financial year ended 2 February 2002 was approximately £4.2 million.

7.2 The details of the Directors' service contracts, which are available for inspection and all of which are between the individual in question and Kingfisher, are as follows:

Francis Mackay (Non-Executive)

Francis Mackay was appointed as a Non-executive Director on 2 November 2001 and as Non-executive Chairman on 7 December 2001. Either party may terminate the agreement by giving not less than 12 months notice in writing. He receives a fee of £300,000 per annum. Mr Mackay's net fee is paid quarterly direct to a broker who purchases Kingfisher shares on his behalf.

In addition, a contribution of £25,000 per annum is made to the Compass Group plc to cover Mr Mackay's office expenses.

Mr Mackay does not participate in any of the Company's incentive arrangements.

Sir Geoffrey Mulcahy (Executive)

Sir Geoffrey was appointed to the Board in January 1983. In 1985 he was appointed Chief Executive.

A new contract came into force for Sir Geoffrey with effect from 1 March 2002.

The main features of this contract are as follows:

(a) a notice period of 12 months effective 1 March 2002. This declines on a straight line basis to a notice period of 6 months effective 1 September 2002. A liquidated damages provision is contained in the contract which provides for 12 months' basic salary plus average bonus plus pension enhancement, declining to 6 months' basic salary, plus average bonus plus pension enhancement and remaining constant thereafter;

(b) in the event of Sir Geoffrey's resignation or dismissal within 60 days of a change of control, then a liquidated damages provision exists which provides for 21 months' salary and the equivalent of 21 months of his average bonus in the 3 financial years of the Company preceding his departure (both cash and shares). In addition, his pension arrangements will be augmented by increasing his pensionable service as if he had remained in service for a further 21 months;

(c) basic salary and other benefits remain unchanged (other than (d) and (e) below);

(d) a new annual incentive plan designed to focus the Group Chief Executive on the achievement of challenging earnings per share ("EPS") and share price growth targets on an annual basis. This plan rewards the Group Chief Executive in cash for EPS growth and in shares for share price growth. Payments arising from the plan are non-pensionable.

(e) no further grant of executive share options (no grant of options was received in the 2002 financial year).

Sir Geoffrey's current salary is £983,000 per annum. In addition he receives a fully expensed company car, private health care, medical insurance, life insurance, pension benefits and taxation advice.

Sir Geoffrey Mulcahy has no entitlement to participate in any other bonus plans save for previously earned entitlements arising from his participation in the Value Enhancement Plan (see Employee Incentive Schemes).

Ian Cheshire (Executive)

Ian Cheshire was appointed to the Board in June 2000. Either party may terminate the employment agreement. In Mr Cheshire's case this requires him to serve 12 months' notice on the Company. In the Company's case the requirement is for notice of 18 months with liquidated damages of 14 months' salary, plus use of car, plus pro-rata bonus.

Mr Cheshire's salary is currently £265,000 per annum. In addition, Mr Cheshire receives a company car, private health care, medical insurance, life insurance and pension benefits.

Mr Cheshire is paid a supplement equivalent to £35,000 per annum during the period when he is covering the duties of the Group Finance Director during her absence on maternity leave. This allowance expires at the end of September 2002.

Jean-Noël Labroue (Executive)

Jean-Noël Labroue was appointed to the Board in October 2000. Either party may terminate the employment agreement by giving 6 months' notice, but in the event of early termination Mr Labroue may receive a payment of up to 12 months' remuneration if all provisions have been met. Mr Labroue's salary is €381,123 (£243,856), in addition he receives a travel allowance of €106,714 (£68,279).

Anthony Percival (Executive)

Anthony Percival joined the Board in June 1995, he has a fixed term contract of 6 months' duration which expires on 31 October 2002. His current salary is £38,000 per annum. He is not eligible to participate in the Group's incentive schemes. In addition, Mr Percival receives a company car.

Helen Weir (Executive)

Helen Weir was appointed to the Board in October 2000. Either party may terminate the employment agreement. In Mrs Weir's case this requires her to serve 12 months' notice on the Company. In the Company's case the requirement is 18 months' notice with liquidated damages of 14 months salary, plus use of car, plus pro-rata bonus. Mrs Weir's salary is currently £300,000 per annum. In addition, Mrs Weir receives a company car, private health care, medical insurance, life insurance and pension benefits.

Mrs Weir is also in the process of relocating her family home following her appointment as Group Finance Director. As a consequence the Company is renting a home for Mrs Weir until such time as she finds a suitable property to which to relocate permanently.

William Whiting (Executive)

William Whiting was appointed to the Board in October 2000. Either party may terminate the employment agreement. In Mr Whiting's case this requires him to serve 12 months' notice on the Company. In the Company's case the requirement is 24 months' notice with liquidated damages of 21 months' salary, plus use of car, plus pro-rata bonus.

Mr Whiting's salary is currently £330,000 per annum. In addition Mr Whiting receives a company car, private health care, medical insurance, life insurance and pension benefits.

Components of Remuneration

Salaries & Benefits

Salaries are reviewed annually in August in the context of market conditions affecting executive remuneration, affordability, the level of increases awarded to staff throughout the business, and the need to reflect the individual's contribution. In addition, the Company provides a range of competitive benefits.

A comprehensive review of market practice is undertaken before salaries are reviewed.

Employee Incentive Schemes

Kingfisher Value Enhancement Plan and Kingfisher Incentive Growth Plan

Certain employees participate in the Kingfisher Value Enhancement Plan ("VEP") under which share awards are made in two tranches on the 2nd and 3rd anniversary of the financial year in which the award was originally earned.

Participants in the Kingfisher Incentive Growth Plan ("IGP") were awarded up to 100 per cent. of salary with the award vesting conditional on annual "economic profit" (broadly operating profit less tax, less a capital charge) with cash payments being deferred and paid out over 3 years.

Both of these long-term incentive arrangements are now closed and have been replaced with the Kingfisher Incentive Plan ("KIP"). Final payment arising from the plan cycles in progress will be made in March 2005.

Kingfisher Incentive Plan

Participants including Executive Directors, with the exception of Sir Geoffrey Mulcahy and Anthony Percival, participated in the KIP. The KIP is an annual bonus plan under which the participant may earn annually 45 per cent. of base salary for achieving specified financial targets. This payment is capped at 100 per cent. of base salary for exceptional performance.

The participant may, at his discretion, elect to defer all or part of the annual bonus for a period of 3 years. The deferred bonus is then matched by Kingfisher Shares currently to the value of 50 per cent. of the bonus deferred. The matching shares are held in Trust for the directors and at the end of the 3 year plan cycle the shares are released and the deferred bonus is paid out. During the deferral period the Kingfisher Shares attract no dividend, nor do the Kingfisher Shares confer voting rights on the participant.

Share Options

Kingfisher Executive Schemes

The Kingfisher Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme (1993) and the Kingfisher International Executive Share Option Plan (together "the Kingfisher Executive Schemes") provide for awards of share options which are normally exercisable between 3 and 10 years after the date of grant provided that an EPS based performance condition has been satisfied.

The exercise price for options granted prior to 9 April 2002, was set at the market price of Kingfisher Shares on or shortly before the date the option was granted. With effect from 27 March 2002, the exercise price will be set using the average of the market price of Kingfisher Shares over a 5 day period.

The Kingfisher Executive Share Option Schemes have been used both to provide incentives to senior staff and, in 1997 and 1998, to make "all employee" grants over the same number of shares.

Pursuant to authorities given by shareholders in 1993, Kingfisher has established international share option schemes to largely mirror the Executive Share Option Scheme (1993) and the ShareSave Scheme (1993) under which options are granted to UK resident employees, but having regard to local legislation, where appropriate.

The Kingfisher Executive Share Option Scheme (1993) is coming to the end of its 10 year approval period and will need to be replaced in 2003.

The Kingfisher Phantom Share Option Scheme operates on similar terms to the Executive Share Option Schemes, except that participants receive the gain in share price growth in cash instead of shares.

Kingfisher SAYE Schemes

The Kingfisher ShareSave Scheme (1993), the Kingfisher Irish ShareSave Plan and the Kingfisher International ShareSave Plan (together "the Kingfisher ShareSave Schemes") provide for options to be granted to employees linked to save as you earn savings contracts. Options are normally exercisable within a 6 month period from conclusion of such contracts which may be a 3 or 5 year period (or in the case of French options a 4 year period). Exercise prices are normally set at 80 per cent. of the market price of Kingfisher Shares shortly before the date of grant.

The Kingfisher ShareSave Scheme (1993) is coming to the end of its 10 year approval period and will need to be replaced in 2003.

None of the benefits arising from the Employee Incentive Schemes are pensionable.

Non-executive Directors

All Non-executive Directors, with the exception of the Chairman, have letters of appointment for a period of 3 years subject to shareholder approval.

Non-executive Directors' fees in all cases excluding the Chairman are £38,000 per annum. Fees for chairmanship of Board Committees are £10,000 per annum for Audit, £6,000 per annum for Remuneration and £3,000 per annum for Social Responsibility.

In addition, Bernard Thiolon and John Bullock are paid a fee of approximately £3,000 per annum in respect of their membership of the *conseil de surveillance* of Castorama.

The Non-executive Directors are:

1. Francis Mackay, appointed November 2001
2. John Nelson, appointed January 2002
3. John Bullock, appointed March 1993
4. Michael Hepher, appointed September 1997
5. Margaret Salmon, appointed September 1997
6. Bernard Thiolon, appointed June 1993

7.3 Save as set out in paragraph 7.1 above there are no service agreements between any Kingfisher Director and any company within the Kingfisher Group and no such contracts are proposed.

7.4 The total emoluments receivable by the Directors will not be varied in consequence of the Offer.

8. Substantial Shareholdings

As at 5 July 2002 (being the latest practicable date prior to the publication of this document) Kingfisher had been notified of, or was otherwise aware of, the following person(s) who were, directly or indirectly, interested in 3 per cent. or more of the existing issued share capital of Kingfisher:

	As at 5 July 2002
Allianz AG	3.36%
Barclays plc	4.22%
Capital Group Companies Inc. and subsidiaries	3.04%
CGNU plc and certain of its subsidiaries	3.87%
Legal & General Investment Management and its subsidiaries	3.00%
Morgan Stanley Securities Limited	4.20%
Prudential Corporation	3.83%

Save as disclosed in this paragraph, Kingfisher is not aware of any person who at 5 July 2002 (being the latest practicable date prior to the publication of this document), directly or indirectly, has an interest (within the meaning of Part VI of the Companies Act 1985) in Kingfisher Shares which represents 3 per cent. or more of its issued share capital. Kingfisher is not aware of any persons who, as at 5 July 2002 (being the latest practicable date prior to the publication of this document), directly or indirectly, jointly or severally, exercise or could exercise control over Kingfisher.

9. Material Contracts

The following are all of the contracts (not being contracts entered into in the ordinary course of business) entered into by members of the Kingfisher Group or Castorama Group within the two years immediately preceding the date of this document which are or may be material. All of these contracts (except for the pricing agreement summarised in sub-paragraph (l) below) have been available for inspection in the last two years and were summarised in the circular to Kingfisher shareholders dated 22 May 2002. They will be made available for inspection as set out in paragraph 14 below. There are no other contracts (not being contracts entered into in the ordinary course of business) that contain any provision under which any member of the Kingfisher Group or Castorama Group has any obligation or entitlement that is or may be material to the Kingfisher Group or Castorama Group:

(a) a property sale agreement entered into between B&Q (a wholly-owned subsidiary of Castorama), B&Q Properties Limited, J Sainsbury plc and a subsidiary of J Sainsbury plc on 21 December 2000 for the acquisition by B&Q Properties Limited of the entire share capital of Beddington House No. 1, which owned 24 non-trading sites;

(b) a share sale agreement entered into between Eijsvogel BV (a wholly-owned subsidiary of the Company) and Tiscali Spa on 8 January 2001 for the sale by Eijsvogel BV to Tiscali Spa of its entire interest in the share capital of LibertySurf Group SA;

(c) a DIY store acquisition agreement entered into between B&Q and Beddington House (No. 4) Limited, a subsidiary of Homebase Limited, on 14 March 2001 for the acquisition by B&Q from Beddington House (No. 4) Limited of five DIY stores;

(d) a share sale agreement entered into between the Company, Kruidvat UK Limited and Kruidvat Beheer BV on 20 July 2001 for the sale by the Company to Kruidvat UK Limited of the entire issued share capital of Superdrug Stores Limited;

(e) a demerger agreement entered into between the Company and Woolworths Group plc on 31 July 2001 to effect the demerger of the Company's general merchandise business to Woolworths Group plc (the "Demerger") and to govern the relationship between the Kingfisher Group and Woolworths Group plc and its subsidiary undertakings (together the "Woolworths Group") following completion of the Demerger;

(f) a transitional services agreement entered into between the Company and Woolworths Group plc on 31 July 2001 for the provision of various services by the Kingfisher Group to the Woolworths Group for an interim period following the Demerger;

(g) a pension deed of division entered into between the Company, Woolworths Group plc and Kingfisher Pension Trustee Limited (the trustee of the Kingfisher Pension Scheme ("KPS") and of the Kingfisher Retirement Trust ("KRT") on 30 July 2001 for the participation of the Woolworths Group in the KPS and KRT during an interim period following the Demerger, the establishment of new pension schemes by the Woolworths Group, and the making of transfers from the KPS and the KRT to the new schemes;

(h) a property sale agreement entered into between Chartwell Land plc and subsidiaries of Chartwell Land plc, WH 2001/L&R Holdings Partnership (a partnership with LR Horizon Limited (a subsidiary of London & Regional Properties Group) and W2001 LRUK Realty, L.L.C. (a limited liability company formed by investment funds sponsored and managed by Goldman Sachs & Co.) as its two general partners, "WHP") on 11 August 2001, for the sale by Chartwell Land plc and some of its subsidiaries to WHP of 182 high street investment properties;

(i) a sale and purchase agreement entered into between the Company, O. Hornbach, Albrecht Hornbach, S. Hornbach and Dr. S. Wulfsberg on 20 December 2001 for the purchase of 25 per cent. plus one share of the 4 million voting ordinary shares of Hornbach Holding AG. On the same date the Company entered into a shareholders' agreement with the same parties and Albert Hornbach which governs the Company's rights as a shareholder of Hornbach Holding AG;

(j) a share sale agreement entered into between the Company and GE Capital Bank Limited on 27 January 2002 for the sale by the Company to GE Capital Bank Limited of the entire issued share capital of Time Retail Finance Limited;

(k) article 21 notices issued by each of Kingfisher and each of Kingfisher and Sociètè Commanditée de Castorama Dubois Investissements—SOCODI SARL ("Socodi"), a wholly-owned subsidiary of Kingfisher, on 17 April 2002 initiating the Offer process at €67 per Castorama Share in the manner set out in the articles of Castorama. On 15 May 2002 a subsequent notice issued jointly by Kingfisher and Socodi waived certain of the conditions set out in the Notice;

(l) the underwriting agreement entered into between Kingfisher and the Underwriters on 15 May 2002 pursuant to which the Underwriters have agreed, subject to certain conditions, to underwrite the new Kingfisher Shares to be issued pursuant to the Rights Issue to a maximum of 2,000,000,000 new Kingfisher Shares. The underwriting agreement was amended by a pricing agreement dated 8 July 2002. Under the pricing agreement, the parties agreed that the subscription price at which the Underwriters are to subscribe for new Kingfisher Shares would be 155p and that the number of new Kingfisher Shares to be issued under the Rights Issue be reduced to the number of Kingfisher Shares in issue as at the Record Date (and no more than 1.3 billion new Kingfisher Shares). The terms and conditions of the underwriting agreement otherwise remain unchanged; and

(m) a loan facility agreement entered into between the Company as borrower, BNP Paribas, Deutsche Bank AG London and UBS Warburg as mandated lead arrangers and BNP Paribas, Deutsche Bank AG London and UBS Warburg as underwriters on 17 May 2002 for a loan facility of up to €2.4 billion, entered into pursuant to letters signed between the parties on 15 May 2002.

10. UK Taxation

The following statements are intended as a general guide only to the position under current United Kingdom tax law and Inland Revenue practice as at the date of this document. They relate only to certain limited aspects of the UK taxation treatment of the holders of new Kingfisher Shares and apply only to Kingfisher Shareholders who own their shares beneficially as an investment and who are resident or ordinarily resident in the UK (except where the position of a non-UK resident shareholder is expressly referred to). Any person who is in any doubt about his own tax position, or is subject to taxation in a jurisdiction other than the United Kingdom, should consult an appropriate independent professional adviser.

Capital gains tax

For the purposes of UK taxation of capital gains (*CGT*), the issue of the new Kingfisher Shares will be regarded as a reorganisation of the share capital of Kingfisher.

Accordingly, you will not be treated as making a disposal of all or part of your holding of existing Kingfisher Shares by reason of taking up all or part of your rights to new Kingfisher Shares. No liability to CGT in respect of the issue of the new Kingfisher Shares should arise to the extent that you take up your entitlement to new Kingfisher Shares.

Your new Kingfisher Shares will be treated as the same asset as, and as having been acquired at the same time as, your existing holding of Kingfisher Shares. The subscription money for your new Kingfisher Shares will be added to the base cost of your existing holding of Kingfisher Shares.

In the case of a Kingfisher shareholder within the charge to corporation tax, indexation allowance will apply to the amount paid for the new Kingfisher Shares only from, generally, the date the money for the new Kingfisher Shares is paid.

In the case of other Kingfisher shareholders, indexation allowance will not be given for any month after April 1998. Accordingly, if you are such a shareholder, indexation allowance on your original holding of Kingfisher Shares will be given for months up to April 1998 but not after that, and indexation allowance will not be given in respect of amounts paid for the new Kingfisher Shares. Instead, indexation allowance has been replaced by a taper relief which will reduce the amount of any chargeable gain realised on a subsequent disposal of your shareholding according to how long the shares have been held since 6 April 1998 or since the shares were acquired, whichever is the later.

If you dispose of some of the new Kingfisher Shares allotted to you, or your rights to subscribe for them, or if you allow, or are deemed to have allowed, your rights to lapse and receive a cash payment in respect of them you may, depending on your circumstances, incur a liability to CGT.

If you dispose of all or part of your rights to subscribe for new Kingfisher Shares or allow or are deemed to allow them to lapse in return for a cash payment and the proceeds resulting from the disposal or lapse of rights are "small" as compared to the value of the Kingfisher Shares in respect of which the rights arose, you will not normally be treated as making a disposal for CGT purposes. No liability to CGT will then arise on the disposal or lapse of the rights, but the cash amount received will be deducted from the base cost for CGT purposes of your existing holding of Kingfisher Shares for the purposes of computing any chargeable gain or allowable loss on a subsequent disposal of your Kingfisher Shares. The Inland Revenue currently regard a receipt as "small" if its amount or value is 5 per cent. or less of the value of the Kingfisher Shares in respect of which the entitlement to the receipt arose, or if its amount or value is £3,000 or less, regardless of whether or not it is more than 5 per cent. of the value of the Kingfisher Shares in respect of which the rights arose.

A Kingfisher shareholder not resident in the UK for tax purposes but who carries on a trade, profession or vocation in the UK through a branch or an agency to which the new Kingfisher Shares are attributable may be subject to CGT on a disposal of such shares.

Individuals who are temporarily non-UK resident may, in certain circumstances, be subject to tax in respect of gains realised whilst they are not resident in the UK.

Dividends

The Company will not be required to withhold tax at source when paying a dividend.

A Kingfisher Shareholder who is an individual resident for tax purposes in the UK and who receives a dividend from Kingfisher will be entitled to a tax credit equal to one-ninth of the dividend. The individual will be taxable on the total of the dividend and the related tax credit (the *"gross dividend"*), which will be regarded as the top slice of the individual's income. The tax credit will, however, be treated as discharging the individual's liability to income tax in respect of the gross dividend, except to the extent (if any) that the gross dividend falls above the threshold for the higher rate of income tax, in which case the individual will (to that extent) pay tax on the gross dividend calculated as 32.5 per cent. of the gross dividend less the related tax credit. So, for example, a dividend of £80 will carry a tax credit of £8.89, and the income tax payable by an individual liable to income tax at the higher rate on the dividend would be 32.5 per cent. of £88.89, namely £28.89, less the tax credit of £8.89, leaving a net tax charge of £20.

UK resident taxpayers who are not liable to UK tax on dividends, including pension funds and charities, will not be entitled to claim repayment of the tax credit attaching to dividends paid by Kingfisher, although charities will be entitled to limited compensation in lieu of repayment tax credits for dividends paid before 6 April 2004.

Tax credits on dividends paid by Kingfisher in respect of shares held in PEPs or ISAs will be repayable for dividends paid before 6 April 2004.

UK resident corporate shareholders will generally not be subject to corporation tax on dividends paid by Kingfisher. Those shareholders will not be able to claim repayment of tax credits attaching to dividends.

An individual shareholder who is a Commonwealth citizen, a national of a European Economic Area State, a resident of the Isle of Man or the Channel Islands, or falls into certain other categories, and who otherwise has a liability to UK income tax, is entitled to a tax credit, as if he or she were resident for tax purposes in the UK, which he or she may set off against his or her total UK income tax liability. In general, the right of other non-UK resident holders of Kingfisher Shares to claim tax credits attaching to dividend payments will depend upon the terms of any applicable double tax treaty which exists between the jurisdiction in which they are resident and the UK. In most cases, the amount of tax credit that can be paid to non-UK resident holders of Kingfisher Shares in respect of any dividend payment will be nil as a result of the terms of the relevant treaty. A shareholder resident outside the UK may also be subject to foreign taxation on dividend income under local law. A shareholder who is not resident in the UK should consult his own tax adviser concerning his tax liabilities on dividends received from Kingfisher.

Stamp duty and stamp duty reserve tax (*SDRT*)

No stamp duty or SDRT will be payable on the issue of PALs or the crediting of Nil Paid Rights to accounts in CREST. Where new Kingfisher Shares represented by such documents or rights are registered in the name of the shareholder entitled to such shares or New Kingfisher Shares are credited in uncertificated form to CREST accounts, no liability to stamp duty or SDRT will arise.

The purchaser of rights to new Kingfisher Shares represented by PALs (whether nil paid or fully paid) or Nil Paid Rights or Fully Paid Rights held in CREST on or before the latest time for registration of renunciation will not generally be liable to pay stamp duty, but the purchaser will normally be liable to pay SDRT at the rate of 0.5 per cent. of the actual consideration paid. Where such a purchase is effected through a stockbroker or other financial intermediary that person will normally account for the SDRT and will indicate that this has been done in any contract note issued to a purchaser. In other cases, the purchaser of the rights to the new Kingfisher Shares represented by PALs or Nil Paid Rights or Fully Paid Rights is liable to pay the SDRT and must account for it to the Inland Revenue. SDRT arising on the transfer of Nil Paid Rights or Fully Paid Rights held in CREST will be collected and accounted for to the Inland Revenue by CRESTCo.

No stamp duty or SDRT will be payable on the registration of PALs or Nil Paid Rights, whether by the original holders or their renouncees.

Any dealings in new Kingfisher Shares after the latest time for registration of renunciation of PALs fully paid will be subject to stamp duty or SDRT in the normal way. The transfer on sale of new Kingfisher Shares will be liable to ad valorem stamp duty, generally at the rate of 0.5 per cent. (rounded up to the next multiple of £5) of the consideration paid. Stamp duty is normally paid by the purchaser or transferee of the new Kingfisher Shares. An agreement to transfer such shares will normally give rise to SDRT, at the rate of 0.5 per cent. of the amount or value of the consideration paid for such shares, but such liability will be cancelled, or any SDRT paid refunded, if the agreement is completed by a duly stamped transfer within six years of either the agreement or (if the agreement is conditional) the date when the agreement became unconditional. SDRT is normally the liability of the purchaser or transferee of the new Kingfisher Shares.

Under the CREST system for paperless share transfers, no stamp duty or SDRT will arise on a transfer of shares into the system, unless the transfer into CREST is itself for consideration in money or money's worth, in which case a liability to SDRT will arise, usually at the rate of 0.5 per cent. of the amount or value of consideration given. Transfers of shares within CREST are generally liable to SDRT (at a rate of 0.5 per cent. of the consideration paid) rather than stamp duty, and SDRT on relevant transactions settled within the system or reported through it for regulatory purposes will be collected and accounted for to the Inland Revenue by CRESTCo.

Where new Kingfisher Shares are issued or transferred (a) to, or to a nominee for, a person whose business is or includes the provision of clearance services or (b), to, or to a nominee or agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at a higher rate of 1.5 per cent. of the amount or value of the consideration payable or, in certain circumstances, the value of the new Kingfisher Shares.

The above statements are intended only as a general guide to the current stamp duty and SDRT position. Transfers to certain categories of person are not liable to stamp duty or SDRT.

11. Litigation

Neither Kingfisher nor any member of the Kingfisher Group is or has been involved in any legal or arbitration proceedings nor, so far as Kingfisher is aware, are any such proceedings pending or threatened by or against Kingfisher or any member of the Kingfisher Group, which may have or have had during the period of twelve months immediately preceding the date of this document, a significant effect on the financial position of the Kingfisher Group.

12. Working capital

Kingfisher is of the opinion that taking into account the net proceeds of the Rights Issue and the debt facilities available to it, the Kingfisher Group has sufficient working capital for its present requirements, that is, for at least the next 12 months from the date of publication of this document.

13. General

13.1 Credit Suisse First Boston Equities Limited's registered office is at One Cabot Square, London E14 4QL.

13.2 Goldman Sachs International's principal place of business in the UK is at Peterborough Court, 133 Fleet Street, London EC4A 2BB.

13.3 The principal place of business in the UK of UBS AG, acting through its business group UBS Warburg, is at 1-2 Finsbury Avenue, London EC2M 2PP.

13.4 PricewaterhouseCoopers have given and have not withdrawn their written consent to the inclusion in Part 4 of this document of their report and the references thereto and to their name in the form and context in which they are included and have authorised the contents of their report for the purposes of Regulation (6)(1)(e) of the Financial Services and Markets Act 2000 (Official Listing of Securities) Regulations 2001.

13.5 Kingfisher's registrars are Computershare Investor Services PLC, PO Box 435, Owen House, 8 Bankhead Crossway North, Edinburgh EH11 4BR.

13.6 PricewaterhouseCoopers, who have been auditors of the Company over the last three financial years, are Chartered Accountants and their address is 1 Embankment Place, London WC2N 6RH.

13.7 The financial information set out in this document relating to the Kingfisher Group does not constitute statutory accounts within the meaning of Section 240 of the Act. The auditors have made a report under Section 235 of the Act on the set of statutory accounts of the Kingfisher Group for each of the three financial periods to 2 February 2002. Each such report was unqualified and did not contain a statement under Sections 237(2) or (3) of the Act. Statutory accounts of the Kingfisher Group for each such financial period have been delivered to the Registrar of Companies in England and Wales pursuant to Section 242 of the Act.

13.8 There has been no significant change in the financial or trading position of the Kingfisher Group since 2 February 2002, being the date to which Kingfisher's financial statements were prepared.

13.9 The total expenses payable by Kingfisher in connection with the Rights Issue are expected to amount to approximately £41.25 million, excluding VAT. The total amount payable to financial intermediaries pursuant to the Rights Issue is approximately £37.05 million.

13.10 The existing Kingfisher Shares are listed or traded on the Official List of the UK Listing Authority, on the market for listed securities of the London Stock Exchange and on the *Premier marché* of Euronext Paris SA. Application has been made for the new Kingfisher Shares to be so listed and traded.

13.11 The Issue Price of 155 pence represents a premium of 141.25 pence to the 13.75 pence nominal value of a new Kingfisher Share.

13.12 The exchange rate of €1:£0.639836, being the closing bid/offer spread quoted by Reuters on 5 July 2002, has been used to translate Euro amounts into Sterling and vice versa except where otherwise stated. The Eurocurrency conversion rate of €1:FF6.55957 has been used to translate amounts in French Francs into Euro.

13.13 The value of the whole of the fully diluted ordinary share capital of Castorama is based upon the 166 million Castorama Shares in issue or to be issued, as informed by Castorama.

13.14 This prospectus constitutes the offer, subject to and on the conditions set out herein, of new Kingfisher Shares to Qualifying CREST Shareholders with registered addresses in the UK and to those who have given Kingfisher an address within the UK for services of notices for the purposes of section 90(2) of the Companies Act.

13.15 Kingfisher's registered office is North West House, 119 Marylebone Road, London, NW1 5PX.

14. Documents Available for Inspection

Copies of the following documents may be inspected at the offices of Freshfields Bruckhaus Deringer, 65 Fleet Street, London EC4Y 1HS during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for as long as the Rights Issue remains open for acceptance:

(a) the memorandum and articles of association of Kingfisher and articles (*statuts*) of Castorama;

(b) the Directors' service contracts referred to in paragraph 7 of this Part 7;

(c) the material contracts referred to in paragraph 9 of this Part 7;

(d) the consent letter from PricewaterhouseCoopers referred to in paragraph 13.4 of this Part 7;

(e) the letter from PricewaterhouseCoopers set out in Part 4 regarding the pro forma balance sheet of Kingfisher;

(f) the audited consolidated accounts of Kingfisher for the three financial periods ended 2 February 2002;

(g) the audited consolidated accounts of Castorama for the three financial periods ended 31 January 2002; and

(h) this document.

10 July 2002

PART 8
DEFINITIONS

In this document, the following expressions have the following meanings, unless the context otherwise requires:

"A Commandités"	Jean-Hugues Loyez, Jean-Luc Dubois, Francois-Regis Motte, Giles Pourbaix and Jean-Pierre Dufour, each of whom is a *commandité* of Castorama
"Act"	the Companies Act 1985 (as amended)
"Admission"	the admission of the new Kingfisher Shares, nil paid, to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective in accordance with the Listing Rules and the Admission and Disclosure Standards
"Admission and Disclosure Standards"	the requirements contained in the publication "Admission and Disclosure Standards" dated April 2002 containing, among other things, the admission requirements to be observed by companies seeking admission to trading on the London Stock Exchange's market for listed securities
"B&Q"	B&Q plc
"BNP Paribas"	BNP Paribas
"Board"	the Board of Directors of Kingfisher
"business day"	a day (excluding Saturdays and Sundays or public holidays in England and Wales) on which banks generally are open for business in London for the transaction of normal banking business
"Castorama"	Castorama Dubois Investissements SCA
"Castorama Bonds"	Bonds issued by Castorama between 1996 and 2000 and which are convertible into Castorama Shares at the rate of one bond to four Castorama Shares
"Castorama France"	the business of Castorama carried on in France under the "Castorama" brand and not including Brico Dépôt or Dubois Matériaux
"Castorama Group"	Castorama and its subsidiaries and subsidiary undertakings
"Castorama Shares"	the existing unconditionally allotted or issued and fully paid ordinary shares of €1 each in the capital of Castorama and any further such shares which are conditionally allotted or issued on or before the date on which the Offer closes (or such earlier date as Kingfisher may decide)
"Castorama Warrants"	warrants in respect of Castorama Shares granted to the *commandités* pursuant to a resolution of the shareholders of Castorama passed on 18 December 1998
"CCSS"	CREST Courier and Sorting Service
"certificated" or "in certificated form"	where a share or other security is not in uncertificated form

"*commandités*"	the ten partners of Castorama, being the members of its controlling and governing body
"Computershare"	Computershare Investor Services PLC
"*Conseil des marchés financiers*"	the French regulatory body responsible, amongst other things, for establishing, and overseeing compliance with, the rules applicable to public takeovers in France, including the approval of the terms of such offers
"Credit Suisse First Boston"	Credit Suisse First Boston Equities Limited, in the context of the Underwriting Agreement, or Credit Suisse First Boston (Europe) Limited, broker and adviser to Kingfisher (as the context requires)
"CREST"	the relevant system, as defined in the CREST Regulations (in respect of which CRESTCo is operator as defined in the (Regulations)
"CRESTCo"	CrestCo Limited, the operator of CREST
"CREST Manual"	the rules governing the operation of CREST, consisting of the CREST Reference Manual, CREST International Manual, CREST Central Counterparty Service Manual, CREST Rules, Registrars Service Standards, Settlement Discipline Rules, CCSS Operations Manual, Daily Timetable, CREST Application Procedures and CREST Glossary of Terms (all as defined in the CREST Glossary of Terms promulgated by CRESTCo on 15 July 1996 and as amended since)
"CREST member"	a person who has been admitted to CRESTCo as a system-member (as defined in the Regulations)
"CREST participant"	a person who is, in relation to CREST, a system-participant (as defined in the Regulations)
"CREST sponsor"	a CREST participant admitted to CREST as a CREST sponsor
"CREST sponsored member"	a CREST member admitted to CREST as a sponsored member
"Darty"	Etablissements Darty et Fils SA
"Directors"	the Directors of Kingfisher whose names appear on page 43 of this document
"Electricals business"	Kingfisher's electricals and furniture businesses, comprising retail operations in the UK, France, Belgium, the Netherlands, Germany, Luxembourg, Austria and the Czech and Slovak Republics
"FSMA"	the Financial Services and Markets Act 2000
"Fully Paid Rights"	rights to acquire the new Kingfisher Shares, fully paid
"Issue Price"	155 pence per new Kingfisher share
"Kingfisher" or "the Company"	Kingfisher plc

"Kingfisher Group" or "Group"	Kingfisher and its subsidiaries and subsidiary undertakings
"Kingfisher Share Option Schemes"	the Kingfisher ShareSave Scheme 1993, the Kingfisher International ShareSave Plan, the Kingfisher Irish ShareSave Plan, the Kingfisher Executive Share Option Scheme 1983, the Kingfisher Executive Share Option Scheme 1993, the Kingfisher International Executive Share Option Scheme, the Kingfisher Executive Share Option Scheme, the Kingfisher Phantom Share Option Scheme, the Kingfisher plc Group Value Enhancement Plan 1996, the Kingfisher Incentive Plan, the Kingfisher Incentive Plan 2001 and the Kingfisher All Employee Share Ownership Plan 2001
"Kingfisher Shares"	ordinary shares of 13.75 pence each in the capital of Kingfisher
"Listing Rules"	the Listing Rules made by the UK Listing Authority under section 74 of FSMA
"London Stock Exchange"	London Stock Exchange plc
"member account ID"	the identification code or number attached to any member account in CREST
"new Kingfisher Shares"	the Kingfisher Shares to be allotted and issued pursuant to the Rights Issue
"Nil Paid Rights"	the rights to acquire the new Kingfisher Shares, nil paid
"Non-UK Shareholders"	Qualifying Shareholders with registered addresses outside the UK or who are citizens or residents of countries outside the UK
"Offer"	the proposed cash offer to acquire all of the Castorama Shares, Castorama Bonds and Castorama Warrants, described in Part 5 of this document, to be made by or on behalf of Kingfisher (including any subsequent amendment, variation, revision, extension or renewal thereof)
"Official List"	the Official List of the UK Listing Authority
"participant ID"	the identification code used in CREST to identify a particular CREST participant
"Provisional Allotment Letters" or "PALs"	the renounceable Provisional Allotment Letters expected to be sent to Qualifying non-CREST Shareholders (other than certain Non-UK Shareholders) in respect of the new Kingfisher Shares to be provisionally allotted to them pursuant to the Rights Issue
"Qualifying CREST Shareholders"	Qualifying Shareholders holding Kingfisher Shares in uncertificated form
"Qualifying non-CREST Shareholders"	Qualifying Shareholders holding Kingfisher Shares in certificated form
"Qualifying Shareholders"	holders of Kingfisher Shares on the register of members of Kingfisher at the close of business on the Record Date of the Rights Issue
"Record Date"	close of business on 8 July 2002
"Regulations"	the Uncertified Securities Regulations 2001 (SI 2001/3755), as amended
"Regulatory Information Service"	any of the services set out in schedule 12 of the Listing Rules
"Rights Issue"	the issue by way of rights of new Kingfisher Shares to Qualifying Shareholders on the basis described in this prospectus

"Shareholder Helpline"	the shareholder helpline on 0870 703 0088 (or +44 870 703 0088 if you are calling from outside the UK), available from 9.00 a.m. to 5.00 p.m. Monday to Friday and from 9.00 a.m. to 1.00 p.m. on Saturday and which will remain open until 16 August 2002. For legal reasons, the shareholder helpline will only be able to provide you with information contained in this document and any accompanying Provisional Allotment Letter and with information relating to Kingfisher register of members and will be unable to give advise on the merit of the Rights Issue or the Offer or to provide financial or investment advice
"stock account"	an account within a member account in CREST to which a holding of a particular share or other security in CREST is credited
"UBS Warburg"	UBS AG, acting though its business group, UBS Warburg, in the context of the Underwriting Agreement; UBS AG, London Branch in its capacity as a provider of debt finance; and UBS Warburg Ltd., as broker, adviser and mandated lead arranger of the debt facility to Kingfisher (as the context requires)
"UK Listing Authority"	the Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the FSMA and in the exercise of its functions in respect of the admission to the Official List otherwise than in accordance with Part VI of the FSMA
"uncertificated" or "in uncertificated form"	recorded on the relevant register of the share or security concerned as being held in uncertificated form in CREST, and title to which, by virtue of the Regulations, may be transferred by means of CREST
"Underwriters"	UBS Warburg, Goldman Sachs International and CSFB
"Underwriting Agreement"	the agreement dated 15 May 2002 between Kingfisher and the Underwriters relating to the Rights Issue, as amended by a pricing agreement dated 8 July 2002 between the same parties
"United Kingdom" or "UK"	the United Kingdom of Great Britain and Northern Ireland
"United States"	the United States of America, its territories and possessions, any state of the United States and the District of Columbia and all other areas subject to its jurisdiction
"US Person(s)"	as defined in Regulation S of the United States Securities Act 1933
"US Securities Act"	the United States Securities Act 1933, as amended

For the purposes of this document, "subsidiary", "subsidiary undertaking" and "parent undertaking" have the respective meanings given to them by the Companies Act 1985.

Terms defined in the CREST Manual, shall unless the context otherwise requires, bear the same meanings where used herein.

Printed by RR Donnelley Financial, 84462

Kingfisher plc
File Reference 82-968

KINGFISHER INTERIM REPORT 2002


B&Q
WAREHOUSE
OPEN 7 DAYS A WEEK TO PUBLIC & TRADE
1er Service
Après-Vente de France

KINGFISHER

Kingfisher finished the first half in a strong position. Despite challenging trading conditions across Europe, the Group's main retail brands outperformed the competition and continued to grow market share.

STRONG PERFORMANCE



B&Q
百安居
BRICO DEPOT

Financial highlights

- **strong growth in retail sales and retail profit**
- **strong performance by Home Improvement**
- **Electrical & Furniture traded successfully in challenging market conditions**

	2002 £m	2001[4] £m
Retail sales	**5,072.0**	4,607.9
Retail profit[1]	**294.3**	245.7
Profits before tax[2]	**274.7**	217.2
Earnings per share[2,3]	**7.1p**	5.7p
Dividends per share	**3.45p**	3.281p[3]

[1]Retail sectors only, excluding property, financial services, acquisition goodwill amortisation and other operating costs
[2]Before exceptional items and acquisition goodwill amortisation
[3]Adjusted to reflect the bonus element of the recent rights issue and the share consolidation effected in August 2001
[4]Continuing operations only

OK

Kingfisher's vision is to create a dedicated, pan-European home improvement business. This transformation will be completed by the separation of Electrical & Furniture, a strong, profitable and cash-generative business.


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Contents

KINGFISHER'S RETAIL SECTORS

Home Improvement



Retail sales by geography (£m)



France 1,017.9
Other international 463.7
UK 1,940.3

Selling space (000s sq m)



France 1,196.8
Other international 863.4
UK 1,920.5



Canada
20 stores
Turkey
5 stores
China
7 stores
Taiw
14 st
Brazil
3 stores

	Retail sales (£m)	Retail profit[1] (£m)	Number of stores	Sales space (000s sq m)	Number of employees (FTE)
Kingfisher	5,072.0	294.3	1,433	5,036.5	83,594
Home Improvement	3,421.9	256.1	595	3,980.7	56,883
Electrical & Furniture	1,650.1	38.2	838	1,055.8	26,711

[1]Retail sectors only, excluding property, financial services, acquisition goodwill amortisation and other operating costs.


Retail sales by sector (£m)
Electrical & Furniture 1,650.1
Home Improvement 3,421.9


Store numbers by sector
Electrical & Furniture 838
Home Improvement 595


Selling space by sector (000s sq m)
Electrical & Furniture 1,055.8
Home Improvement 3,980.7

Electrical & Furniture


Netherlands
29 stores
Germany
184 stores
Czech and Slovak Republics
22 stores
Belgium
51 stores
Luxembourg
2 stores
Austria
3 stores
UK
257 stores
France
290 stores


Retail sales by geography (£m)
UK 551.0
France 767.8
Other 104.4
Germany 226.9


Selling space (000s sq m)
UK 235.3
France 492.0
Other 99.3
Germany 229.2



CHAIRMAN'S STATEMENT

Kingfisher's strategic transformation into Europe's leading 'pure-play' home improvement retailer occupied considerable time and effort at a corporate level throughout the first half, but at the same time the Group's retail businesses remained focused on delivering further growth.

As a result, we achieved both strategic progress and a strong financial performance. Total retail sales climbed by just over 10% to a fraction under £5.1 billion, with retail profit growing by just under 20% to more than £294 million. That this was achieved against a background of depressed consumer confidence – particularly in continental Europe – is testimony to the dedication and hard work of the teams in all our retail brands.

Today, Kingfisher enjoys a position of strength in both Home Improvement and Electrical & Furniture. The Group is Europe's largest home improvement retailer by far. We're also the number three electricals business by turnover; number two in terms of retail profit. Our vision for the future is to create a dedicated home improvement business with an integrated pan-European and, indeed, global organisation. Our goal is to combine global scale with an offer that delivers the best possible price, service and choice to customers in their local markets.

After announcing the transformation plan in May, we concentrated on achieving management control of Castorama. A series of key milestones mapped our route. These included the overwhelming support of Kingfisher shareholders for our €67 per share offer for the Castorama shares and the subsequent launch of a successful £2 billion rights issue to part-fund the acquisition. I would like to take this opportunity to thank shareholders for their support. Following regulatory approval for the proposed offer, we took management control of Castorama on August 28.

The final piece of the transformation jigsaw is the separation of Kingfisher's strong and cash-generative Electrical & Furniture sector, on which work is progressing.

Overall, it was a successful six months – a strong financial performance, delivery against our operational agenda and significant strategic progress. Management is totally focused on completing the transformation and maintaining a strong operational performance throughout the rest of the year.

Francis Mackay, Chairman

"The key to unlocking the full potential of Kingfisher's Home Improvement business is a unified, integrated organisation with a clear vision."

CHIEF EXECUTIVE'S REVIEW



Kingfisher finished the first half in a strong position. Despite challenging trading conditions across Europe, the Group's main retail brands outperformed the competition and continued to grow market share. Our financial results were strong and we also took important steps towards transforming Kingfisher into Europe's leading 'pure-play' home improvement business.

Total retail sales grew 10.1%, with like-for-like growth of 1.3%. Retail profit was ahead 19.8% to £294.3 million, with profit before tax, exceptional items and acquisition goodwill amortisation up 26.5% to £274.7 million. After the adjustment to reflect the bonus element of the recent rights issue and the share consolidation effected in August 2001, earnings per share rose 24.6% to 7.1p and dividends, at 3.45p per share, rose 5.2%.

Home Improvement performed well, with total sales up 14.6% to £3.4 billion, a 2.8% like-for-like increase. Retail profit growth – up 24.9% to £256.1 million – outpaced sales growth, largely due to margin benefits generated by the ongoing Cost Price Reduction Programme in the UK.

The Electrical & Furniture sector experienced a tougher first half. Total sales grew by 1.7% to £1.65 billion, but declined 1.5% on a like-for-like basis. Market share gains were achieved in France and the UK but slower sales growth, combined with a shift in product mix towards faster growing but lower margin categories, led to a 6.1% retail profit decline to £38.2 million.

To achieve our vision in Home Improvement we will create an integrated pan-European organisation. The first step was to establish a unified management structure and a new senior team is now working to a very clear three-point plan for growth. First, we will back our fast-growers – B&Q, Brico Dépôt, Castorama Poland and Screwfix. Second, we will revitalise Castorama in France. Third, we will focus the Group's non-UK and French international resources where the returns will be strongest.

The key to unlocking the full potential of Kingfisher's Home Improvement business is a unified, integrated organisation with a clear vision that is able to share skills, knowledge, experience and best practice more effectively and rapidly than in the past.

During the first half, we delivered a strong set of results in a tough trading environment. We're on track to transform the Group into Europe's leading dedicated home improvement retailer.

Sir Geoffrey Mulcahy, Chief Executive

• **retail sales up 14.6% to more than £3.4 billion**
• **retail profit up 24.9% to £256.1 million**

£m	Retail sales 2002	Retail sales 2001	Retail [illegible] 2002	[illegible]
UK	**1,940.3**	1,672.0	**173.1**	[illegible]
France	**1,017.9**	930.6	**63.6**	[illegible]
Other international	**463.7**	382.4	**19.4**	[illegible]
Total	**3,421.9**	2,985.0	**256.1**	[illegible]

HOME IMPROVEMENT

Rolling out...

UK: eight new B&Q Warehouses, including one relocation; two 'destination' stores

France: two store openings and four relocations building on experience of operating warehouse-style formats

International: three new Castorama Poland stores; two new B&Q stores in Taiwan, two in China; one new Castorama store in Italy



UK

The UK's Repair, Maintenance and Improvement market grew by 4% during the first half and B&Q continued to outperform its competitors through the introduction of new ranges and lower prices.

Total sales in the UK and Eire were up 16% to more than £1.9 billion, with a like-for-like increase of 3%. Retail profit was ahead by nearly 23% from just under £141 million to just over £173 million.

New products in B&Q stores included the 'it' range of takeaway kitchens, free-standing kitchen appliances and contemporary bathroom suites. B&Q's price 'roll back' campaign continued, reinforcing the commitment to customers of bringing down the cost of home improvement.

A shift in product mix to higher margin internal decorative ranges and the ongoing Cost Price Reduction Programme generated additional margin benefits during the period.

Eight B&Q Warehouse stores, including one relocation, were opened along with two new

'destination' stores. Notable among the new stores was the opening in Dublin – B&Q's first store in the fast-growing Eire market – and the two-storey B&Q Warehouse in Sutton, the first of its kind in the UK. This exciting format innovation draws on lessons learnt from B&Q's 'double-decker' stores in Asia, and gives B&Q Warehouse the scope to maximise its offer within a smaller 'footprint' in hard-to-find commercial real estate in major urban areas.

Screwfix, Kingfisher's specialist catalogue and internet DIY supplier to the trade, achieved strong sales and profit growth during the first half, with customers responding well to increased online marketing activity.

France

In a French DIY market which grew by 2.5% during the first six months of the year, the combined Castorama and Brico Dépôt chains increased their overall market share.

Sales in France grew by 9.4% to more than £1 billion, with a like-for-like rise of 1.4%. Retail profit was ahead 3.8% to £63.6 million.

Castorama's main chain store network achieved total sales growth of 1.7% and a like-for-like increase of just under 1%. Strongest growth was delivered in the garden category which, benefiting from new ranges and competitive pricing, achieved a 5% like-for-like uplift.

Castorama improved gross margins but costs grew faster, with significant investment in advertising and increased pre-opening costs. Two new store openings and four store relocations during the first half built on previous experience of operating warehouse-style store formats.

Brico Dépôt outpaced the overall market in a strong first half performance, despite a relatively flat first three months. Total sales grew by nearly 36%, with like-for-like sales ahead 5.3%.

The introduction of the euro had, initially, an adverse impact on sales, which nonetheless accelerated in the second quarter as the brand reaffirmed its value proposition. Highlighting the French franc equivalent of prices in euros restored customer confidence in Brico Dépôt's pricing structure.

The business also achieved a significant increase in margins during the first half, the positive result of stronger gross margins and cost economies of scale.

International

Kingfisher's international Home Improvement businesses grew sales by more than 21% during the first half, with growth in all markets except Brazil and Belgium, where small declines were experienced.

Castorama Poland's double digit sales increase and strong organic growth, along with an improved performance from Réno-Dépôt in Canada, were among the highlights as like-for-like sales grew by 5.5%.

Despite increasing competition, Réno-Dépôt achieved like-for-like growth of more than 4%. The business achieved a dramatic profit improvement compared with last year, the result of higher buying margins and lower cost ratios. Store opening and marketing costs fell following the one-off expenditure associated with last year's launch of The Building Box in Ontario.

Castorama Poland faced tough economic conditions, but nonetheless achieved sales growth of 39% and an increase in profits of more than 50% compared with the first half of last year. Three new stores opened in the period, increasing the total to 15.

• retail sales up 1.7% to £1.65 billion
• retail profit down 6.1% to £38.2 million

£m	Retail sales 2002	Retail sales 2001	Retail profit 2002	Retail profit 2001
France	**767.8**	731.8	**60.4**	65.2
UK	**551.0**	518.5	**4.8**	3.4
Germany[1]	**226.9**	285.0	**(21.6)**	(23.4)
Other	**104.4**	87.6	**(5.4)**	(4.5)
Total	**1,650.1**	1,622.9	**38.2**	40.7

[1] Includes six months to end July 2002; comparative results are for the seven months to end July 2001. The prior year results include sales of £52.0 million and a retail loss of £5.0 million relating to the additional month of January 2001.

Forward looking...

UK: six new 'interactive' Comet destination stores; 20 core stores received improved in-store layout

France: four new stores, two relocations and six extensions increased Darty's sales space by nearly 4%



France

Depressed consumer confidence and the uncertainty caused by political elections had a significant impact on the French electricals market, which shrank by 1% in the first half.

Against this tough economic background, total sales in France grew by just under 5% to nearly £768 million, but retail profit declined by 7.4% to £60.4 million.

Darty, the leading French electricals retailer, achieved sales of more than £567 million, with retail profit of £36.6 million. Market share increased, and total sales grew by 0.6% in local currency. On a like-for-like basis, however, sales fell by 1.5%, although performance improved in the second quarter.

The opening of four new stores, two relocations and six store extensions led to an increase in Darty's sales space of just under 4%.

Digital technology fuelled sales growth. The business achieved a significant increase in this product segment, with strong growth in liquid crystal display and plasma screen TVs as well as digital cameras. Strong volume growth was also achieved in multimedia, particularly laptops and high specification

printers. Sales of white products were in line with the market's flat trend during the period.

As Darty's sales mix shifted towards faster growth but lower margin products, the gross margin rate declined slightly during the first half.

BUT, which combines electricals with a furniture offer, experienced a similar impact from depressed consumer confidence and the weak state of the market in France and, while total sales rose by just under 14% in local currency terms, like-for-like sales were down 0.6%. BUT achieved total sales of more than £200 million, with retail profit ahead slightly at £23.8 million.

An increasing shift to direct sourcing was reflected in a continuing improvement in product margins, although this was offset by the growing proportion of wholesale sales. During the first half, BUT completed a further 11 franchisee acquisitions.

UK

Comet's core market grew by 3.8% between February and July 2002 and the UK's number two electricals retailer grew its share to 13.2% during the first half.

Sales continued to be driven by Comet's 'every day low pricing' policy, growing by 6.3% to £551 million, a 2.4% like-for-like increase. Comet's retail profit grew by 41.2% to £4.8 million.

Initiatives to improve the shopping experience in Comet stores continued to be a success. Customers are today benefiting from improved product information, better service and wider ranges. Comet, in turn, is benefiting from the improved margins driven by higher average transaction values as shoppers 'trade up' to higher specification products.

A strong demand for large screen TVs, laptops and games fuelled first half sales. In addition, the anniversary of the decision by mobile phone networks to increase the price of phone handsets was followed by an improvement in sales of mobile phones.

Comet opened a further six 'interactive' destination stores during the first half, taking the total to 37. The format contributed more than 26% of Comet's sales over the period and a further five new openings are planned for the second half. Following positive trial results, 20 existing core stores received an improved in-store layout. The programme is continuing into the second half, with a further 24 stores due to be relaid in the third quarter.

Germany

The German electricals market experienced further decline during the first six months of the year.

The recovery programme implemented in ProMarkt last year continued to deliver higher average selling prices, improved margins and lower costs. These improvements were insufficient, however, to offset the impact of lower sales which were the result of a weak market and intense competitive activity.

Despite the promising results delivered by the recovery plan in its early stages, ProMarkt did not deliver the required performance improvements during the first half, and it is clear that more work remains to be done.

Other international

Kingfisher's other international electricals businesses include Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak Republics. It was a tough first half in each market, with similar sales trends to those seen in the various product categories in France, the UK and Germany. Total sales growth was largely the result of new store openings and store refurbishments in all four markets.

• **all main brands transactional online for more than a yea**
• **huge increase in online sales**
• **comet.co.uk profitable in first half**

E-commerce

All Kingfisher's principal brands have now been trading online for more than a year, and total online sales increased by more than 150% in the first half.

In the NetRatings online 'home and garden' category, the B&Q and Castorama websites consistently attract the highest number of visitors in their respective markets.

Comet's 'multi-channel' retailing approach integrates its store, internet and call centre retailing operations, and is proving a success. The brand's website – comet.co.uk – moved into profit during the first half and is the UK's fourth most visited online retailer.

Average transaction values and sales conversion rates are increasing across Kingfisher's transactional websites as the experience of operating the more established sites is shared across the Group.

Property

First half income generated by Chartwell Land, Kingfisher's specialist property development and investment business, increased by 15% to more than £28 million. In addition, the Group as a whole disposed of fixed assets - mainly operating freehold and investment properties - generating proceeds of £148 million compared with £15 million in the same period last year and a net exceptional profit of £4.1 million compared with a £0.3 million loss in 2001.

Central costs

Central costs include the cost of centralised functions such as business development, taxation, treasury and financial control. Also included are the statutory costs associated with a public listing, including company secretariat, corporate communications and investor relations. During the first half, central costs fell by 9% to £19.8 million.

Independent review report to Kingfisher plc

We have been instructed by the Company to review the financial information set out on pages 12 to 15 and the notes 1 to 12 thereto, and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 3 August 2002.

PricewaterhouseCoopers
Chartered Accountants
London
17 September 2002

Consolidated profit and loss account (unaudited)

For the half year ended 3 August 2002

£ millions	Notes	Half year* ended 3 August 2002 Total
Turnover including share of joint ventures		**5,191.7**
Less: share of joint ventures' turnover		**(70.0)**
Group turnover	1	**5,121.7**
Group operating profit/(loss)		**276.8**
Share of operating profit in:		
Joint ventures		**1.8**
Associates		**5.2**
Total operating profit/(loss) including share of joint ventures and associates		**283.8**
Analysed as:		
Home Improvement		**256.1**
Electrical & Furniture		**38.2**
General Merchandise		**–**
Property		**28.6**
E-commerce and other new channels		**(6.8)**
Other operating costs		**(19.8)**
Exceptional items – operating	2	**(3.3)**
Acquisition goodwill amortisation		**(9.2)**
Total operating profit/(loss) including share of joint ventures and associates		**283.8**
Exceptional items – non operating:	3	
Profit/(loss) on the disposal of fixed assets		**4.1**
Demerger costs		**–**
Loss on the sale of operations		**–**
Profit/(loss) on ordinary activities before interest		**287.9**
Net interest payable		**(21.6)**
Profit/(loss) on ordinary activities before tax		**266.3**
Taxation on ordinary activities		**(85.0)**
Profit/(loss) on ordinary activities after tax		**181.3**
Equity minority interests		**(67.9)**
Profit/(loss) attributable to the members of Kingfisher plc		**113.4**
Ordinary dividends on equity shares	4	**(89.3)**
Dividend in specie relating to the demerger of Woolworths Group plc		**–**
Retained profit/(loss) for the period		**24.1**
Earnings/(loss) per share (pence):	5	
Basic		**6.8**
Diluted		**6.6**
Adjusted basic		**7.1**
Adjusted diluted		**6.9**
Memorandum: Profit/(loss) before tax, exceptional items and acquisition goodwill amortisation		**274.7**

* The profit and loss account for the half year ended 3 August 2002 relates entirely to continuing operations

	Half year ended 4 August 2001 Continuing operations	Half year ended 4 August 2001 Discontinued operations	**Half year ended 4 August 2001 Total**	Year ended 2 February 2002 Continuing operations	Year ended 2 February 2002 Discontinued operations	**Year ended 2 February 2002 Total**
	4,694.0	1,397.7	**6,091.7**	9,819.4	1,532.3	**11,351.7**
	(48.2)	(3.3)	**(51.5)**	(109.9)	(3.7)	**(113.6)**
	4,645.8	1,394.4	**6,040.2**	9,709.5	1,528.6	**11,238.1**
	126.9	(26.2)	**100.7**	474.8	(26.0)	**448.8**
	3.5	–	**3.5**	9.4	–	**9.4**
	1.8	–	**1.8**	4.3	–	**4.3**
	132.2	(26.2)	**106.0**	488.5	(26.0)	**462.5**
	205.0	–	**205.0**	430.7	–	**430.7**
	40.7	–	**40.7**	183.7	–	**183.7**
	–	(23.1)	**(23.1)**	–	(29.6)	**(29.6)**
	24.8	21.4	**46.2**	45.3	29.0	**74.3**
	(11.0)	(11.1)	**(22.1)**	(18.8)	(12.0)	**(30.8)**
	(21.7)	–	**(21.7)**	(39.6)	–	**(39.6)**
	(97.9)	(9.6)	**(107.5)**	(97.9)	(9.6)	**(107.5)**
	(7.7)	(3.8)	**(11.5)**	(14.9)	(3.8)	**(18.7)**
	132.2	(26.2)	**106.0**	488.5	(26.0)	**462.5**
	(31.3)	(17.5)	**(48.8)**	(34.7)	(19.4)	**(54.1)**
	–	(27.2)	**(27.2)**	–	(27.2)	**(27.2)**
	–	(342.5)	**(342.5)**	57.7	(342.5)	**(284.8)**
	100.9	(413.4)	**(312.5)**	511.5	(415.1)	**96.4**
	(20.6)	(22.2)	**(42.8)**	(41.2)	(27.2)	**(68.4)**
	80.3	(435.6)	**(355.3)**	470.3	(442.3)	**28.0**
	(64.9)	21.2	**(43.7)**	(168.1)	12.1	**(156.0)**
	15.4	(414.4)	**(399.0)**	302.2	(430.2)	**(128.0)**
	(54.8)	–	**(54.8)**	(120.8)	–	**(120.8)**
	(39.4)	(414.4)	**(453.8)**	181.4	(430.2)	**(248.8)**
			(53.4)			**(152.3)**
			–			**(455.2)**
			(507.2)			**(856.3)**
	(2.4)		**(27.3)**	10.9		**(14.9)**
	(2.5)		**(27.3)**	10.6		**(15.0)**
	5.7		**4.4**	16.0		**14.4**
	5.5		**4.2**	15.6		**14.0**
	217.2	(35.0)	**182.2**	560.1	(39.8)	**520.3**

Consolidated balance sheet (unaudited)

As at 3 August 2002

£ millions		**3 August 2002**		4 August 2001		2 February 2002
Fixed assets						
Intangible assets		**299.7**		389.9		295.4
Tangible assets		**3,505.5**		4,177.9		3,503.9
Investments in joint ventures						
– share of gross assets	**169.7**		167.6		66.9	
– share of gross liabilities	**(139.8)**	**29.9**	(141.4)	26.2	(40.8)	26.1
Investments in associates		**91.4**		14.1		87.6
Other investments		**149.3**		109.9		122.4
		4,075.8		4,718.0		4,035.4
Current assets						
Development work in progress		**50.6**		104.1		61.5
Stocks		**1,683.6**		1,951.8		1,575.3
Debtors		**692.4**		796.9		962.0
Securitised consumer receivables	**–**		275.8		–	
Less: non-recourse secured notes	**–**	**–**	(225.1)	50.7	–	–
Investments		**74.7**		191.7		174.7
Cash at bank and in hand		**2,127.8**		123.9		387.4
		4,629.1		3,219.1		3,160.9
Creditors						
Amounts falling due within one year		**(2,929.0)**		(3,725.1)		(3,233.2)
Net current assets/(liabilities)		**1,700.1**		(506.0)		(72.3)
Total assets less current liabilities		**5,775.9**		4,212.0		3,963.1
Creditors						
Amounts falling due after more than one year		**(621.5)**		(800.0)		(780.2)
Provisions for liabilities and charges		**(49.1)**		(61.0)		(44.9)
		5,105.3		3,351.0		3,138.0
Called up share capital		**348.6**		175.8		177.7
Reserves		**4,027.2**		2,552.5		2,295.0
Equity shareholders' funds		**4,375.8**		2,728.3		2,472.7
Equity minority interests		**729.5**		622.7		665.3
		5,105.3		3,351.0		3,138.0

Approved by the Board
Sir Geoffrey Mulcahy *Director*
Helen Weir *Director*
17 September 2002

Summary consolidated cash flow statement (unaudited)

For the half year ended 3 August 2002

£ millions	Notes	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Net cash inflow from operating activities	6	**444.8**	389.2	825.3
Dividends received from joint ventures		**3.6**	2.0	2.0
Returns on investment and servicing of finance				
Net interest paid		**(30.8)**	(54.1)	(84.3)
Dividends paid by subsidiaries to minorities		**(33.0)**	(30.2)	(31.2)
Net cash outflow from returns on investment and servicing of finance		**(63.8)**	(84.3)	(115.5)
Taxation				
Tax paid		**(73.0)**	(78.4)	(165.9)
Capital expenditure and financial investment				
Net purchase of fixed assets		**(81.3)**	(343.2)	(100.4)
Net (purchase)/sale of investments		**(16.1)**	113.3	(29.0)
Net cash outflow from capital expenditure and financial investment		**(97.4)**	(229.9)	(129.4)
Acquisitions and disposals				
Purchase of subsidiary and business undertakings	9	**(23.7)**	(10.2)	(18.0)
Sale of subsidiary and business undertakings		**–**	252.0	428.1
Net sale of joint ventures/associated undertakings		**–**	2.4	23.8
Cash acquired on joint venture becoming a subsidiary		**–**	–	12.9
Non-operating demerger costs		**–**	–	(27.2)
Issue of shares by Group companies to minority shareholders		**6.7**	3.7	10.3
Net cash (outflow)/inflow from acquisitions and disposals		**(17.0)**	247.9	429.9
Equity dividends paid to shareholders		**(97.0)**	(125.2)	(148.4)
Net cash inflow before use of liquid resources and financing		**100.2**	121.3	698.0
Management of liquid resources				
Net movement in short-term deposits		**246.6**	–	(276.3)
Net movement in short-term investments		**100.6**	(23.1)	(1.6)
Net cash inflow/(outflow) from management of liquid resources		**347.2**	(23.1)	(277.9)
Financing				
Issue of ordinary share capital		**1,912.5**	6.9	18.0
Capital element of finance lease rental payments		**(6.3)**	(4.4)	(6.2)
Net movement in loans		**(297.4)**	(114.4)	(372.7)
Net cash inflow/(outflow) from financing		**1,608.8**	(111.9)	(360.9)
Increase/(decrease) in cash	7	**2,056.2**	(13.7)	59.2

Notes to the interim financial statements (unaudited)

1 Turnover

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Home Improvement	**3,421.9**	2,985.0	5,833.9
UK	**1,940.3**	1,672.0	3,214.6
France	**1,017.9**	930.6	1,833.5
International	**463.7**	382.4	785.8
Electrical & Furniture	**1,650.1**	1,622.9	3,784.8
France	**767.8**	731.8	1,700.0
UK	**551.0**	518.5	1,253.2
Germany	**226.9**	285.0	624.7
Other	**104.4**	87.6	206.9
Retail sales from continuing operations	**5,072.0**	4,607.9	9,618.7
Property	**35.7**	11.6	35.7
Financial Services	**14.0**	26.3	55.1
Total continuing operations	**5,121.7**	4,645.8	9,709.5
Discontinued operations	**–**	1,394.4	1,528.6
Total	**5,121.7**	6,040.2	11,238.1

2 Exceptional items: operating

The operating exceptional item of £3.3m in the half year ended 3 August 2002 represents costs incurred by Castorama Dubois Investissements SCA in relation to the buy out of the minority interest by Kingfisher (see note 10).

The operating exceptional item of £107.5m in the half year ended 4 August 2001 and the year ended 2 February 2002 represents £93.7m in relation to the impairment charge against the remaining goodwill in respect of the ProMarkt business, and £13.8m of incremental internal costs directly attributable to the demerger of the Woolworths Group.

3 Exceptional items: non-operating

The profit/(loss) on disposal of fixed assets can be analysed as follows:

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Continuing operations			
Profit/(loss) on disposal of properties	**4.1**	(0.3)	(3.7)
Provisions for losses on disposal of investments	**–**	(31.0)	(31.0)
	4.1	(31.3)	(34.7)
Discontinued operations			
Loss on disposal of properties	**–**	–	(1.9)
Provisions for losses on disposal of investments	**–**	(17.5)	(17.5)
	–	(17.5)	(19.4)
Total	**4.1**	(48.8)	(54.1)

Demerger costs of £27.2m in the prior year related to external costs, principally professional advisors' and commitment fees, directly attributable to the demerger of the Woolworths Group.

The (loss)/profit on the sale of operations in the prior year represents the loss of £(342.5)m on the sale of the Superdrug business and the profit of £57.7m on the sale of the Time Retail Finance business.

4 Dividends

An interim dividend of 3.45p amounting to £89.3m (2001: 3.281p amounting to £53.4m, after adjusting for the effect of the bonus element of the rights issue (4.345p before adjustment)), will be paid on 22 November 2002 to shareholders on the Register at 4 October 2002. A scrip dividend will be offered and forms of election will be sent to shareholders on 15 October 2002.

5 Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the ESOP which are treated as cancelled.

For the half year ended 4 August 2001 the weighted average number of shares has been adjusted for the share consolidation which took place on 28 August 2001 when the ordinary shares of 12.5p were consolidated on a 10 for 11 basis into ordinary shares of 13.75p.

The weighted average number of shares has also been adjusted for the bonus element of the rights issue, which took place in July 2002. Prior year earnings per share figures have been restated accordingly.

Continuing operations

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests, of £113.4m (2001: loss of £(39.4)m) and the weighted average number of shares in issue during the period of 1,678.7m (2001: 1,659.8m). The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests, of £111.6m (2001: loss of £(41.9)m) and the diluted weighted average number of shares in issue during the period of 1,686.3m (2001: 1,668.9m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 3 August 2002**	*As restated* Half year ended 4 August 2001	*As restated* Year ended 2 February 2002
Basic earnings/(loss) per share	**6.8**	(2.4)	10.9
Earnings per share relating to exceptional items	**(0.2)**	7.6	4.3
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.5	0.8
Basic adjusted earnings per share	**7.1**	5.7	16.0
Diluted earnings/(loss) per share	**6.6**	(2.5)	10.6
Earnings per share relating to exceptional items	**(0.2)**	7.5	4.2
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.5	0.8
Diluted adjusted earnings per share	**6.9**	5.5	15.6

Total Group

The calculation of basic earnings per share for the total Group is based on the profit on ordinary activities, after taxation and minority interests, of £113.4m (2001: loss of £(453.8)m) and the weighted average number of shares in issue during the period of 1,678.7m (2001: 1,659.8m). The diluted earnings per share for the total Group is based on the diluted profit on ordinary activities, after taxation and minority interests, of £111.6m (2001: loss of £(456.3)m) and the diluted weighted average number of shares in issue during the period of 1,686.3m (2001: 1,668.9m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 3 August 2002**	*As restated* Half year ended 4 August 2001	*As restated* Year ended 2 February 2002
Basic earnings/(loss) per share	**6.8**	(27.3)	(14.9)
Earnings per share relating to exceptional items	**(0.2)**	31.0	28.2
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.7	1.1
Basic adjusted earnings per share	**7.1**	4.4	14.4
Diluted earnings/(loss) per share	**6.6**	(27.3)	(15.0)
Earnings per share relating to exceptional items	**(0.2)**	30.8	27.9
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.7	1.1
Diluted adjusted earnings per share	**6.9**	4.2	14.0

6 Reconciliation of cashflow from operating activities

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Group operating profit	**276.8**	100.7	448.8
Impairment charge	**–**	93.7	93.7
Depreciation and amortisation	**97.9**	138.0	232.2
	374.7	332.4	774.7
Decrease/(increase) in development work in progress	**10.9**	(14.9)	27.7
Increase in stocks	**(96.7)**	(13.8)	(72.3)
Decrease/(increase) in debtors	**118.2**	161.1	(119.1)
Increase/(decrease) in creditors	**30.1**	(78.8)	210.6
Loss on disposal of fixed assets	**7.6**	3.2	3.7
Net cash inflow from operating activities	**444.8**	389.2	825.3

7 Reconciliation of net borrowings

Net cash/(debt) at the period end date is analysed as follows:

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Net debt at start of period	**(1,044.2)**	(1,873.8)	(1,873.8)
Increase/(decrease) in cash	**2,056.2**	(13.7)	59.2
Debt in subsidiary becoming a joint venture/joint venture becoming a subsidiary	**172.3**	–	(102.3)
Net movement in short-term deposits	**(246.6)**	–	276.3
Net movement in investments	**(100.6)**	23.1	1.6
(Decrease)/increase in market value of investments	**(0.1)**	–	6.2
Debt demerged with Woolworths Group plc	**–**	–	191.8
Net movement in loans	**303.7**	114.4	378.9
Foreign exchange effects	**(11.9)**	16.7	17.9
Net cash/(debt) at end of period	**1,128.8**	(1,733.3)	(1,044.2)

Crealfi S.A.

During 2001, the Group reorganised its consumer credit operations in France. As a result, the Group had an economic interest of 49.99% in Crealfi S.A. At 2 February 2002, Crealfi was recognised as a subsidiary company because of the Group's ability to exercise control of the venture by way of a commitment to increase the Group's economic interest.

Since that date, as a consequence of the Group's announcement to separate the Home Improvement and Electricals businesses, the Group's arrangements with its joint venture partner have been amended such that the Group will no longer increase its economic interest above 49.99%. As a result, the Group no longer has the ability to exercise control and the business is no longer a subsidiary. Therefore, Crealfi is no longer consolidated but is shown within investments in joint ventures.

The Group's share of the net assets of Crealfi of £7.6m (£101.6m assets and £94.0m liabilities) are shown on the face of the balance sheet within the Group's fixed asset investments.

There was no payment associated with the change of control, and the Group's share of net assets remained unchanged and no profit or loss arose in the consolidated financial statements.

8 Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 2 February 2002.

9 Acquisitions

During the half year ended 3 August 2002, the Group has made a number of acquisitions for a total consideration of £23.7m giving rise to provisional goodwill of £9.7m. These include the acquisition of a further 11 BUT stores previously operated by franchisees, an increase of the Group's interest in the DIY business in China and the acquisition of a number of Home Improvement assets in France.

10 Post balance sheet events

Rights Issue

On 11 July 2002 the Company launched a one for one Rights Issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the Offer for Castorama Dubois Investissements SCA, as approved by the shareholders on 7 June 2002. At the balance sheet date the Company had received and processed acceptances for 1,241,323,467 shares raising net proceeds, after expenses, of £1.91 billion. After the balance sheet date, underwriters placed the remaining 52,319,325 shares raising a further £81.1 million.

Offer for the equity and equity-linked securities of Castorama Dubois Investissements SCA

The Company made an offer on 4 September 2002 for the shares, bonds convertible into shares, bonds exchangeable for shares and warrants to subscribe for shares issued by Castorama Dubois Investissements SCA ("Castorama") whose main terms are the following:

- €67 in cash for each Castorama share tendered;
- €268 in cash for each Castorama May 1996 bond convertible into Castorama shares tendered;
- €268 in cash for each Castorama 1998-2003 bond convertible into Castorama shares tendered;
- €305.3 in cash for each Castorama 1999-2004 bond convertible into Castorama shares tendered;
- €410.8 in cash for each Castorama 2000-2005 bond convertible into Castorama shares tendered;
- €438.6 in cash for each Castorama 2001-2006 bond exchangeable into Castorama shares tendered;
- €3,168 in cash for each warrant to subscribe for Castorama shares tendered.

This offer will normally close on 16 October 2002.

Following the start of the Offer, no separate announcement of Castorama's results for the half year to 31 July 2002 has been made but the consolidated sales figures for the half year have been published in the BALO of 18 September 2002 and the full results in the BALO of 25 September 2002. A copy of the full results is available on www.castorama-group.com.

11 Full year comparatives

The results for the year to 2 February 2002 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

12 Shareholder information

Additional copies of the Interim Report are available from Kingfisher plc, North West House, 119 Marylebone Road, London NW1 5PX. The results, as well as other shareholder information, can also be accessed online at www.kingfisher.com/shareholder.

Timetable of events

2 October 2002	Ex-dividend date
4 October 2002	Record date for interim dividend
15 October 2002	Posting of scrip dividend circular and forms of election
6 November 2002	Final date for receipt of forms of election
21 November 2002	Date for posting of certificates for new shares
22 November 2002	Date for payment of interim dividend


KINGFISHER.COM
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welcome to Kingfisher plc
April 2002
About us Customers Investors Media centre Sustainability
"Kingfisher plc is one of Europe's leading retailers concentrating on markets serving the home"
Kingfisher plc is a successful and thriving retail business with over 1,300 stores in 16 countries. Although concentrated in Europe, the Group's 90,000 employees span the globe, working in countries as diverse as China, Brazil, Canada and Turkey. Sales for the Group at year end 3 February 2001 were over £12.1 billion, with profits of over £720 million.
Share price: 382.75p, at 12:10:44
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...for more information about a leading European retailer in the home improvement, electricals and furniture markets. The website complements this report and a visit will enhance your knowledge and understanding of the Group. Services include up-to-date news about Kingfisher, dedicated areas for customers, investors and the media as well as more information on other areas of the business such as sponsorship and corporate social responsibility. There are also links to Kingfisher's retail brand websites.

Kingfisher plc
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119 Marylebone Road
London NW1 5PX
+44 (0) 20 7724 7749
www.kingfisher.com


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castorama

KINGFISHER

Leading in international home retail

KINGFISHER

Interim report 2001



Kingfisher plc
File Reference 82-968

Kingfisher is an international retailer for the home focused on building market leading businesses in growth markets



Financial highlights

Continuing operations[1]	2001 £m	2000 £m
Retail sales	**4,607.9**	4,094.1
Operating profit[2]	**237.8**	228.0
Profit before tax[2]	**217.2**	219.5
Net operating cashflow	**432.7**	388.8
Earnings per share[2]	**6.9p**	8.1p
Dividends per share	**4.345p**[3,4]	4.25p

(1) Excluding the results for the demerged Woolworths Group and adjusted for the disposals of Superdrug, LibertySurf and the General Merchandise properties together with interest and taxation attributable to these operations.
(2) Before exceptional items and acquisition goodwill amortisation.
(3) Adjusted to reflect the recent 10 for 11 share consolidation.
(4) Woolworths Group is paying a dividend of 0.3p a share and has not consolidated its shares.

- **Continuing operations total sales growth of 12.5%, with like-for-like sales growth of 4.7%**
- **Demerger completed on time, with £1.1bn cash being realised**
- **Net debt falls to £0.9bn, on a pro forma basis, with gearing falling to 32%**
- **B&Q Warehouse target number of stores raised from 125 to 175 by 2006**

6A


UK
(565 stores)
Netherlands
(25 stores)
Belgium
(54 stores)
Germany
(194 stores)
Poland
(43 stores)
Czech Republic
(11 stores)
Luxembourg
(2 stores)
Slovakia
(5 stores)
Austria
(3 stores)
France
(412 stores)
Italy
(12 stores)

Europe

International and emerging markets


Canada (16 stores)
Turkey (5 stores)
China (3 stores)
Taiwan (10 stores)
Brazil (3 stores)

Contents

Meeting the Home Improvement and Electrical & Furniture needs of customers



Agenda for growth

- maintain momentum of the main growth businesses
- accelerate growth of slower-growing but strong brands
- tackle the Group's underperformers
- continue selective investment in emerging growth markets and e-commerce

Home Improvement store numbers



40 Brico Depôt
16 Réno-Dépôt
32 NOMI
144 Castorama
5 Koctas
B&Q 320

Electrical and Furniture store numbers



Vanden Borre 52
25 BCC
79 BUT
Darty 183
258 Comet
Datart 16
ProMarkt 193

Kingfisher retail sectors at a glance

	Retail sales (£m)	Retail profit[1] (£m)	Number of stores	Sales space (000s sq m)	Number of employees (FTE)
Kingfisher	4,607.9	245.7	1,363	4,469.8	73,615
Home Improvement	2,985.0	205.0	557	3,504.4	48,603
Electrical & Furniture	1,622.9	40.7	806	965.4	25,012

(1) Retail sectors only, excluding property, financial services, acquisition goodwill amortisation and other operating costs.

Home Improvement

B&Q

UK No.1 in DIY

castorama

France's leading DIY retailer

BRICO DEPÔT

France's growing chain of best price DIY outlets

RÉNO DÉPÔT

Quebec's leading chain of DIY warehouse stores

dubois matériaux

Focused on needs of French trade professionals

NOMI
A B&Q International partner

Poland's growing DIY chain

KOC TAS

Our DIY partners in Turkey

SCREWFIX DIRECT

Specialist catalogue and internet supplier to trade customers

Electrical & Furniture

DARTY

French Electrical market leader

COMET

No. 2 in UK Electrical retailing

BUT le juste prix

Combines electricals with a furniture offer in France

ProMarkt

Provides a presence in the huge German electricals market

Vanden Borre

Leading electrical retailer in Belgium

BCC

Among the leading electrical retailers in the Netherlands

DATART

A recent addition to the electricals business in the Czech and Slovak republics

Chairman's statement

Going forward, our strategy for achieving consistent, profitable growth is clear



Sir John Banham

It has been an eventful six months for your Company, from which I believe we have emerged well placed for the future.

First, I am pleased to report that, once again, the businesses that now comprise Kingfisher (our Home Improvement, Electrical and Furniture interests) have maintained their sales momentum in spite of tougher market conditions in continental Europe particularly. For the 26 weeks ended 4 August, 2001, retail sales rose 12.5% to over £4.6 billion (a like-for-like increase of 4.7%). Cash flow from operations was up 11%. The additional depreciation due to the significant capital spending on new stores held back the increase in operating profit to 4.3%. Nonetheless, net debt at the half year, on a pro forma basis, stands at £0.9 billion compared with £1.9 billion at the beginning of the year.

These achievements were all the more notable because, throughout the period, the Group's senior management was managing the complex process of separating our General Merchandise businesses. I believe that our shareholders' interests have, in the end, been well served by the separation. The facts should speak for themselves:

• Superdrug was sold for roughly £100 million more than the value attributed to the business by most City analysts when the separation was first announced;

• we have preserved a considerable upside potential in Woolworths Group for our shareholders. The stock market's initial reception of Woolworths Group shares has been encouraging;

• we achieved a premium to the book value of our High Street properties, rather than the 5-10% discount that most City analysts had predicted. During Kingfisher's ownership, these properties had increased in value by over £200 million, reflecting well on the stewardship of Chartwell Land.

Most importantly, Kingfisher now has the balance sheet capacity to participate, carefully but pro-actively, in the re-structuring of the continental Home Improvement, Electrical and Furniture retailing sectors that is now in prospect.

Going forward, our strategy for achieving consistent, profitable growth is clear: maintain the impressive growth performance of B&Q, Brico-Depôt and BUT; continue to expand our Home Improvement operations in rapidly growing markets where we have first mover advantage – China, Poland, Taiwan and Turkey; restore earnings momentum at Darty and Castorama in France; and eliminate the losses being incurred in ProMarkt in Germany and e-commerce.

Management is now totally focused on delivering this strategy and thus restoring shareholder value.

Sir John Banham, Chairman

Chief Executive's review of operations

We are clearly focused on realising the full potential of our leading brands



Sir Geoffrey Mulcahy

As our business enters an exciting new era Kingfisher's first half results show retail sales from continuing operations up 12.5% to £4.6 billion and operating profit growing by 4.3% to £238 million.

The Group's Home Improvement sector enjoyed a strong half year with sales up 15.2% (like-for-like 7.6%) and retail profit ahead by 7.1% at £205 million. Electrical and Furniture sales rose by 8%, however retail profit was down 15% at £41 million, mainly due to the losses incurred in Germany where a turn-around plan is now underway.

On a continuing basis, excluding the now separated Woolworths Group, Superdrug business and General Merchandise properties, profits before tax and exceptionals were broadly unchanged at £217 million.

A total of £526 million of exceptional items has been charged in the Group's profit and loss account of which £394 million are non-cash costs. The majority of this relates to the sale of Superdrug. A further charge has been made against the remaining goodwill in respect of the loss-making ProMarkt business, along with other provisions in respect of various e-commerce and other investments. The total also includes £41 million of costs relating to the successful completion of the demerger.

Pre-exceptional earnings per share from continuing operations, before taking into account the 10 for 11 share consolidation, declined by 14.8% to 6.9p, principally due to the increased minority interests.

The interim dividend to Kingfisher shareholders will be maintained at last year's total level of 4.25p, before adjusting for the share consolidation, and of this amount 0.3p will be paid directly by the newly floated Woolworths Group. Kingfisher will pay an interim dividend of 4.345p on the current shares, after adjusting for the consolidation.

After taking into account the cash proceeds from the debt taken on by the Woolworths Group on demerger and the sale of the high street property portfolio, pro forma net debt was £0.9 billion at the half year stage. This gives gearing of 32%.

During the first half of the year, we have successfully completed the complex process of separating Kingfisher's UK-based General Merchandise businesses from our core international activities as a retailer of Home Improvement and Electrical and Furniture products. This has been delivered on time and generates £1.1 billion of cash for the Group.

With a strengthened balance sheet, Kingfisher will continue to focus on its development as a leading international retailer of products for the home. We are now clearly focused on growing the profits of the Group and thus realising the full potential of our leading retail brands. B&Q has increased its target number of Warehouses from 125 to 175, underlining the growth potential of our strategy.

Looking ahead at the rest of the year we are confident that, with our strong brands and market leading positions, Kingfisher is well placed to succeed in spite of the uncertain economic outlook.

Investments in B&Q Warehouse continue to deliver very strong returns with a new target number of stores of 175 by 2006

Home Improvement

	Sales		Retail profit	
£m	**2001**	2000	**2001**	2000
UK	**1,672.0**	1,420.4	**140.9**	117.3
France	**930.6**	868.7	**61.3**	58.8
Other	**382.4**	302.2	**2.8**	15.3
Total	**2,985.0**	2,591.3	**205.0**	191.4

UK

The Repair, Maintenance and Improvement (RMI) market continued to show healthy growth, up 6% for the first half, with accelerated growth in the second quarter.

B&Q, the market leader, continued to grow its overall market share with particularly strong performances in building, hardware and seasonal product categories. Total sales grew by 17.7%, up 12.3% on a like-for-like basis, with both Warehouses and Supercentres performing strongly.

There was significant product innovation at B&Q in the first six months of this year. New initiatives included a new higher quality take-away kitchen range, designer paint ranges exclusive to B&Q, the trial of a tool hire service and the replacement of a glue-based laminate flooring with the simpler to install 'LOC' snap together laminate flooring.

B&Q continues to lower the cost of DIY for its customers through its successful EDLP (every day low prices) strategy, with prices overall falling by over 2% in the period. Gross margins as a percentage were held constant, benefiting from the major cost price reduction programme currently underway.

A further six B&Q Warehouses were opened in the first half, four of which were conversions of recently acquired Homebase stores. This takes the total trading to 65 at the end of the first half. Investments in Warehouse continue to deliver very strong returns for the Group and a further 15 are planned to open in the second half, most of which will open in the fourth quarter. The B&Q Warehouse target number of stores has been raised from 125 to 175 by 2006.

At the same time as driving ahead with this growth agenda, basic operational improvements were made. Stock levels for comparable stores are down year-on-year and investment in people has resulted in labour turnover rates in stores falling by over 20%.

Screwfix, the specialist catalogue and internet supplier to trade customers, continued to perform well with sales and profits up strongly in the first half.

France

The French DIY market grew by 3.2% (for the five months February to June 2001, Banque de France) with the Group's DIY brands growing sales by 6.0% at constant exchange rates in the first half. On a like-for-like basis, sales grew 3.7% with the majority of this growth again coming from the highly successful, EDLP-based Brico Depôt format.

A number of strategic growth initiatives were progressed in the first half. Seven Castorama stores were closed, of which five


B&Q WAREHOUSE
3536
castorama

have since been reformatted and reopened as Brico Depôts, and one as the new French Warehouse format. There are now 40 Brico Depôts in France and a further four are planned to open in the second half, two of which will be conversions from Castorama stores.

A second French Warehouse was opened at Chambéry, building on the experience gained from the first store opened last year, which stocks an additional 15% of softer product lines. A further two stores are planned to open in the second half. The original Warehouse store has the highest average basket size in the French store network.

A number of product range reviews were implemented in the period in the Castorama main chain and some own label ranges were introduced for the first time, including paints and tools under the 'Casto' brand name.

Central buying is now established in France and centralised distribution has been introduced on a trial basis. Obtaining the buying and efficiency benefits that centralisation brings is a key priority. There is now a Castorama purchasing team permanently based at Kingfisher's Asian sourcing office in Hong Kong (KAL) following B&Q's success with direct sourcing. The process for appointing a new managing director for Castorama France is progressing.

Other

Overall sales grew by 26.5% with all countries showing growth with the exception of Germany where the temporary store closures associated with the store reformatting programme adversely impacted sales. Like-for-like sales declined by 1.8% reflecting tougher market conditions in several countries.

Overall profit declined reflecting the increase in development costs. In Canada, Reno Depôt's profits were depressed by the marketing and pre-opening costs associated with the roll out of the new Building Box stores in Ontario and two store openings in its main market, Quebec. Of the 16 Canadian stores, five have been trading for less than one year.

Notable international successes include Castorama Poland which continued to perform well, opening three new stores and growing profits in local currency. B&Q Taiwan opened another two stores and also grew profits. Another new store was opened in China taking the total to three at the end of the first half. A few days after the half year end, B&Q's fourth store was opened which, at 18,000 square metres, is the biggest B&Q in the world. Whilst not expected to be profitable in the short term, losses in China are small and in line with the strategic plan.


DARTY
COMET

Electrical and Furniture

£m	Sales 2001	Sales 2000	Retail profit 2001	Retail profit 2000
France	**731.8**	684.3	**65.2**	61.5
UK	**518.5**	455.4	**3.4**	3.4
Germany[1]	**285.0**	265.0	**(23.4)**	(13.9)
Other	**87.6**	98.1	**(4.5)**	(2.9)
Total	**1,622.9**	1,502.8	**40.7**	48.1

(1) Includes 7 months to 31 July 2001; comparative results are for the 6 months to 30 June 2000

France

Banque de France figures show that the French brown goods electricals market grew by 5.2% for the first half of 2001. However, the white goods market declined by 0.1% over the same period.

Against this background, market leading specialist Darty was able to grow total sales by 2.7% in local currency, up 0.3% on a like-for-like basis despite being up against very tough year-on-year growth comparatives of 16.4% and 14.8% respectively last year.

Furthermore, as in previous years, growth was held back by the ongoing programme of store refurbishment. During the period, eight stores – including four in Paris – were temporarily closed in part or in full to allow refurbishment and/or extension. This programme is a key element of the growth agenda for Darty, along with the opening of new stores. A further four stores were opened in the first half and two relocated. In total just under 10,000 square metres of space was added. Another four openings and one extension are planned for the second half.

Technological innovation has again been a driver of sales growth, although the growth in DVD, large screen TV and mobile phones has been slower than that seen last year. The PC market has continued to decline sharply following last year's exceptionally high growth in the aftermath of the Year 2000 'millennium bug' scare, but Darty has been able to position its offer towards the more profitable laptop products.

The percentage gross margin decline experienced last year has been reversed, with a slight increase achieved reflecting management action to shift the product mix.

Overall, Darty's sales were £557.7 million and retail profit was £42.3 million.

BUT capitalised on a more buoyant furniture market. Merchandise initiatives in sofas, mattresses and multimedia all proved successful. Sales grew overall by 17.5% in local currency, up 2.2% on a like-for-like basis.

During the first half, BUT opened one new store, acquired a further three franchise stores and continued the roll out of its successful store refurbishing programme, which will continue in 2002.

Overall, BUT's sales were £174.1 million and retail profit was £22.9 million.

UK

Conditions in the UK electricals market were more favourable than France with the core market (GFK white and brown only) growing overall by 11.0% for the first half. Of this white goods grew by 8.6% and brown by 13.9%.

In the UK, particular emphasis is being placed on improving margins and reducing supply chain costs

Comet continued its trend of growing market share, up 0.3% compared with the same period in 2000.

Sales continue to be fuelled by demand for new technology products including wide screen TVs, energy efficient laundry and refrigeration products and multi-media games and software. Personal computers declined sharply in the first half following record growth last year, as did mobile phones.

There are now 28 Comet Interactive Stores trading following the opening of another four in the first half. A further three interactive stores are expected to open in the second half.

Comet has also been trialing an in-store programme designed to increase operational performance and meet customer needs more effectively by improving product knowledge among staff and providing better in-store product information. Significant increases in average selling prices and margins have been achieved in the trial areas and the programme is to be extended nationally. Furthermore, a successful trial reorganisation of store roles, which places more emphasis on customer facing jobs in store, has been extended from 31 to 126 stores.

A further five after-sales service centres were opened taking the total to 17. A same day call out service is now available across 80% of the country. Particular emphasis is being placed on improving margins and reducing supply chain costs.

Comet sales grew strongly by 13.9% and percentage gross margins improved, however, first half profit remained flat at £3.4 million reflecting significant investment costs.

Germany

The market declined in the first half reflecting consumer concerns over recession in Germany. Against this backdrop, the new management team at ProMarkt have been implementing a turnaround plan which aims to return the business to profit.

During the first half a range standardisation programme was successfully completed. This followed the introduction of centralised buying and enabled major benefits in working capital utilisation to be achieved. Stock levels are now more than 20% lower than at the start of the year.

A staff reduction programme has also been implemented and this, along with other cost control measures, has reduced the year on year running rate of costs. Central distribution is due to commence shortly.

The main focus for the balance of the year is to secure cost savings whilst growing the gross margins. Overall, losses in the first half increased from £13.9 million to £23.4 million reflecting a tougher market together with the impact of the turnaround plan. Of the total store operating losses, around half came from 13 new stores out of a total of 102 stores.

Other

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak republics. The year on year decrease in sales reflects primarily the disposal of Electric City, but also a tougher environment in the Netherlands.


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All the Group's transactional web sites are performing well, with Comet's being most successful to date

E-commerce

Dedicated e-commerce division, e-Kingfisher, was formed just over one year ago to drive the rapid development and growth of the Group's e-commerce and other alternative channels businesses. This centralised approach has ensured that best practice is shared across the Group and has been very successful. Since the creation of e-Kingfisher, all the Group's major brands now sell online, and in June Castorama became the last main Kingfisher brand to become transactional.

All the transactional web sites are performing well, with Comet's being most successful to date. As the first example of full multi channel retail, Comet has the combination of national store base, home delivery platform, call centre, and an easy-to-use web site which is proving popular with customers. A customer survey has shown that over 10% of Comet store-based customers have pre-researched products on the web site and 80% of Comet's web sales are to new customers to Comet. The web site, which is the fourth largest online retailer in the UK, is expected to break even next year.

The next objective for e-Kingfisher is to increase significantly the use of web-based processes to improve the internal efficiencies of the organisation. Work is ongoing to drive the benefits from the Group's membership of the World Wide Retail Exchange and initial auctions have now taken place online with promising results.

Property

In the first half Chartwell Land, the Group's specialist property development and investment business, increased income by 20% to £46.2 million. Since the half year the business has completed the disposal of a portfolio of high street stores for £614 million. The sale price represents a £19 million premium to the book value as at 3rd February 2001. In total, the increase in value of these properties during Kingfisher's ownership has been over £200 million.

Chartwell will now become a focused owner and developer of retail warehouse assets, a sector of the retail property market in which it has a strong track record.

Central costs

These include the costs of centralised functions including business development, merger and acquisition, tax, treasury and financial control. Also included are the statutory costs associated with a public listing, including company secretariat and corporate communications.

In the first half, central costs fell by 5% to £21.7m.

Discontinued operations

Discontinued operations include the results of:

- Superdrug to 20 July 2001, the date it was sold;
- the Woolworths Group companies, that were demerged on 28 August 2001, for the six month period;
- the costs of their related e-commerce activities;


COMET

• the net rental income on the high street property portfolio for which the sale has now been completed;
• interest attributable to these operations and assets; and
• the exceptional losses and costs arising from the demerger, the loss on the sale of Superdrug and provisions for the loss on disposal of Tiscali and Think Natural.

In the period leading up to its sale, Superdrug made further progress and achieved like-for-like sales growth of over 7%.

The results of the Woolworths Group businesses were impacted by the stock reduction programme. At the end of last year, stocks were £93 million higher than the previous year. This excess level of stock was reduced by £58 million by the half year.

The continued development of Big W and Woolworths General Store also progressed well during the period.

Sir Geoffrey Mulcahy, Chief Executive

Consolidated profit and loss account (unaudited)

£ millions	Notes	**Half year ended 4 August 2001 Total**	Half year ended 4 August 2001 Discontinued operations	Half year ended 4 August 2001 Continuing operations
Turnover including share of joint ventures		**6,091.7**	1,397.7	4,694.0
Less: share of joint ventures' turnover		**(51.5)**	(3.3)	(48.2)
	1	**6,040.2**	1,394.4	4,645.8
Group operating profit/(loss)		**100.7**	(26.2)	126.9
Share of operating profit in:				
Joint ventures		**3.5**	–	3.5
Associates		**1.8**	–	1.8
Total operating profit/(loss) including share of joint ventures and associates		**106.0**	(26.2)	132.2
Analysed as:				
Home Improvement		**205.0**	–	205.0
Electrical and Furniture		**40.7**	–	40.7
General Merchandise		**(23.1)**	(23.1)	–
Property		**46.2**	21.4	24.8
E–commerce and other new channels		**(22.1)**	(11.1)	(11.0)
Other operating costs		**(21.7)**	–	(21.7)
Exceptional items – operating	2	**(107.5)**	(9.6)	(97.9)
Acquisition goodwill amortisation		**(11.5)**	(3.8)	(7.7)
Total operating profit/(loss) including share of joint ventures and associates		**106.0**	(26.2)	132.2
Exceptional items – non operating:				
Demerger costs	2	**(27.2)**	(27.2)	–
Loss on the sale of operations	2	**(342.5)**	(342.5)	–
(Loss)/profit on the disposal of fixed assets	2	**(48.8)**	(17.5)	(31.3)
Gain on deemed disposal of Liberty Surf Group S.A.				
(Loss)/profit on ordinary activities before interest		**(312.5)**	(413.4)	100.9
Net interest payable		**(42.8)**	(22.2)	(20.6)
(Loss)/profit on ordinary activities before tax		**(355.3)**	(435.6)	80.3
Taxation on ordinary activities		**(43.7)**	21.2	(64.9)
(Loss)/profit on ordinary activities after tax		**(399.0)**	(414.4)	15.4
Equity minority interests		**(54.8)**	–	(54.8)
(Loss)/attributable to the members of Kingfisher plc		**(453.8)**	(414.4)	(39.4)
Dividends on equity shares	3	**(53.4)**	–	(53.4)
Retained (loss)/profit for the period		**(507.2)**	(414.4)	(92.8)
(Loss)/earnings per share (pence):	4			
Basic		**(32.9)**		(2.9)
Diluted		**(32.9)**		(3.0)
Adjusted basic		**5.2**		6.9
Adjusted diluted		**5.0**		6.6

* As restated for the implementation of FRS 19 "Deferred Tax" (see note 7)

Half year ended 29 July 2000 ***As restated**** **Total**	Half year ended 29 July 2000 *As restated** Discontinued operations	Half year ended 29 July 2000 *As restated** Continuing operations	**Year ended 3 February 2001** ***As restated**** **Total**	Year ended 3 February 2001 *As restated** Discontinued operations	Year ended 3 February 2001 *As restated** Continuing operations
5,496.6	1,326.9	4,169.7	**12,219.9**	3,375.6	8,844.3
(37.7)	(2.5)	(35.2)	**(85.7)**	(6.8)	(78.9)
5,458.9	1,324.4	4,134.5	**12,134.2**	3,368.8	8,765.4
236.0	17.7	218.3	**704.5**	160.3	544.2
2.1	–	2.1	**5.7**	–	5.7
(13.3)	(14.5)	1.2	**(39.9)**	(42.0)	2.1
224.8	3.2	221.6	**670.3**	118.3	552.0
191.4	–	191.4	**398.5**	–	398.5
48.1	–	48.1	**184.0**	–	184.0
6.3	6.3	–	**140.7**	140.7	–
38.5	20.0	18.5	**85.9**	42.2	43.7
(28.5)	(21.4)	(7.1)	**(81.9)**	(61.3)	(20.6)
(22.9)	–	(22.9)	**(44.8)**	–	(44.8)
–	–	–	**5.8**	–	5.8
(8.1)	(1.7)	(6.4)	**(17.9)**	(3.3)	(14.6)
224.8	3.2	221.6	**670.3**	118.3	552.0
			(8.8)	(8.8)	–
			(14.7)	(1.4)	(13.3)
(0.9)	–	(0.9)	**0.2**	–	0.2
120.8	120.8	–	**120.8**	120.8	–
344.7	124.0	220.7	**767.8**	228.9	538.9
(28.9)	(20.4)	(8.5)	**(76.6)**	(47.6)	(29.0)
315.8	103.6	212.2	**691.2**	181.3	509.9
(60.8)	4.2	(65.0)	**(177.3)**	(17.5)	(159.8)
255.0	107.8	147.2	**513.9**	163.8	350.1
(44.5)	–	(44.5)	**(103.8)**	–	(103.8)
210.5	107.8	102.7	**410.1**	163.8	246.3
(58.4)	–	(58.4)	**(214.8)**	–	(214.8)
152.1	107.8	44.3	**195.3**	163.8	31.5
15.4		7.5	**29.9**		18.0
15.2		7.4	**29.2**		17.4
8.3		8.1	**27.0**		19.9
8.2		7.9	**26.3**		19.2

Consolidated balance sheet (unaudited)

As at 4 August 2001

£ millions		4 August 2001		As restated* 29 July 2000		As restated* 3 February 2001
Fixed assets						
Intangible assets		**389.0**		468.0		508.9
Tangible assets		**4,177.9**		3,598.1		4,139.6
Investments		**150.2**		272.0		294.5
		4,718.0		4,338.1		4,943.0
Current assets						
Development work in progress		**104.1**		123.9		89.2
Stocks		**1,951.8**		1,946.5		2,095.5
Debtors		**796.9**		876.7		995.7
Securitised consumer receivables	**275.8**		289.9		261.1	
Less: non-recourse secured notes	**(225.1)**	**50.7**	(222.4)	67.5	(211.8)	49.3
Investments		**191.7**		185.1		168.6
Cash at bank and in hand		**123.9**		203.8		120.1
		3,219.1		3,403.5		3,518.4
Creditors						
Amounts falling due within one year		**(3,725.1)**		(3,646.4)		(4,003.9)
Net current liabilities		**(506.0)**		(242.9)		(485.5)
Total assets less current liabilities		**4,212.0**		4,095.2		4,457.5
Creditors						
Amounts falling due after more than one year		**(800.0)**		(689.6)		(881.1)
Provisions for liabilities and charges		**(61.0)**		(69.5)		(73.7)
		3,351.0		3,336.1		3,502.7
Called up share capital		**175.8**		173.7		174.6
Reserves		**2,552.5**		2,669.1		2,762.1
Equity shareholders' funds		**2,728.3**		2,842.8		2,936.7
Equity minority interests		**622.7**		493.3		566.0
		3,351.0		3,336.1		3,502.7

*As restated for the implementation of FRS 19 "Deferred Tax" (see note 7)

Approved by the Board
Sir Geoffrey Mulcahy *Director*
Helen Weir *Director*
12 September 2001

Summary consolidated cash flow statement (unaudited)

For the half year ended 4 August 2001

£ millions	Notes	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2000
Net cash inflow from operating activities	5	**389.2**	312.6	563.2
Returns on investment and servicing of finance				
Net interest paid		**(54.1)**	(42.1)	(86.4)
Dividends received from joint ventures		**2.0**	–	–
Dividends paid by subsidiaries to minorities		**(30.2)**	(26.3)	(27.9)
Net cash outflow from returns on investment and servicing of finance		**(82.3)**	(68.4)	(114.3)
Taxation				
Tax paid		**(78.4)**	(86.6)	(161.4)
Capital expenditure and financial investment				
Net purchase of tangible fixed assets		**(343.2)**	(237.4)	(832.2)
Net sale/(purchase) of investments		**113.3**	(76.9)	(95.6)
Net cash outflow from capital expenditure and financial investment		**(229.9)**	(314.3)	(927.8)
Acquisitions and disposals				
Purchase of subsidiary and business undertakings		**(10.2)**	(52.4)	(117.3)
Sale of subsidiary and business undertakings		**252.0**	–	2.7
Sale/(purchase) of joint ventures/associated undertakings		**2.4**	(9.6)	(15.7)
Issue of shares by group companies to minority shareholders		**3.7**	–	29.1
Net cash inflow/(outflow) from acquisitions and disposals		**247.9**	(62.0)	(101.2)
Equity dividends paid to shareholders		**(125.2)**	(89.4)	(146.6)
Net cash inflow/(outflow) before use of liquid resources and financing		**121.3**	(308.1)	(888.1)
Management of liquid resources				
Net movement in short-term deposits		**–**	(5.5)	4.2
Net movement in short-term investments		**(23.1)**	169.3	183.7
Net cash (outflow)/inflow from management of liquid resources		**(23.1)**	163.8	187.9
Financing				
Issue of ordinary share capital		**6.9**	62.6	53.2
Capital element of finance lease rental payments		**(4.4)**	(3.3)	(2.4)
Net increase of loans		**(114.4)**	80.3	630.5
Net cash (outflow)/inflow from financing		**(111.9)**	139.6	681.3
Decrease in cash	6	**(13.7)**	(4.7)	(18.9)

Notes to the interim financial statements (unaudited)

For the half year ended 4 August 2001

1 Turnover

£ millions	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2001
Home Improvement	**2,985.0**	2,591.3	5,093.5
UK	**1,672.0**	1,420.4	2,766.9
France	**930.6**	868.7	1,707.5
Other	**382.4**	302.2	619.1
Electrical and Furniture	**1,622.9**	1,502.8	3,564.9
UK	**518.5**	455.4	1,135.1
France	**731.8**	684.3	1,605.4
Germany	**285.0**	265.0	605.7
Other	**87.6**	98.1	218.7
Property	**11.6**	8.8	48.8
Financial Services	**26.3**	31.6	58.2
Total continuing operations	**4,645.8**	4,134.5	8,765.4
Discontinued operations	**1,394.4**	1,324.4	3,368.8
Total	**6,040.2**	5,458.9	12,134.2

2 Exceptional items

Demerger costs of £41.0m have been charged to the profit and loss account as follows:

	£m	£m
Operating cost – continuing	(4.2)	–
– discontinued	(9.6)	
		(13.8)
Non-operating – discontinued		(27.2)
		(41.0)

The operating exceptional item also includes £93.7m in relation to an impairment charge against the remaining goodwill in respect of the ProMarkt business, which has been charged to continuing operations.

The loss on the sale of operations item of £342.5m represents the loss on the sale of the Superdrug business, which incorporates a non-cash accounting adjustment of £287.5m in respect of goodwill previously written off to reserves.

The loss on the disposal of fixed assets item represents the following:

	£m	£m
Continuing operations:		
– Provisions for loss on the disposal of Virtueller Bau-Markt AG	(4.8)	
– Provision for loss on the disposal of Recommend Limited	(3.0)	
– Provision against the carrying value of investment in Dekor Inc	(23.2)	
– Losses on the disposal of properties	(0.3)	
		(31.3)
Discontinued operations:		
– Provision for loss on the disposal of Think Natural Limited	(4.5)	
– Provision for loss on the disposal of Tiscali SpA	(13.0)	
		(17.5)
Total		(48.8)

The losses and profits on the disposal of fixed asset items in the half year ended 29 July 2000 and the year ended 3 February 2001 relate to property disposals in continuing businesses.

For the year ended 3 February 2001 the operating exceptional income of £5.8m represents a non-recurring reduction in local French business tax on the restructuring of Group companies.

For the year ended 3 February 2001 the loss on the sale of operations item of £14.7m included £13.3m in respect of the loss on the disposal of the Electric City business, (charged to continuing operations) and £1.4m in respect of the loss on the sale of the Andre Deutsch business (charged to discontinued operations).

3 Dividends

An interim dividend of 4.345p amounting to £53.4m (2000: 4.25p, £58.4m) will be paid on 16 November 2001 to shareholders on the Register at 28 September 2001. A scrip dividend will be offered and forms of election will be sent to shareholders on 9 October 2001.

4 Earnings/(loss) per share

The earnings per share calculations set out below are stated before taking account of the 10 for 11 share consolidation.

Continuing Operations

The calculation of basic earnings per share for continuing operations is based on the loss on ordinary activities, after taxation and minority interests, of £(39.4)m (2000: profit of £102.7m) and the weighted average number of shares in issue during the period of 1,378.7m (2000: 1,363.1m). The diluted earnings per share for continuing operations is based on the diluted loss on ordinary activities, after taxation and minority interests, of £(41.9)m (2000: profit of £102.0m) and the diluted weighted average number of shares in issue during the period of 1,385.6m (2000: 1,381.7m).

4 Earnings/(loss) per share continued

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

	Half year ended 4 August 2001 Per share amount pence	*As restated* Half year ended 29 July 2000 Per share amount pence	*As restated* Year ended 3 February 2001 Per share amount pence
Basic (loss)/earnings per share	**(2.9)**	7.5	18.0
Earnings per share relating to exceptional items	**9.2**	0.1	0.8
Earnings per share relating to acquisition goodwill amortisation	**0.6**	0.5	1.1
Basic adjusted earnings per share	**6.9**	8.1	19.9
Diluted (loss)/earnings per share	**(3.0)**	7.4	17.4
Earnings per share relating to exceptional items	**9.0**	–	0.7
Earnings per share relating to acquisition goodwill amortisation	**0.6**	0.5	1.1
Diluted adjusted earnings per share	**6.6**	7.9	19.2

The earnings per share relating to exceptional items is calculated after allowing for tax relief of £0.9m and a minority interest of £2.1m.

Total Group

The calculation of basic earnings per share for the total Group is based on the loss on ordinary activities, after taxation and minority interests, of £(453.8)m (2000: profit of £210.5m) and the weighted average number of shares in issue during the period of 1,378.7m (2000: 1,363.1m). The diluted earnings per share is based on the diluted loss on ordinary activities, after taxation and minority interests, of £(456.3)m (2000: profit of £209.8m) and the diluted weighted average number of shares in issue during the period of 1,385.6m (2000: 1,381.7m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

	Half year ended 4 August 2001 Per share amount pence	*As restated* Half year ended 29 July 2000 Per share amount pence	*As restated* Year ended 3 February 2001 Per share amount pence
Basic (loss)/earnings per share	**(32.9)**	15.4	29.9
Earnings per share relating to exceptional items	**37.3**	(8.8)	(7.3)
Earnings per share relating to acquisition goodwill amortisation	**0.8**	0.6	1.3
Earnings per share relating to estimated Liberty Surf Group S.A. losses	**–**	1.1	3.1
Basic adjusted earnings per share	**5.2**	8.3	27.0
Diluted (loss)/earnings per share	**(32.9)**	15.2	29.2
Earnings per share relating to exceptional items	**37.1**	(8.6)	(7.2)
Earnings per share relating to acquisition goodwill amortisation	**0.8**	0.6	1.3
Earnings per share relating to estimated Liberty Surf Group S.A. losses	**–**	1.0	3.0
Diluted adjusted earnings per share	**5.0**	8.2	26.3

5 Reconciliation of cashflow from operating activities

£ millions	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2001
Group operating profit	**100.7**	236.0	704.5
Impairment charge	**93.7**	–	–
Depreciation and amortisation	**138.0**	107.0	233.7
	332.4	343.0	938.2
(Increase)/decrease in development work in progress	**(14.9)**	(25.6)	7.5
Increase in stocks	**(13.8)**	(255.8)	(377.3)
Decrease/(increase) in debtors	**161.1**	(67.7)	(143.6)
(Decrease)/increase in creditors	**(78.8)**	315.6	127.8
Loss on disposal of fixed assets	**3.2**	3.1	10.6
Net cash inflow from operating activities	**389.2**	312.6	563.2

6 Reconciliation of net borrowings

£ millions	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2001
Net debt at start of period	**(1,873.8)**	(1,020.8)	(1,020.8)
Decrease in cash	**(13.7)**	(4.7)	(18.9)
Debt in subsidiaries acquired	**–**	–	(0.8)
Net movement in short-term deposits	**–**	5.5	(4.2)
Net movement in investments	**23.1**	(169.3)	(183.7)
Change in market value in investments	**–**	1.1	–
Net movement in loans	**114.4**	(80.3)	(630.5)
Foreign exchange effects	**16.7**	(4.4)	(14.9)
Net debt at end of period	**(1,733.3)**	(1,272.9)	(1,873.8)

7 Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 3 February 2001, except in respect of the changes discussed below caused by the introduction of Financial Reporting Standard 19 "Deferred Tax" ("FRS 19").

Financial Reporting Standard 19 "Deferred Tax" has been adopted for the first time in these financial statements. As required by the Standard, deferred taxation has been calculated using the full provision approach rather than the partial provision approach previously employed. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. If the previous policy had been adopted in the current half year, the impact would have been to increase profit after tax by £1.5m. The impact of adopting the new policy on the half year to 29 July 2000 has been to reduce profit after tax by £2.6m. The impact of adopting the new policy on the year ended 3 February 2001 has been to reduce profit after tax by £6.5m. The cumulative effect of this charge on reserves at 3 February 2001 is £46.4m and this change has been accounted for as a prior period adjustment.

7 Accounting policies continued

Financial Reporting Standard 18 "Accounting Policies" has also been adopted for these financial statements. The Directors have reviewed the accounting policies adopted by the Group and have confirmed that they are the most appropriate to the particular circumstances of Kingfisher plc. There is no change to previously reported numbers as a result of the adoption of this standard.

8 Post balance sheet events

On 13 August 2001 the Group announced the sale of 182 high street properties. The properties have been sold for £614m to a partnership between London and Regional Properties and Goldman Sachs' Whitehall Fund.

On 24 August 2001 at an extraordinary meeting of Kingfisher shareholders the demerger of the Group's General Merchandise business to Woolworths Group plc was approved. Shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001

9 Full year comparatives

The results for the year to 3 February 2001 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

10 Shareholder information

Interim report 2001

Additional copies of this document are available from Kingfisher plc, North West House, 119 Marylebone Road, London NW1 5PX. (Tel: +44 (0) 20 7724 7749)

Frequently asked questions

You will find answers to questions often asked by our shareholders in the 'shareowner services' section of our website, www.kingfisher.com. These include details of the calculation of the **base cost** for the Company and Woolworths Group plc shares post demerger, information which you may need for **capital gains tax** purposes. Alternatively, write to us at the address given above and we will send you a copy of this information.

Independent review report to Kingfisher plc

We have been instructed by the Company to review the financial information set out on pages 12 to 20 and the notes 1 to 10 thereto, and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 4 August 2001.

PricewaterhouseCoopers
Chartered Accountants
London
12 September 2001

Kingfisher plc
North West House
119 Marylebone Road
London NW1 5PX
+44 (0) 20 7724 7749
www.kingfisher.com

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1 August 2001

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

Kingfisher to demerge Woolworths Group and raise £1.1bn cash

Kingfisher today announces the final steps in the process of separating its General Merchandise businesses from its core activities: the demerger and public listing of Woolworths Group plc. The sale of the associated high street properties is anticipated to take place shortly. Thus, the demerger will be concluded in line with the original timescale announced last September. As a result of the debt assigned to the Woolworths Group, the disposal of Superdrug (which was completed in July) and the sale of the high street property portfolio, Kingfisher expects to receive over £1.1 billion in cash.

This successful outcome for shareholders has been achieved as a result of Kingfisher being focussed on achieving best shareholder value. It will be recalled that, after the original announcement of the demerger last September, Kingfisher received a number of approaches from trade buyers and venture capitalists interested in acquiring all or part of Superdrug, the high street properties and Woolworths. Over the past months, the Board has rigorously evaluated all these options, as well as proceeding with planning and implementing the complex demerger process. The satisfactory result has been achieved as a consequence of the dedication of the people at Kingfisher, and at Woolworths, Superdrug and Chartwell Land. The successful separation will result in two retail businesses clearly focussed on their respective markets.

With a strengthened balance sheet, Kingfisher is now clearly focussed on developing its activities in home improvement and in electricals and furniture. These are both major growth markets where the Group's leading brands, B&Q, Castorama, Darty BUT and Comet, have outstanding development opportunities internationally.

Kingfisher shareholders will also retain a direct interest in Woolworths - one of the UK's leading general merchandise brands - and its associated companies offering a wide range of value-for-money products for the family and the home. Woolworths Group will have annual sales in excess of £2.5 billion and will enjoy a leading position in a number of growing consumer markets. It has nationwide representation in over 900 trading locations and has developed two new formats, Big W and General Store, which are designed to reposition the business to meet the needs of its customers in the future.

Commenting, Sir Geoffrey Mulcahy, Chief Executive of Kingfisher, said:

"The demerger of Woolworths Group plc together with the previously announced sales of Superdrug and the anticipated disposal of the property portfolio marks the conclusion of the separation of Kingfisher's General Merchandise businesses. This has been successfully achieved within the promised timetable and with the key objective of delivering value to shareholders. The management of these two businesses can now focus on the separate growth opportunities that their markets offer. With a strengthened balance sheet, Kingfisher is well positioned to pursue its international growth agenda."

Commenting, Gerald Corbett, Chairman of Woolworths Group, said:

"The demerger of Woolworths Group provides us with an opportunity to build a robust business as an independently listed company. Woolworths is a strong brand with a reputation for offering customers value-for-money products on virtually every high street in the country. Our first priority will be to apply rigorous operational disciplines to the core business and lay the foundation

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for improving cash flow and profitability. Once this has been achieved, we shall be well placed for long term growth through the rollout of new formats like Big W and Woolworths General Store and building on our pivotal position in the entertainment market."

Enquiries	**Telephone No**
Kingfisher Andrew Mills Graham Fairbank	**020 7729 7749**
Woolworths Christopher Rogers Nicole Lander	**020 7706 5479**
UBS Warburg Robin Budenburg Jonathan Bewes Tim Waddell	**020 7567 8000**
Credit Suisse First Boston Richard Page Nick Bowers	**020 7888 8888**
Financial Dynamics Tom Wyatt	**020 7831 3113**

Notes to Editors:

1. Under the proposals, Kingfisher Shareholders on the register at 06.00am on 28 August 2001, will receive one Woolworths Group share for every Kingfisher Ordinary Share held.
2. The demerger is conditional upon shareholder approval at an Extraordinary General Meeting to be held at 10.30am on Friday, 24 August 2001.
3. Dealings in Woolworths Group shares are expected to commence on the London Stock Exchange on Tuesday, 28 August 2001.
4. Post Admission, Kingfisher Ordinary Shares will be consolidated on the basis of 10 Consolidated Kingfisher Shares for every 11 existing Kingfisher Shares.

The information in this summary should be read in conjunction with the full text of the attached announcement.

This press release, which is the sole responsibility of Kingfisher, has been issued by Kingfisher and has been approved by UBS Warburg Ltd., a subsidiary of UBS AG, and by Credit Suisse First Boston (Europe) Limited solely for the purposes of section 57 of the Financial Services Act 1986. UBS Warburg Ltd. and Credit Suisse First Boston (Europe) Limited are regulated in the United Kingdom by The Securities and Futures Authority Limited and are acting for Kingfisher and Woolworths Group and no one else in connection with the proposed Demerger and Admission and will not be responsible to anyone else for providing the protection afforded to customers of UBS Warburg Ltd and Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the proposed Demerger and Admission.

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13 August 2001

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES OF AMERICA, CANADA, AUSTRALIA OR JAPAN

Kingfisher Confirms The Sale Of 182 High Street Retail Properties For £614 Million

Kingfisher plc today announces the sale of 182 high street investment properties, through Chartwell Land its specialist retail property subsidiary. These properties have been sold for £614 million to a partnership between London & Regional Properties and Goldman Sachs' Whitehall Fund.

The sale price represents a £19 million premium to the book value which was £595 million, as at 3rd February 2001. In total the increase in value of these properties during Kingfisher's ownership has been £223 million. 152 of the properties are high street stores let to Woolworths plc, a wholly owned subsidiary of Woolworths Group plc, with the balance of stores occupied by Superdrug Stores plc and other third party tenants.

The sale of these properties marks a further step towards completing the separation of the General Merchandise Division of Kingfisher. This has included the demerger of Woolworths Group, details of which were announced on 1st August 2001, and the sale of Superdrug, which was completed on 20th July 2001.

£600 million of the consideration is payable in cash on completion. The balance of £14 million is payable in cash within 5 years of completion, secured through a charge on the total assets of the portfolio. The cash received will be used to repay Kingfisher borrowings. The sale of the bulk of the portfolio will complete by 31st August, 2001, with the balance completing later when the relevant landlords' consents have been obtained.

Completion is conditional on Woolworths Group having been admitted to trading on the London Stock Exchange with an investment grade credit rating. Admission is expected to be 28th August 2001, subject to Kingfisher shareholders' approval on 24th August 2001.

Kingfisher and Chartwell Land were advised by Credit Suisse First Boston and CB Hillier Parker on this transaction.

-Ends-

Notes to Editors:

- Following the demerger of Woolworths Group, Kingfisher will be one of Europe's leading home retailers operating principally through its two international businesses in Home Improvement and Electrical & Furniture. Around 55% of the Group's turnover will arise outside the UK. Kingfisher will employ around 90,000 people in over 1,300 stores across 16 countries and will include some of the best known retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT.
- Chartwell Land is wholly owned by Kingfisher and will continue to be a major specialist investor and developer in the Retail Warehouse sector, actively managing a substantial Retail Warehouse investment portfolio and supporting the growth of the Kingfisher retail companies (B&Q and Comet principally) in the UK through its continuing development activities.

  Chartwell Land is the UK's 4th largest owner of Retail Warehouse property with a portfolio value in excess of £900 million (over 4m sq ft.)

Enquiries	**Telephone No**
Kingfisher	+44 (0) 20 7724 7749

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Ian Harding

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Tom Wyatt

Chartwell Land +44 (0) 20 7224 5522
Mark Creedy

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24 August 2001

Extraordinary General Meeting to approve the Demerger of Kingfisher's General Merchandise business to Woolworths Group plc

At an Extraordinary General Meeting of the Kingfisher shareholders held today, the resolutions to approve the Demerger dividend and consolidate the shares of Kingfisher, plus the other matters referred to and set out in the Notice of Extraordinary General Meeting contained in the Shareholder Circular dated 1st August 2001, were passed as ordinary resolutions on a show of hands with, at the request of a shareholder, Resolution 5 being passed by a poll.

Application has been made to the UK Listing Authority for the listing of 1,407,067,332 ordinary shares of 12.5 pence of Woolworths Group plc, credited as fully paid, to be admitted to the official list and to trading on the London Stock Exchange. Such admission is expected to become effective on 28th August 2001.

In his speech today the chairman of Kingfisher, Sir John Banham, said:

"Today's meeting has completed a process which we began last year with one clear objective - to deliver improved shareholder value by separating Kingfisher's international Home Improvement and Electricals business from its largely UK based General Merchandise division.

With a strengthened balance sheet Kingfisher will now concentrate on further developing its core brands which have outstanding growth opportunities both in Europe and globally. Shareholders will also retain a direct stake in Woolworths Group plc, one of the UK's leading retailers of products for the family and home.

I am confident that shareholders will see the benefits of the Demerger in an improved performance from each of the newly separated businesses."

Sir John also paid tribute to all the employees of the Woolworth Group who will be leaving Kingfisher following the Demerger. The incentive arrangements put in place as a result of shareholders approving Resolution 5 by a substantial majority ensure that the Woolworths Group Employees continue to be treated on the same basis as Kingfisher Employees. The Board believe that this equality of treatment is not only fair but essential to ensure the continued incentivisation of all 16,000 participants in the relevant schemes.

The Demerger Record Time is 6.00 a.m. on Tuesday, 28th August 2001. The Demerger, the consolidation of Kingfisher Ordinary shares and the commencement of dealings in Woolworths Group plc shares are expected to become effective at 8.00 a.m. on Tuesday, 28th August 2001.

For further information:
Media Enquiries:

Tom Wyatt, Financial Dynamics +44 (0)20 7831 3113

Broker and Institutional Enquiries:

Graham Fairbank (France) +33 (0)1 43 18 52 26

Kingfisher plc +44 (0)20 7724 7749

Kingfisher plc
File Reference 82-968

Wednesday 12 September 2001

Kingfisher reports first half sales and operating profit growth from continuing operations

Interim results for 26 weeks ended 4 August 2001

	2001 £m	2000 £m	Change
Continuing operations [1]			
Retail sales continuing operations	4,607.9	4,094.1	+12.5%
Operating profit [2]	237.8	228.0	+4.3%
Profit before tax [2]	217.2	219.5	-1.0%
Net operating cashflow	432.7	388.8	+11.3%
Earnings per share [2]	6.9p	8.1p	-14.8%
Dividends per share	4.345p[3][4]	4.25p	n/a
Total group as reported			
Profit before tax [2]	182.2	204.0	-10.7%

(1) Excluding the results for the demerged Woolworths Group and adjusted for the disposals of Superdrug, LibertySurf and the General Merchandise properties together with interest and taxation attributable to these operations.
(2) Before exceptional items and acquisition goodwill amortisation.
(3) Adjusted to reflect the recent 10 for 11 share consolidation.
(4) Woolworths Group is paying a dividend of 0.3p a share and has not consolidated its shares.

- **Continuing operations total sales growth of 12.5%, with like-for-like sales growth of 4.7%.**
- **Demerger completed within timetable, with £1.1 billion cash being realised.**
- **Net debt falls to £938 million, on a pro forma basis, with gearing falling to 32%.**
- **B&Q Warehouse target number of stores raised from 125 to 175 by 2006.**
- **Exceptional charges of £526 million relate to disposals and other provisions, of which £394 million are non cash costs.**

Kingfisher, the leading European retailer, today announced first half results, with retail sales from continuing operations up 12.5% to £4.6 billion and operating profit growing by 4.3% to £238 million.

The Group's Home Improvement sector enjoyed a strong half year with sales up 15.2% (like-for-like 7.6%) and retail profit ahead by 7.1% at £205 million. Electrical and Furniture sales rose by 8%, however retail profit was down 15% at £41 million, mainly due to the losses incurred in Germany where a turn around plan is now underway.

On a continuing basis, excluding the now separated Woolworths Group, Superdrug business and General Merchandise properties, profits before tax and exceptionals were broadly unchanged at £217 million.

A total of £526 million of exceptional items has been charged in the Group's profit and loss account. The majority of this relates to the sale of Superdrug. A further charge has been made against the remaining goodwill in respect of the loss-making ProMarkt business, along with other provisions in respect of various e-commerce and other investments. The total also includes £41 million of costs relating to the successful completion of the demerger.

Pre-exceptional earnings per share from continuing operations, before taking into account the 10 for 11 share consolidation, declined by 14.8% to 6.9p, principally due to the increased minority interests.

The interim dividend to Kingfisher shareholders will be maintained at last year's total level of 4.25p before adjusting for the share consolidation and of this amount 0.3p will be paid directly by the newly floated Woolworths Group. Kingfisher will pay an interim dividend of 4.345p on the current shares, after adjusting for the consolidation.

After taking into account the cash proceeds from the debt taken on by the Woolworths Group on demerger and the sale of the high street property portfolio, pro forma net debt was £938 million at the half year stage. This gives gearing of 32%.

Sir Geoffrey Mulcahy, Group Chief Executive, said:

"During the first half of the year, we have successfully completed the complex process of separating Kingfisher's UK-based General Merchandise businesses from our core international activities as a retailer of Home Improvement and Electrical and Furniture products. This has been delivered on time and generates £1.1 billion of cash for the Group.

"With a strengthened balance sheet, Kingfisher will continue to focus on its development as a leading international retailer of products for the home. We are now clearly focused on growing the profits of the Group and thus realising the full potential of our leading retail brands. Also, B&Q is increasing its target number of Warehouses from 125 to 175, underlining the growth potential of our strategy. "

Commenting on the outlook for the rest of the year, Sir Geoffrey added:

"We are confident that, with our strong brands and market leading positions, Kingfisher is well placed to succeed in spite of the uncertain economic outlook."

-ends-

Note to Editors

Kingfisher plc is one of Europe's leading retailers operating principally in the International Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises overseas, making it the UK's most international retailer. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries and includes some of the best retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT.

Further enquiries:

Media Enquiries

Andrew Mills, Director of Corporate Affairs	**+44 (0) 20 7725 5776**
Jonathan Miller, Head of External Relations	**+44 (0) 20 7725 5713**

Broker and Institutional Enquiries

Ian Harding, Director of Investor Relations	**+44 (0) 20 7725 4889**

France

Graham Fairbank, Head of Corporate Communications	**+33 (0) 1 43 18 52 26**

Kingfisher plc	**+44 (0) 20 7724 7749**
Kingfisher Website	www.kingfisher.com

KINGFISHER PLC
SUMMARY PROFIT AND LOSS ACCOUNT - CONTINUING OPERATIONS
Before goodwill amortisation & exceptional items

£millions	Half year ended 4 August 2001	Half year ended 29 July 2000	Year ended 3 February 2001
Retail sales	**4,607.9**	4,094.1	8,658.4
Other	**37.9**	40.4	107.0
Turnover	**4,645.8**	4,134.5	8,765.4
Operating profit:			
Home Improvement	**205.0**	191.4	398.5
Electrical and Furniture	**40.7**	48.1	184.0
Property	**24.8**	18.5	43.7
E-Commerce & other new channels	**(11.0)**	(7.1)	(20.6)
Other operating costs	**(21.7)**	(22.9)	(44.8)
	237.8	228.0	560.8
Interest	**(20.6)**	(8.5)	(29.0)
Profit before tax	**217.2**	219.5	531.8
Taxation	**(65.8)**	(64.8)	(157.2)
Profit after tax	**151.4**	154.7	374.6
Minority interests	**(56.9)**	(44.5)	(102.2)
Profit attributable to shareholders of Kingfisher plc	**94.5**	110.2	272.4
Earnings per share - basic adjusted	**6.9p**	8.1p	19.9p

Page 17 onwards contain the full interim unaudited financial review for the total Group, including discontinued operations, together with further continuing operations information.

Continuing operations exclude the results for the demerged Woolworths Group, and those operations now divested (Superdrug, LibertySurf and the General Merchandise properties) together with the interest and taxation attributable to these operations.

Earnings per share calculations are based on the weighted average number of shares in issue during the period and are not adjusted for the impact of the recent 10 for 11 share consolidation that occurred after the end of the half year period.

KINGFISHER PLC
SUMMARY PRO FORMA BALANCE SHEET

£millions	As reported pre demerger	Pro forma post demerger
Property	**3,198**	2,591
Other fixed assets	**1,520**	1,087
Net current assets less non current liabilities	**366**	155
Capital employed	**5,084**	3,833
Shareholders' funds	**2,728**	2,272
Equity minority interests	**623**	623
Net debt	**1,733**	938
	5,084	3,833
Gearing	**52%**	32%

The pro forma balance sheet set out above shows the Kingfisher Group balance sheet at 4 August 2001 after adjusting for the demerger of the net assets of the Woolworths Group business and the General Merchandise properties.

The full unaudited interim balance sheet is set out on page 21.

SUMMARY RESULTS

SECTOR	Retail sales (£m)			
	2001	2000	% total change	% like-for-like change
HOME IMPROVEMENT	2,985.0	2,591.3	+15.2	+7.6
ELECTRICAL & FURNITURE	1,622.9	1,502.8	+8.0	-0.4
TOTAL	**4,607.9**	**4,094.1**	**+12.5**	**+4.7**

	Retail profit (£m)		
SECTOR	2001	2000	% change
HOME IMPROVEMENT	205.0	191.4	+7.1
ELECTRICAL & FURNITURE	40.7	48.1	-15.4
TOTAL	**245.7**	**239.5**	**+2.6**

Retail sectors only, excluding property, financial services, acquisition goodwill amortisation and other operating costs.

SUMMARY OTHER DATA

SECTOR	Store nos.		Selling space (000s sq. m.)		Employees (FTE)	
	2001	**2000**	**2001**	**2000**	**2001**	**2000**
HOME IMPROVEMENT	557	531	3,504.4	3,183.0	48,603	44,306
ELECTRICAL & FURNITURE	806	785	965.4	894.7	25,012	24,055
TOTAL	**1,363**	**1,316**	**4,469.8**	**4,077.7**	**73,615**	**68,361**

INDEX

HOME IMPROVEMENT

	£m Sales 2001	£m Sales 2000	% increase/decrease: % total change	% increase/decrease: % like-for-like change
UK (1)	1,672.0	1,420.4	+17.7	+12.3
France	930.6	868.7	+7.1	+3.7
Other	382.4	302.2	+26.5	-1.8
Total	**2,985.0**	**2,591.3**	**+15.2**	**+7.6**

	£m Retail Profit 2001	£m Retail Profit 2000	% change
UK (1)	140.9	117.3	+20.1
France	61.3	58.8	+4.3
Other	2.8	15.3	n/a
Total	**205.0**	**191.4**	**+7.1**

(1) Includes Screwfix

UK

The Repair, Maintenance and Improvement (RMI) market continued to show healthy growth, up 6% for the first half, with accelerated growth in the second quarter.

B&Q, the market leader, continued to grow its overall market share with particularly strong performances in building, hardware and seasonal product categories. Total sales grew by 17.7%, up 12.3% on a like for like basis, with both Warehouses and Supercentres performing strongly.

There was significant product innovation at B&Q in the first six months of this year. New initiatives included a new higher quality take-away kitchen range, designer paint ranges exclusive to B&Q, the trial of a tool hire service and the replacement of glue based laminate flooring with the simpler to install "LOC" snap together laminate flooring. B&Q is now the world's largest retailer of laminate flooring.

B&Q continues to lower the cost of DIY for its customers through its successful EDLP (every day low prices) strategy, with prices overall falling by over 2% in the period. Gross margins as a percentage were held constant, benefiting from the major cost price reduction programme currently underway.

A further six B&Q Warehouses were opened in the first half, four of which were conversions of recently acquired Homebase stores. This takes the total trading to 65 at the end of the first half. Investments in Warehouse continue to deliver very strong returns for the Group and a further 15 are planned to open in the second half, most of which will open in the fourth quarter. The B&Q Warehouse target number of stores has been raised from 125 to 175 by 2006.

At the same time as driving ahead with this growth agenda, basic operational improvements were made. Stock levels for comparable stores are down year on year which is driving an improved stock turn. Investment in people has resulted in labour turnover rates in stores falling by over 20%.

Screwfix, the specialist catalogue and internet supplier to trade customers, continued to perform well with sales and profits up strongly in the first half.

France

The French DIY market grew by 3.2% (for the five months February to June 2001, Banque de France) with the Group's DIY brands growing sales by 6.0% at constant exchange rates in the first half. On a like for like basis, sales grew 3.7% with the majority of this growth again coming from the highly successful, EDLP-based Brico Depôt format.

A number of strategic growth initiatives were progressed in the first half. Seven Castorama stores were closed, of which five have since been reformatted and reopened as Brico Depôts, and one as the new French Warehouse format. There are now 40 Brico Depôts in France and a further four are planned to open in the second half, two of which will be conversions from Castorama stores.

A second French Warehouse was opened at Chambéry, building on the experience gained from the first store opened last year, which stocks an additional 15% of softer product lines. A further two stores are planned to open in the second half. The original Warehouse store has the highest average basket size in the French store network.

A number of product range reviews were implemented in the period in the Castorama main chain and some own label ranges were introduced for the first time, including paints and tools under the "Casto" brand name.

Central buying is now established in France and centralised distribution has been introduced on a trial basis. Obtaining the buying and efficiency benefits that centralisation brings is a key priority. There is now a Castorama purchasing team permanently based at Kingfisher's Asian sourcing office in Hong Kong (KAL) following B&Q's success with direct sourcing. The process for appointing a new managing director for Castorama France is progressing.

Other

Overall sales grew by 26.5% with all countries showing growth with the exception of Germany where the temporary store closures associated with the store reformatting programme adversely impacted sales. Like for like sales declined by 1.8% reflecting tougher market conditions in several countries.

Overall profit declined reflecting the increase in development costs. In Canada, Reno Depôt's profits were depressed by the marketing and pre-opening costs associated with the roll out of the new Building Box stores in Ontario and two store openings in its main market, Quebec. Of the 16 Canadian stores, five have been trading for less than one year.

Notable international successes include Castorama Poland which continued to perform well, opening three new stores and growing profits in local currency. B&Q Taiwan opened another two stores and also grew profits. Another new store was opened in China taking the total to three at the end of the first half. A few days after the half year end, B&Q's fourth store was opened which, at 18,000 square metres, is the biggest B&Q in the world. Whilst not expected to be profitable in the short term, losses in China are small and in line with the strategic plan.

ELECTRICAL AND FURNITURE SECTOR

	£m Sales 2001	£m Sales 2000	% increase/decrease: % total change	% increase/decrease: % like-for- like change
France	731.8	684.3	+6.9	+0.7
UK	518.5	455.4	+13.9	+5.0
Germany (1)	285.0	265.0	+7.5	-8.4
Other	87.6	98.1	-10.7	-9.5
Total	**1,622.9**	**1,502.8**	**+8.0**	**-0.4**

	£m Retail Profit 2001	£m Retail Profit 2000	% change
France	65.2	61.5	+6.0
UK	3.4	3.4	-
Germany (1)	(23.4)	(13.9)	n/a
Other	(4.5)	(2.9)	n/a
Total	**40.7**	**48.1**	-15.4

(1) Includes 7 months to 31 July 2001; comparative results are for the 6 months to 30 June 2000

France

Banque de France figures show that the French brown goods electricals market grew by 5.2% for the first half of 2001. However, the white goods market declined by 0.1% over the same period.

Against this background, market leading specialist Darty was able to grow total sales by 2.7% in local currency, up 0.3% on a like-for-like basis despite being up against very tough year on year growth comparatives of 16.4% and 14.8% respectively last year.

Furthermore, as in previous years, growth was held back by the ongoing programme of store refurbishment. During the period, eight stores - including four in Paris - were temporarily closed in part or in full to allow refurbishment and/or extension. This programme is a key element of the growth agenda for Darty, along with the opening of new stores. A further four stores were opened in the first half and two relocated. In total just under 10,000 square metres of space was added. Another four openings and one extension are planned for the second half.

Technological innovation has again been a driver of sales growth, although the growth in DVD, large screen TV and mobile phones has been slower than that seen last year. The PC market has continued to decline sharply following last year's exceptionally high growth in the aftermath of the Year 2000 'millennium bug' scare, but Darty has been able to position its offer towards the more profitable laptop products.

The percentage gross margin decline experienced last year has been reversed, with a slight increase achieved reflecting management action to shift the product mix.

Overall, Darty's sales were £557.7 million and retail profit was £42.3 million.

BUT capitalised on a more buoyant furniture market. Merchandise initiatives in sofas, mattresses and multimedia all proved successful. Sales grew overall by 17.5% in local currency, up 2.2% on a like-for-like basis.

During the first half, BUT opened one new store, acquired a further three franchise stores and continued the roll out of its successful store refurbishing programme, which will continue in 2002.

Overall, BUT's sales were £174.1 million and retail profit was £22.9 million.

UK

Conditions in the UK electricals market were more favourable than France with the core market (GFK white and brown only) growing overall by 11.0% for the first half. Of this white goods grew by 8.6% and brown by 13.9%. Comet continued its trend of growing market share, up 0.3% compared with the same period in 2000.

Sales continue to be fuelled by demand for new technology products including wide screen TVs, energy efficient laundry and refrigeration products and multi-media games and software. Personal computers declined sharply in the first half following record growth last year, as did mobile phones.

There are now 28 Comet Interactive Stores trading following the opening of another four in the first half. A further three interactive stores are expected to open in the second half.

Comet has also been trialing an in-store programme designed to increase operational performance and meet customer needs more effectively by improving product knowledge among staff and providing better in-store product information. Significant increases in average selling prices and margins have been achieved in the trial areas and the programme is to be extended nationally. Furthermore, a successful trial reorganisation of store roles, which places more emphasis on customer facing jobs in store, has been extended from 31 to 126 stores.

A further five after-sales service centres were opened taking the total to 17. A same day call out service is now available across 80% of the country. Particular emphasis is being placed on improving margins and reducing supply chain costs.

Comet sales grew strongly by 13.9% and percentage gross margins improved, however, first half profit remained flat at £3.4 million reflecting significant investment costs.

Germany

The market declined in the first half reflecting consumer concerns over recession in Germany. Against this backdrop, the new management team at ProMarkt have been implementing a turnaround plan which aims to return the business to profit.

During the first half a range standardisation programme was successfully completed. This followed the introduction of centralised buying and enabled major benefits in working capital utilisation to be achieved. Stock levels are now more than 20% lower than at the start of the year.

A staff reduction programme has also been implemented and this, along with other cost control measures, has reduced the year on year running rate of costs. Central distribution is due to commence shortly.

The main focus for the balance of the year is to secure cost savings whilst growing the gross margins. Overall, losses in the first half increased from £13.9 million to £23.4 million reflecting a tougher market together with the impact of the turnaround plan. Of the total store operating losses, around half came from 13 new stores out of a total of 193 stores.

Other

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak republics. The year on year decrease in sales reflects primarily the disposal of Electric City, but also a tougher environment in the Netherlands.

E-COMMERCE

Dedicated e-commerce division, e-Kingfisher, was formed just over one year ago to drive the rapid development and growth of the Group's e-commerce and other alternative channels businesses. This centralised approach has ensured that best practice is shared across the Group and has been very successful. Since the creation of e-Kingfisher, all the Group's major brands are now sell online, and in June Castorama became the last main Kingfisher brand to become transactional.

All the transactional web sites are performing well, with Comet's being most successful to date. As the first example of full multi channel retail, Comet has the combination of national store base, home delivery platform, call centre, and an easy-to-use web site which is proving popular with customers. A customer survey has shown that over 10% of Comet store-based customers have pre-researched products on the web site and 80% of Comet's web sales are to new customers to Comet. The web site, which is the fourth largest online retailer in the UK, is expected to break even next year.

The next objective for e-Kingfisher is to increase significantly the use of web-based processes to improve the internal efficiencies of the organisation. Work is ongoing to drive the benefits from the Group's membership of the World Wide Retail Exchange and initial auctions have now taken place online with promising results.

PROPERTY

In the first half Chartwell Land, the Group's specialist property development and investment business, increased income by 20% to £46.2 million. Since the half year the business completed the disposal of a portfolio of high street stores for £614 million. The sale price represents a £19 million premium to the book value as at 3rd February 2001. In total, the increase in value of these properties during Kingfisher's ownership has been over £200 million.

Chartwell will now become a focused owner and developer of retail warehouse assets, a sector of the retail property market in which it has a strong track record.

CENTRAL COSTS

These include the costs of centralised functions including business development, merger and acquisition, tax, treasury and financial control. Also included are the statutory costs associated with a public listing, including company secretariat and corporate communications.

In the first half, central costs fell by 5% to £21.7m.

DISCONTINUED OPERATIONS

Discontinued operations include the results of:

- Superdrug to 20 July 2001, being the date it was sold;
- the Woolworths Group companies, that were demerged on 28 August 2001, for the six month period;
- the costs of their related e-commerce activities;
- the net rental income on the high street property portfolio for which the sale has now been completed;
- interest attributable to these operations and assets; and
- the exceptional losses and costs arising from the demerger, the loss on the sale of Superdrug and provisions for the loss on disposal of Tiscali and Think Natural.

In the period leading up to its sale, Superdrug made further progress and achieved like for like sales growth of over 7%.

The results of the Woolworths Group businesses were impacted by the stock reduction programme. At the end of last year, stocks were £93 million higher than the previous year. This excess level of stock was reduced by £58 million by the half year.

The continued development of Big W and Woolworths General Store also progressed well during the period.

KINGFISHER DATA BY SECTOR AND MARKET

HOME IMPROVEMENT SECTOR			
	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
UK	307	1,691.0	21,355
France	150	1,119.4	16,069
Other	100	694.0	11,179
TOTAL	**557**	**3,504.4**	**48,603**

ELECTRICAL & FURNITURE SECTOR			
	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
UK	258	225.2	7,385
France [1]	262	447.7	12,561
Germany	188	204.3	3,144
Other	98	88.2	1,922
TOTAL	**806**	**965.4**	**25,012**

TOTAL	**1,363**	**4,469.8**	**73,615**

(1) The figures for Electrical and Furniture France include only those stores consolidated in the Group's figures. Electrical and Furniture France also operates 150 non-consolidated franchise stores with 387.5 000's sq metres of selling space and 3,000 FTE employees.

KINGFISHER PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
For the half year ended 4 August 2001

£millions	Notes	Total	Discontinued Operations	Continuing Operations
Turnover including share of joint ventures		**6,091.7**	1,397.7	4,694.0
Less: share of joint ventures' turnover		**(51.5)**	(3.3)	(48.2)
	1	**6,040.2**	1,394.4	4,645.8
Group operating profit/(loss)		**100.7**	(26.2)	126.9
Share of operating profit in:				
Joint ventures		**3.5**	-	3.5
Associates		**1.8**	-	1.8
Total operating profit/(loss) including share of joint ventures and associates		**106.0**	(26.2)	132.2
Analysed as:				
Home Improvement		**205.0**	-	205.0
Electrical and Furniture		**40.7**	-	40.7
General Merchandise		**(23.1)**	(23.1)	-
Property		**46.2**	21.4	24.8
E-commerce and other new channels		**(22.1)**	(11.1)	(11.0)
Other operating costs		**(21.7)**	-	(21.7)
Exceptional items – operating	2	**(107.5)**	(9.6)	(97.9)
Acquisition goodwill amortisation		**(11.5)**	(3.8)	(7.7)
Total operating profit/(loss) including share of joint ventures and associates		**106.0**	(26.2)	132.2
Exceptional items - non operating:				
Demerger costs	2	**(27.2)**	(27.2)	-
Loss on the sale of operations	2	**(342.5)**	(342.5)	-
Loss on the disposal of fixed assets	2	**(48.8)**	(17.5)	(31.3)
(Loss)/profit on ordinary activities before interest		**(312.5)**	(413.4)	100.9
Net interest payable		**(42.8)**	(22.2)	(20.6)
(Loss)/profit on ordinary activities before tax		**(355.3)**	(435.6)	80.3
Taxation on ordinary activities		**(43.7)**	21.2	(64.9)
(Loss)/profit on ordinary activities after tax		**(399.0)**	(414.4)	15.4
Equity minority interests		**(54.8)**	-	(54.8)
Loss attributable to the members of Kingfisher plc		**(453.8)**	(414.4)	(39.4)
Dividends on equity shares	3	**(53.4)**	-	(53.4)
Retained loss for the period		**(507.2)**	(414.4)	(92.8)
(Loss)/earnings per share (pence):	4			
Basic		**(32.9)**		(2.9)
Diluted		**(32.9)**		(3.0)
Adjusted basic		**5.2**		6.9
Adjusted diluted		**5.0**		6.6

KINGFISHER PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
Continuing operations for the half year ended 4 August 2001

£millions	Notes	Total	Goodwill Amortisation & Exceptional Items	Before Goodwill Amortisation & Exceptional Items
Turnover including share of joint ventures		**4,694.0**	-	4,694.0
Less: share of joint ventures' turnover		**(48.2)**	-	(48.2)
	1	**4,645.8**	-	4,645.8
Group operating profit/(loss)		**126.9**	(105.6)	232.5
Share of operating profit in:				
Joint ventures		**3.5**	-	3.5
Associates		**1.8**	-	1.8
Total operating profit/(loss) including share of joint ventures and associates		**132.2**	(105.6)	237.8
Analysed as:				
Home Improvement		**205.0**	-	205.0
Electrical and Furniture		**40.7**	-	40.7
Property		**24.8**	-	24.8
E-commerce and other new channels		**(11.0)**	-	(11.0)
Other operating costs		**(21.7)**	-	(21.7)
Exceptional items – operating	2	**(97.9)**	(97.9)	-
Acquisition goodwill amortisation		**(7.7)**	(7.7)	-
Total operating profit/(loss) including share of joint ventures and associates		**132.2**	(105.6)	237.8
Exceptional items - non operating:				
Loss on the disposal of fixed assets	2	**(31.3)**	(31.3)	-
Profit/(loss) on ordinary activities before interest		100.9	(136.9)	237.8
Net interest payable		**(20.6)**	-	(20.6)
Profit/(loss) on ordinary activities before tax		80.3	(136.9)	217.2
Taxation on ordinary activities		**(64.9)**	0.9	(65.8)
Profit/(loss) on ordinary activities after tax		15.4	(136.0)	151.4
Equity minority interests		**(54.8)**	2.1	(56.9)
(Loss)/profit attributable to the members of Kingfisher plc		**(39.4)**	(133.9)	94.5
(Loss)/earnings per share (pence):	4			
Basic		**(2.9)**		-
Diluted		**(3.0)**		-
Adjusted basic		-		6.9
Adjusted diluted		-		6.6

KINGFISHER PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
For the half year ended 29 July 2000 (as restated)*

£million	Notes	Total	Discontinued Operations	Continuing Operations
Turnover including share of joint ventures		**5,496.6**	1,326.9	4,169.7
Less: share of joint ventures' turnover		**(37.7)**	(2.5)	(35.2)
	1	**5,458.9**	1,324.4	4,134.5
Group operating profit		**236.0**	17.7	218.3
Share of operating profit/(loss) in:				
Joint ventures		**2.1**	-	2.1
Associates		**(13.3)**	(14.5)	1.2
Total operating profit including share of joint ventures and associates		**224.8**	3.2	221.6
Analysed as:				
Home Improvement		**191.4**	-	191.4
Electrical and Furniture		**48.1**	-	48.1
General Merchandise		**6.3**	6.3	-
Property		**38.5**	20.0	18.5
E-commerce and other new channels		**(28.5)**	(21.4)	(7.1)
Other operating costs		**(22.9)**	-	(22.9)
Acquisition goodwill amortisation		**(8.1)**	(1.7)	(6.4)
Total operating profit including share of joint ventures and associates		**224.8**	3.2	221.6
Exceptional items - non operating:				
Loss on the disposal of fixed assets	2	**(0.9)**	-	(0.9)
Gain on deemed disposal of Liberty Surf Group S.A.		**120.8**	120.8	-
Profit on ordinary activities before interest		**344.7**	124.0	220.7
Net interest payable		**(28.9)**	(20.4)	(8.5)
Profit on ordinary activities before tax		**315.8**	103.6	212.2
Taxation on ordinary activities		**(60.8)**	4.2	(65.0)
Profit on ordinary activities after tax		**255.0**	107.8	147.2
Equity minority interests		**(44.5)**	-	(44.5)
Profit attributable to the members of Kingfisher plc		**210.5**	107.8	102.7
Dividends on equity shares	3	**(58.4)**	-	(58.4)
Retained profit for the period		**152.1**	107.8	44.3
Earnings per share (pence):	4			
Basic		**15.4**		7.5
Diluted		**15.2**		7.4
Adjusted basic		**8.3**		8.1
Adjusted diluted		**8.2**		7.9

* As restated for the implementation of FRS 19 "Deferred Tax" (see note 7)

KINGFISHER PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
For the year ended 3 February 2001(as restated)*

£millions	Notes	Total	Discontinued Operations	Continuing Operations
Turnover including share of joint ventures		**12,219.9**	3,375.6	8,844.3
Less: share of joint ventures' turnover		**(85.7)**	(6.8)	(78.9)
	1	**12,134.2**	3,368.8	8,765.4
Group operating profit		**704.5**	160.3	544.2
Share of operating profit/(loss) in:				
Joint ventures		**5.7**	-	5.7
Associates		**(39.9)**	(42.0)	2.1
Total operating profit including share of joint ventures and associates		**670.3**	118.3	552.0
Analysed as:				
Home Improvement		**398.5**	-	398.5
Electrical and Furniture		**184.0**	-	184.0
General Merchandise		**140.7**	140.7	-
Property		**85.9**	42.2	43.7
E-commerce and other new channels		**(81.9)**	(61.3)	(20.6)
Other operating costs		**(44.8)**	-	(44.8)
Exceptional items – operating	2	**5.8**	-	5.8
Acquisition goodwill amortisation		**(17.9)**	(3.3)	(14.6)
Total operating profit including share of joint ventures and associates		**670.3**	118.3	552.0
Exceptional items - non operating:				
Demerger costs	2	**(8.8)**	(8.8)	-
Loss on the sale of operations	2	**(14.7)**	(1.4)	(13.3)
Profit on the disposal of fixed assets	2	**0.2**	-	0.2
Gain on deemed disposal of Liberty Surf Group S.A.		**120.8**	120.8	-
Profit on ordinary activities before interest		**767.8**	228.9	538.9
Net interest payable		**(76.6)**	(47.6)	(29.0)
Profit on ordinary activities before tax		**691.2**	181.3	509.9
Taxation on ordinary activities		**(177.3)**	(17.5)	(159.8)
Profit on ordinary activities after tax		**513.9**	163.8	350.1
Equity minority interests		**(103.8)**	-	(103.8)
Profit attributable to the members of Kingfisher plc		**410.1**	163.8	246.3
Dividends on equity shares	3	**(214.8)**	-	(214.8)
Retained profit for the financial year		**195.3**	163.8	31.5

* As restated for the implementation of FRS 19 "Deferred Tax" (see note 7)

KINGFISHER PLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 4 August 2001

£ millions		4 August 2001		*As Restated* 29 July 2000*		*As Restated* 3 February 2001*
Fixed assets						
Intangible assets		**389.9**		468.0		508.9
Tangible assets		**4,177.9**		3,598.1		4,139.6
Investments		**150.2**		272.0		294.5
		4,718.0		4,338.1		4,943.0
Current assets						
Development work in progress		**104.1**		123.9		89.2
Stocks		**1,951.8**		1,946.5		2,095.5
Debtors		**796.9**		876.7		995.7
Securitised consumer receivables	**275.8**		289.9		261.1	
Less: non-recourse secured notes	**(225.1)**	**50.7**	(222.4)	67.5	(211.8)	49.3
Investments		**191.7**		185.1		168.6
Cash at bank and in hand		**123.9**		203.8		120.1
		3,219.1		3,403.5		3,518.4
Creditors						
Amounts falling due within one year		**(3,725.1)**		(3,646.4)		(4,003.9)
Net current liabilities		**(506.0)**		(242.9)		(485.5)
Total assets less current liabilities		**4,212.0**		4,095.2		4,457.5
Creditors						
Amounts falling due after more than one year		**(800.0)**		(689.6)		(881.1)
Provisions for liabilities and charges		**(61.0)**		(69.5)		(73.7)
		3,351.0		3,336.1		3,502.7
Called up share capital		**175.8**		173.7		174.6
Reserves		**2,552.5**		2,669.1		2,762.1
Equity shareholders' funds		**2,728.3**		2,842.8		2,936.7
Equity minority interests		**622.7**		493.3		566.0
		3,351.0		3,336.1		3,502.7

* As restated for the implementation of FRS 19 "Deferred Tax" (see note 7)

Approved by the Board
Sir Geoffrey Mulcahy ***Director***
Helen Weir ***Director***
12 September 2001

KINGFISHER PLC
SUMMARY CONSOLIDATED CASH FLOW STATEMENT
(UNAUDITED)

For the half year ended 4 August 2001

£ millions	Notes	Half year ended 4 August 2001	Half year ended 29 July 2000	Year ended 3 February 2001
Net cash inflow from operating activities	5	**389.2**	312.6	563.2
Returns on investment and servicing of finance				
Net interest paid		**(54.1)**	(42.1)	(86.4)
Dividends received from joint ventures		**2.0**	-	-
Dividends paid by subsidiaries to minorities		**(30.2)**	(26.3)	(27.9)
Net cash outflow from returns on investment and servicing of finance		**(82.3)**	(68.4)	(114.3)
Taxation				
Tax paid		**(78.4)**	(86.6)	(161.4)
Capital expenditure and financial investment				
Net purchase of fixed assets		**(343.2)**	(237.4)	(832.2)
Net sale/(purchase) of investments		**113.3**	(76.9)	(95.6)
Net cash outflow from capital expenditure and financial investment		**(229.9)**	(314.3)	(927.8)
Acquisitions and disposals				
Purchase of subsidiary and business undertakings		**(10.2)**	(52.4)	(117.3)
Sale of subsidiary and business undertakings		**252.0**	-	2.7
Sale/(purchase) of joint ventures/associated undertakings		**2.4**	(9.6)	(15.7)
Issue of shares by group companies to minority shareholders		**3.7**	-	29.1
Net cash inflow/(outflow) from acquisitions and disposals		**247.9**	(62.0)	(101.2)
Equity dividends paid to shareholders		**(125.2)**	(89.4)	(146.6)
Net cash inflow/(outflow) before use of liquid resources and financing		**121.3**	(308.1)	(888.1)
Management of liquid resources				
Net movement in short-term deposits		**-**	(5.5)	4.2
Net movement in short-term investments		**(23.1)**	169.3	183.7
Net cash (outflow)/inflow from management of liquid resources		**(23.1)**	163.8	187.9
Financing				
Issue of ordinary share capital		**6.9**	62.6	53.2
Capital element of finance lease rental payments		**(4.4)**	(3.3)	(2.4)
Net movement in loans		**(114.4)**	80.3	630.5
Net cash (outflow)/inflow from financing		**(111.9)**	139.6	681.3
Decrease in cash	6	**(13.7)**	(4.7)	(18.9)

KINGFISHER PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1. Turnover

£ millions	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2001
Home Improvement	**2,985.0**	2,591.3	5,093.5
UK	**1,672.0**	1,420.4	2,766.9
France	**930.6**	868.7	1,707.5
Other	**382.4**	302.2	619.1
Electrical and Furniture	**1,622.9**	1,502.8	3,564.9
UK	**518.5**	455.4	1,135.1
France	**731.8**	684.3	1,605.4
Germany	**285.0**	265.0	605.7
Other	**87.6**	98.1	218.7
Property	**11.6**	8.8	48.8
Financial Services	**26.3**	31.6	58.2
Total continuing operations	**4,645.8**	4,134.5	8,765.4
Discontinued operations	**1,394.4**	1,324.4	3,368.8
Total	**6,040.2**	5,458.9	12,134.2

2. Exceptional items

Demerger costs of £41.0m have been charged to the profit and loss account as follows:

	£m	£m
Operating cost - continuing	(4.2)	-
- discontinued	(9.6)	
		(13.8)
Non-operating - discontinued		(27.2)
		(41.0)

The operating exceptional item also includes £93.7m in relation to an impairment charge against the remaining goodwill in respect of the ProMarkt business, which has been charged to continuing operations.

The loss on the sale of operations item of £342.5m represents the loss on the sale of the Superdrug business, which incorporates a non-cash accounting adjustment of £287.5m in respect of goodwill previously written off to reserves.

The loss on the disposal of fixed assets item represents the following:

	£m	£m
Continuing operations:		
- Provisions for loss on the disposal of Virtueller Bau-Markt AG	(4.8)	
- Provision for loss on the disposal of Recommend Limited	(3.0)	
- Provision against the carrying value of investment in Dekor Inc	(23.2)	
- Losses on the disposal of properties	(0.3)	
		(31.3)
Discontinued operations:		
- Provision for loss on the disposal of Think Natural Limited	(4.5)	
- Provision for loss on the disposal of Tiscali SpA	(13.0)	
		(17.5)
Total		(48.8)

The losses and profits on the disposal of fixed asset items in the half year ended 29 July 2000 and the year ended 3 February 2001 relate to property disposals in continuing businesses.

For the year ended 3 February 2001 the operating exceptional income of £5.8m represents a non-recurring reduction in local French business tax on the restructuring of Group companies.

For the year ended 3 February 2001 the loss on the sale of operations item of £14.7m included £13.3m in respect of the loss on the disposal of the Electric City business, (charged to continuing operations) and £1.4m in respect of the loss on the sale of the Andre Deutsch business (charged to discontinued operations).

3. **Dividends**

An interim dividend of 4.345p amounting to £53.4m (2000: 4.25p, £58.4m) will be paid on 16 November 2001 to shareholders on the Register at 28 September 2001. A scrip dividend will be offered and forms of election will be sent to shareholders on 9 October 2001.

4. **Earnings/(loss) per share**

The earnings per share calculations set out below are stated before taking account of the 10 for 11 share consolidation.

Continuing Operations

The calculation of basic earnings per share for continuing operations is based on the loss on ordinary activities, after taxation and minority interests, of £(39.4)m (2000: profit of £102.7m) and the weighted average number of shares in issue during the period of 1,378.7m (2000: 1,363.1m). The diluted earnings per share for continuing operations is based on the diluted loss on ordinary activities, after taxation and minority interests, of £(41.9)m (2000: profit of £102.0m) and the diluted weighted average number of shares in issue during the period of 1,385.6m (2000: 1,381.7m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Per share amount pence	**Half year ended 4 August 2001**	As restated Half year ended 29 July 2000	As restated Year ended 3 February 2001
Basic (loss)/earnings per share	**(2.9)**	7.5	18.0
Earnings per share relating to exceptional items	**9.2**	0.1	0.8
Earnings per share relating to acquisition goodwill amortisation	**0.6**	0.5	1.1
Basic adjusted earnings per share	**6.9**	8.1	19.9
Diluted (loss)/earnings per share	**(3.0)**	7.4	17.4
Earnings per share relating to exceptional items	**9.0**	-	0.7
Earnings per share relating to acquisition goodwill amortisation	**0.6**	0.5	1.1
Diluted adjusted earnings per share	**6.6**	7.9	19.2

Total Group

The calculation of basic earnings per share for the total Group is based on the loss on ordinary activities, after taxation and minority interests, of £(453.8)m (2000: profit of £210.5m) and the weighted average number of shares in issue during the period of 1,378.7m (2000: 1,363.1m). The diluted earnings per share is based on the diluted loss on ordinary activities, after taxation and minority interests, of £(456.3)m (2000: profit of £209.8m) and the diluted weighted average number of shares in issue during the period of 1,385.6m (2000: 1,381.7m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Per share amount pence	Half year ended 4 August 2001	As restated Half year ended 29 July 2000	As restated Year ended 3 February 2001
Basic (loss)/earnings per share	**(32.9)**	15.4	29.9
Earnings per share relating to exceptional items	**37.3**	(8.8)	(7.3)
Earnings per share relating to acquisition goodwill amortisation	**0.8**	0.6	1.3
Earnings per share relating to estimated Liberty Surf Group S.A. losses	**-**	1.1	3.1
Basic adjusted earnings per share	**5.2**	8.3	27.0
Diluted (loss)/earnings per share	**(32.9)**	15.2	29.2
Earnings per share relating to exceptional items	**37.1**	(8.6)	(7.2)
Earnings per share relating to acquisition goodwill amortisation	**0.8**	0.6	1.3
Earnings per share relating to estimated Liberty Surf Group S.A. losses	**-**	1.0	3.0
Diluted adjusted earnings per share	**5.0**	8.2	26.3

5. Reconciliation of cashflow from operating activities

£ millions	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2001
Group operating profit	**100.7**	236.0	704.5
Impairment charge	**93.7**	-	-
Depreciation and amortisation	**138.0**	107.0	233.7
	332.4	343.0	938.2
(Increase)/decrease in development work in progress	**(14.9)**	(25.6)	7.5
Increase in stocks	**(13.8)**	(255.8)	(377.3)
Decrease/(increase) in debtors	**161.1**	(67.7)	(143.6)
(Decrease)/increase in creditors	**(78.8)**	315.6	127.8
Loss on disposal of fixed assets	**3.2**	3.1	10.6
Net cash inflow from operating activities	**389.2**	312.6	563.2

6. Reconciliation of net borrowings

£ millions	**Half year ended 4 August 2001**	Half year ended 29 July 2000	Year ended 3 February 2001
Net debt at start of period	**(1,873.8)**	(1,020.8)	(1,020.8)
Decrease in cash	**(13.7)**	(4.7)	(18.9)
Debt in subsidiaries acquired	**-**	-	(0.8)
Net movement in short-term deposits	**-**	5.5	(4.2)
Net movement in investments	**23.1**	(169.3)	(183.7)
Change in market value in investments	**-**	1.1	-
Net movement in loans	**114.4**	(80.3)	(630.5)
Foreign exchange effects	**16.7**	(4.4)	(14.9)
Net debt at end of period	**(1,733.3)**	(1,272.9)	(1,873.8)

7. Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 3 February 2001, except in respect of the changes discussed below caused by the introduction of Financial Reporting Standard 19 "Deferred Tax" ("FRS 19").

Financial Reporting Standard 19 "Deferred Tax" has been adopted for the first time in these financial statements. As required by the Standard, deferred taxation has been calculated using the full provision approach rather than the partial provision approach previously employed. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. If the previous policy had been adopted in the current half year, the impact would have been to increase profit after tax by £1.5m. The impact of adopting the new policy on the half year to 29 July 2000 has been to reduce profit after tax by £2.6m. The impact of adopting the new policy on the year ended 3 February 2001 has been to reduce profit after tax by £6.5m. The cumulative effect of this charge on reserves at 3 February 2001 is £46.4m and this change has been accounted for as a prior period adjustment.

Financial Reporting Standard 18 "Accounting Policies" has also been adopted for these financial statements. The Directors have reviewed the accounting policies adopted by the Group and have confirmed that they are the most appropriate to the particular circumstances of Kingfisher plc. There is no change to previously reported numbers as a result of the adoption of this standard.

8. **Post balance sheet events**

On 13 August 2001 the Group announced the sale of 182 high street properties. The properties have been sold for £614m to a partnership between London and Regional Properties and Goldman Sachs' Whitehall Fund.

On 24 August 2001 at an extraordinary meeting of Kingfisher shareholders the demerger of the Group's General Merchandise business to Woolworths Group plc was approved. Shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001.

9. **Full year comparatives**

The results for the year to 3 February 2001 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

10. **Shareholder information**

Copies of the results will be sent to shareholders during the week commencing 24 September 2001 and additional copies will be available from Kingfisher plc, North West House, 119 Marylebone Road, London NW1 5PX.

Independent review report to Kingfisher plc

We have been instructed by the Company to review the financial information set out on pages 17 to 22 and the notes thereto, and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 4 August 2001.

PricewaterhouseCoopers
Chartered Accountants
London
12 September 2001

Kingfisher plc
File Reference 82-968

press releases

5 October 2001

Francis Mackay to be Kingfisher Chairman Designate

Kingfisher plc announces today (5 October) that Francis Mackay, Executive Chairman of Compass Group PLC, will succeed Sir John Banham as Chairman of Kingfisher with effect from 7 December 2001. Mr Mackay will join the Board of Kingfisher, in a non-executive capacity, as Deputy Chairman with effect from 2 November 2001. Sir John Banham, who is 61, has been Chairman of Kingfisher since February 1996.

Francis Mackay, who is 56, has led the growth of the Compass Group into the world's largest foodservice company with major businesses in Continental Europe and North America, as well as the UK. Over the last ten years, Compass Group has grown substantially, from an initial market capitalisation of £200 million to over £10 billion today. During that time, Francis Mackay has overseen a number of major acquisitions, including in France where annual turnover is now in excess of £700 million. Compass Group now has over 270,000 employees in over 90 countries with annual revenues of some £9 billion.

Mr Mackay continues as Executive chairman of Compass Group PLC. He is also currently a Non Executive Director of Centrica PLC.

Commenting on Mr Mackay's appointment, Kingfisher's Chief Executive, Sir Geoff Mulcahy said:

"I and the Board are delighted that Francis Mackay will be joining us as Chairman Designate. His international experience of operations and acquisitions, together with his track record in leading profitable growth at Compass Group, will really help us to realise Kingfisher's full potential in the years ahead, for our shareholders' benefit".

Francis Mackay added:

"I am looking forward to working with Geoff Mulcahy, and the Board of Kingfisher, to ensure that the Group's leading position in European retail is translated into continuing strong sales and profit growth".

-ends-

Notes to Editors

Kingfisher plc is one of Europe's leading retailers, operating principally in the International Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises overseas, making it the UK's most international retailer. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries and includes some of the best retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT. Over the past five years, Kingfisher's home retailing operations have delivered compound annual growth in sales of 23% with growth in retail profit of 27%.

For further information on Compass Group PLC, please visit www.compass-group.com

For further information

Andrew Mills

Director of Corporate Affairs 020 7724 7749

EMBARGOED UNTIL 0700 HOURS
Tuesday 20 November 2001

Trading statement for 13 week period ended 3 November 2001

KINGFISHER REPORTS SALES GROWTH OF 13.5%

Kingfisher plc, the leading European retail group, today reports that total sales for its continuing operations, excluding the now separated General Merchandise businesses, grew during the third quarter ended 3 November 2001 by 13.5% to £2.4 billion. Like-for-like sales increased by 4.8% for the quarter.

For the year to date, total sales were up 12.5% and like-for-like sales were ahead by 4.7%. The effects of the events of 11 September proved to be short term with sales quickly reverting to the previous trends.

Home Improvement

The Group's largest sector, Home Improvement, continued to deliver excellent sales growth. The sector's performance was again boosted by B&Q in the UK which delivered double-digit organic like-for-like growth for the third quarter in a row. In France, Brico Depôt continues to grow strongly offsetting the slower growing Castorama main chain stores.

Electrical and Furniture

The sector saw strongest growth in the UK, capitalising on a strong electricals market. Comet delivered total sales growth of 15.8%, of which organic like-for-like growth was over 6%. In France, where the market has been slower, total sales grew by 8.4% with organic like-for-like sales growing by 1.0%. In Germany, the electricals market remained challenging. However, steps taken to turnaround ProMarkt continued to show results, with an improved gross margin and lower costs despite the lower sales.

Commenting on the sales figures, Sir Geoffrey Mulcahy, Group Chief Executive, said: "Overall, these are encouraging sales figures, with B&Q in particular continuing to deliver very strong growth. In these uncertain times, we are focused on consistently offering our customers the best choice, service and value, whilst managing costs tightly."

Kingfisher's next sales update will be made in February 2002 and will cover the fourth quarter of the current financial year.

-end-

Note to editors

Kingfisher plc is one of Europe's leading retailers operating principally in the international Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises overseas, making it the UK's most international retailer. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT.

Further enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations **+44 (0) 20 7725 4889**

Media Enquiries
Andrew Mills, Director of Corporate Affairs **+44 (0) 20 7725 5776**

France
Graham Fairbank, Head of Corporate Communications **+33 (0) 1 43 18 52 26**

Kingfisher plc +44 (0) 20 7724 7749
Kingfisher Website www.kingfisher.com

Kingfisher plc
File Reference 82-968

QUARTER 3 TRADING STATEMENT

Third quarter 2001/02

Sales for the 13 week period ended 3 November 2001

	2001/02	2000/01	% increase/(decrease) Total sales	Like-for-like
	£m	£m	%	%
Home Improvement sector				
UK (1)	800.5	660.8	21.1	12.7
France (2)	484.6	451.2	7.4	3.7
Other (3)	205.3	167.0	22.9	2.8
Sector total	**1,490.4**	**1,279.0**	**16.5**	**8.1**
Electrical and Furniture sector				
UK (4)	308.0	265.9	15.8	6.3
France (5)	411.8	379.9	8.4	1.0
Germany (6)	136.2	145.9	(6.6)	(13.9)
Other (7)	49.6	40.0	24.0	(5.5)
Sector total	**905.6**	**831.7**	**8.9**	**(0.4)**
Total Continuing Operations (8)	**2,396.0**	**2,110.7**	**13.5**	**4.8**
Home Improvement France (EURm)	776.6	737.8	**5.3**	
Electrical and Furniture France (EURm)	660.3	630.5	**4.7**	
Electrical and Furniture Germany (EURm)	218.1	242.7	**(10.1)**	

The like-for-like increases are shown at constant exchange rates

Notes:
(1) Home Improvement UK comprises B&Q and Screwfix.
(2) Home Improvement France relates to domestic French operations only (Castorama France, Brico Depôt, Dubois Matériaux and Amiland).
(3) Home Improvement Other includes all Home Improvement activities outside France and the UK. B&Q China included for the 3 months to 30 September 2001 (last year 3 months to 30 September 2000).
(4) Electrical and Furniture UK relates to Comet.
(5) Electrical and Furniture France comprises Darty and BUT.
(6) Electrical and Furniture Germany relates to ProMarkt, included for the 3 months August to October 2001 and August to October 2000 respectively (previously reported as the 3 months to 30 September 2000).
(7) Electrical and Furniture Other comprises BCC, Vanden Borre and Datart. Datart included for the 3 months to 30 September 2001. Previously reported numbers for last year also included sales of £8.7m from Electric City.
(8) Sales from operations outside the UK are reported on a calendar month basis.

QUARTER 3 TRADING STATEMENT

Third quarter 2001/02

Sales for the 39 week period ended 3 November 2001

	2001/02 £m	2000/01 £m	% increase/(decrease) Total sales %	Like-for-like %
Home Improvement sector				
UK (1)	2,472.5	2,081.2	18.8	12.4
France (2)	1,415.2	1,319.9	7.2	3.7
Other (3)	587.7	469.2	25.3	(0.3)
Sector total	**4,475.4**	**3,870.3**	**15.6**	**7.8**
Electrical and Furniture sector				
UK (4)	826.5	721.4	14.6	5.5
France (5)	1,130.8	1,064.1	6.3	0.8
Germany (6)	446.1	460.4	(3.1)	(9.8)
Other (7)	137.2	120.1	14.2	(8.1)
Sector total	**2,540.6**	**2,366.0**	**7.4**	**(0.4)**
Total Continuing Operations (8)	**7,016.0**	**6,236.3**	**12.5**	**4.7**
Home Improvement France (EURm)	2,282.2	2,158.2	**5.7**	
Electrical and Furniture France (EURm)	1,823.5	1,748.2	**4.3**	
Electrical and Furniture Germany (EURm)	719.4	756.8	**(4.9)**	

The like-for-like increases are shown at constant exchange rates

Notes:
(1) Home Improvement UK comprises B&Q and Screwfix.
(2) Home Improvement France relates to domestic French operations only (Castorama France, Brico Depôt, Dubois Matériaux and Amiland).
(3) Home Improvement Other includes all Home Improvement activities outside France and the UK. B&Q China included for the 9 months to 30 September 2001 (last year 9 months to 30 September 2000).
(4) Electrical and Furniture UK relates to Comet.
(5) Electrical and Furniture France comprises Darty and BUT.
(6) Electrical and Furniture Germany relates to ProMarkt, included for the 10 months January to October 2001 and January to October 2000 respectively (previously reported as the 9 months to 30 September 2000).
(7) Electrical and Furniture Other comprises BCC, Vanden Borre and Datart. Datart included for the 9 months to 30 September 2001. Previously reported numbers for last year also included sales of £26.6m from Electric City.
(8) Sales from operations outside the UK are reported on a calendar month basis.

Kingfisher plc
File Reference 82-968

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27 November 2001

Kingfisher and Hornbach Form Strategic Alliance

Kingfisher plc, the leading European retailer, announces that it has entered into an agreement to acquire a strategic stake of 25% plus 1 share of the 4 million voting ordinary shares of Hornbach Holding AG, the leading warehouse player in the German DIY market, with activities also in several other EU countries.

The investment represents a further step forward for Kingfisher's strategy of developing market-leading positions in key European home improvement markets. It is expected to be earnings enhancing for Kingfisher in the first full year.

The 25% stake will be purchased from the Hornbach family, which will retain the remainder of the voting stock. In addition to its ordinary shares, which constitute half of the total share capital of Hornbach Holding, the business has 4 million non-voting preference shares. Kingfisher will account for it as an associated company taking in 12.5% of Hornbach's net income.

Hornbach Holding holds 80% of the publically-quoted Hornbach-Baumarkt-AG. This fast expanding 74-strong chain trades under the Hornbach name and features the highest average store size in German DIY, at 9,700 square metres. It has achieved the highest sales per store and sales per square metre in its sector. The business is on schedule to open five new stores in Germany during the current year, slightly ahead of its recent annual rate of openings.

Hornbach-Baumarkt has also expanded internationally with a total of 16 stores in Austria, the Netherlands, Czech Republic and Luxembourg.

Hornbach Holding has achieved a compound annual sales growth of 13% over the last five years and has consistently grown market share and traded profitably over this period. The net asset value of the business as at 28 February 2001 was DM 701 million (£223 million). Its gross sales in the twelve months to that date were DM 3,068 million (£975 million), up 12.4% on the previous year and its net income was DM 53 million (£16.8 million).

Commenting on the move Kingfisher's Chief Executive, Sir Geoffrey Mulcahy, said: " We have the highest respect for what Otmar Hornbach has achieved in building such an outstanding business. Kingfisher is already the leading home improvement retailer in Europe, through its market leading positions in the UK and France, and we are looking forward to participating in Hornbach's future growth in Europe's largest market. "

Albrecht Hornbach, Chairman of the Management Board of Hornbach Holding, added: "The international growth of the Hornbach Group will acquire a new quality and additional dynamism through the commitment of Kingfisher."

Kingfisher's investment will entitle it to two seats on the six-member Supervisory Board of Hornbach Holding and one seat on the Supervisory Board of Hornbach-Baumarkt. The shareholder agreement provides for a mutual right of first refusal in the event that either party wishes to reduce its shareholding in the future.

Kingfisher's acquisition of its stake in Hornbach is conditional on clearance by the German and Austrian competition authorities.

-ends-

Notes to Editors

1. The non-voting preference shares in Hornbach Holding are quoted on the Frankfurt Stock Exchange. They are widely held by third parties and were valued on 26 November at Euro 50.50 each.

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2. Shares in Hornbach-Baumarkt are listed on the German Stock Exchange in floating-price trading and also on on the SMAX. On 26 November they were valued at Euro 24.95 each. The 20% minority interest, of around 3 million shares, is held by independent shareholders.

3. Kingfisher plc is one of Europe's leading retailers operating principally in the international Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises overseas, making it the UK's most international retailer. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT.

4. Hornbach Holding AG, through its subsidiary Hornbach-Baumarkt-AG, operates 90 stores in five European countries with a total sales area of 847,000 square metres. It also has three separate garden centres (13,350 square metres in total) which trade under the umbrella of Hornbach Florapark GmbH. Hornbach is the DIY warehouse market leader in Germany with an average sales area of more than 9,700 square metres for each DIY store. The sales of Hornbach Holding are expected to be more than DM 3.4 billion in the current financial year.

For further information

Broker and Institutional Enquiries
Ian Harding,
Director of Investor Relations +44 (0) 20 7725 4889

Media Enquiries
Andrew Mills,
Director of Corporate Affairs +44 (0) 20 7725 5776

France
Graham Fairbank,
Head of Corporate Communications +33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

Duncan Campbell-Smith,
The Maitland Consultancy +44 (0) 20 7379 5151

Kingfisher plc
File Reference 82-968

7 December 2001

Francis Mackay takes up chairmanship of Kingfisher

Francis Mackay has formally assumed the non-executive chairmanship of Kingfisher plc. The appointment of Mr Mackay, who is 56, was announced on October 5th and he succeeded Sir John Banham in the post at a full meeting of the Board this morning.

Sir John, 61, retires after serving as non-executive chairman since February 1996. Acknowledging his contribution to the development of the Group over this period, Sir Geoff Mulcahy, Kingfisher's chief executive, said: "Kingfisher has been transformed from a UK-based general retailer to a genuinely international retailer with operations in 16 countries and a strong focus on selling products for the home.

"On behalf of the Board," said Sir Geoff, "I would like to record our thanks and appreciation to John for everything he has done for Kingfisher through almost six years of pivotal change for the Group. We wish him every success for the future."

Mr Mackay said: "I'm delighted to be taking up the job where John left off. Kingfisher is now a leading international retailing business. I'm looking forward to doing everything I can to help the Group make the most of its huge potential."

-ends-

Notes to Editors

1. Kingfisher plc is one of Europe's leading retailers operating in the international home improvement and electrical and furniture markets

2. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT. Kingfisher's non-UK sales have grown from 22% of the total in 1996 to around 55% today, making Kingfisher the UK's most international retailer. During the same period, operating profit grew by over 140%, from £317 million to £723 million, with particular success at B&Q where profits grew almost five-fold.

3. Francis Mackay continues as Executive Chairman of Compass Group PLC, the world's largest foodservice company with major businesses in Continental Europe. Over the last ten years, Mr Mackay has led the growth of the Compass Group, from an initial market capitalisation of £200 million to over £10 billion today.

4. Sir John's current positions include non-executive chairman of Whitbread plc and senior non-executive director of Amvescap plc, a leading independent investment manager with offices in 25 countries and over £260bn of funds under management, as at 19 October 2001.

For further information

Broker and Institutional Enquiries

Ian Harding, Director of Investor Relations	+44 (0) 20 7725 4889

Media Enquiries

Andrew Mills, Director of Corporate Affairs	+44 (0) 20 7725 5776

France

Graham Fairbank, Head of Corporate Communications	+33 (0) 1 43 18 52 26

Kingfisher plc	+44 (0) 20 7724 7749
The Maitland Consultancy, Duncan Campbell-Smith	**+44 (0) 20 7379 5151**

Kingfisher plc
File Reference 82-968

3 January 2002

Kingfisher plc announces five-year title sponsorship deal for Ellen MacArthur

Kingfisher plc, a leading international retailer for the home, announced today at the London Boat Show that it would be continuing its sponsorship of Ellen MacArthur MBE with a new five-year title sponsorship deal.

Key objectives of the sponsorship for Kingfisher are to build familiarity of the Kingfisher brand with its international audiences and to create an association between the Kingfisher corporate brand and its operating companies which include B&Q and Comet in the UK.

Andrew Mills, Director of Corporate Affairs, explained the compelling reasons for continuing this relationship: "Ellen's remarkable achievements over the last three years have exceeded all our expectations. We strongly believe that Ellen represents the qualities we value highly as a company - determination, skill and professionalism, combined with the ambition and ability to succeed. She is a constant inspiration to our 90,000+ employees around the globe, and we see parallels between her international ambition and our own. We are delighted to continue to support Ellen through the highs-and-lows of racing across the oceans."

Well-known for her success as a single-handed yachtswoman, Ellen's achievements were recently celebrated at the BBC Sports Personality of the Year Award; however despite being sandwiched between two celebrity goal-scorers, Beckham and Owen, Ellen remains committed to her own personal sailing goals!

Ellen has enjoyed a winning association with Kingfisher plc since November 1998, and is delighted that the international home retail group will continue to back her for the next five years.

Ellen believes that she still has much to learn and is looking forward to the challenges ahead: "I intend to use the next few years to expand my knowledge and experience, both technically, personally and as part of the team. As my objectives remain focused on the multihull circuit, I do not plan to compete in the 2004 Vendée Globe, it's a tough race to do twice in a row. However that does not mean that I have ruled it out for the future!"

Before her shift to multihulls, Ellen will race her beloved monohull Kingfisher in possibly the boat's last serious solo race with Ellen at the helm - the 2002 Route du Rhum. This is a 3,000-mile transatlantic race against the world's best sailors and is France's biggest sailing event outside of the Vendée Globe, the solo round-the-word race that put Ellen and *Kingfisher* on the map.

The Southern Ocean will follow next Winter - this time as part of a team - with Ellen and a 12-strong crew bidding for the Jules Verne Trophy for the fastest boat around the globe, in any sailing vessel with an unspecified number of crew members. The current record is 71 days, 14 hours, 22 mins and 8 seconds.

The programme will then build towards the ultimate trophy of success in the trimaran division of the 2006 Route du Rhum with a new 3-hulled 'Kingfisher' launched during 2005.

-ends-

Notes to Editors

1. For more information visit www.kingfisherchallenges.com. Copyright-free photographs and TV images are available. Please contact Helen King on + 44 (0) 1983 282 797.

2. Kingfisher is one of Europe's leading retailers, operating in the international home improvement and electrical and furniture markets. More than half of the Group's turnover

arises overseas, making it the UK's most international retailer. Kingfisher employs more than 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe including B&Q and Comet in the UK and Castorama, Darty and BUT in France.

3. The 48th London Boat Show is held at London's Earls Court between 3 and 13 January 2002. For more information visit www.bigblue.org.uk/boatshowlondon.cfm.

For further information

Jean Pilkington Corporate Affairs, Kingfisher plc	+ 44 (0) 207 725 5716
Graham Fairbank Kingfisher plc, Paris	+ 33 (0) 1 43 18 52 00
Helen King Race & Project Enquiries	+ 44 (0) 1983 282 797

Outline provisional programme for Ellen Macarthur

2002	
Feb - April	Ellen completes her book, "Taking on the World" for publication in the Autumn. Nick Moloney, key part of the sailing team, will compete with Bruno Peyron on his Jules Verne attempt.
April 25 - 28	Ellen crews for Alain Gautier on the new Foncia in first ORMA multihull Grand Prix, Atlantic coast.
May 1 - 4	Kingfisher monohull races IMOCA Grand Prix Larmor Plage.
May 12	Kingfisher monohull races La Regatta de Rubicon, 3000 mile IMOCA race France-Canaries-Italy.
May 20	Ellen returns to France to race with Alain on Foncia in the 'Course des Phares' (Lighthouse race) from Calais-Calais.
June - July	Solo training on Kingfisher monohull.
Aug - Dec	Work-up Jules Verne boat, possible record attempts in the Atlantic.
Nov 10	Route du Rhum on Kingfisher monohull.
2003	
Jan - April	Possible Jules Verne round world record attempt [currently 71 days, 14 hours, 22 mins, 8 seconds] on existing maxi catamaran.
May - Oct	Open 60 trimaran ORMA season with Alain Gautier culminating in the Transat Jacques Vabre, once again Le Havre (France) - Salvador (Brazil) in November. Plus racing on Kingfisher monohull, on the IMOCA circuit with the Offshore Challenges Sailing Team. Building towards 2005 launch of new 60 foot trimaran Kingfisher, and full entry of the ORMA circuit, culminating with the Route du Rhum in November 2006.

End

Kingfisher plc
File Reference 82-968

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17 January 2002

Comet to create over 3,000 jobs

Comet today announced it's plans to open **70 new stores** over the next five years, creating **over 3,000 jobs** across the country.

Comet plans to open **14** of its revolutionary new destination stores per year until 2007, with each new store averaging 25,000 gross square feet. The job positions created for the stores will range from general management roles to product handlers.

Rob Cissell, Managing Director of Comet, says, "We are pleased to be able to announce our plans to create over 3,000 jobs by 2007. Comet's expansion programme highlights our confidence and commitment to expansion and investment over next 5 years."

-ENDS-

Notes to Editors

1. Comet has more than 250 stores throughout the UK which offer a wide range of the most up to date home electricals at 'Every Day Low Prices'. On average 34,000 competitor prices are checked every week to ensure that the lowest prices are maintained.

2. Kingfisher plc is one of Europe's leading retailers operating principally in the international Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises overseas, making it the UK's most international retailer. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe including B&Q, Castorama, Comet, Darty and BUT.

For further information, contact:

Graham Fairbank
Head of Corporate Communication, France +33 (0) 1 43 18 52 26

Kingfisher plc
File Reference 82-968

28 January 2002

Kingfisher Plc Sells Time Retail Finance

Kingfisher plc announces today (28th January 2002) that it is selling its financial services operation, Time Retail Finance Limited, to GE Capital Bank Limited for a consideration of £149 million (based on the balance sheet of 31st January 2001) payable in cash on completion, together with the repayment of inter-company debt. Completion is expected to take place on 31st January 2002 and is subject to the wind-down of existing securitisation. The sale proceeds will be used to reduce Kingfisher's borrowings.

B&Q and Comet have entered into agreements with GE Capital for the provision of financial services to their retail operations. This will enable B&Q and Comet to provide a wider range of leading edge financial products and services to their customers. In addition, the partnership with GE Capital represents an opportunity for B&Q and Comet to benefit from increased volumes of credit sales.

Commenting on the disposal, Kingfisher Chief Executive Sir Geoff Mulcahy, said: "The sale of Time Retail Finance will allow Kingfisher to reduce its borrowings while crystallizing value for our shareholders. This is another step taken during a year of delivery that has left us with a strengthened balance sheet and focussed on our core retailing strengths."

-ENDS-

Notes to Editors

- Time Retail Finance was established in 1988 to provide credit within the Kingfisher group of retail companies. Since then, it has developed external partnerships with other retailers, complementing Kingfisher's own retail brands. Timecard (the consumer product brand) currently has over 1.1 million active card holders.
- Time Retail Finance is based in Leeds and employs 90 people (as at 31 December 2001).
- For the 12 months ended 31 January 2001, Time Retail Finance had a turnover of £77.4 million and profit before tax of £4.9 million.
- Kingfisher is one of Europe's leading retailers, operating in the international Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises outside the UK, making it the UK's most international retailer. Kingfisher employs more than 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe, including B&Q, Castorama, Comet, Darty, and BUT.

For further information:

Kingfisher plc
Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Jonathan Miller, Head of External Relations +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Comms (France) +33 (0)1 43 18 52 26

Kingfisher plc +44 (0)20 7724 7749

Thursday 14 February 2002

Trading statement for the fourth quarter and full year ended 2 February 2002

KINGFISHER REPORTS SALES GROWTH OF 9.9%, BOOSTED BY 17.0% GROWTH AT B&Q

Kingfisher plc, the leading European retail group, today reports that total sales for its continuing operations, excluding the now separated General Merchandise businesses, grew 9.9% to £2.6 billion during the fourth quarter ended 2 February 2002. Overall the Group's like-for-like sales increased by 2.1%.

For the full year for the continuing businesses, total sales were up 11.1% including the impact of an extra 53rd week in the previous year to 3 February 2001. Like-for-like sales were ahead by 4.1%.

Commenting on the Group's sales figures, Sir Geoffrey Mulcahy, Kingfisher's Chief Executive, said: "This has been a year of delivery against both our strategic and financial goals. We are now focused on our core strengths with some of the strongest brands in Europe positioned in growth markets.

"Our focus on margins, product cost reduction and cost efficiencies has meant we have finished a tough year in good shape. Despite poor consumer confidence levels in Continental Europe and the distraction of successfully introducing the Euro in our stores, the French and German electrical businesses in particular will have achieved solid results in the circumstances. Accordingly, we expect to announce pre-exceptional profit before tax and goodwill amortisation around the upper end of current market expectations."

He added: "By leveraging our leading market positions, we expect to continue to perform well relative to our competitors during the coming year despite the uncertain economic climate. Our anticipated sales growth is underpinned by new and planned store space and our focus remains on costs and cash control along with the turnaround of German electricals. We remain committed to the objective we published in last year's preliminary results announcement of achieving average annual adjusted earnings growth of at least 10% over the next five years."

Home Improvement

B&Q once again boosted the sector's performance with UK total sales growing by 17.0%, up 6.3% on a like-for-like basis. During the period, demand slowed in early January before picking up towards the end of the month. After the exceptional double-digit levels achieved for the preceding three quarters, the quarter's overall like-for-like sales growth was at a more normal level.

In France, Brico Depôt continued to out-perform the market, delivering strong like-for-like sales growth. This offset a disappointing performance at the Castorama main chain stores which showed a small decline in like-for-like sales during the period.

Electrical and Furniture

Similar to the trends seen in the third quarter, the UK saw stronger like-for-like sales growth in the fourth quarter than France. Comet grew total sales by 9.2%, up 4.7% on a like-for-like basis. In France, where markets have been difficult all year, the strongest performer was BUT which grew total sales by 11.1% and like-for-like sales by 2.9%. Darty grew total sales by 2.2%, performing well in its core white product and high value brown product categories, with like-for-like sales again flat reflecting reduced levels of demand for mobile phones and PCs.

In Germany, the strategy of focusing on profitable sales as part of the overall turnaround plan led to significantly higher gross margins than during the same period last year. Cost control and stock management initiatives all contributed to an improved performance in line with plan, reversing the previous trend.

Kingfisher's preliminary results for the year to 2 February 2002 will be announced on Wednesday 20 March 2002.

-end-

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Company profile:

Kingfisher plc is one of Europe's leading retailers operating principally in the international Home Improvement, Electrical and Furniture markets and operates some of the best known retail brands in Europe including B&Q, Brico Depôt, Castorama, Comet, Darty and BUT.

More than half of the Group's turnover arises overseas, making it the UK's most international retailer. Kingfisher employs around 90,000 people in over 1,300 stores across 16 countries.

Further enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations **+44 (0) 20 7725 4889**

Media Enquiries
Andrew Mills, Director of Corporate Affairs **+44 (0) 20 7725 5776**

France
Graham Fairbank, Head of Corporate Communications **+33 (0) 1 43 18 52 26**

Kingfisher plc +44 (0) 20 7724 7749
Kingfisher Website www.kingfisher.com

QUARTER 4 TRADING STATEMENT

Fourth quarter 2001/02
Sales for the 13 week period ended 2 February 2002

	2001/02	2000/01	% increase/(decrease) Total sales	Like-for-like
	£m	£m	%	%
Home Improvement sector				
UK (1)	742.1	634.1	17.0%	6.3%
France (2)	418.3	387.6	7.9%	2.7%
Other (3)	198.1	149.9	32.2%	5.3%
Sector total	1,358.5	1,171.6	16.0%	4.9%
Electrical and Furniture sector				
UK (4)	426.7	390.8	9.2%	4.7%
France (5)	548.5	521.6	5.2%	0.4%
Germany (6)	176.1	192.1	(8.3%)	(12.8%)
Other (7)	69.7	72.0	(3.2%)	(8.1%)
Sector total	1,221.0	1,176.5	3.8%	(0.8%)
Total Continuing Operations (8)	2,579.5	2,348.1	9.9%	2.1%
Home Improvement France (EURm)	676.8	640.7	**5.6%**	
Electrical and Furniture France (EURm)	886.5	851.1	**4.2%**	
Electrical and Furniture Germany (EURm)	284.8	323.4	**(11.9%)**	

The like-for-like increases are shown at constant exchange rates

Notes:
(1) Home Improvement UK comprises B&Q and Screwfix.
(2) Home Improvement France relates to domestic French operations only (Castorama France, Brico Depôt, Dubois Matériaux and Amiland).
(3) Home Improvement Other includes all Home Improvement activities outside France and the UK. B&Q China included for the 3 months to 31 December 2001 (last year 3 months to 31 December 2000).
(4) Electrical and Furniture UK relates to Comet.
(5) Electrical and Furniture France comprises Darty and BUT.
(6) Electrical and Furniture Germany relates to ProMarkt, included for the 3 months to 31 January 2002 and the 3 months to 31 December 2000 respectively.
(7) Electrical and Furniture Other comprises BCC, Vanden Borre and Datart. Datart included for the 3 months to 31 December 2001 and 31 December 2000 respectively. Last year includes sales of £9.1m from Electric City.
(8) Sales from operations outside the UK are reported on a calendar month basis.

QUARTER 4 TRADING STATEMENT

Fourth quarter 2001/02

Sales for the 52 week period ended 2 February 2002

	2001/02 £m	2000/01 £m	% increase/(decrease) Total sales %	Like-for-like %
Home Improvement sector				
UK (1)	3,214.6	2,766.9	16.2%	10.8%
France (2)	1,833.5	1,707.5	7.4%	3.4%
Other (3)	785.8	619.1	26.9%	1.0%
Sector total	**5,833.9**	**5,093.5**	**14.5%**	**7.0%**
Electrical and Furniture sector				
UK (4)	1,253.2	1,135.1	10.4%	5.2%
France (5)	1,700.0	1,605.4	5.9%	0.7%
Germany (6)	624.7	605.7	3.1%	(11.1%)
Other (7)	206.9	218.7	(5.4%)	(8.1%)
Sector total	**3,784.8**	**3,564.9**	**6.2%**	**(0.4%)**
Total Continuing Operations (8)	**9,618.7**	**8,658.4**	**11.1%**	**4.1%**
Home Improvement France (EURm)	2,959.0	2,798.9	5.7%	
Electrical and Furniture France (EURm)	2,743.4	2,631.7	4.2%	
Electrical and Furniture Germany (EURm)	1,008.1	1,002.7	0.5%	

The like-for-like increases are shown at constant exchange rates

Notes:

(1) Home Improvement UK comprises B&Q and Screwfix. The financial year to 3 February 2001 included 53 weeks.

(2) Home Improvement France relates to domestic French operations only (Castorama France, Brico Depôt, Dubois Matériaux and Amiland).

(3) Home Improvement Other includes all Home Improvement activities outside France and the UK. B&Q China included for the 12 months to 31 December 2001 (last year 12 months to 31 December 2000).

(4) Electrical and Furniture UK relates to Comet. The financial year to 3 February 2001 included 53 weeks.

(5) Electrical and Furniture France comprises Darty and BUT.

(6) Electrical and Furniture Germany relates to ProMarkt, included for the 13 months to 31 January 2002 and 12 months to 31 December 2000 respectively.

(7) Electrical and Furniture Other comprises BCC, Vanden Borre and Datart. Datart included for the 12 months to 31 December 2001 and the 3 months to 31 December 2000 respectively. Last year includes sales of £35.7m from Electric City.

(8) Sales from operations outside the UK are reported on a calendar month basis.

Kingfisher plc
File Reference 82-968

KINGFISHER

Wednesday 20 March 2002

Preliminary results for the year ended 2 February 2002

2001 was a year of transformation for Kingfisher. The Group is now focused on two leading businesses in attractive growth markets, with a strengthened balance sheet, and is well-positioned to exploit future opportunities for growth. Despite the uncertain economic environment, Kingfisher faces the coming year with confidence.

- Continuing operations retail sales growth of 11%, with like-for-like sales up 4%
- Pre-tax profits ahead by 5%
- Balance sheet strengthened by strong operating cash flow, along with the cash inflow as a result of the divestment of General Merchandise and other disposals, leading to net debt falling by 44% to £1.0 billion
- Dividends at 12p per share are covered 1.8 times by adjusted earnings per share, in line with last year's cover

Continuing operations[1]	2002 £m	2001 £m	Change
Retail sales	9,618.7	8,658.4	11.1%
Retail profit [2]	614.4	582.5	5.5%
Profit before tax [2]	560.1	531.8	5.3%
Earnings per share [2][3]	21.2p	21.8p [4]	(2.8)%

(1) Excluding the results for the demerged Woolworths Group, Superdrug, Liberty Surf and the effect of the General Merchandise properties together with interest and taxation attributable to these operations.
(2) Before exceptional items and acquisition goodwill amortisation.
(3) Adjusted to reflect the 10 for 11 share consolidation.
(4) As restated for the implementation of FRS 19 "Deferred Tax".

INTRODUCTION

Kingfisher's new Chairman, Francis Mackay, said:

"I have enjoyed my first three months as Chairman learning about our great businesses and meeting a lot of people. I am convinced that there is a tremendous opportunity here to create real value and that we have the strength and depth of management to deliver it.

We are currently reviewing key strategic issues, in the best interests of shareholders and employees, and will not comment further ahead of any decisions."

A YEAR OF DELIVERY

Kingfisher today announced preliminary results, with retail sales from continuing operations up 11.1% to £9.6 billion and pre-tax profit growing by 5.3% to £560.1 million.

The Group's Home Improvement sector, by far the largest such business in Europe, performed strongly with sales up 14.5% and retail profit ahead by 8.1% at £430.7 million. Within this the UK businesses, B&Q and Screwfix, had another outstanding year of growth with sales up by 16.2% and retail profit ahead by 14.3%. In France, the picture was mixed with Brico Dépôt continuing to out-perform the Castorama main chain.

Electrical and Furniture, Europe's third largest electricals business with two thirds of sales arising outside the UK, grew sales by 6.2%. Retail profit held steady at £183.7 million, despite the more difficult conditions experienced in Continental Europe.

In spite of the higher pre-tax profit, adjusted earnings per share for the continuing businesses were slightly down reflecting higher taxation and minority interests. Following the separation of the General Merchandise businesses, which last year contributed over 20% of the Group's operating profit, the dividend has been reduced to 12.0p per share in order to maintain a similar level of dividend cover to last year.

The Group also reported further progress against its strategic and operational objectives. Kingfisher is now further advanced towards its vision of creating integrated international businesses, in home improvement and electricals & furniture that combine global scale with local marketing while operating to a consistent set of retailing principles.

A "category killing" home improvement warehouse format operating to the same retailing principles now exists in a number of markets; the Group's electricals businesses' ranges and retail operating principles are converging across Europe; most of the major businesses have now moved to centralised buying and logistics; and direct sourcing from the Far East is growing rapidly and generating substantial benefits. All of these are central to the Group's strategy of building businesses that can consistently offer customers best price, best choice and best service every day.

Key operational achievements during the year include: the increased rate of roll-out of B&Q Warehouses; acquisition of 10 BUT franchises; acceleration of the store extension and opening programme at Darty; implementation of the first phase of the turnaround plan at ProMarkt; and further notable progress in e-commerce.

In addition, strong progress was made as follows: B&Q's cost price reduction programme led to benefits of nearly £50 million being achieved; costs were tightly controlled throughout the Group; gross margins held firm; and the focus on cash management contributed to operating cash flow increasing by 47%.

During the year, the Group completed the separation of the General Merchandise businesses. The associated cash inflow, along with the more recent disposal of the UK consumer credit operation and the strong rise in operational cash flow, meant that net debt fell sharply from £1.9 billion to £1.0 billion. This was achieved despite another year of significant investment in the continuing businesses.

In December 2001, Kingfisher completed the acquisition of a strategic stake in Hornbach Holding AG, the leading warehouse player in the German home improvement market, with activities in several other European countries. This move gives the Group a significant presence in the key German market complementing the market-leading positions already held in the UK and France.

Sir Geoffrey Mulcahy, Group Chief Executive, said

"With our strong brands and market leading positions in attractive home retailing markets, Kingfisher has produced a solid performance in terms of both sales and profits. This has been achieved despite a tough trading environment and continued investment in the stores and supply chain infrastructure of our existing businesses. Of particular note was the performance of B&Q which again grew its profit substantially in a year that also saw more new space opened by the business than ever before".

THE YEAR AHEAD

The Group will continue to move forward with its vision of creating integrated pan–European businesses in home improvement and electricals & furniture with global sourcing and local marketing. For the coming year the operational agenda is aimed at:

- maintaining the growth momentum of B&Q, BUT and Brico Dépôt;
- continuing to accelerate the growth of Darty;
- capitalising on the potential within the Castorama main chain stores;
- turning around ProMarkt.

Commenting on the outlook, Sir Geoff added:

"While we are cautious in the light of the uncertain market conditions, we have plans in place that lead us to expect to continue to perform well relative to our competitors during the coming year. Our anticipated sales growth is underpinned by new store space and we remain focused on cost and cash control."

-ends-

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Company profile

1. Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The company operates more than 570 home improvement stores in 11 countries and enjoys market leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were over £5.8 billion, with retail profit of over £430 million.

2. Paris-based Kingfisher Electricals operates more than 820 stores in nine countries. It is Europe's third largest electrical retailing business by sales. As well as holding the leading position in France with Darty and BUT and the number two position in the UK through Comet, Kingfisher also enjoys leading positions in Belgium through Vanden Borre and in the Czech and Slovak Republics through Datart. Sales for the year to 2 February 2002 were over £3.7 billion with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries	
Ian Harding, Director of Investor Relations	+44 (0) 20 7725 4889
Media Enquiries	
Andrew Mills, Director of Corporate Affairs	+44 (0) 20 7725 5776
Jonathan Miller, Head of Corporate Communications, UK	+44 (0) 20 7725 5713
France	
Graham Fairbank, Head of Corporate Communications	+33 (0) 1 43 18 52 26
Kingfisher plc	+44 (0) 20 7724 7749
Kingfisher Website	www.kingfisher.com
The Maitland Consultancy	
Angus Maitland/Duncan Campbell-Smith	+44 (0) 20 7379 5151

SUMMARY RESULTS

SECTOR	Retail sales (£m)			Retail profit (£m)		
	2002	2001	% Change	2002	2001	% Change
HOME IMPROVEMENT	5,833.9	5,093.5	14.5	430.7	398.5	8.1
ELECTRICAL AND FURNITURE	3,784.8	3,564.9	6.2	183.7	184.0	(0.2)
TOTAL	**9,618.7**	**8,658.4**	**11.1**	**614.4**	**582.5**	**5.5**

Retail sectors only, excludes e-commerce, property, financial services, acquisition goodwill amortisation, exceptional items and other operating costs.

SUMMARY OTHER DATA

SECTOR	No. of stores		Selling space (000s sq. m.)		Net increase in store numbers		Employees (FTE)	
	2002	2001	2002	2001	2002	2001	2002	2001
HOME IMPROVEMENT	573	539	3,765.0	3,382.2	34	48	50,231	43,874
ELECTRICAL AND FURNITURE	824	803	1,037.6	940.4	21	70	26,307	26,155
TOTAL	**1,397**	**1,342**	**4,802.6**	**4,322.6**	**55**	**118**	**76,538**	**70,029**

INDEX

HOME IMPROVEMENT

	Sales £m		%	Retail Profit £m		%
	2002	2001	Change	2002	2001	Change
UK[(1)]	3,214.6	2,766.9	16.2	300.5	263.0	14.3
France	1,833.5	1,707.5	7.4	119.9	116.6	2.8
Other	785.8	619.1	26.9	10.3	18.9	(45.5)
Total	**5,833.9**	**5,093.5**	**14.5**	**430.7**	**398.5**	**8.1**

(1) Includes Screwfix

Kingfisher's Home Improvement business, by far the largest in Europe and third largest in the world, achieved sales growth of over 14% and grew retail profit by over 8%. Most of the growth again came from the UK businesses. The sector now has 573 stores worldwide.

UK

The UK repair, maintenance and improvement (RMI) market grew by 7% in the 12 months to the end of January 2002, with B&Q, the UK market leader, driving a significant proportion of the total market growth. Total UK sales growth of 16.2% was underpinned by the strong like-for-like growth of 10.8%. The like-for-like sales growth of the B&Q Warehouse format was 11.5% and 8.1% for Supercentres. Screwfix grew sales by 38.3%. During the year, B&Q continued the expansion of its range of exclusive products with the new take-away kitchen range, LOC laminate flooring and Performance Pro Power tools particular successes. Within six months of launch, Performance Pro became the UK's leading power tool brand.

During the year, B&Q opened 21 new warehouses and added just over 230,000 square metres of space, representing growth of nearly 15%. B&Q ended the year with a 12.3% share of the RMI market, up from 11.2% last year.

B&Q has retained its price advantage over its main competitors and during the year reduced its prices of the top 9,000 products on average by 2%. At the same time, gross margins increased slightly as a result of the cost price reduction programme which, principally by new ways of working in partnership with suppliers, produced a benefit of nearly £50 million in the year.

There was also a focus on operational efficiencies including improving stock turns and reducing the investment costs of building new stores. However, there was a one-off increase in store pre-opening costs due to the cost of reformatting five ex-Homebase mega-stores. Investment was also made during the year in employee pay rates, with a consequent beneficial reduction in employee turnover levels. In the year ahead, B&Q plans to open a further 15 B&Q Warehouses.

Screwfix, the specialist catalogue and internet business, recently voted UK e-tailer of the year by *Retail Week*, continued to perform well with sales and profits up strongly. With sales of screws and fixings averaging two million per day, the business now has a 10% UK market share in these categories. Internet sales amount to 14% of Screwfix sales.

FRANCE

Total sales in France, where the market grew by 3.1%, increased by 5.7% in local currency or 7.4% in sterling terms. Like-for-like sales were ahead by 3.4%.

Castorama main chain stores in France reported sales down by 0.3% in local currency, reflecting in part the transfer of seven stores to Brico Dépôt. Like-for-like growth was a disappointing 0.5%.

A number of product range reviews were implemented in the period and own label ranges were introduced for the first time, including paints and tools under the "Casto" brand name.

The implementation of centralised buying and distribution continued during the year. Obtaining the buying and efficiency benefits that centralisation brings is a key priority.

The Castorama France warehouse format has continued its development with the opening of three more stores in the year in Chambéry, Terville and Olivet. The in-store offer has been adapted, based on the experience from the first store at Claye Souilly which opened in October 2000. In particular, key ranges have been expanded to bring the overall number of stock units (SKUs) closer to that of a B&Q Warehouse, adding more authority. In the year ahead, there are plans to open another seven stores of this type.

Brico Dépôt, the highly successful Every Day Low Pricing (EDLP) retail-based format, delivered excellent sales and retail profit growth, outperforming the market with like-for-like sales growth of 9.2%. There were nine new store openings, bringing the total number of stores to 43. A further 13 Brico Dépôt stores are planned to open in the coming year.

INTERNATIONAL

A total of 24 new stores opened and space grew by 16.9%. Overall international selling space now stands at 775,300 square metres. Sales growth was 26.9% of which 1.0% was like-for-like. Strong growth was achieved in Poland, Italy and China.

The overall profit decline was mostly driven by the investment costs of expansion in new markets and the associated increase in central infrastructure. In Canada, six new stores were opened in the year, split evenly between Quebec and Ontario.

Despite a downturn in the Polish economy, Castorama showed strong sales and retail profit growth during the year, with four store openings bringing the total to 12.

B&Q Taiwan opened another four stores and grew retail profit, despite a very tough economic environment. Another three new stores were opened in China taking the total to five, including the biggest B&Q in the world, at 18,000 square metres, in Shanghai.

A total of 24 additional stores are planned in countries outside the UK and France in the current year with the emphasis in Poland, Taiwan and China.

ELECTRICAL AND FURNITURE

	Sales £m		%	Retail Profit £m		%
	2002	2001	Change	2002	2001	Change
France	1,700.0	1,605.4	5.9	173.8	163.9	6.0
UK	1,253.2	1,135.1	10.4	43.7	40.3	8.4
Germany (1)	624.7	605.7	3.1	(27.7)	(18.8)	(47.3)
Other	206.9	218.7	(5.4)	(6.1)	(1.4)	n/a
Total	**3,784.8**	**3,564.9**	**6.2**	**183.7**	**184.0**	**(0.2)**

(1) Includes 13 months to 31 January 2002 (last year: 12 months to 31 December 2000)

Kingfisher's Electrical and Furniture business, the third largest in Europe, achieved sales of nearly £3.8 billion, up 6.2%, and held retail profit steady at £183.7 million despite tougher trading conditions in continental Europe. The sector now operates 824 stores across nine countries.

UK

The UK core electronics market grew by 10% in the period February 2001 to January 2002, with Comet's share of this market growing by 0.2% points to 13.5%.

Comet's total sales grew by 10.4%, with like-for-like sales ahead by 5.2%, driven by the solid performance of multimedia and brown goods. Large-screen televisions, DVD players, game consoles and accessories saw particularly strong growth. Comet's commitment to EDLP continued with over 1.8 million competitor prices checked during the year. Comet implemented a series of initiatives under the name "Project Pulse", including improved in-store product information, more in-store customer-facing employee hours and a new employee incentive scheme. The result was an improved customer shopping experience which, coupled with an improved management of the product mix, resulted in increased average selling prices.

During the year, Comet opened seven new destination stores and plans to open a further 11 in the current year. These interactive stores now account for 20% of sales. Comet also continued to invest in its customer service capability, both home delivery and after sales, with the opening of a further five after sales service centres, bringing the total to 17.

A focus on margin and costs helped maintain the retail profit margin, despite continued investment in new stores and after sales service centres.

FRANCE

Consumer confidence dropped significantly in March 2001 and declined for much of the year despite a slight recovery in the last quarter. For the year to January 2002, Banque de France figures show that the French market for white goods was flat compared with last year and the market for brown goods increased by 2.4%.

Against this background, Darty achieved total sales growth of 2.6% in local currency to £1,291.2 million including like-for-like growth of 0.2%. This performance was set against a tough comparative, with 10.9% like-for-like growth in the previous year.

Strongest growth overall was achieved in brown goods which again benefited from technological innovation in DVD, large-screen TV, home cinema and computers. Growth was also achieved in white goods with strong gains in small domestic appliances.

However, sales were impacted by the global slowdown in the PC and mobile phone markets, categories which make up around 10% of total sales. Despite this, Darty achieved strong growth in laptops.

Gross margin rates improved due to a favourable product mix and a focus on product margin management. A cost reduction programme was also put in place early in the year in anticipation of tougher trading conditions. The combination of all these initiatives helped protect retail profit at £122.8 million, up £2.8 million on the prior year.

During the year, eight new stores were opened, a further eight were refurbished, including seven extensions, and three were relocated. In total, space grew by just over 8%. In the coming year, Darty will continue this programme.

BUT achieved sales growth of 11.4% to £408.8 million, up 2.8% on a like-for-like basis. BUT capitalised on its exposure to the furniture market along with growth categories in electrical goods, particularly vision. Additionally, strong sales growth was achieved in multi-media through the enhancement of ranges. Gross margins improved, reflecting the centralisation of sourcing and distribution for a larger number of product lines and a strengthening in the range of premium branded products.

BUT continued to buy franchises with a further 10 acquisitions in the year, taking the total of owned stores to 89. BUT continued with a refurbishment programme with the objective of having all owned and franchise stores in the same format by the end of 2003. Retail profit for the year at BUT was £51.0 million, up 16.2% on last year.

GERMANY

In Germany, the market deteriorated throughout the year reflecting consumer concerns over recession. Against this backdrop, the new management team at ProMarkt, with added support from the sector's management team, have been implementing a turnaround plan. This aims to return the business to profit by focusing on product mix and margin management, improved cost control, range standardisation, and the introduction of centralised buying and distribution. However, results were adversely impacted by one-off redundancy costs and the inclusion of an extra month of trading to align the year-end with the remainder of the Group. This plan started to deliver progress in the second half with clear improvements in the margins being achieved.

The priority for the coming year will be to continue the turnaround plan, with the aim of significantly reducing the level of losses.

OTHER INTERNATIONAL

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak Republics. The year-on-year decrease in sales primarily reflects the disposal of Electric City. BCC pursued an aggressive store expansion programme, growing space by 50%. The investment cost of this programme, along with the related infrastructure to support growth resulted in a loss for the year compared with a profit the year before.

E-COMMERCE

e-Kingfisher now has all major brands trading on-line. ProMarkt in Germany was brought on-line through the acquisition of Yagma.de, while B&Q and Castorama enjoyed their first year of trading. Internet sales tripled.

The approach has been to develop a truly multi-channel approach to leverage the power of existing retail brands and the established sourcing networks to solve problems for customers in new ways. The Group's most advanced brand, e-Comet, has the combination of national store base, home delivery platform, call centre, and an easy-to-use website. Industry experience shows that customers using these types of multiple channels spend more, and shop more frequently than the average client. In particular, electrical customers are beginning to use the web to research purchases before visiting stores. e-Comet tripled sales compared to last year and increased conversion rates. The website, the fourth largest on-line retailer in the UK, is expected to break even in the coming year. Comet also launched an auction website, www.clearance-comet.co.uk.

Today, nearly all the Group's websites are recognised as on-line leaders in their market places. e-Kingfisher will focus on driving profit and working with the businesses to develop the multi-channel retail strategies in order to re-integrate the e-commerce teams back into the businesses by the end of the year. Trials are underway on a variety of web-based processes to improve internal efficiencies through on-line auctions, on-line expenses and supplier extranets.

PROPERTY

The business increased continuing operating profits by 3.7% to £45.3 million. Total continuing returns, comprising operating profit, profit on investment property sales and the portfolio revaluation surplus were £74.0 million, down from £96.7 million last year. The reduction in total returns was due to lower capital growth, although the capital growth achieved exceeded the rates in the overall retail property market.

Chartwell Land, Kingfisher's specialist property company, continues to provide new retail space for group businesses and a further four stores, including three B&Q Warehouses, are due to open in the first half of the current year.

During the second half of the year, Chartwell Land contracted to dispose of a £614 million portfolio of high street stores. These properties increased in value by some £200 million during Kingfisher's ownership. This disposal has resulted in reduced rental income and reduced total operating profits in the year.

Gross assets at the end of the year were valued at £1.2 billion compared to £1.7 billion at the end of the previous year, the reduction resulting from the high street property disposals. Chartwell Land is now a focused owner and developer of retail warehouse assets, a sector of the property market in which it has a strong track record.

OTHER OPERATING COSTS

These include the costs of central functions including corporate communications, business development, taxation, treasury, financial control and human resources. Also included are the statutory costs associated with a public listing. Other operating costs fell by 11.6% to £39.6 million primarily as a result of lower headcount.

DISCONTINUED OPERATIONS

Discontinued operations includes the results of:

- Superdrug to the date of sale, 20 July 2001;
- the Woolworths Group companies to the date of demerger, 28 August 2001;
- the costs of their related e-commerce activities;
- the net rental income on the high street property portfolio which was disposed of during the year;
- interest attributable to these operations and assets; and
- the exceptional losses and costs arising from the demerger, the loss on the sale of Superdrug, the loss on the disposals of shares in Tiscali and Think Natural and the net property loss on the sale of the high street portfolio.

KINGFISHER DATA BY SECTOR AND COMPANY

Home Improvement Sector	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
UK	314	1,837.5	22,035
France	149	1,152.2	15,816
Other	110	775.3	12,380
TOTAL	573	3,765.0	50,231

Electrical and Furniture Sector	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
France	275	485.0	12,807
UK	259	230.3	8,246
Germany	190	229.2	3,284
Other	100	93.1	1,970
TOTAL	824	1,037.6	26,307

KINGFISHER TOTAL	1,397	4,802.6	76,538

The figures for Electrical and Furniture France include only those stores consolidated in the Group's figures. The Group also operates 141 non-consolidated franchises in France with 354,000 sq metres of selling space and 3,600 (FTE) employees.

FINANCIAL REVIEW

Shareholder return and dividends

Adjusted earnings per share for continuing operations before exceptional items and acquisition goodwill amortisation fell marginally from 21.8p to 21.2p per share.

For continuing operations, adjusted earnings per share is calculated before exceptional items and goodwill amortisation, excluding the minority interests therein as follows:

	2002	As restated† 2001
Basic earnings per share	14.4p	19.8p
Exceptional items	5.7p	0.8p
Goodwill amortisation	1.1p	1.2p
Adjusted earnings per share	21.2p	21.8p

The revaluation surplus of £27.9 million on the Group's property portfolio was equivalent to an increase in shareholder value of 2.2p per share.

For the total Group the adjusted earnings per share, including discontinued operations, is made up as follows:

	2002	As restated† 2001
Basic (loss)/earnings per share	(19.8)p	32.9p
Exceptional items	37.4p	(8.0)p
Goodwill amortisation	1.4p	1.4p
Liberty Surf losses	-	3.4p
Adjusted earnings per share	19.0p	29.7p

†As restated for the implementation of FRS 19 (Deferred Tax)

The reduction in adjusted earnings per share arises primarily as a result of the £126.2 million reduction in adjusted profits after tax relating to discontinued operations. The adjustments are to exclude exceptional items and goodwill amortisation in both years and Liberty Surf operating losses in 2001 only.

The Board has proposed a final dividend of 7.655p per share making the total dividend for the year of 12.0p per share. This dividend is covered 1.8 times by adjusted earnings before exceptional items and goodwill amortisation from continuing operations.

Cashflow and investment in the businesses

Net debt has been reduced from £1,873.8 million at the start of the year to £1,044.2 million at the year end. An amount of £428.1 million was received from the sale of subsidiaries (Superdrug and Time Retail Finance) and debt of £191.8 million was transferred to the Woolworths Group on demerger. A total of £632.4 million was received from the sale of tangible fixed assets and a further £101.7 million received from the disposal of investments in joint ventures and associated undertakings.

Cash generation across the Group was healthy with a total of £825.3 million of net cash being generated from operating activities compared to £563.2 million in the previous year. Capital expenditure for the total Group was £732.3 million, down from £857.2 million in 2001, as the Group continues to expand and improve its store portfolio and supporting infrastructure. Of this, £599.5 million of net investment was attributable to continuing operations :

£millions	Continuing operations	Discontinued operations	Total Group
Gross capital expenditure	685.7	46.6	732.3
Disposals	(86.2)	(546.2)	(632.4)
Net capital expenditure	599.5	(499.6)	99.9

Interest

In a lower interest rate environment, and following the restructuring of the Group during the course of the year, the net interest charge for the total Group decreased to £68.4 million from £76.6 million in 2001, which incorporates an increase in the level of capitalised interest.

The Group's borrowings and investments remained mainly at floating rates of interest during the year.

Exceptional Items

Exceptional items charged to the profit and loss account include the following:

- Demerger costs of £41.0 million. Of this, £13.8 million of internal costs have been charged against operating profit and £27.2 million in respect of external costs has been charged as non-operating.

- Impairment charged against the remaining goodwill in respect of the ProMarkt business of £93.7 million

- Loss on sale of the Superdrug business of £342.5 million (including a non-cash

adjustment of £287.5 million in respect of goodwill previously written off to reserves)

- Profit on the sale of Time Retail Finance of £57.7 million (after deducting a non-cash adjustment of £15.9 million in respect of goodwill previously written off to reserves)

- Net losses on the disposal of fixed assets amounting to £54.1 million

The loss on disposal of fixed assets includes losses on the disposal of Virtueller Bau-Markt (£4.8 million) and Recommend Limited (£3.0 million) and the provision against the carrying value of the investment in Dekor (£23.2 million), all charged to continuing operations. It also includes the loss on the disposal of Think Natural (£4.5 million) and shares in Tiscali (£13.0 million), both charged to discontinued operations. Losses on the disposal of property of £5.6 million are also included.

Taxation

For continuing operations, the effective overall tax rate on profit before tax has increased to 35.7% from 31.3% in 2001 principally as a result of the exceptional items charged in the current year. The effective rate on profit before exceptional items and acquisition goodwill amortisation is 30.5% compared to 29.7% in 2001.

Investments, acquisitions and disposals

On 28 December 2001 the Group acquired an effective 12.5% share in Hornbach Holding AG, a German Home Improvement retail business for a consideration of £72.9 million giving rise to goodwill of £13.2 million.

During the year, the Group made a number of acquisitions which included the following:

- the acquisition of 10 BUT stores previously operated by franchisees
- the buyout of the minority interest in NOMI
- the acquisition of Yagma, a German electrical e-commerce business

The total consideration for these and other acquisitions amounted to £18.0 million giving rise to goodwill of £8.2 million.

During the year, the Group reorganised its consumer credit operations in France, combining the Castorama subsidiary, Castofi, with Darty's joint venture, Menafinance. As a result of the reorganisation, Menafinance (renamed Crealfi) became a subsidiary of the Group. At 2 February 2002, Crealfi's assets principally comprised customer receivables of £175.6 million and debt financing of £165.8 million.

On 20 July 2001, the Group disposed of the Superdrug business. Consideration received was £252.0 million and an exceptional loss on the disposal of the business of £342.5 million (including an amount of £287.5 million previously written off to reserves in respect of goodwill) has been included in the profit and loss account.

On 31 January 2002, the Group disposed of the Time Retail Finance business. Consideration received was £176.1 million and an exceptional profit on the disposal of the business of £57.7 million (after deducting an amount of £15.9 million previously written of to reserves in respect of goodwill) has been credited to the profit and loss account.

During the year, the Group completed the disposal of its interest in Liberty Surf. Consideration received for this investment was initially a combination of cash and shares in Tiscali SpA, which have subsequently been disposed. Total consideration from these disposals was £97.2 million giving rise to a loss on disposal of £13.0 million.

Demerger

On 24 August 2001, the shareholders of Kingfisher plc approved the demerger of the Group's General Merchandise business to Woolworths Group plc. Shares in Woolworths Group plc were admitted to the official list and commenced trading on the London Stock Exchange on 28 August 2001.

On demerger, the Company declared a dividend in specie which was satisfied by the issue of shares in Woolworths Group plc. The dividend in specie of £455.2 million represented the net assets of the business transferred to Woolworths Group plc at the date of demerger. The existing shareholders of Kingfisher plc were given shares in Woolworths Group plc on a ratio of one share in Woolworths Group plc for every one share held in Kingfisher plc.

Dividend

The final dividend for the year ended 2 February 2002 will be paid on 14 June 2002 to shareholders on the register at close of business on 5 April 2002, subject to approval of shareholders at the Company's Annual General Meeting, to be held at 11.00 am on 12 June 2002 at the Millennium Hotel, London. A scrip dividend alternative will be offered to shareholders.

Share consolidation

At an extraordinary general meeting held on 24 August 2001, the shareholders of Kingfisher plc approved the consolidation of ordinary shares of 12.5p on a 10 for 11 basis into ordinary shares of 13.75p. The weighted average number of shares for the

purpose of calculating earnings per share has been adjusted to reflect the share consolidation and prior year figures have been restated accordingly.

Pensions

The introduction of FRS 17 "Retirement Benefits" during the year has raised the profile of debate on pension issues when at the same time it has been a difficult year for investment returns.

The Group's UK defined benefit pension scheme represents the vast majority of the defined benefit arrangements within the Group. In the Group's overseas companies, any defined benefit arrangements are generally funded by way of annual premiums into group pension arrangements managed by insurance companies.

Actuarial Valuation and MFR

The actuary of the Group's UK defined benefit pension scheme carried out a formal valuation of the scheme as at 31 March 2001. Further details of this will be contained in the notes to the accounts. This valuation confirmed that, using certain assumptions about the future, the assets of the scheme were more than sufficient to cover 100% of the scheme's liabilities. The actuary also assessed the Minimum Funding Requirement (MFR) level at the valuation date to have been 114%.

We estimate that the fall in investment values over the course of last year will have reduced the MFR funding level from the 114%, calculated by the actuary at 31 March 2001, to approximately 110% at the end of the year.

Impact of FRS 17

In the accounts this year, the Group is required to disclose certain information regarding the FRS 17 valuation of the pension scheme net assets or liabilities and these will be included in the notes to the accounts as required.

The changes to the Group during the year, with the sale of Superdrug and the demerger of the Woolworths Group, will have a material impact on the shape of the Group's pension arrangements for the year ahead. To allow these companies to put in place new pension scheme arrangements for their current employees, these companies have remained members of the Group scheme throughout the year and will formally separate from 1 April 2002. As a result, the Group's disclosures under FRS 17 in the accounts as at 2 February 2002 are for the scheme as a whole including those elements relating to the separated General Merchandise businesses that will transfer out on 1 April 2002.

At the start of the year, the FRS 17 valuation amounted to a net pension surplus of £25

million (after deducting potential deferred tax at 30%). Primarily as a result of the adverse return on assets experienced during the year, the FRS 17 valuation at the end of the year was a net pension deficit of £112 million, after the benefit of potential deferred tax at 30% amounting to £48 million. The expected transfer of Woolworths Group and Superdrug members will reduce this net liability by up to one third.

All of the change in the net FRS 17 position for the scheme over the year is attributable to the actuarial loss that would have been recognised through the Statement of Total Recognised Gains and Losses, if FRS 17 had been fully implemented.

The FRS 17 net pension liability has no impact on pension funding and as a consequence has no impact on the Group's current or future cash flow or reported earnings.

Had the Group charged pension costs to the profit and loss account under the FRS 17 basis, the charge would have been just under £48 million (c.12% of pensionable salary costs for the total scheme) compared with the contributions paid and SSAP 24 charge of just under £49 million. Next year's profit and loss charge will also be calculated on a SSAP 24 basis. The effect of FRS 17 which will be disclosed next year will be slightly greater than for this year because of the fall in bond yields from 5.9% to 5.7%.

Accounting changes

Financial Reporting Standard 17 – "Retirement Benefits" was issued in November 2000 by the Accounting Standards Board to replace SSAP 24 "Accounting for pension costs" and is fully effective for accounting periods ending on or after 22 June 2003. In accordance with the transitional arrangements certain additional disclosures are included in the notes to the accounts.

Financial Reporting Standard 18 – "Accounting Policies" has been adopted for these financial statements. The Directors have reviewed the accounting policies used by the Group and have confirmed that they are the most appropriate to the particular circumstances of Kingfisher plc. There is no change to previously reported numbers as a result of the adoption of this Standard.

Financial Reporting Standard 19 – "Deferred Tax" has been adopted for the first time in these financial statements. As required by the Standard, deferred taxation has been calculated using the full provision approach rather than the partial provision approach previously employed. This change has been accounted for as a prior period adjustment and previously reported figures have been restated accordingly. If the previous policy had been adopted in the current year, the impact would have been to increase profit after tax by £5.7 million. The impact of adopting the new policy on the year ended 3 February 2001 has been to reduce profit after tax by £6.5 million. The

cumulative effect of this change on reserves at 3 February 2001 is a decrease of £46.4 million and this change has been accounted for as a prior period adjustment.

Annual report and accounts

The consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses and extracts from the notes to the accounts are extracted from the Group's Annual Report and Accounts. The auditors have made a report on the Group's statutory accounts under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act and is unqualified. The statutory accounts will be filed with the Registrar of Companies in due course.

Copies of the annual report and accounts will be posted to shareholders during the week beginning 13 May 2002.

Further copies of this announcement can be downloaded from the website www.kingfisher.com or by application to:

The Company Secretary
Kingfisher plc
North West House
119 Marylebone Road
London
NW1 5PX

Consolidated profit and loss account
For the financial year ended 2 February 2002

£ millions	Notes	2002 Total	2002 Discontinued Operations	2002 Continuing Operations	As restated† 2001 Total	As restated† 2001 Discontinued Operations	As restated† 2001 Continuing Operations
Group turnover	1	11,238.1	1,528.6	9,709.5	12,134.2	3,368.8	8,765.4
Group operating profit/(loss)		448.8	(26.0)	474.8	704.5	160.3	544.2
Share of operating profit/(loss) in							
Joint ventures		9.4	-	9.4	5.7	-	5.7
Associates		4.3	-	4.3	(39.9)	(42.0)	2.1
Total operating profit/(loss) including share of joint ventures and associates	2	462.5	(26.0)	488.5	670.3	118.3	552.0
Analysed as:							
Home Improvement		430.7	-	430.7	398.5	-	398.5
Electrical and Furniture		183.7	-	183.7	184.0	-	184.0
General Merchandise		(29.6)	(29.6)	-	140.7	140.7	-
Poperty		74.3	29.0	45.3	85.9	42.2	43.7
E-commerce and other new channels		(30.8)	(12.0)	(18.8)	(81.9)	(61.3)	(20.6)
Other operating costs		(39.6)	-	(39.6)	(44.8)	-	(44.8)
Exceptional items – operating	3	(107.5)	(9.6)	(97.9)	5.8	-	5.8
Acquisition goodwill amortisation		(18.7)	(3.8)	(14.9)	(17.9)	(3.3)	(14.6)
Total operating profit/(loss) including share of joint ventures and associates		462.5	(26.0)	488.5	670.3	118.3	552.0
Exceptional items – non-operating							
Demerger costs		(27.2)	(27.2)	-	(8.8)	(8.8)	-
(Loss)/profit of the sale of operations	3	(284.8)	(342.5)	57.7	(14.7)	(1.4)	(13.3)
(Loss)/profit on the disposal of fixed assets	3	(54.1)	(19.4)	(34.7)	0.2	-	0.2
Gain on deemed disposal of Liberty Surf		-	-	-	120.8	120.8	-
Profit/(loss) on ordinary activities before interest		96.4	(415.1)	511.5	767.8	228.9	538.9
Net interest payable	4	(68.4)	(27.2)	(41.2)	(76.6)	(47.6)	(29.0)
Profit/(loss) on ordinary activities before taxation		28.0	(442.3)	470.3	691.2	181.3	509.9
Tax on profit/(loss) on ordinary activities	5	(156.0)	12.1	(168.1)	(177.3)	(17.5)	(159.8)
(Loss)/profit on ordinary activities after taxation		(128.0)	(430.2)	302.2	513.9	163.8	350.1
Equity minority interests		(120.8)	-	(120.8)	(103.8)	-	(103.8)
(Loss)/profit for the financial year attributable to the members of Kingfisher plc		(248.8)	(430.2)	181.4	410.1	163.8	246.3
(Loss)/earnings per share (pence)	6						
Basic		(19.8)		14.4	32.9		19.8
Diluted		(19.9)		14.0	32.1		19.1
Basic – adjusted*		19.0		21.2	29.7		21.8
Diluted – adjusted*		18.5		20.7	28.9		21.1

* Adjusted earnings per share is before exceptional items, acquisition goodwill amortisation (and Liberty Surf losses for 2001 only)
Dividends for the financial year ended 2 February 2002 are ordinary dividends on equity shares of £152.3m (2001:£214.8m) and a dividend in specie relating to the demerger of Woolworths Group plc of £455.2m
† As restated for the implementation of FRS 19 " Deferred Tax"

Consolidated balance sheet
As at 2 February 2002

£ millions	Note		2002		As restated† 2001
Fixed assets					
Intangible assets			295.4		508.9
Tangible assets			3,503.9		4,139.6
Investments in joint ventures					
Share of gross assets		66.9		142.3	
Share of gross liabilities		(40.8)	26.1	(107.1)	35.2
Investments in associates			87.6		123.4
Other investments			122.4		135.9
			4,035.4		4,943.0
Current assets					
Development work in progress			61.5		89.2
Stocks			1,575.3		2,095.5
Debtors due within one year			904.5		973.5
Debtors due after more than one year			57.5		22.2
Securitised consumer receivables		-		261.1	
Less: non-recourse secured notes		-	-	(211.8)	49.3
Investments			174.7		168.6
Cash at bank and in hand			387.4		120.1
			3,160.9		3,518.4
Creditors					
Amounts falling due within one year			(3,233.2)		(4,003.9)
Net current liabilities			(72.3)		(485.5)
Total assets less current liabilities			3,963.1		4,457.5
Creditors					
Amounts falling due after more than one year			(780.2)		(881.1)
Provisions for liabilities and charges			(44.9)		(73.7)
			3,138.0		3,502.7
Capital and reserves					
Called up share capital			177.7		174.6
Share premium account			365.3		345.9
Revaluation reserve			405.1		574.1
Non-distributable reserves			148.2		148.2
Profit and loss account			1,376.4		1,693.9
Equity shareholders' funds	7		2,472.7		2,936.7
Equity minority interests			665.3		566.0
			3,138.0		3,502.7

†As restated for the implementation of FRS 19 "Deferred Tax"

Consolidated cash flow statement

For the financial year ended 2 February 2002

£ millions	Note	2002	2001
Net cash inflow from operating activities	**8**	825.3	563.2
Dividends from joint ventures		2.0	-
Returns on investment and servicing of finance			
Interest received		25.6	26.8
Interest paid		(106.5)	(112.0)
Interest element of finance lease rental payments		(3.4)	(1.2)
Dividends paid by subsidiaries to minorities		(31.2)	(27.9)
Net cash outflow from returns on investment and servicing of finance		(115.5)	(114.3)
Taxation			
UK Corporation tax paid		(78.4)	(109.9)
Overseas tax paid		(87.5)	(51.5)
Tax paid		(165.9)	(161.4)
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		(0.5)	(22.5)
Payments to acquire tangible fixed assets		(732.3)	(857.2)
Receipts from the sale of tangible fixed assets		632.4	47.5
Payments for additions to investments		(10.5)	(31.2)
Receipts from sale of investments		10.5	-
Purchase of own shares		(29.0)	(64.4)
Net cash outflow from capital expenditure and financial investment		(129.4)	(927.8)
Acquisitions and disposals			
Purchase of subsidiary and business undertakings		(18.0)	(117.3)
Cash acquired on joint venture becoming a subsidiary		12.9	-
Purchase of associates and joint ventures		(77.9)	(15.7)
Non-operating demerger costs		(27.2)	(3.2)
Disposal of subsidiary undertakings		428.1	5.9
Disposal of associates and joint ventures		101.7	-
Issue of shares by group companies to minority shareholders		10.3	29.1
Net cash inflow/(outflow) from acquisitions and disposals		429.9	(101.2)
Equity dividends paid to shareholders		(148.4)	(146.6)
Management of liquid resources			
(Increase)/decrease in short term deposits		(276.3)	4.2
(Increase)/decrease in short term investments		(1.6)	183.7
Net cash (outflow)/inflow from management of liquid resources		(277.9)	187.9
Financing			
Issue of ordinary share capital		18.0	53.2
Capital element of finance lease rental payments		(6.2)	(2.4)
(Decrease)/increase in loans		(372.7)	630.5
Net cash (outflow)/inflow from financing		(360.9)	681.3
Increase/(decrease) in cash		59.2	(18.9)

Reconciliation of net cash flow to movement in net debt
For the financial year ended 2 February 2002

£ millions	2002	2001
Net debt at start of year	(1,873.8)	(1,020.8)
Increase/(decrease) in cash	59.2	(18.9)
Debt in joint venture becoming a subsidiary/ in subsidiaries acquired	(102.3)	(0.8)
Increase/(decrease) in short-term deposits	276.3	(4.2)
Increase/(decrease) in short-term investments	1.6	(183.7)
Decrease/(increase) in debt and lease financing	378.9	(630.5)
Debt demerged with Woolworths Group plc	191.8	-
Foreign exchange effects	17.9	(14.9)
Increase in market value of investments	6.2	-
Net debt at end of year	(1,044.2)	(1,873.8)

Consolidated statement of total recognised gains and losses
For the financial year ended 2 February 2002

£ millions	2002	2001
(Loss)/profit for the financial year	(248.8)	410.1
Unrealised surplus on revaluation of properties	27.9	53.9
Minority decrease/(increase) in Castorama	2.7	(0.9)
Net foreign exchange adjustments offset in reserves	(26.4)	7.9
Tax on exchange adjustments offset in reserves	(2.9)	2.9
Total recognised (losses) and gains relating to the year	(247.5)	473.9
Prior period adjustments:		
- Deferred taxation (FRS 19)	(46.4)	-
- Store pre-opening costs (UITF 24)	-	(19.1)
Total recognised (losses) and gains since last annual report	(293.9)	454.8

Notes to the accounts

	2002			2001		
	Total	Discontinued Operations	Continuing Operations	Total	Discontinued Operations	Continuing Operations
1. Turnover						
£ millions						
Home Improvement	5,833.9	-	5,833.9	5,093.5	-	5,093.5
Electrical and Furniture	3,784.8	-	3,784.8	3,564.9	-	3,564.9
General Merchandise	1,498.6	1,498.6	-	3,358.4	3,358.4	-
Retail Sales	11,117.3	1,498.6	9,618.7	12,016.8	3,358.4	8,658.4
Property	65.7	30.0	35.7	59.2	10.4	48.8
Financial Services	55.1	-	55.1	58.2	-	58.2
	11,238.1	1,528.6	9,709.5	12,134.2	3,368.8	8,765.4
2. Operating profit						
£ millions						
Group turnover	11,238.1	1,528.6	9,709.5	12,134.2	3,368.8	8,765.4
Cost of sales	(7,609.2)	(1,073.5)	(6,535.7)	(8,245.3)	(2,262.0)	(5,983.3)
Gross profit	3,628.9	455.1	3,173.8	3,888.9	1,106.8	2,782.1
Other income and expenses	(3,072.6)	(471.5)	(2,601.1)	(3,190.2)	(946.5)	(2,243.7)
Exceptional items – operating	(107.5)	(9.6)	(97.9)	5.8	-	5.8
Share of joint ventures and associates	13.7	-	13.7	(34.2)	(42.0)	7.8
	462.5	(26.0)	488.5	670.3	118.3	552.0
3. Exceptional items						
£ millions						
Operating exceptionals						
- Demerger costs	(13.8)	(9.6)	(4.2)	-	-	-
- ProMarkt goodwill	(93.7)	-	(93.7)	-	-	-
- Non-recurring reduction in French business tax	-	-	-	5.8	-	5.8
	(107.5)	(9.6)	(97.9)	5.8	-	5.8
(Loss)/profit on the sale of operations						
- Disposal of Superdrug	(342.5)	(342.5)	-	-	-	-
- Disposal of Time Retail Finance	57.7	-	57.7	-	-	-
- Disposal of Electric City	-	-	-	(13.3)	-	(13.3)
- Disposal of Andre Deutsch	-	-	-	(1.4)	(1.4)	-
	(284.8)	(342.5)	57.7	(14.7)	(1.4)	(13.3)
(Loss)/profit on the disposal of fixed assets						
- Disposal of Virtueller Bau-Markt AG	(4.8)	-	(4.8)	-	-	-
- Disposal of Recommend Limited	(3.0)	-	(3.0)	-	-	-
- Provision against the carrying value of Dekor Inc	(23.2)	-	(23.2)	-	-	-
- Disposal of Think Natural Limited	(4.5)	(4.5)	-	-	-	-
- Disposal of shares in Tiscali SpA	(13.0)	(13.0)	-	-	-	-
- Property (losses)/profits	(5.6)	(1.9)	(3.7)	0.2	-	0.2
	(54.1)	(19.4)	(34.7)	0.2	-	0.2

Demerger costs of £13.8m charged to operating profit relate to internal costs directly attributable to the demerger.

In 2001 the Group recognised a profit on the deemed disposal of Liberty Surf. Prior to the year end, the Group entered into an agreement to sell its entire shareholding in Liberty Surf to Tiscali SpA for consideration of cash and shares in Tiscali SpA. In 2002 all of the Tiscali SpA shares have been disposed for a loss of £13.0m.

4. Net interest payable

£ millions	2002	2001
Interest payable	111.9	112.1
Interest receivable	(27.9)	(26.8)
	84.0	85.3
Interest capitalised	(15.6)	(8.7)
Net interest payable	68.4	76.6

Of the net interest payable set out above, a total of £27.2m (2001: £47.6m) has been charged to discontinued operations.

5. Taxation

£ millions	2002	As restated 2001
UK corporation tax		
Current tax on profits of the period	142.5	101.4
Adjustments in respect of prior periods	4.8	(0.3)
	147.3	101.1
Double taxation relief	(65.0)	(0.5)
	82.3	100.6
Foreign tax		
Current tax on profits of the period	65.1	68.9
Adjustments in respect of prior periods	(1.4)	(1.6)
	63.7	67.3
Deferred tax	6.1	7.3
Associated undertakings	1.5	0.7
Joint ventures	2.4	1.4
	156.0	177.3

Of the taxation set out above, a total of £(12.1)m (2001:£17.5m) has been (credited)/charged to discontinued operations.

6. Earnings per share

Continuing operations

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests of £181.4m (2001: £246.3m) and the weighted average number of shares in issue during the period of 1,258.3m (2001:1,245.0m).

The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests of £177.8m (2001:£240.3m) and the diluted weighted average number of shares in issue during the period of 1,271.4m (2001:1,258.8m).

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items to allow comparison to prior year on a like-for-like basis; and of acquisition goodwill amortisation.

The difference between the basic and diluted earnings per share is reconciled as follows:

pence	2002	As restated 2001
Basic earnings per share	14.4	19.8
Attributable to exceptional items	5.9	0.6
Attributable to acquisition goodwill amortisation	1.1	1.2
Taxation arising on exceptional items	(0.1)	0.1
Minority share of exceptional items	(0.1)	0.1
Basic – adjusted earnings per share	21.2	21.8
Diluted earnings per share	14.0	19.1
Attributable to exceptional items	5.8	0.6
Attributable to acquisition goodwill amortisation	1.1	1.2
Taxation arising on exceptional items	(0.1)	0.1
Minority share of exceptional items	(0.1)	0.1
Diluted – adjusted earnings per share	20.7	21.1

Total Group

The calculation of basic earnings per share for the total Group is based on the loss on ordinary activities, after taxation and minority interests of £(248.8)m (2001: profit of £410.1m) and the weighted average number of shares in issue during the period of 1,258.3m (2001: 1,245.0m).

The diluted earnings per share for the total Group is based on the diluted loss on ordinary activities, after taxation and minority interests of £(252.4)m (2001: profit of £404.1m) and the diluted weighted average number of shares in issue during the period of 1,271.4m (2001: 1,258.8m).

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items (and in 2001 Liberty Surf losses) to allow comparison to prior year on a like-for-like basis; and of acquisition goodwill amortisation.

pence	**2002**	**As restated 2001**
Basic (loss)/earnings per share	(19.8)	32.9
Attributable to exceptional items	37.6	(8.2)
Attributable to acquisition goodwill amortisation	1.4	1.4
Attributable to Liberty Surf losses	-	3.4
Taxation arising on exceptional items	(0.1)	0.1
Minority share of exceptional items	(0.1)	0.1
Basic – adjusted earnings per share	19.0	29.7
Diluted (loss)/earnings per share	(19.9)	32.1
Attributable to exceptional items	37.2	(8.1)
Attributable to acquisition goodwill amortisation	1.4	1.4
Attributable to Liberty Surf losses	-	3.3
Taxation arising on exceptional items	(0.1)	0.1
Minority share of exceptional items	(0.1)	0.1
Diluted – adjusted earnings per share	18.5	28.9

7. Reconciliation of movement in equity shareholders' funds

£ millions	2002	As restated 2001
(Loss)/profit for the financial year attributable to the members of Kingfisher plc	(248.8)	410.1
Ordinary dividends on equity shares	(152.3)	(214.8)
	(401.1)	195.3
Foreign exchange adjustments (net of tax)	(29.3)	10.8
Unrealised surplus on revaluation of properties	27.9	53.9
Shares issued under option schemes	15.7	51.3
Scrip issue	64.4	57.8
Minority decrease/(increase) in Castorama	2.7	(0.9)
Goodwill resurrected on disposal of subsidiaries	303.4	-
Dividend in specie relating to demerger	(455.2)	-
Goodwill resurrected on demerger	7.5	-
Net (reduction in)/addition to shareholders' funds	(464.0)	368.2
Opening shareholders' funds (originally £2,983.1m before deducting prior year adjustments of £46.4m)	2,936.7	2,568.5
Closing shareholders' funds	2,472.7	2,936.7

8. Net cash flow from operating activities

£ millions	2002	2001
Group operating profit	448.8	704.5
Depreciation and amortisation	232.2	233.7
ProMarkt goodwill written off	93.7	-
Decrease in development work in progress	27.7	7.5
Increase in stocks	(72.3)	(377.3)
Increase in debtors	(119.1)	(143.6)
Increase in creditors	210.6	127.8
Loss on disposal of fixed assets	3.7	10.6
Net cash inflow from operating activities	825.3	563.2

9. Pension costs

Pension schemes operated and regular pension costs – SSAP24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £48.1m (2001: £46.1m) includes £3.0m (2001: £2.6m) for the UK defined contribution scheme.

A formal actuarial valuation of the UK defined benefit scheme was carried out by an independent professionally qualified actuary, at 31 March 2001, using the projected unit method of funding. In this valuation, the assets were taken at their market value of £1,077m (excluding AVCs). A value was placed on the liabilities by discounting the anticipated future benefits, including allowance where appropriate for future increases in pension and pensionable salaries, using assumptions derived by reference to market conditions as at 31 March 2001. The principal assumptions adopted for the future were an inflation rate of 3% p.a., an investment return on existing assets of 6.5% p.a., an investment return on future contributions of 6.6% p.a., pensionable pay increases of 4.6% p.a. and pension increases of 2.75% p.a.. On this basis, the assets were sufficient to cover over 101% of the scheme's liabilities. The next valuation will be made on or before 31 March 2004.

The pension cost for this scheme charged in the profit and loss account of £38.9m (2001: £37.5m) is based on the formal actuarial valuation described above and in accordance with SSAP 24 "Accounting for pension costs". Variations against regular cost have been amortised using the straight line method. The pension cost for the scheme is the same as contributions paid into the scheme by the Group during the year. The contribution rate as advised by the Actuary will increase from the current rate of 12.5% of pensionable salary costs to 13.5% from 1 April 2002.

There are also funded defined benefit arrangements covering senior executives in France, for which the charge in the profit and loss account was £5.4m (2001: £4.9m). A further £0.8m charge (2001: £1.1m) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS 17 disclosures

In November 2000 the Accounting Standards Board issued FRS 17 "Retirement Benefits" replacing SSAP 24 " Accounting for pension costs". FRS 17 is fully effective for periods ending on or after 22 June 2003, though certain disclosures are required in the transition period. These further disclosures are included below for the scheme as a whole (including the assets and liabilities relating to those active members who were employees of the Woolworths Group and Superdrug at 31 March 2001 and who have the option to transfer their past service benefit to new schemes being set up by those companies from 31 March 2002).

The valuation used for FRS 17 disclosures has been based on the most recent actuarial valuation at 31 March 2001 and updated to 2 February 2002 and to take account of the requirements of FRS 17.

The financial assumptions used to calculate estimated scheme liabilities under FRS 17 are:

Discount rate	5.7% p.a.
Salary escalation	4.0% p.a.
Rate of pension increases	2.4% p.a.
Price inflation	2.4% p.a.

The assets in the scheme at 2 February 2002 and the expected future rates of return on them were:

	£ millions	%
Equities	702	8.0
Bonds	143	5.0
Other (principally cash)	223	4.0
Total market value of assets	1,068	6.8
Present value of scheme liabilities	(1,228)	
Deficit in the scheme	(160)	
Related deferred tax asset	48	
Net pension liability	(112)	

As noted above, these net liabilities include those of active members of Woolworths Group and Superdrug who were employed by those companies at 31 March 2001. Those members who are still employed by these companies at 31 March 2002 have the option to transfer their past service benefit to new arrangements on 31 March 2002. Based on the membership at 31 March 2001, the net liabilities at 31 January 2002 were attributable as follows:

£ millions	Kingfisher Continuing Business	Woolworths Group and Superdrug	Total
Total market value of assets	841	227	1,068
Present value of scheme liabilities	(944)	(284)	(1,228)
Deficit in the scheme	(103)	(57)	(160)
Related deferred tax asset	31	17	48
Net pension liability	(72)	(40)	(112)

If the above amounts had been recognised in the financial statements, the Group's net assets and profit and loss reserve at 2 February 2002 would be as follows:

Net assets	***£ millions***
Net assets excluding net pension liability	3,138
Pension provision under SSAP 24	6
Net pension liability	(112)
Net assets including net pension liability	3,032

Reserves	
Profit and loss reserve excluding net pension liability	1,376
Pension provision under SSAP 24	6
Net pension liability	(112)
Profit and loss reserve including net pension liability	1,270

Kingfisher plc
File Reference 82-968

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18 April 2002

Kingfisher non-executive director Peter Hardy to retire

Kingfisher plc announced today that Peter Hardy has expressed his intention to retire as non-executive director with effect from 7th June 2002. Mr Hardy, who is 63, joined the Board in April 1992.

Kingfisher Chairman Francis Mackay said: "On behalf of the Board, I would like to record our sincere thanks and appreciation to Peter for everything he has done for Kingfisher throughout his long association with the company and particularly during the past ten years as a member of the Board."

Kingfisher Chief Executive Sir Geoffrey Mulcahy said: "Our association with Peter started with the initial acquisition of Woolworths in 1982. Over the following years, as an adviser to the company, he gave us invaluable support as we continued to grow. We were therefore very pleased that, on his retirement from SG Warburg in 1992, Peter agreed to join the Board as a non-executive director. The past ten years have covered a period of considerable change and growth for Kingfisher, during which the Board has benefited from his knowledge and experience. We wish him every success for the future and a very long and fulfilling retirement."

-ENDS-

- Kingfisher is one of Europe's leading retailers, operating in the international Home Improvement, Electrical and Furniture markets. More than half of the Group's turnover arises outside the UK, making it the UK's most international retailer. Kingfisher employs more than 90,000 people in over 1,300 stores across 16 countries and includes some of the best known retail brands in Europe, including B&Q, Castorama, Comet, Darty, and BUT

For further information:
Kingfisher plc
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Ian Harding, Director of Investor Relations	+44 (0)20 7725 4889

Media Enquiries

Jonathan Miller, Head of Corporate Comms, UK	+44 (0)20 7725 5713
Graham Fairbank, Head of Corporate Comms, France	+33 (0)1 43 18 52 26

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15 May 2002

Kingfisher initiates strategic transformation

Kingfisher plc announces that it has initiated the process of acquiring the outstanding minority interests in Castorama Dubois Investissements SCA ("Castorama") and that it intends to separate its Electricals business.

The Board believes that creating a unified and integrated international management structure in Castorama will deliver value for shareholders and provide enhanced opportunities for employees by unlocking significant unrealised potential in the business.

In order to secure a unified structure the Board has initiated a cash offer process that was agreed upon as part of the 1998 merger with Castorama and specified under Article 21 of its articles of association (*statuts*). Accordingly:

- Kingfisher proposes making a cash offer of €67 per share, or a total consideration of €5.1 billion (£3.2 billion), for the 45% interest in the fully diluted share capital of Castorama that it does not own. The Board considers this would be a full and fair offer to the minority shareholders of Castorama, representing a premium of 20% over the Castorama share price before recent speculation
- In accordance with Article 21 Kingfisher has initiated the process for an independent bank to be appointed to deliver a fairness opinion (*certificat d'équité*)
- To finance the proposed offer, and assuming a satisfactory fairness opinion has been received, the Board intends to raise approximately £2.0 billion by way of a rights issue that has already been underwritten on a standby basis, with the balance to be provided by additional bank debt facilities

Upon the launch of the offer, a joint Anglo-French management team led by Kingfisher Chairman, Francis Mackay, and with Sir Geoff Mulcahy as Chief Executive, will take on management responsibility for Castorama. The Board has also begun the process of seeking a successor to Sir Geoff Mulcahy and expects to announce the outcome within 6 months.

In addition to this proposed acquisition, the Board believes that it is appropriate to pursue, as part of this strategic transformation, the separation of Kingfisher's Electricals business. The separation will create two focused leaders in Europe's home improvement and electricals retail sectors. The Board believes that this will enhance shareholder value by providing each of the two businesses with greater strategic focus. It should also help ensure that the Electricals business, made more transparent as a separate concern, is fully valued by the market. The Board anticipates that the separation will be undertaken within 12 months, following the completion of the offer for the minority interests of Castorama. Jean-Noël Labroue will continue as Chief Executive of the Electricals business.

Sir Geoff Mulcahy, Kingfisher's Chief Executive, said:

"I have overseen Kingfisher developing strategically through a series of transforming moves over nearly 20 years. Bringing all of our Home Improvement businesses under one management roof, and separating our Home Improvement and Electrical businesses as two companies, will mark a culmination of this process.

"The consolidation now under way in their respective sectors of European retailing makes this a particularly timely moment to launch the restructuring announced today. Given the strong market background, I believe that our shareholders can look forward to benefiting from the continuing growth of two industry leaders in the years ahead. Laying a solid foundation for this will give me a great deal of personal satisfaction. "

Kingfisher's Chairman, Francis Mackay, commented:

"The moves announced today are designed to capture the full potential of our Group and so enhance value for our shareholders. Our vision is to create two outstanding independent businesses in Home Improvement and Electricals, with strong management teams and market-leading positions.

"Our strategy aims to provide two attractive investments for shareholders looking for quality businesses in growth sectors of the retail market. I believe we have the management strength in depth in both businesses to ensure their continued success and to open up new opportunities for all employees. We are going to pursue this vision firmly and effectively."

Strategic Rationale for the Offer

Kingfisher's vision is to create an integrated pan-European Home Improvement business that combines global scale with local marketing skills. The Board believes this will create enhanced opportunities for employees, deliver superior returns on invested capital and create additional value for shareholders. The removal of the co-control structure and the creation of a unified group will allow Kingfisher to further this vision.

Kingfisher will invest in re-invigorating and modernising the Castorama France business, drawing it closer to the operating standards achieved by B&Q and closing the performance gap in growth rates and returns between Castorama France and its domestic competition. Kingfisher also intends to implement a range of integration and buying benefits which have already been identified.

Modest performance gains have already been achieved by Castorama France in the wake of the merger in 1998, but Kingfisher believes that the measures taken to date have realised only part of the overall potential for improving Castorama's business in France. Kingfisher will improve the customer offer by implementing a store renewal programme and accelerating the adoption of core product ranges. It also intends to roll-out in Castorama France the Cost Price Reduction Programme ("CPR") successfully implemented at B&Q, which resulted in benefits of £48 million last year. It is expected that the delivery of these various initiatives will lead to the offer, as envisaged, being modestly enhancing to earnings per share, after adjusting for the rights issue, in the first full trading year.

Meanwhile, Kingfisher will continue to invest in the growth of Castorama's other successful businesses including Brico Dépôt, Castorama's second principal chain. Further benefits are expected to arise across all of the Group's Home Improvement operations as they become more integrated as a truly pan-European business.

Kingfisher is confident that as a result of these measures, and of almost a decade's experience of working in the French retail sector, it can significantly improve Castorama's returns and growth prospects. Consequently, it will be able to create enhanced employment opportunities, avoiding any compulsory redundancies and preserving Castorama's strong culture. Immediately upon confirmation of the offer by the French market authorities, Kingfisher will work with Castorama's operating management to ensure a measured and practical implementation plan to achieve these benefits, assisted by fully incentivised and empowered local teams.

Background to Offer

Kingfisher obtained its 55% economic stake in Castorama in return for merging its B&Q business into the Castorama group in 1998. Under the articles created in this merger, Castorama is co-controlled by a governing board which now comprises five partners (*Commandités*) who were in place at the time of the 1998 agreement (the "Commandités A") and five who were appointed by Kingfisher.

The articles of Castorama also set out a process for Kingfisher to obtain a casting vote on the governing board by making a cash offer for the minority interests. This mechanism was approved by the Castorama shareholders as part of the 1998 agreement. In compliance with this, Kingfisher has lodged a formal notice with the Commandités initiating the process.

Kingfisher plc
File Reference 82-968

Kingfisher has since held extensive discussions with the Commandités A with a view to agreeing implementation steps for the cash offer process. To date, Kingfisher and the Commandités A have not been able to reach any agreement on this. The Commandités A are seeking legal clarification on the interpretation of Article 21 and are also requesting the appointment by a French Court of a mediator (*mandataire ad hoc*) to assist with its implementation.

Article 21 includes a requirement for an independent bank to provide an opinion on whether the proposed offer price of €67 per share is fair. Accordingly, Kingfisher is continuing to seek the immediate appointment of an independent bank to prepare this opinion.

Assuming timely delivery of a satisfactory fairness opinion, the filing of the offer with the French market authorities is conditional on approval by Kingfisher's shareholders, and clearance by the relevant competition authorities. As stipulated in Article 21, acquisition of the casting vote follows upon publication of approval of the offer (*avis de recevabilité*) by the Conseil des Marchés Financiers ("CMF").

To avoid further delay to the process, however, Kingfisher has concluded that it is now in the best interests of the businesses and shareholders of both Kingfisher and Castorama to announce the initiation of the offer process and to seek the approval of its shareholders.

A circular will be posted shortly to Kingfisher's shareholders convening an Extraordinary General Meeting to approve the proposed offer and the increase in Kingfisher's authorised share capital to enable the associated rights issue to go ahead.

Equity Funding

Kingfisher intends to raise approximately £2.0 billion through a deeply discounted rights issue. The size of the rights issue reflects the need to maintain a strong balance sheet position for the future. The rights issue will be launched after a satisfactory fairness opinion relating to the offer has been received from an independent bank.

Separation of Electricals Business

The Electricals business of Kingfisher is the second most profitable in the European electricals retailing sector and, in the Board's view, has significant future growth potential. The Board firmly believes that, with its experienced management team in place, the business can achieve this potential as a stand-alone entity.

The Board intends to explore all possible options that might help create additional value for shareholders, including a separate listing for the Electricals business that might result in a fuller valuation by the market. It is anticipated that the separation will be undertaken within 12 months, following the completion of the offer for the minority interests of Castorama.

Current Trading

Kingfisher will present its first quarter results on 12 June 2002, which is expected to be before the launch of the rights issue. During the period, while results for individual businesses have varied, the Group's overall performance has been good. Although economic conditions remain difficult, especially in Continental Europe, the Board considers that the prospects for the Group as a whole for the current financial year are satisfactory.

ADDITIONAL INFORMATION

Advisers to Kingfisher

Goldman Sachs International is acting as strategic and financial adviser to Kingfisher on the group transformation. Goldman Sachs International and BNP Paribas are acting as principal financial advisers to Kingfisher in relation to the transaction. Additional financial advice is being provided by UBS Warburg and CSFB, in relation to the UK aspects of the transaction, and by Lazard Frères, in relation to specific French aspects of the transaction.

BNP Paribas, Deutsche Bank AG London and UBS Warburg are acting as mandated lead arrangers for the proposed debt financing.

Scrip Dividend

On 20 March 2002, the Board announced a proposed final dividend for the year ended 2 February 2002 of 7.655p per share and offered a scrip dividend alternative. In view of the uncertainty of the timing of the proposed rights issue, the Board has decided to withdraw the current offer of the scrip dividend alternative. Shareholders who have elected to receive the scrip dividend on this occasion will receive their dividend in cash; mandates electing to receive future scrip dividends will not be affected. The final dividend will be paid on 14 June 2002, subject to shareholder approval at the annual general meeting to be held on 12 June 2002.

Analysts and Press Briefings

An analysts' meeting will be held today at 8.30 am and a press conference will take place at 11.00 am at Renaissance London Chancery Court Hotel, 252 High Holborn, London, WC1V 7EN. In Paris, a press and analysts' meeting will be held at 5.30 pm today at Hôtel d'Evreux, 19 place Vendôme, 75001 Paris.

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information that will be contained in the prospectus to be published in connection with the proposed transaction.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There will be no public offering of securities in the United States.

Certain statements made in this announcement are forward looking statements. Such statements, including those regarding the expected effect on earnings of the proposed integration programme and our objectives regarding earnings growth, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, legal, transactional, regulatory and economic factors, as well as our ability to implement cost savings and revenue-enhancing measures in Castorama. Other factors include our ability to successfully add new and planned store space and to continue to implement cost and cash controls, and to turn around the German electricals business. Kingfisher assumes no responsibility to update any of the forward looking statements contained herein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, BNP Paribas, Lazard Frères, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

-ENDS-

Notes to editors:

1. Castorama is incorporated in France as a *Société en Commandite*

par Actions ("SCA"). It is quoted on the Premier Marché of Euronext Paris with a fully diluted market capitalisation as of 14 May 2002 of approximately €10.7 billion (£6.7 billion). Castorama's SCA structure differs from the more conventional *Société Anonyme* ("SA") structure typically found in France by materially restricting the influence of shareholders, as a result of most of the decision-making power lying in the hands of the *Commandités* and management. Subsidiaries of Kingfisher comprise half of the *Commandités* and Kingfisher holds approximately 55% of the share capital of Castorama.

2. The process which the Board has initiated is set out in Article 21 of the articles of association of Castorama. Broadly, this allows Kingfisher to take full control of Castorama through one of its subsidiaries, SOCODI SARL, acquiring a casting vote at meetings of the *Commandités* from the time the French securities regulators approve a cash offer for Castorama at a price which an independent bank has approved as fair. The Article provides for an independent bank to be appointed within two weeks of the start of the process (which actually began on 18 April) and for the bank to give its certificate of fairness within a further one month.
3. The closing share price of Castorama on 8 March 2002, the day prior to the start of recent speculation on 9 March 2002, was €55.7. The statement relating to the impact of the transaction on Kingfisher's earnings per share is based on the closing Kingfisher share price on 14 May 2002 of £3.85.
4. Kingfisher is Europe's leading Home Improvement retailer and is ranked number three in the world. The Company (through Castorama) operates more than 570 Home Improvement stores in 12 countries and enjoys strong market positions in France, the UK, Poland and Taiwan. Sales for the sector for the year ending 2 February 2002 were over £5.8 billion, with retail profit of over £430 million.
5. Paris-based Kingfisher Electricals operates more than 800 stores in nine countries. It is Europe's second most profitable electrical retailing business, with more sales of white goods than any of its competition. Its sales for the year ending 2 February 2002 were nearly £3.8 billion with retail profit of over £180 million. As well as holding the leading position in France with Darty and the number two position in the UK through Comet, Kingfisher is also the market leader in Belgium through Vanden Borre. Furniture and Electrical chain BUT strengthens Kingfisher Electricals in France.
6. Kingfisher's Annual Report for the year ending 2 February 2002 was posted to shareholders yesterday.
7. Kingfisher's first quarter results will be announced on 12 June 2002, the same day as the AGM.

Further enquiries:
Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0) 207 725 4889

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Andrew Mills, Director of Corporate Affairs +44 (0) 207 725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 207 725 5713

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Graham Fairbank, Head of Corporate Comms +33 (0)1 43 18 52 26

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The Maitland Consultancy
Angus Maitland +44 (0) 207 379 5151
Duncan Campbell-Smith

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Laurent Wormser +33 (0) 1 41 34 40 70
Marie-Noelle Brouaux +33 (0) 1 41 34 34 73

Goldman Sachs International
Yoel Zaoui +44 (0) 207 774 1000
Robin Bishop

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Thierry Varène +33 (0) 1 42 98 12 34

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20 May 2002

Directorate Change

Kingfisher plc today announced that M. Jean-Hugues Loyez resigned from the Board on Friday 17 May 2002.

-ENDS-

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22 May 2002

Kingfisher to hold EGM on 7 June

Kingfisher announced that it is today posting a circular to the Group's shareholders convening an Extraordinary General Meeting on 7 June 2002 to approve the proposed offer at €67 per share for the minority shareholding in Castorama Dubois Investissements SCA ("Castorama") and the connected rights issue.

The EGM will be held at The Landmark London Hotel, 222 Marylebone Road, London NW1 6JQ, commencing at 10.30 am.

Commenting, Kingfisher's Chief Executive Sir Geoff Mulcahy said: "We are confident that our shareholders will vote overwhelmingly in favour of our proposals on 7 June. The offer we are making is both full and fair, representing a 20% premium to the pre-speculation price of Castorama. The Board believes that we can create new opportunities for our employees and significant additional value for our shareholders if we can bring to bear our best-practice retailing skills wherever we operate. This will ensure that all of our businesses can leverage fully their leading market positions and draw on the scale of the Group as a whole to minimise their costs.

"We have been disappointed by the A Commandités' legal actions which could delay the process. I am nonetheless delighted that the offer process is now moving forward in accordance with Article 21 of the 1998 merger agreement, as a result of the action we have taken. This will enable us to make the offer directly to the minority shareholders, whose interests will be protected by an independent bank as Article 21 requires."

Chairman Francis Mackay added: "Given our ambition to set the pace in Home Improvement retailing across Europe, it is imperative that we reinvigorate the Castorama business in France, where it has been losing ground to the local competition in recent years. We can best do this through a unified and simplified management structure, which we intend to support with further capital investment and the application of proven programmes aimed at sales growth and product cost reduction. Achieving our goals with Castorama will further the vision that we have for Kingfisher as an international Group that applies the best of retailing management principles in order to drive performance across all our businesses."

Kingfisher is confident that Schroder Salomon Smith Barney, which has been appointed as the independent bank, will deliver its conclusions regarding its fairness opinion as soon as possible.

Kingfisher confirms that, in addition to providing financial advice in relation to French aspects of the transaction, Société Générale will continue as the Group's broker in Paris.

A copy of the circular to shareholders has been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

-ends-

Further enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)20 7725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Comms, France +33 (0)1 43 18 52 26

The Maitland Consultancy

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Duncan Campbell-Smith +44 (0)20 7379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information that will be contained in the prospectus to be published in connection with the proposed transaction.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There will be no public offering of securities in the United States.

Certain statements made in this announcement are forward looking statements. Such statements, including those regarding the expected effect on earnings of the proposed integration programme and our objectives regarding earnings growth, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, legal, transactional, regulatory and economic factors, as well as our ability to implement cost savings and revenue-enhancing measures in Castorama. Other factors include our ability to successfully add new and planned store space and to continue to implement cost and cash controls, and to turn around the German electricals business. Kingfisher assumes no responsibility to update any of the forward looking statements contained herein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, BNP Paribas, Lazard Frères, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the transaction and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

-ends-

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29 May 2002

Kingfisher statement following CDI results release

Kingfisher, in compliance with its listing obligations, draws the market's attention to the attached first quarter results which were released by Castorama Dubois Investissements SCA ('CDI'). It should be noted that Kingfisher, which owns 56% of CDI, was not given an opportunity to review the statement prior to its release and is, therefore, not able to take responsibility for the presentation of the contents therein.

The Group's results for the first quarter were due to be released on 12th June 2002, the date of the AGM. Following CDI's action Kingfisher will bring forward this date to 30th May. As Kingfisher indicated in its recently published circular to shareholders the Group's overall performance for the first quarter has been good. Whilst results for individual businesses have varied and economic conditions remain difficult, especially in continental Europe, both the Home Improvement and Electrical & Furniture businesses have performed in line with expectations.

-ends-

Further enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)20 7725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Comms, France +33 (0)1 43 18 52 26

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0)20 7379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

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CASTORAMA
Dubois Investissements

FIRST-QUARTER 2002 RESULTS
SALES UP + 19.1 %
INCOME FROM OPERATIONS UP + 32.1%

Castorama Dubois Investissements (CDI) operates 548 do-it-yourself stores in 11 countries on three continents and employs nearly 50,000 people. It is active in three major regions:

- In the **United Kingdom**, with the B&Q and Screwfix banners.
- In **France**, through the Castorama, Brico Dépôt and Dubois Matériaux chains.
- In **International** markets, under the Castorama (latin countries), B&Q (Asia) and Réno Dépôt (Canada) tradenames.

1 - NET SALES

			% change	
in Eur millions	**30 April 2002**	**30 April 2001**	**Actual**	**Like for like**
United Kingdom	1,540.0	1,268.1	**21.4%**	**5.6 %**
France	754.8	698.9	**8.0%**	**2.1%**
International	365.1	266.7	**36.9%**	**10.0%**
Total	**2,659.9**	**2,233.7**	**19.1%**	**5.0%**

Sales rose by + **19.1**% for the three months that ended 30 April 2002. At constant exchange rate, the increase amounted to + 17.8%. This excellent performance confirms that the Group's store chains are enjoying strong growth and meeting customer demand in their main markets.

On a like-for-like basis, sales grew by + **5** %.

United Kingdom

In the **United Kingdom (317 stores)**, sales rose by **21.4**%, or + 19% based on constant exchange rates. On a like-for-like basis, the increase was + **5,6**%.

Growth was driven by rising sales at stores opened in 2001, the launch of new products, and firm sales in existing outlets. Sales of seasonal items, which benefited from favourable early spring weather, were especially robust.

Sales from the Screwfix home shopping business and the diy.com website continued to rise sharply.

During the quarter, B&Q continued to develop the Warehouse format, with the opening of six new outlets. A B&Q Supercentre was also opened. At 30 April, UK operations included 85 B&Q Warehouses and 232 B&Q Supercentres.

France

In **France (152 stores)**, sales gained a reported **+8.0**%, or **+2.1**% on a like-for-like basis, driven by significantly higher sales in stores operating under the Castorama name. The success of the "Fête de l'Investissement" sales promotion enabled the banner to reaffirm its market leadership position.

Like-for-like sales in the "low price, low costs" Brico Dépôt outlets were stable. Consumer spending was adversely affected by the changeover to the euro, as customers had trouble adjusting to the new currency and appreciating price differences, and by uncertainties preceding France's presidential elections.

Overall sales growth in France was slowed by the wholesaling business, whose prior year sales offered a high base of comparison.

During the quarter, expansion in France continued with the opening of three new Brico Dépôt stores and the conversion of four Castorama France outlets to the new format.

International

Sales in **international** markets **(79 stores)** rose by **36.9%**, or 37.7% at constant exchange rates. On a like-for-like store basis, sales increased by **+ 10.0%**, led by significant growth in all countries (and especially in Canada beginning in second-half 2001), thus confirming the Group's ability to adapt to international markets.

During the quarter, 3 new outlets were opened outside France and the UK-one in Italy, one in Taiwan and one in China-bringing to 79 the total number of stores operated internationally.

This performance attests to the growing importance of the Group's international operations, which represent an increasingly significant source of business to drive future growth.

2 - Income from Operations (UNAUDITED)

			% change	
in Eur millions	**30 April 2002**	**30 April 2001**	**Incl. preopening expenses**	**Excl. preopening expenses**
United Kingdom	108.6	82.8	31.1%	31.0%
France	38.2	41.7	(8.5%)	3.5%
International	5.4	(9.6)	NM	NM
Headquarters	(6.2)	(4.4)	NM	NM
Total	**146.0**	**110.5**	**32.1%**	**30.6%**

Income from operations, after preopening expenses, rose by

Kingfisher plc
File Reference 82-968

32.1% to **146** million of Euros. For the quarter, preopening expenses increased by 21.3% to 22 million of Euros.

This substantial increase reflects the effectiveness of the Group's strategy. It was led by outstanding results in international markets, another excellent performance in the United Kingdom, and a lower contribution from France following a return to major investments to deploy the new format. These outlays were concentrated in the beginning of the year, with 4 stores opening in first quarter 2002, compared with 0 in the prior-year period.
When preopening expenses are excluded, income from operations was higher in all regions.

3 - BALANCE SHEET DATA (unaudited)

in Eur millions	**At 30 April 2002**	**At 30 April 2001**
Investments	129	225
Borrowings	751	1,003

The group has pursued its capital expenditure program and had managed to significantly reduced its borrowings over the past three months.

4 - OUTLOOK

As announced in late March, the store base will continue to expand. In all, around 50 new stores, including some 20 conversions, are expected to open in the United Kingdom, France, Poland, Taiwan, Italy, China and Canada.

Based on the strength of its brands, the strong strategic fit between its formats, and the validity of its business models, the CDI Group is confident in its ability to generate sustainable, profitable growth in structurally promising markets.

5 - ANNUAL GENERAL MEETING OF SHAREHOLDERS

At the Annual General Meeting of Shareholders on Thursday, 16 May 2002, shareholders approved all resolutions, including the payment of a dividend net of tax credit of Eur 0.76, payable as of 10 June.

The CDI Group is the leading DIY retailer in Europe and the third largest worldwide. It employs nearly 50,000 people and operates 548 DIY stores in 11 countries (Belgium, Brazil, Canada, China, France, Germany, Italy, Poland, Turkey, Taiwan and the United Kingdom) on three continents. In 2001, it earned Eur 406 million on net sales of 406 billion.

CDI Group shares are traded on the Euronext Paris market. Its main shareholder, Kingfisher Plc, owns 54.6% of diluted shares outstanding and 50% of the voting rights.

For additional information:
Financial Analysts and Investors – CDI Group

Véronique Postic	Tel: +33 (0)3 20 16 72 62
	Fax: +33 (0)3 20 16 75 97
Press- Image 7	
Adeline Challon –	Tel: +33 (0)1 53 70 74 81
Monique Denoix (French)	Fax: +33 (0)1 53 70 74 80
Joanna Moss (English)	Tel: +44 (0)777 564 1441
	Fax: +44 (0)207 7706 3504

www.castorama-group.com

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31 May 2002

Castorama Conclusion

Following a meeting between Kingfisher's Chairman Francis Mackay and members of CDI's senior management team the following agreed statement is being released by the CDI executives.

"We, the senior executives, did appreciate the quality of the discussions with Francis Mackay, enabling us to be able to address all of the points which had been raised.

We note with satisfaction the state of mind and intention signed up to by Francis Mackay.

The answers we received will allow us to reassure our teams on the following points, amongst others, should a bid be launched:

- The commitment that there would be no compulsory redundancies;
- That Francis Mackay guaranteed that financial and tax implications vis-à-vis staff savings and options schemes would be borne by Kingfisher so that nobody is harmed;
- Finally, Francis Mackay confirmed for us that there would be no merging of Brico Dépôt and Castorama France's head offices and that store and regional structures and organisation would not be changed.

In other respects, the executives take the view that the absence of a CEO and of a global project for the group does not allow them to look to the future with confidence and peace of mind and gives them the impression of a hasty operation".

Francis Mackay added: "I welcomed the opportunity to discuss the issues raised and to reassure those present. I recognise the importance of appointing a successor to Sir Geoffrey Mulcahy as Group Chief Executive and this matter is receiving my full attention.

"Finally, I would like to thank those present for their open and constructive approach and I have given each of them a personal letter asking for their support in communicating my message to their teams. I am also pleased to have reached agreement on a process for further direct communication between myself and Castorama employees."

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries

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Andrew Mills, Director of Corporate Affairs	+44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK	+44 (0)20 7725 5713
France	
Graham Fairbank, Head of Corporate Communications, France	+33 (0)1 43 18 52 26
Kingfisher plc	+44 (0) 20 7724 7749
The Maitland Consultancy	
Angus Maitland	
Duncan Campbell-Smith	+44 (0) 207 379 5151
Euro RCSG C&O	
Laurent Wormser	+33 (0)1 41 34 40 70
Marie-Noelle Brouaux	+33 (0)1 41 34 34 73

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information which was contained in the prospectus published in connection with the transaction on 10 July 2002.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There has been and will be no public offering of the new Kingfisher shares in the United States.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

KINGFISHER

Thursday 30 May 2002

Unaudited first quarter results for 13 weeks ended 4 May 2002

	2002 £m	2001 £m	Change
Retail sales	2,410.8	2,260.8	6.6%
Like-for-like sales growth	+1.4%	+5.3%	n/a
Retail profit (1)	114.6	91.5	25.2%
Stocks(1)	1,770.7	1,628.7	8.7%
Capital expenditure(1)	107.6	134.4	(20.0)%
Net debt	951.9	1,792.6	(46.9)%

(1) Retail sectors only, excludes e-commerce, property, financial services, acquisition goodwill amortisation, exceptional items and other operating costs (and for 2001 excludes discontinued operations).

Kingfisher starts the year in solid fashion

Kingfisher, the leading European retailer, today announced trading results for the first quarter to 4 May 2002, with retail sales up 6.6% to £2.4 billion. On a like-for-like basis, sales grew by 1.4%. With a firm focus remaining on margin and cost management, retail profit grew by 25.2%.

The Group's Home Improvement business delivered a strong performance, boosted primarily by UK market leader B&Q. Total UK sales were up 18.9%, with like-for-like sales up 5.9%. In France, total sales grew by 5.6%, with a 2.1% like-for-like increase helped by Castorama's decision to bring forward its Spring sales promotion. Home Improvement retail profit was strongly ahead at £101.3 million.

The first quarter is less significant for Kingfisher's Electrical & Furniture business, accounting for around 5% of annual retail profit. Sales declined by 5.0% on a like-for-like basis, with market conditions in continental Europe continuing to be particularly challenging. Retail profit of £13.3 million was 23.1% higher. However, after adjusting for the additional month of sales and losses in last year's German result, total Electrical & Furniture sales declined by 1.7% and there was a slight fall in retail profit.

"Overall, we've made a good start to the year, although results for individual businesses have varied," said Group Chief Executive Sir Geoffrey Mulcahy. "B&Q has again led the way with a very strong performance. Although economic

conditions remain difficult, especially in continental Europe, we consider that prospects for the Group as a whole for the current financial year are satisfactory."

Update on strategic transformation

The Board believes that the Commandités A are continuing their attempt to frustrate the proposed bid for the minority interests in CDI using a variety of tactics. These include a legal challenge to the independence of Schroder Salomon Smith Barney, a bank which the Commandités A originally selected, after a two week period, from separate shortlists prepared by Kingfisher and the Commandités A. Schroder Salomon Smith Barney, whose appointment had previously been ratified by the Tribunal de Commerce in Paris, has publicly confirmed its independence. Kingfisher, which is firmly committed to moving the process forward, is concerned that the Commandités A continue to frustrate the implementation of the offer process. As the Commandités A are making no attempt to progress the appointment of the bank required by Article 21 of CDI's *statuts*, Kingfisher will vigorously argue its case at a hearing at 11am (Paris time) tomorrow, in the Commercial Court in Paris.

Francis Mackay, Chairman, commented: "The Commandités A are putting forward an alternative idea whereby Kingfisher would demerge Castorama through a complex dual listed company structure (DLC). Kingfisher has previously evaluated this concept in depth and has concluded that it is not in the interests of either Kingfisher's or CDI's shareholders. Among other things, these transitional structures typically result in a valuation discount because of the market's lack of appetite for them. Also, the implementation of a demerger of the DIY business would result in Kingfisher dissipating the premium which it paid in the 1998 merger. It would also replace, effectively, the current complex co-control structure with another complex co-control structure. This is not what the Group needs to implement its unified and ambitious strategy. Furthermore, Castorama shareholders would not benefit from Kingfisher's cash offer which includes a further premium of 20% based on the share price prior to the most recent speculation.

"We're determined to succeed in our ambition of strengthening further the leading position Kingfisher has built in European home improvement retailing. Reinvigorating Castorama's French operation is critical to that ambition. The brand and the people working in the business have tremendous potential. To realise that potential for the benefit of shareholders, customers and employees alike, the Board believes it's extremely important that a clear, unified management structure be created and implemented rapidly. To achieve this, CDI's minority shareholders must be given the opportunity to consider Kingfisher's proposed bid as soon as possible."

-ends-

Note to Editors

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements, or adjust them to future events or developments.

Company profile

1. Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

2. Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries

Ian Harding, Director of Investor Relations +44 (0) 20 7725 4889

Media Enquiries

Andrew Mills, Director of Corporate Affairs +44 (0) 20 7725 5776

Jonathan Miller, Head of Corporate Communications, UK +44 (0) 20 7725 5713

France

Graham Fairbank, Head of Corporate Communications +33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

Kingfisher Website www.kingfisher.com

The Maitland Consultancy

Angus Maitland/Duncan Campbell-Smith +44 (0) 20 7379 5151

Euro RSCG
Laurent Wormser +33 (0) 1 41 34 40 70
Marie-Noelle Brouaux +33 (0) 1 41 34 34 73

SUMMARY UNAUDITED RESULTS

For 13 weeks ended 4 May 2002

	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
HOME IMPROVEMENT	1,599.8	1,383.4	15.6	5.0
ELECTRICAL & FURNITURE[2]	811.0	877.4	(7.6)	(5.0)
TOTAL	**2,410.8**	**2,260.8**	**6.6**	**1.4**

	Retail profit (£m) [1]		
	2002	2001	% change
HOME IMPROVEMENT	101.3	80.7	25.5
ELECTRICAL & FURNITURE [2]	13.3	10.8	23.1
TOTAL	**114.6**	**91.5**	**25.2**

(1) Retail sectors only, excluding e-commerce, property, financial services, acquisition goodwill amortisation and other operating costs.

(2) Electrical & Furniture includes ProMarkt for the three months to April 2002 and the four months to April 2001 respectively. The prior year results for ProMarkt include sales of £52.0 million and a retail loss of £(5.0) million relating to the additional month of January 2001.

SUMMARY OTHER DATA

	Store nos.		Selling space (000s sq. m.)		Employees (FTE)	
	2002	2001	2002	2001	2002	2001
HOME IMPROVEMENT	583	540	3,887.3	3,324.5	52,897	45,802
ELECTRICAL & FURNITURE	825	805	1,041.8	953.8	26,052	24,895
TOTAL	**1,408**	**1,345**	**4,929.1**	**4,278.3**	**78,949**	**70,697**

HOME IMPROVEMENT

	Sales £m 2002	2001	% total change	% like-for-like change
UK	945.6	795.0	18.9	5.9
France	463.1	438.6	5.6	2.1
Other	191.1	149.8	27.6	8.6
Total	**1,599.8**	**1,383.4**	**15.6**	**5.0**

	Retail Profit £m 2002	2001	% change
UK	70.7	56.4	25.4
France	26.6	28.7	(7.3)
Other	4.0	(4.4)	n/a
Total	**101.3**	**80.7**	**25.5**

	Store nos.		Selling space (000s sq.m.)	
	2002	2001	2002	2001
UK	317	302	1,896.0	1,618.0
France	152	142	1,184.0	1,092.0
Other	114	96	807.3	614.5
Total	**583**	**540**	**3,887.3**	**3,324.5**

UK

During the first quarter of the year, B&Q capitalised on the seasonal opportunities presented by better weather and an earlier Easter than last year. Sales of outdoor categories such as garden equipment, furniture, bedding plants and decking were particularly strong.

Continuing benefits from the Cost Price Reduction Programme helped to improve gross margins in the period and retail profit grew significantly by 25.4% to £70.7 million.

A further six B&Q Warehouses were opened in the first quarter, including the innovative two-storey B&Q Warehouse at Sutton and the first B&Q Warehouse in Eire.

France

Sales in France were boosted by Brico Dépôt's continuing strong growth, in local currency terms, of 29.2%. Castorama France's decision to bring forward its Spring sales promotion from May to April led to like-for-like sales growth of 11% in that month. Overall, sales for the quarter in Castorama France grew by 2.9% in local currency.

Four new stores opened, of which two were relocations, bringing the total number of Castorama stores in France to 106. A further three stores are planned to open this year. Three Brico Dépôt stores opened, bringing the total to 46, and a further eight are planned to open in the remainder of the year.

This store development activity resulted in an increase of £2.6 million in pre-opening net costs that contributed to the retail profit decrease of 7.3%. Again, Brico Dépôt achieved strong retail profit growth.

Other

International sales increased by 27.6% to £191.1 million and the result improved by £8.4 million to a retail profit figure of £4.0 million. Sales grew in all regions, except Belgium and Brazil, with good growth in Poland and encouraging performance in Canada against a poor first quarter last year due to difficult market conditions.

ELECTRICAL & FURNITURE

	Sales £m 2002	2001	% total change	% like-for-like change
France	371.5	371.1	0.1	(4.0)
UK	277.7	272.8	1.8	(2.4)
Germany (1)	114.4	192.1	(40.4)	(14.3)
Other	47.4	41.4	14.5	0.5
Total	**811.0**	**877.4**	**(7.6)**	**(5.0)**

	Retail Profit £m 2002	2001	% change
France	26.2	27.7	(5.4)
UK	0.7	0.6	16.7
Germany (1)	(10.3)	(13.4)	n/a
Other	(3.3)	(4.1)	n/a
Total	**13.3**	**10.8**	**23.1**

	Store nos. 2002	2001	Selling space (000s sq.m.) 2002	2001
France (2)	278	260	489.4	441.5
UK	258	259	233.3	220.1
Germany	189	194	229.0	220.0
Other	100	92	90.1	72.2
Total	**825**	**805**	**1,041.8**	**953.8**

(1) Electrical & Furniture Germany includes ProMarkt for the three months to April 2002 and the four months to April 2001 respectively. The prior year results include sales of £52.0 million and a retail loss of £(5.0) million relating to the additional month of January 2001.

(2) Electrical & Furniture France includes only those stores consolidated in the Group's figures. Electrical & Furniture France also operates 141 non-consolidated franchise stores with 355,500 square metres of selling space and 3,600 (FTE) employees.

France

Consumer confidence in France continued to have an adverse impact on the electricals market, which according to GFK saw a 4.4 % decline in February and March. Against that background, Darty saw its total sales decrease by 2.3% in local currency, down 4.1% on a like-for-like basis.

Strong sales growth continued to be achieved in wide screen TVs, DVDs and laptop computers and Darty also continued its programme of space expansion with the opening of a further three stores.

BUT experienced a similar impact from the weaker French market and, while total sales grew by 17.3% in local currency, like-for-like sales declined by 3.5%. Sales in furniture were stronger than in electricals which, coupled with the benefits derived from BUT's ongoing supply chain initiatives, led to improved gross margins.

UK

Following a year of strong growth in 2001, the UK electricals market showed little growth in the first quarter. Comet's sales continue to be fuelled by demand for new technology products, including wide screen TVs, refrigeration, multi-media and games.

Comet now operates 36 'interactive' destination stores, following the opening of another five this quarter. Six more are planned to open during the remainder of the year.

Germany

The decline of the electricals market in Germany accelerated in the first quarter and, consequently, sales continued to fall at ProMarkt.

The new management team continued implementing the turnaround plan. The gross margin percentage grew and costs fell compared with last year. However, the extent of the sales decline, due to the difficult market conditions, meant these improvements were insufficient to continue the recent underlying trend of decreasing losses.

Other

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak republics. Sales and profit performance improved year-on-year, driven mostly by improvements at BCC following the rectification of last year's supply chain problems.

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June 7th 2002

EGM Approval of offer for Castorama minorities at €67 per share and associated rights issue

Kingfisher received shareholder approval at its Extraordinary General Meeting today for its proposed purchase of the 44.5% minority interest in Castorama Dubois Investissements SCA ("Castorama") that it does not already own. Subject to the receipt of a satisfactory fairness opinion (*certificat d'équité*), and the necessary regulatory approvals, the minority shareholders will be offered €67 per share, valuing the minority interests of Castorama at £3.2 billion.

Also approved at the EGM was the increase in Kingfisher's authorised share capital required for the proposed £2.0 billion rights issue with which Kingfisher intends to part-fund the acquisition. The remainder of the purchase consideration will be met out of new bank debt facilities.

The EGM resolutions, both passed by overwhelming majorities, followed confirmation by the Paris Commercial Court (*Tribunal de Paris*) that Rothschild et Cie has been formally appointed as the independent investment bank responsible for delivering a fairness opinion in respect of the proposed offer price of €67 per share. We anticipate the fairness opinion being delivered by early July.

Before proceeding formally to launch its offer, Kingfisher is required to obtain:

- a satisfactory fairness opinion on the price offered by Kingfisher;
- clearance by the competition authorities; and
- the approval of the offer by the French stock market authorities (*Conseil des marchés financiers*).

Accordingly, Kingfisher now expects that, subject to receipt of a satisfactory opinion on the price offered by Kingfisher and the necessary regulatory clearances, it will be able to make a formal offer to Castorama's minority shareholders during August.

Francis Mackay, Chairman of Kingfisher, said: "The Board considers €67 per share to be a full and fair price and we believe this has been supported by the market's reaction to the offer. The offer represents a premium of 20% over the Castorama share price prior to the onset of current speculation and particularly when taking into account the substantial premium paid for co-control in 1998."

Commenting on objections to the current offer that have been raised by the *A Commandités*, and alternative proposals by them to restructure Castorama via a demerger, Mr Mackay said: "It is important to remember that the *A Commandités* are not in a position to claim they represent the views of all Castorama minority shareholders. In addition, the alternatives to Kingfisher's cash offer which they have proposed to our largest shareholders are clearly unacceptable. We are pleased that our shareholders have voted overwhelmingly in favour of the proposed cash offer."

Francis Mackay added that the process now underway was agreed in 1998 by the A *Commandités* and Castorama shareholders. He considered it "unfortunate that the *A Commandités* had chosen to engage in tactics aimed at delaying or frustrating the offer being put to Castorama's minority shareholders. The uncertainty caused was not in the interests of the business, employees or shareholders."

He concluded: "It is clearly important that we remove this uncertainty as soon as possible so that everybody can concentrate fully on realising the tremendous potential within Europe's leading home improvement retailer."

-ENDS-

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1. Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

2. Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0) 207 725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Comms +33 (0)1 43 18 52 26

The Maitland Consultancy +44 (0) 207 379 5151

Angus Maitland
Duncan Campbell-Smith

Euro RCSG C&O

Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

Goldman Sachs International +44 (0) 207 774 1000

Yoel Zaoui
Robin Bishop

BNP Paribas
Thierry Varène +33 (0)1 42 98 17 27

Kingfisher plc
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8 July 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher's €67 offer for Castorama minorities declared fair and £2 billion rights issue to go ahead

- Rothschild et Cie. has confirmed €67 as a fair price for the Castorama minorities
- Kingfisher to proceed with cash offer of €67 per Castorama share, or a total consideration of €5.1 billion (£3.3 billion), for the minority interests following necessary clearances from competition authorities, expected in August 2002
- Fully underwritten rights issue to raise £2.0 billion to proceed immediately, offering Kingfisher shareholders 1 new share for each existing share held, at a price of 155 pence per new Kingfisher share
- Targeted performance improvements across the group leading to the Offer being modestly enhancing to Kingfisher's earnings per share in the second full year

Kingfisher's Chairman, Francis Mackay, said:

"We are obviously pleased that Rothschild has confirmed that our offer is fair and we will be proceeding as planned. Our overall strategic transformation is very much on track and I confirm that we intend to pursue the separation of Kingfisher's Electricals business as previously announced. We look forward to working closely with all the teams in Castorama to realise the undoubted potential in the brands across the world."

Kingfisher's Chief Executive, Sir Geoffrey Mulcahy, added:

"Now we have certainty regarding the Offer, we look forward to furthering our vision of a pan-European Home Improvement business with a unified management structure, and creating additional value for shareholders and enhanced opportunities for employees. Kingfisher has a clear strategic agenda. First, we will continue to invest in our existing, winning brands B&Q, Brico Depôt, Castorama Poland and Screwfix. Second, we must revitalise Castorama in its domestic market so that the business is once again the leader in French home improvement. Third, we will focus our international efforts on markets where we are convinced that an opportunity exists to build local market leaders."

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world.The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit.As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries

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quarter trad

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Preliminary

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Andrew Mills, Director of Corporate Affairs	+44 (0)207 [illegible]
Jonathan Miller, Head of Corporate Communications, UK	+44 (0)20 7725 5713
France	
Graham Fairbank, Head of Corporate Communications, France	+33 (0)1 43 18 52 26
Kingfisher plc	+44 (0) 20 7724 7749
The Maitland Consultancy	
Angus Maitland	
Duncan Campbell-Smith	+44 (0) 207 379 5151
Euro RCSG C&O	
Laurent Wormser	+33 (0)1 41 34 40 70
Marie-Noelle Brouaux	+33 (0)1 41 34 34 73

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information which was contained in the prospectus published in connection with the transaction on 10 July 2002.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There has been and will be no public offering of the new Kingfisher shares in the United States.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

Introduction

On 15 May 2002, Kingfisher announced plans for a strategic transformation. It announced that it had initiated the process of acquiring the outstanding minority interests in Castorama Dubois Investissements SCA ("Castorama"), a proposed £2.0 billion rights issue to fund partially the proposed offer and its intention to separate its Home Improvement and Electricals businesses.

On 22 May 2002, a Circular was sent to Kingfisher's shareholders convening an Extraordinary General Meeting, which was held on 7 June 2002. At that Meeting, both the proposed offer and the related rights issue were approved by an overwhelming majority of shareholders.

Kingfisher remains convinced that proceeding to buy the minorities of Castorama is appropriate and in the best interests of its business, shareholders and employees. This is notwithstanding the significant decline in global equity markets and the extended time taken to complete the process, which is likely to have delayed the delivery of the identified performance improvements.

Offer for Castorama Minorities

Kingfisher is proposing to make a cash offer of €67 per Castorama Share, or a total consideration of €5.1 billion (£3.3 billion) for the

45.4% interest in the fully diluted share capital of Castorama that the Kingfisher Group does not already own. The articles of Castorama lay down a process to enable Kingfisher to exercise full control over Castorama by making a cash offer for the minority interests. This requires an independent bank to provide an opinion on whether Kingfisher's proposed Offer price of €67 per Castorama Share is fair.

On 10 June 2002, Rothschild et Cie. was appointed as the independent bank for this purpose and, on 7 July 2002, certified that Kingfisher's proposed Offer price of €67 per Castorama Share is fair. Accordingly, Kingfisher will, subject to receiving the necessary clearances from competition authorities, proceed to make a formal offer to the minority shareholders of Castorama in accordance with French takeover offer rules, which Kingfisher expects to make in August 2002. Under Castorama's articles, the Kingfisher Group will acquire a casting vote at meetings of the governing boards of Castorama (Assemblée des Commandités and Conseil de Gérance) giving it effective control from the time the French stock market regulator (Conseil des marchés financiers) approves this cash offer.

Funding of the Offer

In connection with the Offer, Kingfisher announces that it is proposing to raise approximately £2.0 billion by the issue of new Kingfisher shares at a price of 155 pence per new Kingfisher share. The issue price reflects a discount of 50% to the middle market price of 310 pence per Kingfisher share on 5 July 2002, the last business day prior to the date of this announcement.

The issue is being made by way of a rights issue to shareholders on the register at the close of business on 8 July 2002 on the basis of

1 new Kingfisher Share for every 1 existing Kingfisher Share held.

The rights issue has been fully underwritten by UBS Warburg, CSFB and Goldman Sachs International. The remainder of the financing of the Offer will be through a new debt facility of up to €2.4 billion.

Background and Rationale

Home Improvement Business

Kingfisher's vision is to create an integrated pan-European Home Improvement business that combines global scale with local marketing skills. It will focus on markets where it can establish leading market positions. Kingfisher believes this will create enhanced opportunities for employees, deliver superior returns on invested capital and so create additional value for shareholders. Kingfisher will create a unified Group with a clear and accountable management structure and unified employee and shareholder bases. The removal of the existing co-control arrangements will allow Kingfisher to further this vision. The Group will have a clear strategic agenda to deliver value, with three objectives:

- Backing the established winners – B&Q, Brico Depôt, Castorama Poland and Screwfix
- Reinvigorating Castorama France
- Focusing on selected international markets to build leaders

It is critical that the Group drives further growth in value from continuing to invest in B&Q, Brico Depôt, Castorama Poland and Screwfix. Since 1999, B&Q and Screwfix together have contributed 122 per cent. of Castorama's retail profit growth, with Brico Depot and Castorama Poland contributing 11 per cent. and 22 per cent., respectively. These gains offset the declines in retail profit growth elsewhere in the Castorama group. These engines of growth must be continuously reinvigorated and extended to stay ahead of local competition. In the medium term, they will also benefit from using Group advantages of buying scale and shared retail expertise to help them serve their customers even better.

Castorama in France has a strong brand but has under-performed, relative to its local competition, due to a lack of investment and innovation in development. Kingfisher will work with the local management teams to address two key priorities:

• Achieving sales growth in the business

• Improving profitability

In the first instance, the Home Improvement business will work on improving its consumer offer, by adopting common core ranges, addressing the poor pricing perception and undertaking a widespread low cost renewal programme, together with selective full store transformations. This will be done in line with a new vision for the brand, where much research has recently been done. The scope of likely benefits from this programme has been estimated to be in the order of £6 million in the first full year rising to £12 million in 2004/5. Based on almost a decade of experience of working in the French market, Kingfisher will develop detailed plans with local management, starting once the Offer is made, when greater access to the necessary operating details will be possible.

In addition to improving the consumer offering, Kingfisher will also seek to reduce product costs by working constructively with suppliers, using the techniques already successfully applied at B&Q, which generated a saving in 2001 of £48m. The initial scoping of this programme indicates a possible benefit of £22 million in 2003/4 in Castorama France rising to a target of £40 million in the following year, if applied also to Brico Depôt and Castorama Poland. These benefits reflect estimated costs of implementation based on the experience in B&Q, but do not account for any significant unanticipated issues that may arise once Kingfisher has full access to operational details. George Adams, B&Q's Managing Director - Commercial, will be responsible for this programme.

In relation to the international businesses, Kingfisher will review with local management the appropriate path to local market leadership. If it cannot be seen how to achieve this, Kingfisher, together with local management, will institute a plan for exiting those markets in the most appropriate manner. Kingfisher will focus on creating a limited number of long term leading businesses that will add significant value in the medium and long term. Ian Cheshire, Executive Director, will be responsible for this process.

Kingfisher will continue to be headquartered and publicly quoted in London. In accordance with its current practice, Kingfisher expects each of its operating businesses to retain their own management structures and cultures. The headquarters for Castorama France will, naturally, continue to be in Lille, that for B&Q in Southampton and for Brico Depôt in Paris.

The corporate centre for the newly unified group will have group functions in both London and Lille, using the best people for each role from the existing corporate teams, regardless of nationality or current working location. Kingfisher has already given an undertaking that, in the creation of the new integrated corporate centre, there will be no compulsory redundancies. In 2003/4 the savings from combining the Castorama group head office functions with Kingfisher's is targeted to be £5 million per annum.

Kingfisher believes that these programmes, together with other initiatives in the Home Improvement business, will generate overall benefits from the Offer of between £30 million and £40 million in the first full year. These are targeted to rise to at least £55 million in the following year. The time it will take to achieve these benefits depends on quickly developing positive and constructive working relationships across the Group.

Finally, Kingfisher will be in a position to move ahead with its plans to separate its Electricals business, enabling it to simplify the Group head office structure further and to realise other benefits such as being able to integrate various existing Home Improvement interests in Kingfisher, including Nomi and the property holdings, as well as to strengthen the strategic alliance with Hornbach. These moves enable Kingfisher to target the generation of benefits of up to £20 million in 2004/5, creating total targeted benefits from this transformation of up to £80 million in 2004/5.

Financial Effects

Based on Kingfisher's closing share price on 5 July 2002 of 310 pence, it is expected that these performance improvements and other planned initiatives will lead to the Offer being modestly enhancing to Kingfisher's earnings per share, after adjusting for the

rights issue, in the second full trading year after implementation of the Offer. Based on Kingfisher's share price prior to announcement of the initiation of the offer process, on 15 May 2002, of 385.5 pence, the Offer would have been modestly enhancing to earnings per share in the first full trading year.

Separation of Kingfisher's Electricals Business

Kingfisher intends to explore all possible options for the separation of its Electricals business to create additional value for shareholders, including a separate listing for the Electricals business that might result in a fuller valuation by the market. Following the completion of the Offer for the minority interests of Castorama, it is anticipated that the separation will be undertaken within the timeframe previously announced. The separation would be subject to prior shareholder approval.

Overseeing the Transformation

Upon the Offer being approved by the French stock market regulator, a joint Anglo-French management team, led by Kingfisher's Chairman, Francis Mackay, and Kingfisher's Chief Executive, Sir Geoffrey Mulcahy, will take on management responsibility for Castorama. The process of seeking a successor to Sir Geoffrey is proceeding as planned and the outcome will be announced in the next four months. The existing operating management will remain in place.

Current Trading and Prospects

On 30 May 2002, Kingfisher announced trading results for the first quarter to 4 May 2002. Retail sales were up 6.6 per cent. to £2.4 billion. On a like-for-like basis, sales grew by 1.4 per cent. With a firm focus remaining on margin and cost management, retail profit grew by 25.2 per cent.

The Group's Home Improvement business delivered a strong performance, boosted primarily by UK market leader B&Q. Total UK sales were up 18.9 per cent., with like-for-like sales ahead by 5.9 per cent. In France, total sales grew by 5.6 per cent., with a 2.1 per cent. like-for-like increase, helped by Castorama's decision to bring forward its Spring sales promotion. Home Improvement retail profit was strongly ahead at £101.3 million.

The first quarter is less significant for Kingfisher's Electricals business, accounting for around 5.0 per cent. of annual retail profit. Sales declined by 5.0 per cent. on a like-for-like basis, with market conditions in continental Europe continuing to be particularly challenging. Retail profit of £13.3 million was 23.1 per cent. higher. However, after adjusting for the additional month of sales and losses in last year's German result, total Electrical & Furniture sales declined by 1.7 per cent. and there was a slight fall in retail profit.

During the period, while results for individual businesses have varied, the Group made a good start to the year. Although economic conditions remained difficult, especially in continental Europe, Kingfisher considered that the prospects for the Group as a whole for the current financial year are satisfactory. This view has not changed since the end of the first quarter.

Principal Terms of Rights Issue

In connection with the Offer, Kingfisher is proposing to raise approximately £2.0 billion by the issue of new Kingfisher Shares at a price of 155 pence per new Kingfisher Share. The Issue Price reflects a discount of 50% to the middle market price of 310 pence per Kingfisher Share on 5 July 2002, the last business day prior to the date of this announcement.

The issue is being made by way of a Rights Issue to Qualifying Shareholders on the register at the close of business on 8 July 2002 on the basis of

1 new Kingfisher Share for every 1 existing Kingfisher Share

held at the close of business on 8 July 2002.

The Rights Issue is conditional upon:

(i) admission of the new Kingfisher Shares to the Official List of the

UK Listing Authority and to trading on the London Stock Exchange's market for listed securities taking place by not later than 8:00 a.m. on 31 July 2002 (or such later time on 31 July 2002 as the Underwriters and Kingfisher may agree); and

(ii) the Underwriting Agreement otherwise having become unconditional in all respects and not having been terminated in accordance with its terms prior to commencement of dealings in the new Kingfisher Shares, nil paid.

Kingfisher will use the net funds raised by the rights issue, expected to be some £2 billion, towards payment for the acquisition of the 45.4 per cent. of the issued share capital of Castorama that the Kingfisher Group does not already own. The remainder of the financing of the Offer will be through the new debt facility of up to €2.4 billion.

Although the rights issue is not conditional on the Offer being made, Kingfisher believes that, in so far as the EC merger regulatory pre-condition to the making of the Offer is concerned, the Offer is not foreseen to give rise to substantive competition concerns. Furthermore, Kingfisher believes that, in view of the Rothschild et Cie. fairness opinion, once the Offer is made, the Company will acquire all or a substantial part of the capital of Castorama that it does not already own.

The full terms and conditions of the Rights Issue will be detailed in a Prospectus which is expected to be posted to Kingfisher shareholders on 10 July 2002.

It is intended that Provisional Allotment Letters in respect of the new Kingfisher Shares will be despatched on 10 July 2002 to Qualifying non-CREST Shareholders (other than certain overseas shareholders) at their own risk. Its is expected that Nil Paid Rights of Qualifying CREST Shareholders (other than certain overseas shareholders) will be credited to their appropriate stock accounts and enabled for trading on 11 July 2002.

It is expected that admission of the new Kingfisher Shares to the Official List of the UK Listing Authority and to trading on the London Stock Exchange's market for listed securities will become effective on 11 July 2002 and that dealings in the new Kingfisher Shares, nil paid, will commence at 8.00am on that day.

The Rights Issue is fully underwritten by UBS Warburg, CSFB and Goldman Sachs International.

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Record Date for the Rights Issue	Close of business 8 July 2002
Nil Paid Rights in CREST enabled (Qualifying CREST Shareholders only)	11 July 2002
Dealings in new Kingfisher Shares, nil paid, commence on the London Stock Exchange	8.00 a.m. on 11 July 2002
Kingfisher Shares trade ex-rights	11 July 2002
Recommended latest time for requesting withdrawal of Nil Paid Rights or Fully Paid Rights from CREST (i.e. if your Nil Paid Rights or Fully Paid Rights are in CREST and you wish to convert them into certificated form)	9.30 a.m. on 26 July 2002
Latest time and date for depositing renounced Provisional Allotment Letters, nil or fully paid, into CREST or for dematerialising Nil Paid Rights or Fully Paid Rights into a CREST stock account	3.00 p.m. on 30 July 2002
Latest time and date for splitting Provisional Allotment Letters, nil or fully paid	3.00 p.m. on 31 July 2002
Latest time and date for acceptance and payment in full	9.30 a.m. on 2 August 2002
New Kingfisher Shares credited to CREST stock accounts	5 August 2002
Despatch of definitive share certificates for new Kingfisher Shares in certificated form	9 August 2002

Notes:

(i) The dates set out in the expected timetable of principal events above may be adjusted by Kingfisher, in which event details of

the new dates will be notified to the UK Listing Authority, the London Stock Exchange, the Commission des operations de bourse and Euronext Paris SA and, where appropriate, to Kingfisher shareholders.

(ii) References to times are to London time unless otherwise stated.

- ends -

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information that will be contained in the prospectus to be published in connection with the proposed transaction.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the U.S. Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the U.S. Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There will be no public offering of securities in the United States.

Certain statements made in this announcement are forward looking statements. Such statements, including those regarding the expected effect on earnings of the proposed integration programme and our objectives regarding earnings growth, are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results and performance to differ materially from any expected future results or performance, express or implied, by the forward looking statements. Factors that might cause forward looking statements to differ materially from actual results include, among other things, legal, transactional, regulatory and economic factors, as well as our ability to implement cost savings and revenue-enhancing measures in Castorama. Other factors include our ability to successfully add new and planned store space and to continue to implement cost and cash controls, and to turn around the German electricals business. Kingfisher assumes no responsibility to update any of the forward-looking statements contained herein.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

Analysts and Press Briefings

An analysts' meeting will be held today at 10.00 am and a press conference will take place at 11.30 am at the Brewery, Chiswell Street, London EC1Y 4SD.

In Paris, a press and analysts' meeting will be held at 11.00 am (Paris time) on Tuesday, 9 July at Hotel Four Seasons George V, 31 avenue George V, 75008 Paris.

Kingfisher plc
File Reference 82-96..

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2 August 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher announces 95.95 per cent take up of rights issue

Kingfisher announces that by 9.30am on 2 August 2002, the latest time and date for acceptance and payment in full for new Kingfisher Shares under the terms of the Rights Issue announced on 8 July 2002, valid acceptances were received in respect of 1,241,287,345 new Kingfisher Shares, representing approximately 95.95 per cent. of the new Kingfisher Shares offered by way of rights at 155 pence per share. Kingfisher intends to exercise its discretion to accept Provisional Allotment Letters received by 9.30am on 3 August 2002 (with a postmark prior to 9.30am on 2 August 2002).

The Underwriters (UBS Warburg, CSFB and Goldman Sachs) will therefore be seeking subscribers for a maximum of 52,355,447 remaining new Kingfisher Shares.

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world.The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit.As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Communications, France +33 (0)1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0) 207 379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of

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information which was contained in the prospectus published in connection with the transaction on 10 July 2002.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There has been and will be no public offering of the new Kingfisher shares in the United States.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

Kingfisher plc
File Reference 8

press releases

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- How to use this section
- Press releases
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- Press releases 2002/03
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5 August 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher confirms take-up of rights issue

Following the announcement on 2 August 2002 of the level of acceptances under the terms of the Rights Issue announced on 8 July 2002, Kingfisher announces that it has exercised its discretion to accept Provisional Allotment Letters received by 9.30am on 3 August 2002 (with a postmark prior to 9.30am on 2 August 2002) and as a result valid acceptances have now been received in respect of 1,241,323,467 new Kingfisher Shares, representing approximately 95.95 per cent. of the new Kingfisher Shares offered by way of rights at 155 pence per share.

The Underwriters (UBS Warburg, CSFB and Goldman Sachs) will therefore be seeking subscribers for 52,319,325 new Kingfisher Shares.

-ENDS-

Company profile
Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Communications, France +33 (0)1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0) 207 379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information which was contained in the prospectus published in connection with the transaction on 10 July 2002.

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This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There has been and will be no public offering of the new Kingfisher shares in the United States.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

press releases

Media centre

- How to use this section
- Press releases
- Event calendar
- Library
- Press releases 2002/03
- Press releases 2001
- Press releases 2000
- Press releases 1999
- Company reports
- Annual report request
- Results/presentations
- Video archive
- Downloads
- Management
- Contact us
- Request information
- Image downloads

5 August 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher announces successful placement of rights issue rump

Following the announcement earlier today of the level of acceptances under the terms of the Rights Issue announced on 8 July 2002, Kingfisher announces that subscribers have today been procured for the 52,319,325 new Kingfisher shares for which valid acceptances were not received, at a price of 181 pence per share.

The net proceeds, after deduction of the Rights Issue Price of 155 pence and the expenses of procuring subscribers, will be paid pro rata to the persons whose rights have lapsed in accordance with the terms of the offer.

Accordingly, sub-underwriters will not be required to subscribe for any new Kingfisher Shares.

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Communications, France +33 (0)1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0) 207 379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

Goldman Sachs International
Zoel Zaoui
Robin Bishop +44 (0)207 774 1000

BNP Paribas

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Thierry Varième +33 (0)1 42 98 17 27

Important Notice

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information which was contained in the prospectus published in connection with the transaction on 10 July 2002.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There has been and will be no public offering of the new Kingfisher shares in the United States.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

Kingfisher plc
File Reference 82-968

press releases

7 August 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher receives EU clearance to make its offer for Castorama Minorities

Kingfisher plc announces that on Tuesday 6th August 2002 the European Commission cleared the proposed offer for the shares of Castorama Dubois Investissements SCA not already owned by Kingfisher plc.

Kingfisher will proceed to make a formal offer to the minority shareholders of Castorama in accordance with French takeover offer rules, which Kingfisher expects to make later this month. Under Castorama's articles, the Kingfisher Group will acquire a casting vote at meetings of the governing boards of Castorama (Assemblée des Commandités and Conseil de Gérance) giving it effective control from the time the French stock market regulator (Conseil des marchés financiers) approves this cash offer.

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Communications, France +33 (0)1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0) 207 379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

-ENDS-

Kingfisher plc
File Reference 82-968

press releases

21 August 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

Kingfisher seeks french stock market approval for Castorama Minority offer

Kingfisher plc, in accordance with French takeover offer rules, is today filing with the French stock market regulators (Conseil des marchés financiers and Commission des opérations de bourse), for the approval of its formal cash offer for the minority shareholding in Castorama Dubois Investissements SCA ("Castorama") that it does not already own. A resumé of the offer document has also been published in today's edition of La Tribune.

Under Article 21 of Castorama's articles, Kingfisher (through its wholly-owned subsidiary, Socodi S.A.R.L.) will acquire a casting vote at meetings of the executive bodies of Castorama (Assemblée des Commandités and Conseil de Gérance) giving it effective control of Castorama from the time the Conseil des marchés financiers approves this cash offer by issuing an avis de recevabilité.

Kingfisher expects to proceed to make the formal offer to the minority shareholders of Castorama, under the terms which have been previously announced of euros 67 per share, by the end of this month, with cash settlement expected in mid-October.

In the event that Kingfisher holds at least 95% of the voting rights in Castorama at the end of the offer, Kingfisher will consider whether to make a public offer (offre publique de retrait) followed, as the case may be, by a compulsory acquisition offer for the Castorama shares then held by the public.

Following the offer and depending on its outcome, Castorama shares may be delisted from the premier marché of Euronext Paris, subject to the financial and legal conditions applicable to such a delisting being satisfied.

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

France

Graham Fairbank, Head of Corporate Communications, France	+33 (0)1 43 18 52 26
Kingfisher plc	+44 (0) 20 7724 7749
The Maitland Consultancy	
Angus Maitland	
Duncan Campbell-Smith	+44 (0) 207 379 5151
Euro RCSG C&O	
Laurent Wormser	+33 (0)1 41 34 40 70
Marie-Noelle Brouaux	+33 (0)1 41 34 34 73

Kingfisher plc
File Reference 82-968

press releases

Media centre

- How to use this section
- Press releases
- Event calendar
- Library
- Press releases 2002/03
- Press releases 2001
- Press releases 2000
- Press releases 1999
- Company reports
- Annual report request
- Results/presentations
- Video archive
- Downloads
- Management
- Contact us
- Request information
- Image downloads

28th August 2002

Not for release, distribution or publication in whole or part into or in the United States, Canada, Australia, Ireland, Japan or South Africa.

CMF approval enables Kingfisher to assume management control of Castorama

Following approval from the Conseil des marchés financiers ("CMF") for Kingfisher's cash offer for the minority shareholding in Castorama Dubois Investissements SCA ("Castorama") that it does not already own, the Group has now acquired control of Castorama under Article 21 of the company's articles. A meeting of the conseil de gérance of Castorama has been convened for 2 September 2002 in order to implement this change of control to the management of Castorama.

Sir Geoff Mulcahy, Kingfisher's Chief Executive, said :

"We are delighted by the decision of the CMF which represents a crucial step in the on-going process. In line with the 1998 agreement, the publication of the avis by the CMF allows us to assume effective control of Castorama."

Kingfisher will proceed with its formal offer to the minority shareholders of Castorama, under the terms which have been previously announced of euros 67 per share, immediately following receipt of approval by the Commission des opérations de bourse, which is expected shortly.

As previously stated, in the event that Kingfisher holds at least 95% of the voting rights in Castorama at the end of the offer, Kingfisher will consider whether to make a public offer (offre publique de retrait) followed, as the case may be, by a compulsory acquisition offer for the Castorama shares then held by the public.

Following the offer and depending on its outcome, Castorama shares may be delisted from the premier marché of Euronext Paris, subject to the financial and legal conditions applicable to such a delisting being satisfied.

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

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19 March 2 Preliminary

2002 Com

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Kingfisher C

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France	
Graham Fairbank, Head of Corporate Communications, France	+33 (0)1 43 18 52 26
Kingfisher plc	+44 (0) 20 7724 7749
The Maitland Consultancy	
Angus Maitland	
Duncan Campbell-Smith	+44 (0) 207 379 5151
Euro RCSG C&O	
Laurent Wormser	+33 (0)1 41 34 40 70
Marie-Noelle Brouaux	+33 (0)1 41 34 34 73

Kingfisher plc
File Reference 82-968

press releases

2 September 2002

Not for release, distribution or publication in whole or in part into or in the United States, Canada, Australia, Ireland, Japan or South Africa

Kingfisher establishes unified management structure at Castorama

Kingfisher announced today that it has taken steps to restructure the Board of Castorama Dubois Investissements SCA ("Castorama"), achieving one of its key objectives of establishing a unified management structure.

The restructuring was effected at meetings of the Board (Conseil de Gérance) and partners (Assemblée des Commandités) on Monday, 2nd September 2002. Having received approval from the CMF (Conseil de marchés financiers) on 28th August 2002 to proceed with its offer on Castorama, Kingfisher was able to exercise its casting vote to put in place a unified management structure.

The five Commandités 'A' have ceased to be Commandités and Gérants with immediate effect. M. Jean-Hugues Loyez is no longer Chairman of the Board of Castorama and leaves the business. Socodi, represented by Sir Geoffrey Mulcahy, was appointed Chairman of the Board.

Each of the main businesses, B&Q, Castorama (France) and Brico Dépôt, will report to Kingfisher's Chief Executive, Sir Geoffrey Mulcahy.

The Conseil de Gérance, at a further meeting on 2nd September 2002, also approved the draft of the note d'information to be issued by Castorama in the offer process.

Sir Geoffrey Mulcahy said: "We have achieved our primary objective of putting in place a unified management structure which will allow us to work directly with the operating management to exploit Kingfisher's full potential as Europe's leading home improvement business. I would like to take the opportunity of thanking Jean-Hugues Loyez and his colleagues for their contribution to the business and wish them well for the future."

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world.The company operates more than 580 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electrical & Furniture operates more than 820 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit.As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Communications, UK +44 (0)20 7725 5713

France
Graham Fairbank, Head of Corporate Communications, France +33 (0)1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0) 207 379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

IMPORTANT NOTICE

This document does not constitute, or form part of, an offer, or solicitation of an offer, to purchase or subscribe for any rights, shares or other securities. These may only be made on the basis of information which was contained in the prospectus published in connection with the transaction on 10 July 2002.

This announcement does not constitute an offer of securities for sale in the United States. The information contained herein is not for publication or distribution to persons in the United States. The new Kingfisher shares have not been and will not be registered under the US Securities Act of 1933 (the "Securities Act") and may not be offered or sold in the United States unless they are registered with the US Securities and Exchange Commission or they are exempt from the registration requirements of the Securities Act. There has been and will be no public offering of the new Kingfisher shares in the United States.

Prices and values of, and income from, shares may go down as well as up and an investor may not get back the amount invested. It should be noted that past performance is no guide to future performance. Persons needing advice should consult an independent adviser.

Each of Goldman Sachs International, UBS Warburg and CSFB is acting for Kingfisher and no one else in connection with the rights issue and will not be responsible to any other person for providing the protections afforded to their respective clients or for providing advice in relation to the transaction.

Kingfisher plc
File Reference 82-968

press releases

6 September 2002

Ian Cheshire appointed Chief Executive, International and Development

The Board of Kingfisher plc is pleased to announce that Ian Cheshire has been appointed Chief Executive, International and Development, with immediate effect.

Ian Cheshire joined Kingfisher in 1998 as Director of Strategy and Development and was appointed to the Board in June 2000. His new appointment follows Kingfisher's announcement that it has taken full management control of Castorama Dubois Investissements S.C.A.

-ENDS-

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0)207 725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0)207 725 5713

France
Graham Fairbank, Head of Corporate Comms +33 (0)1 43 18 52 26

The Maitland Consultancy
Angus Maitland
Duncan Campbell-Smith +44 (0) 207 379 5151

Euro RCSG C&O
Laurent Wormser +33 (0)1 41 34 40 70
Marie-Noelle Brouaux +33 (0)1 41 34 34 73

Kingfisher plc
File Reference 82-968

KINGFISHER

Wednesday 18 September 2002

Interim results for 26 weeks ended 3 August 2002

Kingfisher reports strong first half growth, with pre tax profits (1) ahead 26.5% to £274.7 million.

- Total retail sales growth of 10.1%, with like-for-like sales up 1.3%
- Retail profit ahead by 19.8% to £294.3m
- Profits before tax up 26.5% to £274.7m (1)
- Earnings per share ahead by 24.6% to 7.1p (2)
- Dividends at 3.45p per share are up 5.2% (2)
- Balance sheet strengthened by strong operating cash flow

Note (1) Before exceptional items and acquisition goodwill amortisation.
(2) Adjusted to reflect the bonus element of the recent rights issue and the share consolidation effected in August 2001.

Kingfisher today announced first half year results, with retail sales ahead by just over 10% to £5.1 billion and retail profit up almost 20% to £294.3 million. The period saw weak consumer confidence in France and Germany, along with relatively better conditions in the UK.

The Home Improvement sector performed strongly. Total sales grew 14.6%, up 2.8% on a like-for-like basis, with growth in the core categories offset by slower growth in seasonal areas in B&Q. Retail profit grew by 24.9% to £256.1 million, out-pacing sales growth, in large part due to the margin benefits arising from the ongoing cost price reduction programme in the UK.

The Electrical and Furniture sector grew total sales by 1.7%, but like-for-like sales were down 1.5%. Sales performance in the second quarter was stronger than the first, with consumer demand for vision products boosted by the World Cup. Retail profit declined by 6.1% to £38.2 million. Market share gains were achieved in the UK and France, but the slower rate of sales growth, combined with a mix shift into faster growing but lower margin products, led to the profit decline.

Overall the Group's profit before tax and exceptional items grew by 26.5% and, after accounting for minority interests and an increased taxation rate, adjusted earnings per share grew 24.6% to 7.1p.

An interim dividend of 3.45p will be payable, up 5.2% on last year's 3.28p.

Sir Geoffrey Mulcahy, Kingfisher's Chief Executive, said:

"Overall, these are a strong set of results achieved in a tough consumer environment. We are on track to deliver our strategic transformation into Europe's leading pure play Home Improvement retailer with a unified management team responsible for developing the business. In Electricals, our strong positions in France and the UK have enabled us to trade successfully in challenging market conditions, whilst in Germany we clearly have more work to do.

"In the short term we expect the slowdown in the rate of economic growth to result in a continuing difficult market environment. In Home Improvement, where we have market-leading positions in the UK and France through B&Q and Castorama, the strategic alliance with Hornbach in Germany and operations in eight other countries, we will be well-placed to compete in this exciting growth market. Meanwhile, we are committed to the separation of the Electricals business within the timetable previously announced."

-ends-

Note to Editors

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and

unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Company profile

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 590 home improvement stores in 11 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0) 20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0) 20 7725 5776

Media Enquiries, France
Graham Fairbank, Head of Corporate Communications +33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749
Kingfisher website www.kingfisher.com

SUMMARY RESULTS

SECTOR	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
HOME IMPROVEMENT	3,421.9	2,985.0	14.6	2.8
ELECTRICAL AND FURNITURE (2)	1,650.1	1,622.9	1.7	(1.5)

TOTAL	5,072.0	4,607.9	10.1	1.3

SECTOR	Retail profit (£m) [1]		
	2002	2001	% change
HOME IMPROVEMENT	256.1	205.0	24.9
ELECTRICAL AND FURNITURE [2]	38.2	40.7	(6.1)
TOTAL	294.3	245.7	19.8

(1) Retail sectors only, excluding property, financial services, acquisition goodwill amortisation and other operating costs.

(2) Electrical & Furniture includes ProMarkt for the six months to end July 2002 and the seven months to end July 2001 respectively. The prior year results for ProMarkt include sales of £52.0m and a retail loss of £5.0m relating to the additional month of January 2001.

SUMMARY OTHER DATA

SECTOR	Store nos.		Selling space (000s sq. m.)		Employees (FTE)	
	2002	2001	2002	2001	2002	2001
HOME IMPROVEMENT	595	557	3,980.7	3,504.4	56,883	48,603
ELECTRICAL AND FURNITURE	838	806	1,055.8	965.4	26,711	25,012
TOTAL	1,433	1,363	5,036.5	4,469.8	83,594	73,615

INDEX

Financial Section

HOME IMPROVEMENT

	Retail sales (£m) 2002	2001	% total change	% like-for-like change
UK	1,940.3	1,672.0	16.0	3.0
France	1,017.9	930.6	9.4	1.4
International	463.7	382.4	21.3	5.5
Total	**3,421.9**	**2,985.0**	**14.6**	**2.8**

	Retail profit (£m) 2002	2001	% change
UK	173.1	140.9	22.9
France	63.6	61.3	3.8
International	19.4	2.8	n/a
Total	**256.1**	**205.0**	**24.9**

UK

The Repair, Maintenance and Improvement (RMI) market showed growth of 4.0% for the first half of the year and B&Q continued to outperform the competition and grow overall market share through its focus on new range introduction and lower prices. New rangeing activity included the new "IT" takeaway kitchens, free standing kitchen appliances and contemporary bathroom suites. Prices continued to be rolled back, reinforcing B&Q's commitment to bring down the cost of DIY for its customers.

Margin benefits have arisen from both a positive mix shift into higher margin internal decorative ranges and also the ongoing Cost Price Reduction (CPR) programme.

Eight new Warehouses (including one relocation) opened in the period including the new double-decker Warehouse at Sutton, a key initiative for the penetration of under-represented metropolitan locations. One of the Warehouse openings was in Dublin, B&Q's first store in the fast growing Eire market. Also, two new Destination Supercentres opened during the period.

Screwfix, the specialist catalogue and Internet business, grew sales and profit strongly, with customers responding well to increased on-line marketing activity.

France

In France the market grew by 2.5% with the combined chains of Castorama and Brico Dépôt growing overall market share.

Castorama main chain stores in France reported total sales growth of 1.7% and like-for-like sales growth of 0.9% for the first six months. Strongest growth was delivered in the Garden category which achieved like-for-like growth of 5.0%, benefiting from new ranges and competitive pricing.

Gross margins improved, but costs grew faster, with significant investment in advertising and increased pre-opening costs. The first half saw two new stores and four relocations, which built on the experience from previous Warehouse style operating formats.

Brico Dépôt had a strong first half, outpacing market growth. Total sales grew 35.8% with like-for-like sales up 5.3%. Following a relatively flat first quarter, sales growth accelerated in the second quarter as Brico Dépôt reaffirmed its value proposition. Sales were adversely impacted following the introduction of the Euro, but highlighting French Franc equivalent prices restored customer confidence in the

pricing structure. As a result of stronger gross margins and cost economies of scale, Brico Dépôt's operating margins increased significantly in the first half.

International

Sales grew by 21.3% in the International businesses with growth in all countries except Brazil and Belgium which experienced small declines. Like-for-like sales grew by 5.5% with Castorama Poland showing double digit growth. Profit growth was stimulated by an improved performance from Réno-Dépôt and strong organic growth at Castorama Poland.

In Canada, Réno-Dépôt achieved like-for-like growth of 4.1% despite increasing competition. Profit has improved dramatically compared to the prior year, benefiting from higher buying margins and lower cost ratios. Store opening and marketing costs fell following the one-off expenditure relating to the launch of the Building Box last year.

Despite difficult economic conditions, Castorama Poland grew sales by 39.0% and profits by more than 50% on the prior year. There were three new store openings in the first half, bringing the total to 15.

ELECTRICAL AND FURNITURE

	Sales (£m) 2002	2001	% total change	% like-for- like change
France	767.8	731.8	4.9	(1.3)
UK	551.0	518.5	6.3	2.4
Germany [(1)]	226.9	285.0	(20.4)	(10.5)
Other	104.4	87.6	19.2	1.0
Total	**1,650.1**	**1,622.9**	**1.7**	**(1.5)**

	Retail Profit (£m) 2002	2001	% change
France	60.4	65.2	(7.4)
UK	4.8	3.4	41.2
Germany [(1)]	(21.6)	(23.4)	7.7
Other	(5.4)	(4.5)	(20.0)
Total	**38.2**	**40.7**	**(6.1)**

(1) Includes six months to end July 2002; comparative results are for the seven months to end July 2001. The prior year results include sales of £52.0m and a retail loss of £5.0m relating to the additional month of January 2001.

France

The French electricals market suffered from weak consumer confidence and uncertainty over political elections in the first half. Between February and end July the market shrank by 1.0%, according to GFK.

Against this tough background Darty was able to increase its market share, growing total sales by 0.6% in local currency. On a like-for-like basis sales fell by 1.5% across the period, although the second quarter performance was stronger than the first. Overall Darty's sales were £567.2 million and retail profit was £36.6 million.

Selling space grew by 3.9% during the first half of the year with four store openings, two relocations and the extension of a further six stores.

Darty's sales were driven by digital technology. The business significantly increased its market share in this product segment, with strong growth in LCD and plasma screen TV's as well as in digital cameras. Multimedia exhibited strong volume growth, particularly in laptop computers and high specification printers. White product sales remain in-line with the flat market trend over the period.

As a result of the sales mix changing towards faster growth but lower margin products, the gross margin rate declined slightly during the first half of the year.

BUT exhibited a similar impact from depressed consumer confidence and the weak state of the French market and, while total sales grew by 13.9% in local currency, like-for-like sales declined by 0.6%. BUT's total sales were £200.6 million with retail profit ahead slightly at £23.8 million.

Product margins continued to improve reflecting the increasing shift to directly sourced products, although overall this was offset by the growing proportion of wholesale sales. During the period a further 11 franchisee acquisitions were completed.

UK

Comet's core market grew by 3.8% between February and end July 2002. Comet increased its market share slightly (GFK white and brown products only) to 13.2% during the period.

Comet's Every Day Low Prices (EDLP) policy continued to drive sales growth. Initiatives to improve the shopping experience including improved in-store product information, better in-store service and wider ranges continued to be a success. As a result, the average prices of products sold again increased compared to last year as customers bought more higher specification products, benefiting margins. Sales were fuelled by strong demand for large screen televisions, laptop computers and games,

with mobile phone sales improving in the second quarter after the anniversary of the networks' increase in handset prices.

Following the opening of a further six interactive destination stores in the first half there are now a total of 37. Another five stores are planned in the second half of the year. Destination stores contributed over 26% of sales during the first half.

Following positive trial results 20 existing core stores received new improved in-store layouts and a further 24 stores are due to be relaid in the next quarter.

Germany

The German electricals market declined further in the first half of the year. The recovery programme put in place last year has continued to deliver higher average selling prices, improved margins and lower costs. However, these improvements have been insufficient to offset the impact of the lower sales arising from the weak market conditions and intense competitor activity. Consequently, despite the early promising results delivered by the recovery programme, the business is now not delivering the required performance improvements. In the light of this it is clear that more work remains to be done.

International

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech and Slovak republics. Each market has been tough, demonstrating similar sales trends in the various product categories to those seen in the UK, France and Germany. Total sales growth was mostly driven by new store openings and store refurbishment across all four markets.

E-Commerce

All of the Group's principal brands have now been transactional on-line for over a year. Total on-line sales increased by over 150% compared to last year and, in the NetRatings on-line 'Home and Garden' category, the B&Q and Castorama websites consistently attract the highest number of visitors in their respective markets.

Comet's multi-channel retailing approach is proving a success and the website is on target to break even this year. The website is the fourth most visited on-line retailer in the UK.

Average transaction values and sales conversion rates are increasing across the Group's websites as the experience of the earlier established sites is shared throughout the businesses.

Property

In the first half Chartwell Land, the Group's property development and investment business, increased income by 15% to £28.6 million. In addition to this, the Group as a whole disposed of fixed assets (mainly operating freehold and investment properties) generating proceeds of £148 million (2001: £15 million) and a net exceptional profit of £4.1 million (2001: £(0.3) million loss) during the period.

Central costs

These include the cost of centralised functions including business development, taxation, treasury and financial control. Also included are the statutory costs associated with a public listing, including company secretariat, corporate communications and investor relations. In the first half of the year, central costs fell by 9% to £19.8 million.

KINGFISHER DATA BY SECTOR AND MARKET

HOME IMPROVEMENT SECTOR			
	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
UK	318	1,920.5	24,871
France	155	1,196.8	17,983
International	122	863.4	14,029
TOTAL	**595**	**3,980.7**	**56,883**

ELECTRICAL AND FURNITURE SECTOR			
	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
France [1]	290	492.0	13,815
UK	257	235.3	7,560
Germany	189	229.2	3,182
Other	102	99.3	2,154
TOTAL	**838**	**1,055.8**	**26,711**

TOTAL	**1,433**	**5,036.5**	**83,594**

(1) The figures for Electrical and Furniture France include only those stores consolidated in the Group's figures. Electrical and Furniture France also operates 130 non-consolidated franchise stores with 334,000 sq metres of selling space and 3,000 FTE employees.

KINGFISHER PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT (UNAUDITED)
For the half year ended 3 August 2002

£ millions	Notes	Half year* ended 3 August 2002	Half year ended 4 August 2001 Continuing operations	Half year ended 4 August 2001 Discontinued operations	Half year ended 4 August 2001 Total
Turnover including share of joint ventures		**5,191.7**	4,694.0	1,397.7	6,091.7
Less: share of joint ventures' turnover		**(70.0)**	(48.2)	(3.3)	(51.5)
Group turnover	1	**5,121.7**	4,645.8	1,394.4	6,040.2
Group operating profit/(loss)		**276.8**	126.9	(26.2)	100.7
Share of operating profit in:					
Joint ventures		**1.8**	3.5	-	3.5
Associates		**5.2**	1.8	-	1.8
Total operating profit/(loss) including share of joint ventures and associates		**283.8**	132.2	(26.2)	106.0
Analysed as:					
Home Improvement		**256.1**	205.0	-	205.0
Electrical and Furniture		**38.2**	40.7	-	40.7
General Merchandise		**-**	-	(23.1)	(23.1)
Property		**28.6**	24.8	21.4	46.2
E-commerce and other new channels		**(6.8)**	(11.0)	(11.1)	(22.1)
Other operating costs		**(19.8)**	(21.7)	-	(21.7)
Exceptional items – operating	2	**(3.3)**	(97.9)	(9.6)	(107.5)
Acquisition goodwill amortisation		**(9.2)**	(7.7)	(3.8)	(11.5)
Total operating profit/(loss) including share of joint ventures and associates		**283.8**	132.2	(26.2)	106.0
Exceptional items – non-operating:	3				
Profit/(loss) on the disposal of fixed assets		**4.1**	(31.3)	(17.5)	(48.8)
Demerger costs		**-**	-	(27.2)	(27.2)
Loss on the sale of operations		**-**	-	(342.5)	(342.5)
Profit/(loss) on ordinary activities before interest		**287.9**	100.9	(413.4)	(312.5)
Net interest payable		**(21.6)**	(20.6)	(22.2)	(42.8)
Profit/(loss) on ordinary activities before tax		**266.3**	80.3	(435.6)	(355.3)
Taxation on ordinary activities		**(85.0)**	(64.9)	21.2	(43.7)
Profit/(loss) on ordinary activities after tax		**181.3**	15.4	(414.4)	(399.0)
Equity minority interests		**(67.9)**	(54.8)	-	(54.8)
Profit/(loss) attributable to the members of Kingfisher plc		**113.4**	(39.4)	(414.4)	(453.8)
Earnings/(loss) per share (pence)	5				
Basic		**6.8**	(2.4)		(27.3)
Diluted		**6.6**	(2.5)		(27.3)
Adjusted basic		**7.1**	5.7		4.4
Adjusted diluted		**6.9**	5.5		4.2
Memorandum:					
Profit/(loss) before tax, exceptional items and acquisition goodwill amortisation		**274.7**	217.2	(35.0)	182.2

*The profit and loss account for the half year ended 3 August 2002 relates entirely to continuing operations

KINGFISHER PLC
CONSOLIDATED PROFIT AND LOSS ACCOUNT
For the year ended 2 February 2002

£ millions	Notes	Continuing operations	Discontinued operations	Total
Turnover including share of joint ventures		9,819.4	1,532.3	11,351.7
Less: share of joint ventures' turnover		(109.9)	(3.7)	(113.6)
Group Turnover	1	9,709.5	1,528.6	11,238.1
Group operating profit/(loss)		474.8	(26.0)	448.8
Share of operating profit in:				
Joint ventures		9.4	-	9.4
Associates		4.3	-	4.3
Total operating profit/(loss) including share of joint ventures and associates		488.5	(26.0)	462.5
Analysed as:				
Home Improvement		430.7	-	430.7
Electrical and Furniture		183.7	-	183.7
General Merchandise		-	(29.6)	(29.6)
Property		45.3	29.0	74.3
E-commerce and other new channels		(18.8)	(12.0)	(30.8)
Other operating costs		(39.6)	-	(39.6)
Exceptional items – operating	2	(97.9)	(9.6)	(107.5)
Acquisition goodwill amortisation		(14.9)	(3.8)	(18.7)
Total operating profit/(loss) including share of joint ventures and associates		488.5	(26.0)	462.5
Exceptional items – non-operating:	3			
Loss on the disposal of fixed assets		(34.7)	(19.4)	(54.1)
Demerger costs		-	(27.2)	(27.2)
Profit/(loss) on the sale of operations		57.7	(342.5)	(284.8)
Profit/(loss) on ordinary activities before interest		511.5	(415.1)	96.4
Net interest payable		(41.2)	(27.2)	(68.4)
Profit/(loss) on ordinary activities before tax		470.3	(442.3)	28.0
Taxation on ordinary activities		(168.1)	12.1	(156.0)
Profit/(loss) on ordinary activities after tax		302.2	(430.2)	(128.0)
Equity minority interests		(120.8)	-	(120.8)
Profit/(loss) attributable to the members of Kingfisher plc		181.4	(430.2)	(248.8)
Earnings/(loss) per share (pence)	5			
Basic		10.9		(14.9)
Diluted		10.6		(15.0)
Adjusted basic		16.0		14.4
Adjusted diluted		15.6		14.0
Memorandum:				
Profit/(loss) before tax, exceptional items and acquisition goodwill amortisation		560.1	(39.8)	520.3

KINGFISHER PLC
CONSOLIDATED BALANCE SHEET (UNAUDITED)
As at 3 August 2002

£ millions		3 August 2002		4 August 2001		2 February 2002
Fixed assets						
Intangible assets		**299.7**		389.9		295.4
Tangible assets		**3,505.5**		4,177.9		3,503.9
Investments in joint ventures						
- share of gross assets	**169.7**		167.6		66.9	
- share of gross liabilities	**(139.8)**	**29.9**	(141.4)	26.2	(40.8)	26.1
Investments in associates		**91.4**		14.1		87.6
Other investments		**149.3**		109.9		122.4
		4,075.8		4,718.0		4,035.4
Current assets						
Development work in progress		**50.6**		104.1		61.5
Stocks		**1,683.6**		1,951.8		1,575.3
Debtors		**692.4**		796.9		962.0
Securitised consumer receivables	**-**		275.8		-	
Less: non-recourse secured notes	**-**	**-**	(225.1)	50.7	-	-
Investments		**74.7**		191.7		174.7
Cash at bank and in hand		**2,127.8**		123.9		387.4
		4,629.1		3,219.1		3,160.9
Creditors						
Amounts falling due within one year		**(2,929.0)**		(3,725.1)		(3,233.2)
Net current assets/(liabilities)		**1,700.1**		(506.0)		(72.3)
Total assets less current liabilities		**5,775.9**		4,212.0		3,963.1
Creditors						
Amounts falling due after more than one year		**(621.5)**		(800.0)		(780.2)
Provisions for liabilities and charges		**(49.1)**		(61.0)		(44.9)
		5,105.3		3,351.0		3,138.0
Called up share capital		**348.6**		175.8		177.7
Reserves		**4,027.2**		2,552.5		2,295.0
Equity shareholders' funds		**4,375.8**		2,728.3		2,472.7
Equity minority interests		**729.5**		622.7		665.3
		5,105.3		3,351.0		3,138.0

Approved by the Board
Sir Geoffrey Mulcahy *Director*
Helen Weir *Director* **17 September 2002**

KINGFISHER PLC
CONSOLIDATED CASH FLOW (UNAUDITED)
For the half year ended 3 August 2002

£ millions	Notes	Half year ended 3 August 2002	Half year ended 4 August 2001	Year ended 2 February 2002
Net cash inflow from operating activities	6	**444.8**	389.2	825.3
Dividends received from joint ventures		**3.6**	2.0	2.0
Returns on investment and servicing of finance				
Net interest paid		**(30.8)**	(54.1)	(84.3)
Dividends paid by subsidiaries to minorities		**(33.0)**	(30.2)	(31.2)
Net cash outflow from returns on investment and servicing of finance		**(63.8)**	(84.3)	(115.5)
Taxation				
Tax paid		**(73.0)**	(78.4)	(165.9)
Capital expenditure and financial investment				
Net purchase of fixed assets		**(81.3)**	(343.2)	(100.4)
Net (purchase)/sale of investments		**(16.1)**	113.3	(29.0)
Net cash outflow from capital expenditure and financial investment		**(97.4)**	(229.9)	(129.4)
Acquisitions and disposals				
Purchase of subsidiary and business undertakings	9	**(23.7)**	(10.2)	(18.0)
Sale of subsidiary and business undertakings		**-**	252.0	428.1
Net sale of joint ventures/associated undertakings		**-**	2.4	23.8
Cash acquired on joint venture becoming a subsidiary		**-**	-	12.9
Non-operating demerger costs		**-**	-	(27.2)
Issue of shares by Group companies to minority shareholders		**6.7**	3.7	10.3
Net cash (outflow)/inflow from acquisitions and disposals		**(17.0)**	247.9	429.9
Equity dividends paid to shareholders		**(97.0)**	(125.2)	(148.4)
Net cash inflow before use of liquid resources and financing		**100.2**	121.3	698.0
Management of liquid resources				
Net movement in short-term deposits		**246.6**	-	(276.3)
Net movement in short-term investments		**100.6**	(23.1)	(1.6)
Net cash inflow/(outflow) from management of liquid resources		**347.2**	(23.1)	(277.9)
Financing				
Issue of ordinary share capital		**1,912.5**	6.9	18.0
Capital element of finance lease rental payments		**(6.3)**	(4.4)	(6.2)
Net movement in loans		**(297.4)**	(114.4)	(372.7)
Net cash inflow/(outflow) from financing		**1,608.8**	(111.9)	(360.9)
Increase/(decrease) in cash	7	**2,056.2**	(13.7)	59.2

KINGFISHER PLC
NOTES TO THE INTERIM FINANCIAL STATEMENTS (UNAUDITED)

1. Turnover

£ millions	Half year ended 3 August 2002	Half year ended 4 August 2001	Year ended 2 February 2002

Home Improvement	**3,421.9**	2,985.0	5,833.9
UK	**1,940.3**	1,672.0	3,214.6
France	**1,017.9**	930.6	1,833.5
International	**463.7**	382.4	785.8
Electrical and Furniture	**1,650.1**	1,622.9	3,784.8
France	**767.8**	731.8	1,700.0
UK	**551.0**	518.5	1,253.2
Germany	**226.9**	285.0	624.7
Other	**104.4**	87.6	206.9
Retail sales from continuing operations	**5,072.0**	4,607.9	9,618.7
Property	**35.7**	11.6	35.7
Financial Services	**14.0**	26.3	55.1
Total continuing operations	**5,121.7**	4,645.8	9,709.5
Discontinued operations	**-**	1,394.4	1,528.6
Total	**5,121.7**	6,040.2	11,238.1

2. Exceptional items: operating

The operating exceptional item of £3.3m in the half year ended 3 August 2002 represents costs incurred by Castorama Dubois Investissements SCA in relation to the buy out of the minority interest by Kingfisher (see note 10).

The operating exceptional item of £107.5m in the half year ended 4 August 2001 and the year ended 2 February 2002 represents £93.7m in relation to the impairment charge against the remaining goodwill in respect of the ProMarkt business, and £13.8m of incremental internal costs directly attributable to the demerger of the Woolworths Group.

3. Exceptional items: non-operating

(a) The profit /(loss) on disposal of fixed assets can be analysed as follows:

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Continuing operations			
Profit/(loss) on disposal of properties	**4.1**	(0.3)	(3.7)
Provisions for losses on disposal of investments	**-**	(31.0)	(31.0)
	4.1	(31.3)	(34.7)
Discontinued operations			
Loss on disposal of properties	**-**	-	(1.9)
Provisions for losses on disposal of			

investments	-	(17.5)	(17.5)
	-	(17.5)	(19.4)
Total	**4.1**	(48.8)	(54.1)

(b) Demerger costs of £27.2m in the prior year related to external costs, principally professional advisors' and commitment fees, directly attributable to the demerger of the Woolworths Group.

(c) The (loss)/profit on the sale of operations in the prior year represents the loss of £(342.5)m on the sale of the Superdrug business and the profit of £57.7m on the sale of the Time Retail Finance business.

4. Dividends

An interim dividend of 3.45p amounting to £89.3m (2001: 3.281p amounting to £53.4m), after adjusting for the effect of the bonus element of the rights issue (4.345p before adjustment), will be paid on 22 November 2002 to shareholders on the Register at 4 October 2002. A scrip dividend will be offered and forms of election will be sent to shareholders on 15 October 2002.

5. Earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to ordinary shareholders by the weighted average number of ordinary shares in issue during the period, excluding those held in the ESOP which are treated as cancelled.

For the half year ended 4 August 2001 the weighted average number of shares has been adjusted for the share consolidation which took place on 28 August 2001 when the ordinary shares of 12.5p were consolidated on a 10 for 11 basis into ordinary shares of 13.75p.

The weighted average number of shares has also been adjusted for the bonus element of the rights issue, which took place in July 2002. Prior year earnings per share figures have been restated accordingly.

(a) Continuing operations

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests, of £113.4m (2001: loss of £(39.4)m) and the weighted average number of shares in issue during the period of 1,678.7m (2001: 1,659.8m). The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests, of £111.6m (2001: loss of £(41.9)m) and the diluted weighted average number of shares in issue during the period of 1,686.3m (2001: 1,668.9m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 3 August 2002**	*As restated* Half year ended 4 August 2001	*As restated* Year ended 2 February 2002
Basic earnings/(loss) per share	**6.8**	(2.4)	10.9
Earnings per share relating to exceptional items	**(0.2)**	7.6	4.3
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.5	0.8
Basic adjusted earnings per share	**7.1**	5.7	16.0
Diluted earnings/(loss) per share	**6.6**	(2.5)	10.6
Earnings per share relating to exceptional items	**(0.2)**	7.5	4.2
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.5	0.8
Diluted adjusted earnings per share	**6.9**	5.5	15.6

(b) Total Group

The calculation of basic earnings per share for the total Group is based on the profit on ordinary activities, after taxation and minority interests, of £113.4m (2001: loss of £(453.8)m) and the weighted average number of shares in issue during the period of 1,678.7m (2001: 1,659.8m). The diluted earnings per share for the total Group is based on the diluted profit on ordinary activities, after taxation and minority interests, of £111.6m (2001: loss of £(456.3)m) and the diluted weighted average number of shares in issue during the period of 1,686.3m (2001: 1,668.9m).

The difference between the basic and diluted earnings per share and the basic adjusted and diluted adjusted earnings per share is reconciled as follows:

Pence per share	**Half year ended 3 August 2002**	*As restated* Half year ended 4 August 2001	*As restated* Year ended 2 February 2002
Basic earnings/(loss) per share	**6.8**	(27.3)	(14.9)
Earnings per share relating to exceptional items	**(0.2)**	31.0	28.2
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.7	1.1
Basic adjusted earnings per share	**7.1**	4.4	14.4
Diluted earnings/(loss) per share	**6.6**	(27.3)	(15.0)
Earnings per share relating to exceptional items	**(0.2)**	30.8	27.9
Earnings per share relating to acquisition goodwill amortisation	**0.5**	0.7	1.1

Diluted adjusted earnings per share	**6.9**	4.2	14.0

6. Reconciliation of cashflow from operating activities

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Group operating profit	**276.8**	100.7	448.8
Impairment charge	**-**	93.7	93.7
Depreciation and amortisation	**97.9**	138.0	232.2
	374.7	332.4	774.7
Decrease/(increase) in development work in progress	**10.9**	(14.9)	27.7
Increase in stocks	**(96.7)**	(13.8)	(72.3)
Decrease/(increase) in debtors	**118.2**	161.1	(119.1)
Increase/(decrease) in creditors	**30.1**	(78.8)	210.6
Loss on disposal of fixed assets	**7.6**	3.2	3.7
Net cash inflow from operating activities	**444.8**	389.2	825.3

7. Reconciliation of net borrowings

(a) Net cash/(debt) at the period end date is analysed as follows:

£ millions	**Half year ended 3 August 2002**	Half year ended 4 August 2001	Year ended 2 February 2002
Net debt at start of period	**(1,044.2)**	(1,873.8)	(1,873.8)
Increase/(decrease) in cash	**2,056.2**	(13.7)	59.2
Debt in subsidiary becoming a joint venture/ joint venture becoming a subsidiary	**172.3**	-	(102.3)
Net movement in short-term deposits	**(246.6)**	-	276.3
Net movement in investments	**(100.6)**	23.1	1.6
(Decrease)/increase in market value of investments	**(0.1)**	-	6.2
Debt demerged with Woolworths Group plc	**-**	-	191.8
Net movement in loans	**303.7**	114.4	378.9
Foreign exchange effects	**(11.9)**	16.7	17.9
Net cash/(debt) at end of period	**1,128.8**	(1,733.3)	(1,044.2)

(b) Crealfi S.A.

During 2001, the Group reorganised its consumer credit operations in France. As a result, the Group had an economic interest of 49.99% in Crealfi S.A. At 2 February 2002, Crealfi was recognised as a subsidiary company because of the Group's ability to exercise control of the venture by way of a commitment to increase the Group's economic interest.

Since that date, as a consequence of the Group's announcement to separate the Home Improvement and Electricals businesses, the Group's arrangements with its joint venture partner have been amended such that the Group will no longer increase its economic interest above 49.99%. As a result, the Group no longer has the ability to exercise control and the business is no longer a subsidiary. Therefore, Crealfi is no longer consolidated but is shown within investments in joint ventures.

The Group's share of the net assets of Crealfi of £7.6m (£101.6m assets and £94.0m liabilities) are shown on the face of the balance sheet within the Group's fixed asset investments.

There was no payment associated with the change of control, and the Group's share of net assets remained unchanged and no profit or loss arose in the consolidated financial statements.

8. Accounting policies

Accounting policies have been consistently applied on the basis set out in the Group's financial statements for the year ended 2 February 2002.

9. Acquisitions

During the half year ended 3 August 2002, the Group has made a number of acquisitions for a total consideration of £23.7m giving rise to provisional goodwill of £9.7m. These include the acquisition of a further 11 BUT stores previously operated by franchisees, an increase of the Group's interest in the DIY business in China and the acquisition of a number of Home Improvement assets in France.

10. Post balance sheet events

(a) Rights Issue

On 11 July 2002 the Company launched a one for one Rights Issue of 1,293,642,792 new Kingfisher shares at 155 pence per share in connection with the Offer for Castorama Dubois Investissements SCA, as approved by the shareholders on 7 June 2002. At the balance sheet date the Company had received and processed acceptances for 1,241,323,467 shares raising net proceeds, after expenses, of £1.91 billion. After the balance sheet date, underwriters placed the remaining 52,319,325 shares raising a further £81.1 million.

(b) Offer for the equity and equity-linked securities of Castorama Dubois Investissements SCA

The Company made an offer on 4 September 2002 for the shares, bonds convertible into shares, bonds exchangeable for shares and warrants to subscribe for shares issued by Castorama Dubois Investissements S.C.A. ("Castorama") whose main terms are the following:

- euros 67 in cash for each Castorama share tendered;
- euros 268 in cash for each Castorama May 1996 bond convertible into Castorama shares tendered;
- euros 268 in cash for each Castorama 1998-2003 bond convertible into Castorama shares tendered;
- euros 305.3 in cash for each Castorama 1999-2004 bond convertible into Castorama shares tendered;
- euros 401.8 in cash for each Castorama 2000-2005 bond convertible into Castorama shares tendered;

- euros 438.6 in cash for each Castorama 2001-2006 bond exchangeable into Castorama shares tendered;
- euros 3,168 in cash for each warrant to subscribe for Castorama shares tendered.

This offer will normally close on 16 October 2002.

Following the start of the Offer, no separate announcement of Castorama's results for the half year to 31 July 2002 will be made but the consolidated sales figures for the half year will be published in the BALO of 18 September 2002 and the full results in the BALO of 25 September 2002. A copy of the full results will also be available on www.castorama-group.com from today.

11. Full year comparatives

The results for the year to 2 February 2002 are based on full audited accounts which were filed with the Registrar of Companies and on which the auditors made a report under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act 1985 and is unqualified.

12. Shareholder information

Copies of the results will be sent to shareholders on 2 October 2002 and additional copies will be available from Kingfisher plc, North West House, 119 Marylebone Road, London NW1 5PX.

The results can also be accessed on line at www.kingfisher.com/shareholder as well as other shareholder information.

Timetable of events

2 October 2002	Ex-dividend date
4 October 2002	Record date for interim dividend
15 October 2002	Posting of scrip dividend circular and forms of election
6 November 2002	Final date for receipt of forms of election
21 November 2002	Date for posting of certificates for new shares
22 November 2002	Date for payment of interim dividend

Independent review report to the members of Kingfisher plc

We have been instructed by the Company to review the financial information set out on pages 12 to 15 and the notes thereto, and we have read the other information contained in the interim report for any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the Financial Services Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 3 August 2002.

PricewaterhouseCoopers
Chartered Accountants
London
17 September 2002

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23 September 2002

Not for release, distribution or publication in whole or in part into or in the United States, Canada, Australia, Ireland, Japan or South Africa

Kingfisher acquires more than 66.67% of Castorama

Kingfisher plc has today notified the CMF (Conseil des Marchés Financiers) that the total number of shares in Castorama Dubois Investissements SCA ("Castorama") acquired through market purchases since 11 September 2002 had reached 18,497,773. This brings its total holding of Castorama shares to 106,766,609 shares, representing 67.64% of the issued share capital and exceeding the two-thirds shareholding threshold defined under Article L 233-7 of the French Commercial Code.

The offer for the shares in Castorama that Kingfisher does not already own will close on 16 October 2002.

-ENDS-

Company profile

Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 590 home improvement stores in 11 countries, and enjoys market-leading positions in the UK, France and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher Electricals & Furniture operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Further Enquiries:

Broker and Institutional Enquiries:
Ian Harding, Director of Investor Relations +44 (0) 207 725 4889

Media Enquiries:
Andrew Mills, Director of Corporate Affairs +44 (0) 207 725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 207 725 5713

France
Graham Fairbank, Head of Corporate Comms. +33 (0) 1 43 18 52 26

The Maitland Consultancy: +44 (0) 207 379 5151
Angus Maitland
Duncan Campbell-Smith

Euro RSCG C&O:
Laurent Wormser +33 (0) 1 41 34 40 70
Marie-Noelle Brouaux +33(0) 1 41 34 34 73

Goldman Sachs International +44 (0) 207 774 1000
Yoël Zaoui
Robin Bishop

BNP Paribas:
Thierry Varène +33 (0) 1 42 98 17 27

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4 October 2002

Kingfisher Board changes

Kingfisher plc today announced the following Board changes:

Phil Bentley (aged 43) has today been appointed a non-executive Director. He is currently Group Finance Director of Centrica plc and brings considerable financial, treasury and other commercial experience to the Kingfisher Board, having also previously held senior positions in BP and Diageo. He will become Chairman of the audit committee after its next meeting on 8 November 2002.

Hartmut Krämer (aged 55) will join the Board as a non-executive Director on 8 November 2002. He has many years of experience of European retailing, having been CEO of the retail clothing group, Peek & Cloppenburg, and subsequently of Groupe Redcats, the home shopping division of Pinault-Printemps-Redoute.

Anthony Percival (aged 62) will retire from the Board on 31 October 2002 when his present contract expires. He has been an executive Director since 1995 and was Finance Director from 1995 to 1998.

John Bullock (aged 69) will retire from the Board on 31 December 2002. He has been a non-executive Director since 1993 and is both chairman of the Kingfisher audit committee and a member of the CDI audit committee.

Welcoming the new appointments, Kingfisher's Chairman, Francis Mackay said:

"I am looking forward to the contribution that both Phil Bentley and Hartmut Krämer will be able to make to the Board as Kingfisher continues its transformation into a dedicated and integrated pan-European home improvement business. I would like to express the Board's appreciation for the time commitment and the contributions and detailed input that Anthony Percival and John Bullock have each made to the development of the business whilst they have been Directors of Kingfisher and we wish both of them enjoyable and well-earned retirements."

Sir Geoffrey Mulcahy, Chief Executive said:

"I would also like to welcome Phil Bentley and Harmut Krämer to the Board and to add my own note of thanks to John Bullock and Anthony Percival for their years of service to Kingfisher. Both of them have provided us with excellent advice and guidance in their capacities as Directors of Kingfisher and they leave the Board with our thanks, appreciation, and good wishes for the future."

Notification of details requiring disclosure under paragraph 16.4 of the FSA Listing Rules in respect of Phillip Bentley and Hartmut Krämer will be made in due course.

-ENDS-

Further Enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0) 207 725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0) 207 725 5776
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 207 725 5713

France
Graham Fairbank, Head of Corporate Comms. +33 (0)1 43 18 52 26

Kingfisher plc
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11 October 2002

Kingfisher purchases further holdings in Hornbach

Kingfisher plc announces that it has extended its shareholding in Germany's leading DIY warehouse operator Hornbach by acquiring 17.4 per cent of the non-voting preference shares of Hornbach Holding A.G. for a cash consideration of €36.2 million, taking its total economic interest in the business to 21.2 per cent. The Group has also acquired 5.5 per cent of the ordinary shares of Hornbach Baumarkt A.G. which is 80 per cent owned by Hornbach Holding. These shares were acquired for a cash consideration of €21.5 million.

Sir Geoffrey Mulcahy, Kingfisher's Chief Executive, said:

"We have been really encouraged by the progress we have been making in developing our relationship with Hornbach. This move confirms our belief that the business has excellent prospects as the leading Home Improvement warehouse operator in Germany with positions in other markets."

-ENDS-

Further Enquiries

Broker and Institutional Enquiries
Ian Harding,
Director of Investor Relations +44 (0) 207 725 4889

Media Enquiries
Andrew Mills,
Director of Corporate Affairs +44 (0) 207 725 5776

France
Graham Fairbank,
Head of Corporate Communications +33 (0)1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

Notes To Editors

The non-voting preference shares in Hornbach Holding are quoted on the Frankfurt Stock Exchange and constitute half of the total share capital of Hornbach Holding.

On 27 November 2001, Kingfisher announced that it had acquired a strategic stake of 25% plus 1 share of the 4 million voting ordinary shares of Hornbach Holding, which constitute the other half of Hornbach Holding's total share capital, and that the Group would account for it as an associated company taking in 12.5% of Hornbach's net income.

Hornbach Holding's main subsidiary is the separately quoted Hornbach-Baumarkt-AG, which operates 99 stores in six European countries, including Germany, Austria, the Netherlands, Czech Republic, Luxembourg and Switzerland. It also has three separate garden centres which trade under the umbrella of Hornbach Lafiora Florapark GmbH.

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 590 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals

Kingfisher plc
File Reference 82-968

retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

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24 October 2002

Kingfisher holds 98.90% of the fully diluted share capital of Castorama Dubois Investissements and will re-open its offer

Kingfisher notes the results of its public offering (the ***Offer***) on the equity and equity-linked securities issued by Castorama Dubois Investissements (***CDI***), as published by the *Conseil des Marchés Financiers* (***CMF***).

The Offer was the subject of an Information Note issued by Kingfisher, approved by the *Commission des Opérations de Bourse* on 30 August 2002 under number 02-974, and an Information Note issued in response by CDI, approved by the *Commission des Opérations de Bourse* on 10 September 2002 under number 02-1006.

Following the Offer, Kingfisher holds 98.90% of the fully diluted share capital of CDI.

Following the Offer, Kingfisher directly or indirectly holds:

- 157,879,633 CDI shares (before the Offer was opened, Kingfisher held 88,268,836 CDI shares; 26,073,044 shares were purchased on the market and 43,537,753 shares were contributed to the Offer);
- 607,550 May 1996-2003 convertible bonds (before the Offer was opened, Kingfisher held 696 May 1996-2003 convertible bonds; 242,160 May 1996-2003 convertible bonds were purchased on the market and 364,694 May 1996-2003 convertible bonds were contributed to the Offer);
- all 6,330 (unlisted) 1998-2003 convertible bonds issued by CDI (which were contributed to the Offer in their entirety);
- all 4,878 (unlisted) 1999-2004 convertible bonds issued by CDI (which were contributed to the Offer in their entirety);
- all 3,315 (unlisted) 2000-2005 convertible bonds issued by CDI (which were contributed to the Offer in their entirety);
- all 4,036 (unlisted) 2001-2006 exchangeable bonds issued by CDI (which were contributed to the Offer in their entirety);
- 79,945 (unlisted) subscription warrants issued by CDI (before the Offer was opened, Kingfisher held 50,000 subscription warrants; 29,945 subscription warrants were contributed to the Offer).

On the basis of such results and in order to entitle the maximum possible number of CDI shareholders to take part in the Offer, Kingfisher has decided that the Offer will be re-opened in accordance with Article 5.2.3.1 of the General Regulations of the CMF.

The CMF will publish shortly the timetable for the re-opened offer which will run for 10 stock exchange days.

Sir Geoffrey Mulcahy (Chief Executive) said 'We are extremely pleased with the high level of acceptances for our offer for CDI.' We are now focussed on delivering the improvements and benefits from having an integrated management structure.'

-ENDS-

Further Enquiries

Broker and Institutional Enquiries
Frederique LePelletier +44 (0) 20 7725 4886

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Media Enquiries
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 20 7725 5713

Media Enquiries, France
Graham Fairbank, Head of Corporate Comms +33 (0) 1 43 18 52 26

The Maitland Consultancy
Duncan Campbell-Smith +44 (0) 20 7379 5151

Kingfisher plc +44 (0) 20 7724 7749

Notes To Editors

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 590 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Kingfisher plc
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28 October 2002

Timetable for Kingfisher's re-opened Offer for Castorama securities

On 24 October 2002, Kingfisher announced its intention to re-open its Offer for the equity and equity-linked securities issued by Castorama Dubois Investissements ***(CDI)***. This followed confirmation that the initial Offer had enabled Kingfisher to increase its holding to 98.90% of the fully diluted share capital of **CDI**. Settlement of the initial Offer will commence on 4 November 2002.

It is now confirmed that the Offer will re-open on 29 October 2002 and will close on 11 November 2002. It is expected that the result of the re-opened Offer will be published by the *Conseil des Marchés Financiers* ***(CMF)*** on 18 November 2002 and that settlement will be made through Euronext Paris SA, commencing on 20 November 2002.

-ENDS-

Further Enquiries

Broker and Institutional Enquiries
Frederique LePelletier +44 (0) 20 7725 4886

Media Enquiries
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 20 7725 5713

Media Enquiries, France
Graham Fairbank, Head of Corporate Comms +33 (0) 1 43 18 52 26

The Maitland Consultancy
Duncan Campbell-Smith +44 (0) 20 7379 5151

Kingfisher plc +44 (0) 20 7724 7749

Notes To Editors

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 590 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

press releases

Media centre

- How to use this section
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30 October 2002

Kingfisher announces new Chief Executive

The Board of Kingfisher announced today that Sir Geoffrey Mulcahy is to step down as its Chief Executive on 1 November and that Gerry Murphy will be appointed as his successor. Sir Geoffrey will formally retire from the Group and the Board of Kingfisher on 30 April 2003.

Gerry Murphy will take up his new position no later than the start of the Group's next financial year on 2 February 2003. Pending his arrival, the Group's management board will be chaired by Kingfisher's chairman, Francis Mackay.

The Board, on behalf of all of the stakeholders in Kingfisher, expressed its sincerest thanks to Sir Geoffrey for his leadership of the Group since its inception as Paternoster almost exactly 20 years ago – over which period of time he has steered Kingfisher to its present position as a leading force in British and international retailing.

Chairman Francis Mackay said: "I am delighted that Gerry Murphy has agreed to join Kingfisher. His leadership skills will ensure that we continue to pursue our strategic agenda with a clear sense of purpose, and that Kingfisher will continue to deliver on the challenging objectives we have set for ourselves.

"I would like also to express my personal gratitude to Geoff for his support and wise counsel since I arrived as Chairman of the Group. Geoff is an outstanding figure in British business, whose vision and grasp of strategic opportunities have been critical to Kingfisher's remarkable story from the outset. We shall miss him, and wish him every success with his future endeavours."

Sir Geoffrey Mulcahy said: "My feelings today can be well imagined, as I welcome Gerry Murphy to Kingfisher and hand on the responsibility of leading the magnificent business we have created over the past 20 years. I am immensely proud of that achievement and will remain forever grateful to my colleagues past and present who have given their all to Kingfisher over the years.

"Naturally, I am sad to be leaving the business before the process of transformation, which we started two years ago, is finally complete. It is clearly important that no momentum is lost in integrating Castorama and finalising the separation of the electricals business. This will leave Kingfisher uniquely well positioned as the clear leader in the European DIY market and the most international of all DIY retailers globally."

Gerry Murphy said: "Sir Geoffrey Mulcahy has created a major force in world retailing and I am honoured to be his successor. Kingfisher is a strong business with a clear set of goals, and I am looking forward to joining a great management team with a fantastic future."

-ENDS-

Notes To Editors

1: Gerry Murphy (46) is married with two children and has dual Irish and British nationality. He was educated in Ireland where he received his doctorate from the University College of Cork followed by a MBS degree in Marketing from the University College of Dublin.

Gerry joined Grand Metropolitan plc in 1978 before moving on to become the Chief Executive of Greencorps Group plc in Dublin in 1991. Greencorps is a leading Dublin-based food company which at the time employed 3000 people in Ireland, the UK and

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Belgium. He then became Chief Executive in 1995 of Exel plc, one of the world's largest logistics and moving-services companies, employing 39,000 people at 1000 locations in 20 countries. Its principal businesses were Exel, BRS, Lynx, Pickfords and Allied International with an annual turnover in 1999 of £2.5 billion, half of which came from the UK.

In 2000, Gerry joined Carlton Communications plc as its Chief Executive. Carlton Communications plc is a leading UK media company employing 3,300 people. For the year ended 30 September 2001, Carlton reported pre-tax profits of £118 million on sales of £1,026 million.

His resignation as chief executive of Carlton Communications plc was announced earlier today.

2: Sir Geoffrey Mulcahy, aged 60, was re-appointed Group Chief Executive of Kingfisher in January 1995, having been Executive Chairman since 1993 and Chairman from 1990. He had previously been appointed Chief Executive of the Group in 1986.

He joined Kingfisher at the end of 1982 when it was a part of the Paternoster consortium which took over F W Woolworth - first as Group Finance Director and from August 1984 as Group Managing Director. In these roles he was instrumental in the reorganisation and expansion of the Group during the early 1980's and its subsequent major development in the UK and internationally.

Major milestones included the organic expansion of the Group's B&Q DIY chain and the acquisitions of Comet in 1984, Darty in 1993 and of a controlling stake in Castorama in 1998. From a business with an initial market capitalisation in 1982 of £105 million, Kingfisher has grown to be one of Europe's leading retailing groups, with annual turnover of £9.6 billion from more than 1,400 outlets in 17 countries. Its current market capitalisation is £5.6 billion.

Further Enquiries

The Maitland Consultancy
Duncan Campbell-Smith +44 (0)20 7379 5151

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8 November 2002

Kingfisher Director assumes responsibility as Chairman of Castorama France

Following a meeting of its main Board on November 8, Kingfisher plc confirms that Ian Cheshire has assumed responsibility as Chairman of Castorama France Conseil d'Administration pending the arrival of Gerry Murphy, the Group's new Chief Executive. Ian's appointment will not affect his current role as Chief Executive International & Development.

-ENDS-

Further enquiries:

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs +44 (0) 207 725 5776

France
Graham Fairbank, Head of Corporate Comms (France) +33 (0)1 43 18 52 26

press releases

11 November 2002

Kingfisher's Chartwell Land to Sell Portfolio of Retail Parks

Kingfisher plc announced to staff today that its specialist retail property company Chartwell Land is putting up for sale 15 retail parks, plus a further 5 retail park development sites, that it holds within its investment portfolio. The book value of the properties to be sold is around £500 million with a rental income of £29 million. Following the disposal, Kingfisher will continue to retain some £2 billion of property, of which of over £500 million will be in the UK, occupied by B&Q.

-ENDS-

Further enquiries:

Broker and Institutional Enquiries
Ian Harding +44 (0)20 7725 4889

Media Enquiries
Andrew Mills, Director of Corporate Affairs, UK +44 (0) 207 725 5776

Media Enquiries, France
Graham Fairbank, Head of Corporate Comms (France) +33 (0)1 43 18 52 26

The Maitland Consultancy
Duncan Campbell-Smith +44 (0) 20 7379 5151

Kingfisher plc +44 (0) 20 7724 7749

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15 November 2002

Kingfisher increases its holding in Castorama Dubois Investissements to 99.40% of the issued share capital

Kingfisher notes the results of its re-opened public offering (the Offer) on the equity and equity-linked securities issued by Castorama Dubois Investissements (CDI), as published by the Conseil des Marchés Financiers (CMF).

A total of 463,409 CDI shares and 2,614 May 1996-2003 convertible bonds were tendered to the re-opened Offer. Kingfisher now holds 99.40% of the issued share capital of CDI (99.19% on a fully diluted basis).

The timetable for settlement of the securities tendered to the Offer will be published by Euronext Paris SA.

Kingfisher now holds, directly or indirectly:

- 158,343,042 CDI shares
- 610,164 May 1996-2003 convertible bonds
- all 6,330 (unlisted) 1998-2003 convertible bonds issued by CDI
- all 4,878 (unlisted) 1999-2004 convertible bonds issued by CDI
- all 3,315 (unlisted) 2000-2005 convertible bonds issued by CDI
- all 4,036 (unlisted) 2001-2006 exchangeable bonds issued by CDI
- 79,945 (unlisted) subscription warrants issued by CDI

-ENDS-

Broker and Institutional Enquiries
Ian Harding, Director of Investor Relations +44 (0)20 7725 4889

Media Enquiries
Jonathan Miller, Head of Corporate Comms, UK +44 (0) 20 7725 5713

Media Enquiries, France
Graham Fairbank, Head of Corporate Comms +33 (0)1 43 18 52 26

The Maitland Consultancy
Duncan Campbell-Smith +44 (0) 20 7379 5151

Kingfisher plc +44 (0) 20 7724 7749

Notes To Editors

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 590 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France and the number two position in the UK, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of

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6th December 2002

Sir Geoffrey Mulcahy retires from Kingfisher board

The Board of Kingfisher announced today that, Sir Geoffrey Mulcahy tendered his resignation from the Board on and with effect from 5th December 2002. Sir Geoffrey stepped down as its Chief Executive on 1st November 2002.

-ENDS-

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Q3

Q3 Trading Statement

For 13 weeks ended 2 November 2002

Kingfisher plc is committed
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KINGFISHER

Q3 Trading Statement
11 December 2002

Kingfisher plc today announced its third quarter trading results for the 13 weeks to 2 November 2002.

Third Quarter to 2 November 2002			
	2002	2001	Change
	£m	£m	%
Retail sales	2,669.0	2,431.3	9.8
Like-for-like sales growth	2.1%	4.8%	n\a
Retail profit [1]	180.2	155.7	15.7
Capital expenditure[1]	81.6	90.3	(9.6)

Nine months to 2 November 2002			
	2002	2001	Change
	£m	£m	%
Retail sales	7,741.0	7,039.2	10.0
Like-for-like sales growth	1.6%	4.7%	n\a
Retail profit [1]	474.5	401.4	18.2
Capital expenditure[1]	323.4	393.4	(17.8)
Stocks	1,871.7	1,665.9	12.4
Net debt	(1,832.7)	(1,199.7)	n\a

(1) Retail sectors only, excludes e-commerce, property, financial services, acquisition goodwill amortisation, exceptional items and other operating costs (and for 2001 excludes discontinued operations)

Overall retail sales grew by 9.8% to £2.7 billion, up 2.1% on a like-for-like basis. Over the same period retail profit grew faster than sales, up 15.7%, benefiting from the continued focus on margins and costs.

The Group's Home Improvement business returned to good growth following a slow second quarter, growing sales by 16.1% in total, up 5.2% on a like-for-like basis. Growth was achieved not only in the UK, but in France and across the other International markets. Home Improvement retail profit grew by 28.7% to £151 million.

Depressed consumer confidence across continental Europe influenced the performance of Kingfisher's Electrical & Furniture business following the short term boost generated by the World Cup in the second quarter. Although total sales growth was achieved in every market with the exception of Germany, the sector's sales fell 3.2% on a like-for-like basis. Retail profit of £29.2 million was down from last year's £38.4 million.

For the year to date, Kingfisher's sales have grown by 10.0% with like-for-like growth of 1.6%. Retail profit has grown 18.2%, significantly faster than sales.

Further enquiries

Broker and Institutional Enquiries
Ian Harding, Director of Financial Communications
+44 (0) 20 7725 4889

Frederique Lepelletier, Head of IR, Continental Europe
+44 (0) 20 7725 4886

Media Enquiries
Jonathan Miller, Head of External Communications, UK
+44 (0) 20 7725 5713

Graham Fairbank, Head of External Communications, France
+33 (0) 1 43 18 52 26

Kingfisher plc +44 (0) 20 7724 7749

Kingfisher website
www.kingfisher.com

The Maitland Consultancy
Angus Maitland/Duncan Campbell-Smith
+44 (0) 20 7379 5151

Euro RSCG
Laurent Wormser
+33 (0) 1 41 34 40 70

Marie-Noelle Brouaux
+33 (0) 1 41 34 34 73

Company Profile

1. Kingfisher is Europe's leading home improvement retailer, and is ranked number three in the world. The company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan, making it the world's only truly international home improvement business. Sales for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach,

"We've continued to deliver strong financial results despite tough markets," said Helen Weir, Group Finance Director. "Home Improvement has led the way with excellent results right across our international network, proving the strength of our market positions. This, combined with a focus on cashflow that has benefited interest costs, has enabled the Group to counter the cyclical downturn in our electricals business".

Francis Mackay, Group Chairman, added: "Kingfisher has continued to deliver good results this year despite a difficult European electricals market. We've also made significant progress towards transforming the Group into a specialist home improvement retailer. Since taking full control of Castorama, the Home Improvement Executive Board has been working with the local retail teams putting in place the plans needed to realise the full potential of the business. This process has got off to a good start and I'm confident about the future.

"Preparations for the final step in the transformation plan, the separation of Electrical & Furniture, are well in hand. As Europe's second most profitable electricals retailer, with leading positions in France and the UK, we have a number of viable separation options. I expect a successful outcome in line with our original timetable leaving Kingfisher to emerge as Europe's number one pure-play home improvement retailer and the world's only truly international DIY business."

Notes:

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various know and unknown risks, uncertainties and other factors could lead to substantial differences between the actual and future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Germany's leading big box home improvement retailer, which operates 99 stores across Europe.

2. Kingfisher Electrical & Furniture operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT, and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Upcoming events:

19 February 2003
Kingfisher Q4

19 March 2003
Kingfisher Preliminary Results

4 June 2003
Kingfisher AGM

Kingfisher plc
File Reference 82-968

KINGFISHER

SUMMARY UNAUDITED RESULTS
For 13 weeks ended 2 November 2002

SECTOR	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
HOME IMPROVEMENT	1,731.0	1,490.4	16.1	5.2
ELECTRICAL & FURNITURE	938.0	940.9	(0.3)	(3.2)
TOTAL	**2,669.0**	**2,431.3**	**9.8**	**2.1**

SECTOR	Retail profit (£m) [1]		
	2002	2001	% change
HOME IMPROVEMENT	151.0	117.3	28.7
ELECTRICAL & FURNITURE	29.2	38.4	(24.0)
TOTAL	**180.2**	**155.7**	**15.7**

For 39 weeks ended 2 November 2002

SECTOR	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
HOME IMPROVEMENT	5,152.9	4,475.4	15.1	3.6
ELECTRICAL & FURNITURE [2]	2,588.1	2,563.8	0.9	(2.1)
TOTAL	**7,741.0**	**7,039.2**	**10.0**	**1.6**

SECTOR	Retail profit (£m) [1]		
	2002	2001	% change
HOME IMPROVEMENT	407.1	322.3	26.3
ELECTRICAL & FURNITURE [2]	67.4	79.1	(14.8)
TOTAL	**474.5**	**401.4**	**18.2**

(1) Retail sectors only, excluding e-commerce, property, financial services, acquisition goodwill amortisation and other operating costs.
(2) Electrical & Furniture includes ProMarkt for the nine months to October 2002 and ten months to October 2001 respectively. The prior year results for ProMarkt include sales of £52.0 million and a retail loss of £(5.0) million relating to the additional month of January 2001.

SUMMARY OTHER DATA
As at 2 November 2002

HOME IMPROVEMENT

SECTOR	Store nos.		Selling space (000s sq. m.)		Employees (FTE)	
	2002	2001	2002	2001	2002	2001
UK	320	310	1,960	1,739	24,843	21,112
France	160	147	1,211	1,115	16,205	15,567
International	125	103	898	686	13,870	11,541
TOTAL	**605**	**560**	**4,069**	**3,540**	**54,918**	**48,220**

ELECTRICAL & FURNITURE

SECTOR	Store nos.		Selling space (000s sq. m.)		Employees (FTE)	
	2002	2001	2002	2001	2002	2001
France (1)	293	267	536	462	13,482	12,430
UK	254	259	238	227	8,022	7,985
Germany	187	194	229	224	3,230	3,278
International	104	95	98	85	2,261	1,960
TOTAL	**838**	**815**	**1,101**	**998**	**26,995**	**25,653**

(1) Electrical & Furniture includes only those stores consolidated in the Group's figures. Electrical & Furniture France also operates 129 non-consolidated franchise stores with 337,000 square metres of selling space and 3,000 (FTE) employees.

HOME IMPROVEMENT
For 13 weeks ended 2 November 2002

SECTOR	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
UK	933.4	800.5	16.6	5.9
France	546.8	484.6	12.8	3.2
International	250.8	205.3	22.2	7.2
TOTAL	1,731.0	1,490.4	16.1	5.2

SECTOR	Retail profit (£m)		
	2002	2001	% change
UK	87.6	70.2	24.8
France	44.7	38.8	15.2
International	18.7	8.3	125.3
TOTAL	151.0	117.3	28.7

For 39 weeks ended 2 November 2002

SECTOR	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
UK	2,873.7	2,472.5	16.2	4.0
France	1,564.7	1,415.2	10.6	2.1
International	714.5	587.7	21.6	6.2
TOTAL	5,152.9	4,475.4	15.1	3.6

SECTOR	Retail profit (£m)		
	2002	2001	% change
UK	260.7	211.1	23.5
France	108.3	100.1	8.2
International	38.1	11.1	243.2
TOTAL	407.1	322.3	26.3

During the quarter Kingfisher completed its offer for the minority shares of Castorama Dubois Investissements (CDI) and took full management control. Kingfisher now owns 99.4% of the share capital of CDI. Castorama France and Brico Depôt now report directly to the Home Improvement Executive Board. Since taking full control, work has been progressing well on the introduction of B&Q's successful Cost Price Reduction Programme in France as well as store revitalisation initiatives across the French network. The two other initiatives, reorganising the London and Lille corporate head offices and reviewing the international operations are also well advanced.

UK

B&Q capitalised on an extended summer season delivering a strong sales performance from exterior paints, horticultural products, exterior tools and garden furniture. Sales were also boosted by the expansion of a number of ranges including window décor and power tools and by the completion of the roll out of the new 'it' kitchen ranges to all Warehouse format stores.

During the quarter B&Q opened a further three Warehouse stores as well as two more "mini-Warehouse" format stores with encouraging results. This new innovative format is an adaptation of the Warehouse format, designed for smaller catchment areas. The mini-Warehouse offers up to 25,000 product lines across a store with a total selling space of between 5,000 and 7,000 square metres, with the potential to access to the full Warehouse range via home delivery channels. B&Q is currently converting a further four Supercentre stores into this new format.

Gross margins continued to benefit from favourable product mix, range introductions and supply chain initiatives.

France

The local teams delivered solid sales and profit growth in France despite the distractions of the offer for minority shares and subsequent re-organisation. Castorama France boosted sales with the introduction of new products across a number of ranges. Growth in the third quarter was ahead of that achieved in the first half of the year. Brico Depôt continued its expansion programme with the opening of a further three stores, all of which are trading ahead of expectations. Building and timber products benefited from range reviews, while catalogues drove volume across all categories.

International

Year-on-year profits more than doubled in the quarter, driven primarily by particularly strong results in Poland, Canada and Italy. Despite a difficult economic climate, Castorama Poland generated double-digit like-for-like sales growth and continued to add new selling space. In Canada, Reno Depot continued to demonstrate sales and margin growth despite and increasingly competitive market.

Two new Warehouse stores were opened during the quarter. The first, in the Italian city of Verona, has traded ahead of expectations. The second opened in Hangzou in China, an international market where sales continued to grow strongly.

ELECTRICAL & FURNITURE
For 13 weeks ended 2 November 2002

SECTOR	Sales (£m)			
	2002	2001	% total change	% like-for-like change
France	438.6	419.7	4.5	(4.5)
UK	311.1	308.0	1.0	(2.4)
Germany [(1)]	128.1	163.6	(21.7)	(2.9)
Other International	60.2	49.6	21.4	1.4
TOTAL	**938.0**	**940.9**	**(0.3)**	**(3.2)**

SECTOR	Retail profit (£m)		
	2002	2001	% change
France	34.5	42.5	(18.8)
UK	7.9	6.1	29.5
Germany [(1)]	(9.4)	(6.8)	(38.2)
Other International	(3.8)	(3.4)	(11.8)
TOTAL	**29.2**	**38.4**	**(24.0)**

For 39 weeks ended 2 November 2002

SECTOR	Retail sales (£m)			
	2002	2001	% total change	% like-for-like change
France	1,206.4	1,151.5	4.8	(2.5)
UK	862.1	826.5	4.3	0.6
Germany [(1)]	355.0	448.6	(20.9)	(7.9)
Other International	164.6	137.2	20.0	1.1
TOTAL	**2,588.1**	**2,563.8**	**0.9**	**(2.1)**

Retail profit (£m) [(1)]			
	2002	2001	% change
France	94.9	107.7	(11.1)
UK	12.7	9.5	33.7
Germany [(1)]	(31.0)	(30.2)	(2.6)
Other International	(9.2)	(7.9)	(16.5)
TOTAL	**67.4**	**79.1**	**(14.8)**

(1) Electrical & Furniture Germany includes ProMarkt for the nine months to October 2002 and the ten months to October 2001 respectively. The prior year results include sales of £52.0 million and a retail loss of £(5.0) million relating to the additional month of January 2001. Also they include the results of WIN, a wholesale business sold at the beginning of the year.

France

Consumer sentiment remained very weak throughout the quarter with the French electricals market continuing to decline. In particular, the brown goods markets fell following the previous quarter which benefited from the impact of the World Cup. Against this background the French business saw overall sales growth, although on a like-for-like basis sales declined.

Once again large screen TVs, DVDs, laptop computers, and digital cameras performed strongly for Darty, but this was not enough to offset declines in the more traditional domestic appliances. Darty's total sales declined by 1.4%, down 4.7% on a like-for-like basis. Latest market share data to September show Darty ahead slightly on the same period last year. Gross margins softened in the quarter reflecting the changing product mix and lower mobile phone activity. A further three new stores were opened and one store relocated.

BUT grew total sales by 22.3%, boosted by the acquisition in the first half of 11 franchise stores and initiatives aimed at growing wholesale sales direct to franchisees. On a like-for-like basis, sales declined by 3.7% with furniture sales performing relatively better than electricals sales. Gross margins remained firm, benefiting from ongoing supply chain initiatives and a stronger furniture mix.

UK

The positive impacts of Comet's margin and cost initiatives resulted in solid retail profit growth in the quarter and year to date.

Total sales growth benefited from six new interactive stores in the first half and a further four new openings in the quarter. Comet also continued with its store refresh programme with just over 70 now completed ahead of the key fourth quarter trading period. The short term disruption from the store refresh programme contributed to the like-for-like decline.

Germany

The combination of very weak consumer confidence and aggressive competition resulted in continued declining sales, although the rate of decline in like-for-like sales was significantly reduced. Large screen TVs, DVDs, multi-media accessories and digital cameras saw good growth but most other categories declined. Gross margins were slightly down reflecting the product mix.

International

Total sales growth benefited from strong organic like-for-like growth in Belgium and store expansion in the Netherlands and the Czech Republic and Slovakia. Markets generally remained depressed with strength in new digital products partly offset by weakness in traditional product ranges

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9 January 2003

Kingfisher's Castorama to exit Germany

Kingfisher plc today announced that it intends to close its loss-making six store German subsidiary, Castorama Deutschland GmbH, as part of the Group's previously announced review of its international home improvement operations.

Discussions have begun with the central works council to agree the overall process for closure and plans for the 391 strong workforce. The closure is expected to take around eight months to complete during which time every effort will be made to sell individual stores to minimise the loss of jobs.

It is anticipated that the impact to Kingfisher of this move will be an exceptional charge of around £35 million.

-ENDS-

Notes To Editors

Castorama Deutschland GmbH was founded in 1990 and operates six stores at Kamen, Koblenz, Wildau, Chemnitz, Castrop-Rauxel and Kassel. The company, which employs 391 people, is expected to make a £5 million loss in the current financial year on a turnover of £40 million.

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading big box home improvement retailer, which operates 99 stores across Europe.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

FURTHER ENQUIRIES:

Broker and Institutional Enquiries
Ian Harding, +44 (0) 20 7725 4889
Director of Investor Relations
Frederique Lepelletier, +33 (0) 1 42 27 7634
Head of IR, Continental Europe

Media Enquiries
Jonathan Miller, +44 (0) 20 7725 5713
Head of Corporate Comms, UK
Graham Fairbank, +33 (0) 1 43 18 52 26
Head of Corporate Comms, France

The Maitland Consultancy
Duncan Campbell-Smith +44 (0) 207 379 5151

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10 January 2003

Gerry Murphy appointed as Kingfisher's Chief Executive

Following the announcement made on 30 October 2002, the Board of Kingfisher plc has today formally confirmed the appointment of Gerry Murphy as Chief Executive and a director of the Company with effect from 3 February 2003.

Since July 2000, Gerry has been Chief Executive of Carlton Communications plc. He has also been a non-executive director of ONdigital 1998 plc and of Independent Television News Limited. He was previously Chief Executive of Greencore Group plc, a leading Dublin-based food company from 1991 to 1995, before becoming Chief Executive of Exel plc - formerly NFC plc, one of the world's largest logistics and moving-services companies. He is a non-executive director of Novar plc.

Gerry Murphy holds 100,000 Kingfisher shares which he acquired on 8 January 2003 at a price of 200.5 pence.

The above information completes the disclosure obligations under paragraphs 6.F.2.(b) to 6.F.2.(g) and paragraphs 16.4, 16.5 and 16.13 of the Listing Rules of the UK Listing Authority.

-ENDS-

Notes To Editors

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading big box home improvement retailer, which operates 99 stores across Europe.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Broker and Institutional Enquiries

Ian Harding, Director of Financial Communications	+44 (0) 20 7725 4886
Frederique Lepelletier, Head of IR, Europe	+33 (0) 1 42 27 7634

Media Enquiries

Jonathan Miller, Head of Corporate Comms, UK	+44 (0) 20 7725 5713
Graham Fairbank, Head of Corporate Comms, France	+33 (0) 1 43 18 52 26

The Maitland Consultancy

Duncan Campbell-Smith	+44 (0) 20 7379 5151

Kingfisher plc	+44 (0) 20 7724 7749

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17 January 2003

Kingfisher sells German electricals business

Kingfisher plc today announced that it has reached an agreement to sell its German electricals business Kingfisher Beteiligungs GmbH ("ProMarkt Group") to its former owners Michael and Matthias Wegert for €1.

In addition, Kingfisher is supporting the immediate working capital requirements of the business with a cash contribution of €55 million (£35 million). It is also making available a repayable working capital loan facility (on normal commercial terms) for up to €32.5 million (£20 million) to cover peak seasonal requirements, namely the periods August 2003 to January 2004 and August 2004 to January 2005. Completion is expected by the end of February.

The sale includes 92 ProMarkt electrical stores in Germany and Austria together with a chain of 93 photographic stores (Foto-Radio Wegert), a photographic processing laboratory and the ProMarkt online business.

ProMarkt employs over 3,500 people and reported a retail loss of just under £28 million in the year to 2 February 2002 on a turnover of £625 million. ProMarkt's losses in the current financial year are expected to increase to around £35 million.

There will be a non-operating exceptional loss on disposal of around £190 million based on ProMarkt's net book value.

Kingfisher's Chairman Francis Mackay said: "This sale secures the immediate future of ProMarkt and its employees and minimises the cash cost to Kingfisher of withdrawing from this loss making business. It also represents another key step towards the separation of our electricals business and I remain confident that we will complete the separation within our previously announced timetable."

-ENDS-

Notes to editors

Kingfisher purchased the German electricals Group in several staged transactions between 1998 and 2000 for a total cumulative cost of just under £111 million

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading big box home improvement retailer, which operates 99 stores across Europe.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million.

Enquiries:
Kingfisher plc

Ian Harding, Director of Financial Communications	+44 (0) 20 7725 4889
Frederique Lepelletier, Head of IR, Europe	+33 (0) 1 42 27 7634
Jonathan Miller, Head of Corporate Comms, UK	+44 (0) 20 7725 5713

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Graham Fairbank, Head of Corporate Comms, France	+33 (0)1 43 [illegible] 82 28
The Maitland Consultancy Duncan Campbell-Smith	+44 (0) 20 7379 5151
Kingfisher plc	+44 (0) 20 7724 7749

Kingfisher plc
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press releases

22 January 2003

Kingfisher sells retail park portfolio for £695 million

Kingfisher plc today announced that its specialist retail property company Chartwell Land has sold 15 retail parks, plus a further five retail parks under development, to a consortium composed of Pillar Property plc, Hercules Unit Trust, The Junction Limited Partnership and Morley Fund Management for £695 million payable in cash on completion.

The sale of the portfolio, which is projected to have a book value of £557 million at completion with an annual rental income of £31 million, will generate an estimated exceptional pre-tax profit of £120 million after associated transaction and restructuring costs of around £18 million. The sale at £695 million, which is subject to a final adjustment in respect of work in progress on two of the sites currently under development, represents a surplus of £345 million over the original £332 million cost of acquiring the portfolio. Kingfisher expects to pay tax of around £55 million on this transaction.

Kingfisher's Chairman Francis Mackay said: "This sale takes advantage of the current market demand for quality retail property and will be earnings neutral in the year to 31 January 2004. The proceeds of the sale will be used to reduce Kingfisher's debt thereby strengthening the Group's balance sheet. It is another step forward in Kingfisher's strategic transformation into an international pure-play home improvement retailer"

Kingfisher continues to retain some £2 billion of property, of which around £800 million is in the UK, mainly occupied by B&Q.

Kingfisher was advised by Credit Suisse First Boston and C B Hillier Parker. UBS Warburg provided strategic advice to Chartwell Land.

-ENDS-

Notes to editors

Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading big box home improvement retailer, which operates 99 stores across Europe.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million. On 17 January 2003, Kingfisher announced the sale of its German electricals business, which operates 185 stores in Germany and Austria under the ProMarkt and Foto-Radio Wegert brands.

Enquiries:
Kingfisher plc

Ian Harding, Director of Financial Communications	+44 (0) 20 7725 4889
Frederique Lepelletier, Head of IR, Europe	+33 (0) 1 42 27 7634
Jonathan Miller, Head of Corporate Comms, UK	+44 (0) 20 7725 5713
Graham Fairbank, Head of Corporate Comms, France	+33 (0) 1 43 18 52 26

The Maitland Consultancy
Duncan Campbell-Smith +44 (0) 20 7379 5151

Kingfisher plc +44 (0) 20 7724 7749

press releases

Media centre

12 February 2003

Kingfisher announces new Castorama Chief Executive

Kingfisher plc has today announced the appointment of Philippe Tible as Chief Executive of Castorama France. Philippe will take up his new position on 17 February 2003 and will report to Kingfisher's Chief Executive Gerry Murphy.

Philippe, 52, has spent his entire career in the French retail industry. During a decade with French home improvement retailer Leroy Merlin, he held a number of increasingly senior roles from Store General Manager (1983 to 1986) to Executive Director of France (1995 to 1997) and finally Managing Director Asia in 1997. Later that year he became Managing Director Asia Pacific of Conforama (PPR Group), another leading French retail chain.

In 1999, Philippe returned to France where, together with two equity funds, he became a private investor in, and Chief Executive of, Mille Amis, a pet food retailer which he and his partners sold in November 2001.

A French national, Philippe is married with two children and speaks fluent English. He was educated in France, where he received degrees in law and economics from Bordeaux University.

Kingfisher Chief Executive Gerry Murphy said: "I'm delighted to welcome Philippe to Kingfisher. He brings a wealth of outstanding home improvement retail experience and joins at an exciting time in the Group's transformation into a pure-play home improvement retailer. He will play a pivotal role in helping Kingfisher achieve one of its strategic objectives, namely the revitalisation of Castorama in France."

Philippe will replace Didier Hernoux who has been Acting Chief Executive since August 2002. Didier, who had previously been Castorama Group Director of Human Resources, will move to another senior role within the Kingfisher Group.

-ends-

Notes to Editors
Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading big box home improvement retailer, which operates 99 stores across Europe.

Kingfisher's Electrical & Furniture business operates more than 830 stores in nine countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million. On 17 January 2003, Kingfisher announced the sale of its German electricals business, which operates 185 stores in Germany and Austria under the ProMarkt and Foto-Radio Wegert brands.

Enquiries
Kingfisher plc
Ian Harding,
Director of Financial Communications +44 (0) 20 7725 4889
Jonathan Miller,
Head of Corporate Comms, UK +44 (0) 20 7725 5713

France
Benoit Viala, Euro RSCG +33 (0) 1 41 34 42 16

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The Maitland Consultancy Duncan Campbell-Smith	+44 (0) 20 7379 5151
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Kingfisher plc
File Reference 82-968

Q4

Q4 Trading Statement

For 13 weeks ended 1 February 2003

Kingfisher plc is committed
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File Reference 82-968

KINGFISHER

Q4 Trading Statement
Tuesday 18 February 2003

Kingfisher plc today announced its fourth quarter trading results for the 13 weeks to 1 February 2003.

Fourth Quarter to 1 February 2003			
	2002/03	2001/02	Change
	£m	£m	%
Retail sales	2,913.0	2,579.3	12.9
Like-for-like sales growth	3.6%	2.1%	n\a

Twelve months to 1 February 2003			
	2002/03	2001/02	Change
	£m	£m	%
Retail sales	10,654.0	9,618.7	10.8
Like-for-like sales growth	2.1%	4.1%	n\a

Kingfisher plc has today announced that total sales grew 12.9% to £2.9 billion during the fourth quarter ended 1 February 2003. On a like-for-like basis sales increased by 3.6%, the highest quarterly like-for-like growth of the financial year just ended.

For the full year total sales increased by 10.8% to £10.7 billion, with a like-for-like increase of 2.1%.

Group Finance Director Helen Weir said: "This has been another successful trading period for Kingfisher. Much has been made recently of the deterioration in consumer confidence across Europe and in that respect it's encouraging to see growth coming from all of our key businesses, reflecting the strength of our brands and their market leading positions. In light of this performance and our continued focus on cashflow management, we expect to announce on 19 March that full year pre-exceptional profit - before tax and goodwill amortisation - will be slightly above the upper end of market expectations. We remain cautiously optimistic for the year ahead despite uncertain market conditions."

Francis Mackay, Kingfisher's Chairman, said: "This is another good trading performance from our businesses and we're progressing well with our Home Improvement integration programme. The last step in our transformation plan, the Electrical & Furniture separation, remains on track for delivery in line with our original timetable. A demerger onto the London Stock Exchange is the most likely separation route.

"I'm delighted that our new Chief Executive, Gerry Murphy, has now taken the helm. Gerry joins us at an exciting time and I'm convinced that he and the Kingfisher team will continue to deliver our challenging growth agenda."

Further enquiries

Broker and Institutional Enquiries
Ian Harding, Director of Financial Communications
+44 (0) 20 7725 4889

Frederique Lepelletier, Head of IR, Continental Europe
+33 (0) 1 42 27 76 34

Media Enquiries
Jonathan Miller, Head of Corporate Communications, UK
+44 (0) 20 7725 5713

Graham Fairbank, Head of External Communications, France
+33 (0) 1 43 18 52 26

Kingfisher plc
+44 (0) 20 7724 7749

Kingfisher website
www.kingfisher.com

The Maitland Consultancy
Angus Maitland/Duncan Campbell-Smith
+44 (0) 20 7379 5151

Company Profile

1. Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. The Company operates more than 600 home improvement stores in 12 countries and enjoys market-leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 2 February 2002 were more than £5.8 billion, with retail profit in excess of £430 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading big box home improvement retailer, which operates 100 stores across Europe.

2. Kingfisher's Electrical &

Furniture business operates around 645 stores in seven countries. It is Europe's third largest electricals retailing business by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK with Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech and Slovak Republics. Sales for the year to 2 February 2002 were more than £3.7 billion, with retail profit of £184 million. On 1 February 2003, Kingfisher completed the sale of its German electricals business.

Notes:

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual and future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

Upcoming events:

19 March 2003
Kingfisher Preliminary Results

4 June 2003
Q1 Trading Statement

4 June 2003
Kingfisher AGM

HOME IMPROVEMENT

For 13 weeks ended 1 February 2003

Retail sales (£m)	2002/03	2001/02	% total change	% like-for-like change
UK	874.4	742.1	17.8	8.8
France	480.5	418.3	14.9	3.6
International	249.4	198.1	25.9	2.7
TOTAL	**1,604.3**	**1,358.5**	**18.1**	**6.3**

For 52 weeks ended 1 February 2003

Retail sales (£m)	2002/03	2001/02	% total change	% like-for-like change
UK	3,748.1	3,214.6	16.6	5.1
France	2,045.2	1,833.5	11.5	2.4
International	963.9	785.8	22.7	5.3
TOTAL	**6,757.2**	**5,833.9**	**15.8**	**4.3**

UK

B&Q continued to set the pace for the whole sector with new kitchen and power tool ranges performing particularly strongly over the quarter. With strong like-for-like sales growth and a further three new Warehouses, B&Q continued to build market share

throughout the period. Screwfix also grew strongly during the quarter with total sales up 25%.

France

In France, the integration of the Castorama businesses progressed well. The Cost Price Reduction Programme (CPR) was introduced into Castorama and a number of initiatives to stimulate sales. Castorama achieved growth in like-for-like sales of 1.5% during the quarter and Brico Dépôt, which accounts for around 30% of the sector's French sales, continued to grow strongly with total sales ahead 32.9%, up 11.2% on a like-for-like basis. During the quarter the integration of the London and Lille corporate head offices was completed.

International

The international businesses continued to grow rapidly reflecting space expansion as well as strong like-for-like growth in Poland and Italy. In Canada like-for-like sales declined in face of tough prior year growth comparatives.

ELECTRICAL & FURNITURE

For 13 weeks ended 1 February 2003

Retail Sales (£m)	2002/03	2001/02	% total change	% like-for-like change
France	582.0	548.5	6.1	(3.2)
UK	457.2	426.7	7.1	3.5
International	89.8	69.7	28.8	9.5
SUB TOTAL	1,129.0	1,044.9	8.0	0.4
Germany (2)	179.7	176.1	2.0	1.9
TOTAL	**1,308.7**	**1,221.0**	**7.2**	**0.6**

For 52 weeks ended 1 February 2003

Retail sales (£m)	2002/03	2001/02	% total change	% like-for-like change
France	1,788.4	1,700.0	5.2	(2.7)
UK	1,319.3	1,253.2	5.3	1.6
International	254.4	206.9	23.0	4.1
SUB TOTAL	3,362.1	3,160.1	6.4	(0.6)
Germany (1) (2)	534.7	624.7	(14.4)	(4.8)
TOTAL	**3,896.8**	**3,784.8**	**3.0**	**(1.2)**

(1) Electrical & Furniture Germany includes ProMarkt for the twelve months to January 2003 and the thirteen months to January 2002 respectively. The prior year results include sales of £52.0 million relating to the additional month of January 2001.

(2) The disposal of the German Electrical business, ProMarkt, was completed on 1 February 2003.

UK

In the UK, Comet had a successful Christmas and January trading period boosted by sales of large televisions, digital products and games.

France

In France, where market conditions remain tougher in the face of poor consumer confidence, overall growth was achieved but like-for-like sales again declined, albeit more slowly than in the third quarter. Darty, with like-for-like sales down 3.0% continued to be affected by a slow white goods market but capitalised on sales of high-tech products such as laptops and digital products. BUT saw a 3.8% decline in like-for-like sales reflecting a tough furniture market.

International

Elsewhere, Vanden Borre in Belgium experienced strong growth, with like-for-like sales up 25.1% reflecting the successful integration of the Hugo Van Praag business

Kingfisher plc
File Reference 82-968

KINGFISHER

NEWS RELEASE

Wednesday 19 March 2003
EMBARGOED UNTIL 0700 HOURS

Preliminary results for the year ended 1 February 2003

Kingfisher reports pre-tax profits ahead 17% to £655 million

	2003 £m	2002 (Continuing) £m	% change
Retail sales	10,654.0	9,618.7	11
Retail profit (before exceptionals and goodwill)	694.3	614.4	13
Profit before tax (before exceptionals and goodwill)	655.4	560.1	17
Profit before tax	494.1	470.3	5
Earnings (before exceptionals and goodwill)	353.5	266.8	33
Earnings	169.7	181.4	(6)
Basic earnings per share (before exceptionals and goodwill)	16.7p	16.0p	4
Basic earnings per share	8.0p	10.9p	(27)
Full year dividend per share	9.5p	9.06p	5
Net debt	1,926.4	1,044.2	n/a

- **Strong growth in Home Improvement – total sales up 15.8%, 4.3% like-for-like**
- **Castorama integration progressing well**
- **Review of International Home Improvement operations confirms focus on Poland, Italy and the Far East**
- **Total sales growth in Electrical & Furniture sector of 3.0%, like-for-like down 1.2%**
- **Underlying net debt fell by £0.2 billion driven by strong cashflow**

"Our top priorities are to keep improving our customer offer, grow our market share, continue to drive profitability and improve shareholder returns"
Gerry Murphy, Chief Executive

"It's been a very positive year for Kingfisher. I'm certain that the clarity and focus that will follow demerger will benefit shareholders, staff and customers alike."
Francis Mackay, Chairman

Enquiries
Ian Harding, Director of Financial Communications
+44 (0) 20 7725 4889

Kingfisher website
www.kingfisher.com

Kingfisher plc
+44(0) 20 7724 7749

Company Profile

1. Kingfisher is Europe's leading home improvement retailer and is ranked number three in the world. With more than 600 home improvement stores across the globe, the Group is the world's most international home improvement retailer, enjoying market leading positions in the UK, France, Poland and Taiwan. Sales for the Home Improvement sector for the year to 1 February 2003 were over £6.7 billion, with retail profit of more than £534 million. Kingfisher also has a strategic alliance with Hornbach, Germany's leading 'big box' home improvement retailer which operates 100 stores across Europe.

2. Kingfisher . Electrical operates 650 stores in seven countries. It is Europe's third largest electricals retailer by sales and number two by retail profit. As well as holding the leading position in France with Darty and BUT and the number two position in the UK through Comet, Kingfisher also enjoys leading positions in Belgium and in the Czech Republic and Slovakia. Sales for the year to 1 February 2003 were around £3.9 billion, with retail profit of £160 million. On 1 February 2003, Kingfisher completed the sale of ProMarkt, its German electricals business.

Kingfisher today announced full year preliminary results with retail sales ahead 11% to £10.7 billion and pre-tax profit before exceptional items and acquisition goodwill amortisation ahead 17% to £655 million.

The **Home Improvement** sector performed strongly with total sales growing by 15.8%, 4.3% on a like-for-like basis. Retail profit in this sector grew 24.0% to £534 million.

The **Electrical & Furniture** sector grew total sales by 3.0% but like-for-like sales fell by 1.2%. Excluding ProMarkt, the German business sold in January, total sales grew by more than 6% although like-for-like sales were down by 0.6%. While retail profit in the UK increased by nearly 10%, the effect of a declining electricals market across continental Europe led to an overall profit decline for the sector of 12.8% to £160 million.

After taking account of the doubling in the number of shares in August 2002 following the rights issue in connection with the Castorama minority acquisition, adjusted earnings grew by 33% and adjusted earnings per share by 4%. Unadjusted earnings fell by 6%, reflecting the exceptional items. The full year dividend will be increased by 5% to 9.5p, leaving dividend cover per share unchanged year-on-year at 1.8 times.

Net debt grew by £0.9 billion to £1.9 billion, reflecting the additional debt raised to part-fund the Castorama minority acquisition. Underlying net debt, after adjusting for the cost of acquiring the minority interests in Castorama and for the proceeds of the rights issue, fell by £0.2 billion during the year, despite continued investment in the business. Since the year end, net debt has been reduced further by the receipt of £0.6 billion net proceeds from property disposals.

The separation of Kingfisher's electricals businesses is expected to be completed during the second quarter via the listing of a demerged company on the London Stock Exchange. It will be led by its current management team under Chief Executive Jean-Noël Labroue. Martin Reavley, who until recently was Managing Director of Chartwell Land and oversaw January's retail park property sale, has joined Kingfisher Electrical and will become Finance Director at the point of demerger. A process is well under way to recruit a non-executive chairman and non-executive directors.

Kingfisher also confirmed today that, outside the UK and France, it will focus its **international** resources on growing market-leading businesses in Poland, Italy and the Far East where it is already successfully established. On a smaller scale, development work will continue in Spain, South Korea and Turkey. Kingfisher has already announced plans to withdraw from Castorama's German business and today confirmed it is pursuing exit options for its Canadian, Belgian and Brazilian operations together with its NOMI subsidiary in Poland.

Gerry Murphy, Chief Executive, said: "Kingfisher has grown sales and profit, whilst at the same time controlling costs and cashflow. The integration of Castorama is gathering pace with the integration of the London and Lille head offices and the introduction of Kingfisher's proven Cost Price Reduction Programme into Castorama.

"In Home Improvement - soon to be our sole focus - Kingfisher is now well positioned, has clear momentum and strong operational management teams throughout the business. Looking ahead, we can concentrate on growing our business and delivering real value for our shareholders. Our top priorities are to keep improving our customer offer, grow our market share, continue to drive profitability and improve shareholder returns. The current environment is uncertain but we remain cautiously optimistic for the year ahead."

Francis Mackay, Chairman, said: "It's been a very positive year for Kingfisher. We're working on the demerger of Kingfisher into two focused businesses; the world's leading international home improvement retailer on the one hand and one of Europe's leading electricals retailers on the other. I'm certain that the clarity and focus that will follow demerger will benefit shareholders, staff and customers alike."

KINGFISHER

This news release contains forward-looking statements based on current assumptions and forecasts made by Kingfisher's management. Various known and unknown risks, uncertainties and other factors could lead to substantial differences between the actual future results, financial situation, development or performance of the Group and the estimates given here. The Group accepts no obligation to continue to report or update these forward-looking statements or adjust them to future events or developments.

- ends -

NB: Please note that as of 1 April 2003, Kingfisher's new address will be:

Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

Switchboard telephone:	+44 (0)20 7372 8008
Ian Harding, direct telephone:	+44 (0)20 7644 1028

HOME IMPROVEMENT

	Sales £m		% Total change	% LFL change	Retail profit £m		% Total change
	2003	2002			2003	2002	
UK	3,748.1	3,214.6	16.6	5.1	360.1	300.5	19.8
France	2,045.2	1,833.5	11.5	2.4	127.0	119.9	5.9
International	963.9	785.8	22.7	5.3	47.0	10.3	356.3
Total	**6,757.2**	**5,833.9**	**15.8**	**4.3**	**534.1**	**430.7**	**24.0**

UK

The UK repair, maintenance and improvement market showed growth of 4% for the full year, with B&Q continuing to outperform the competition. During the year, B&Q's market share grew from 12.3% to 13.5% driven by ongoing expansion, range innovation and lower pricing.

During the year, B&Q opened 14 new Warehouses and four new Supercentres. Total selling space grew by 138,000 square metres, an increase of 7.5%. Overall, B&Q sales increased by 15.9%, 3.8% on a like-for-like basis, with growth across all categories. B&Q continued to stimulate market demand through the introduction of quality new ranges at everyday low prices. Sales of 'it' kitchens, Performance Power tools, new laminate flooring and kitchen appliances were particularly strong.

B&Q continued to focus on lowering the cost of home improvement for its customers through its 'Price Reverse' campaign, which has seen the prices of many products reduced to levels lower than ten years ago. Additionally, the introduction of two new store cards, 'Homeplan' and 'You Can Do It', helped customers spread the cost of their purchases. Since its launch in December 2002, more than 30% of showroom purchases have been made on the 'Homeplan' card.

The Cost Price Reduction Programme (CPR) is now in its third year and continues to yield significant benefits. The programme, which seeks to build mutually-beneficial long term partnerships with key suppliers across the world, has enabled B&Q to improve prices for customers, introduce innovative new and exclusive product ranges and invest in store service and efficiency initiatives. CPR, combined with the introduction of more aspirational product ranges, helped lift gross margin during the year.

Screwfix Direct, the specialist catalogue and internet home improvement retailer, grew sales by 31% with the internet now representing 18% of total sales. B&Q Direct, which includes the transactional website diy.com and sells 14,000 products online, grew sales threefold during the year.

FRANCE

The French home improvement market grew by 4.6% in 2002/03. Together, Castorama and Brico Dépôt grew Kingfisher's market share and achieved total sales growth of 11.5%, with sales of just over £2 billion. On a like-for-like basis, sales increased 2.4%.

Castorama reported total sales growth of 2.7%, up 1.4% on a like-for-like basis. Sales growth in paint, kitchens, flooring, lighting, bathrooms and in the garden and plants category was particularly strong during the year, driven mainly by Castorama's continued focus on range improvements. Sales were also supported by increased advertising spend. During the year, two new Castorama stores were opened, four were relocated and two were transferred to Brico Dépôt. Total selling space grew by 3.9% to more than 977,000 square metres.

Gross margin improved as a result of product mix and benefits from central distribution and buying. However, costs grew faster with significant investment in existing stores, pre-opening expenses, staff costs and advertising. As a result, operating margin declined.

Since October, centrally driven product cross-marketing promotions and other sales initiatives have been successfully implemented in all stores. In addition, the Cost Price Reduction Programme was introduced into Castorama in the second half of the year.

Brico Dépôt had another strong year with total sales up 34.8% in local currency and like-for-like sales ahead 7.9%. This good overall performance was helped range improvements during the year with particular success in buildings materials. Operating margin increased as a result of scale efficiencies.

During the year, 13 new stores were opened, bringing the total to 56. A further nine are planned to open in the coming year.

INTERNATIONAL

Almost all businesses grew operating profit with particularly strong results from Castorama Poland, Réno-Dépôt in Canada and Castorama Italy.

Despite continuing high unemployment and poor consumer confidence, Castorama Poland grew total sales by 37.9%, like-for-like sales by 11.1% and profit by more than 40% over the previous year. Operating margin improved with careful management of both store and central costs. Four new warehouse stores were opened during the year, bringing the total to 16.

Castorama Italy generated total sales growth of 19.2%, up 8.0% on a like-for-like basis. Profit was ahead by more than 40%. Two new warehouse stores were opened during the year, bringing the total to 14.

B&Q Taiwan, which opened two new stores during the year, grew total sales by 26.8% in local currency, up 9.1% on a like-for-like basis, but reported flat profit as a result of a difficult consumer climate. B&Q China continued its expansion programme with a further three store openings during the year, almost doubling the existing selling space. Overall sales grew by 142.2% during the period, with like-for-like sales ahead by 18.9%. During the year the business established a market leading position in Shanghai. Before pre-opening costs, the business is now profitable.

In Canada, Réno-Dépôt achieved like-for-like sales growth of 1.7% in an increasingly competitive market. Profit has substantially improved compared to the previous year, benefiting from higher buying margin, a focus on store costs and a reduction in marketing expenditure following one-off costs associated with last year's launch of The Building Box in Ontario.

ELECTRICAL & FURNITURE

	Sales £m		% Total change	% LFL change	Retail profit £m		% Total change
	2003	2002			2003	2002	
France	1,788.4	1,700.0	5.2	(2.7)	153.1	173.8	(11.9)
UK	1,319.3	1,253.2	5.3	1.6	47.9	43.7	9.6
International	254.4	206.9	23.0	4.1	(5.6)	(6.1)	8.2
Sub-total	3,362.1	3,160.1	6.4	(0.6)	195.4	211.4	(7.6)
Germany[(1)]	534.7	624.7	(14.4)	(4.8)	(35.2)	(27.7)	(27.1)
Total	**3,896.8**	**3,784.8**	**3.0**	**(1.2)**	**160.2**	**183.7**	**(12.8)**

[(1)] **Includes 12 months to 31 January 2003 (last year: 13 months to 31 January 2002)**

FRANCE

French consumer confidence continued to weaken in 2002/03. For the year to January 2003, the market for white goods - a key product area for the Group - declined by 1.6% and the market for brown and grey goods grew by 2.4%.

Against this background, sales at Darty in local currency declined by 0.6% to just over £1.3 billion, with like-for-like sales down by 2.8%. Darty held market share and achieved growth of 2.5% in brown and grey products such as home cinema systems, large-screen televisions, DVD players, laptops and digital cameras. Sales in white goods fell in line with the market.

Gross margin decreased, reflecting a shift in the sales mix towards new technology products and lower mobile phone commissions. A reduction in costs was insufficient to offset the decline in both sales and margin. As a result, retail profit for the year was down 19.0% at £99.5 million.

During the year, six new stores were opened, a further seven were refurbished and three were relocated. Selling space grew by just over 6%. In the coming year, Darty plans to open six new stores and refurbish a further six.

BUT also felt the impact of depressed French consumer confidence. Total sales grew by 15.1% in local currency, while like-for-like sales declined by 2.4%. BUT's total sales were just under £480 million with retail profit of £53.6 million.

With both the electricals and furniture markets remaining difficult during the year, sales growth at BUT was driven by the addition of new space, with the acquisition of a further 12 franchise stores taking the owned total to 101. The business continued its store refurbishment programme which aims to have all owned and franchise stores in the same format by the end of 2003.

In furniture, sales of sofas and kitchens performed well. In electricals, sales of brown goods such as large screen televisions experienced good growth. Product margin improved, reflecting the continued benefit from central sourcing and distribution, including the opening of a new distribution centre in Dijon.

UK

Comet's core market grew by 6.1% in the period February 2002 to January 2003, with brown goods driving a significant proportion of the growth. As a result of its strategy to develop a more specialist, value-added customer offer, Comet grew market share within the electricals specialist sector but gave up share at the lower value end of the market, particularly in small domestic appliances such as kettles and toasters. Comet's overall market share dropped 0.3% to 13.1% during the year.

With total sales growth of 5.3%, up 1.6% on a like-for-like basis, Comet was able to grow retail profit by 9.6% to £47.9 million. Wider ranges, better in-store service and improved product information encouraged customers to purchase higher specification products, increasing both average selling prices and product margin. Categories with particularly strong sales growth included large screen televisions, DVD and home cinema, games and laptops. Improved product margin was combined with strong cost control - specifically within after-sales service, home delivery functions and central costs - to deliver the overall improvement in operating margin.

A total of 12 interactive destination stores were opened during the year, bringing the total to 43. In addition, following trials early in 2002, a total of 47 core stores were 'relaid' to increase the space allocated to faster selling products such as multi-media.

Comet.co.uk, the UK's fourth most visited retail website, more than doubled its sales during the year and moved into profit for the first time.

INTERNATIONAL

This includes Vanden Borre in Belgium, BCC in the Netherlands and Datart in the Czech Republic and Slovakia.

Vanden Borre continued the successful integration of Hugo Van Praag and, with like-for-like growth of 19.3%, significantly outperformed the market. Strong sales growth and cost management improved overall operating margin.

BCC continued to modernise its store format and added 28.5% new space, but faced difficult trading conditions in a very price competitive market. However, despite the aggressive competition, BCC improved product margin helped by sourcing benefits across the Kingfisher Electrical sector. This improved margin helped to reduce operating losses.

Datart made a small operating loss for the year.

PROPERTY

Chartwell Land, the Group's property development and investment business, reported operating profit of £58.5 million, a 29.1% increase over last year. In line with the Group's future focus on home improvement, and taking advantage of market demand for quality retail property, Chartwell Land disposed of a number of properties throughout the year. The most significant transaction came in January with the sale of 15 retail parks and five retail development sites to a property development consortium. Total exceptional profit for the year, the majority of which was generated by the recent sale, was £143 million. At the year end, Kingfisher retained around £2 billion of freehold property.

KINGFISHER

KINGFISHER DATA BY SECTOR AND COUNTRY AS AT 1 FEBRUARY 2003

Home Improvement	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
UK	320	1,975.5	25,009
France	161	1,246.3	16,154
International	126	912.1	13,586
TOTAL	**607**	**4,133.9**	**54,749**

Electrical & Furniture	Store nos.	Selling space (000s sq.m.)	Employees (FTE)
France	293	538.0	13,455
UK	251	239.3	8,734
International	106	99.2	2,344
TOTAL	**650**	**876.5**	**24,533**

KINGFISHER TOTAL	**1,257**	**5,010.4**	**79,282**

The French Electrical & Furniture figures include only those stores consolidated in the Group's figures. The Group also has 129 non-consolidated franchises in France with 339,000 square metres of selling space and 3,000 (FTE) employees.

The Electrical & Furniture figures set out above do not include ProMarkt, which was sold on 1 February 2003.

FINANCIAL REVIEW

Shareholder return and dividends

Earnings per share for continuing operations before exceptional items and acquisition goodwill amortisation increased from 16.0p to 16.7p per share (after adjustment to reflect the bonus element of the rights issue) and is calculated as follows:

	2003	2002
Basic earnings per share	8.0p	10.9p
Exceptional items	8.2p	4.3p
Goodwill amortisation	0.5p	0.8p
Adjusted earnings per share	16.7p	16.0p

The revaluation surplus for the year of £39.3 million on the Group's property portfolio was equivalent to an increase in shareholder value of 1.9p per share.

The Board has proposed a final dividend of 6.05p per share making the total dividend for the year 9.5p per share. This dividend per share is covered 1.8 times by adjusted earnings per share.

Cashflow and investment in the businesses

Net debt has increased from £1,044.2 million at the start of the year to £1,926.4 million at the year end. During the year, £3,152.3 million was used to purchase subsidiary undertakings, principally the buy-out of substantially all of the minority interests of Castorama. Cash of £1,961.2 million was received as a result of the rights issue during the year.

A total of £895.0 million of net cash was generated from operating activities compared to £825.3 million in the previous year. Gross capital expenditure for the total Group was £468.4 million, down from £732.3 million in the previous year. A total of £215.4 million (2002: £632.4 million) was received during the year as a result of the sale of tangible fixed assets.

Following the year end, the Group received £648.6 million in relation to the majority of the proceeds from the sale by Chartwell Land of its third party property portfolio, with debt being reduced accordingly. The remaining £37.3 million is anticipated to be received by 31 March 2003.

Interest

In a lower interest rate environment and with strong operational cashflow, the net interest charge on continuing businesses reduced from £41.2 million to £37.0 million (excluding amortisation of underwriting and issue costs of £6.5 million on new debt). The interest on the additional borrowing raised to purchase the shares in Castorama was partially offset by the investment of the rights issue proceeds. The Group's borrowings and investments remained mainly at floating rates of interest during the year.

Exceptional Items

Exceptional items are analysed in note 3.

Operating exceptional items of £51.6 million include the payment of a £9.6 million anti-competitive fine in respect of an earlier accounting period by Darty (which is appealing against this fine), the impairment of goodwill in relation to NOMI in Poland and Koctas in Turkey of £23.9 million, and Group restructuring costs of £18.1 million. The Group restructuring charge reflects the costs of the integration of Castorama following the buy-out of the minority interests as well as Castorama's bid defence costs.

Demerger costs of £11.8 million relate to external costs incurred in the period, principally professional advisors' fees that were directly attributable to the planned separation of the Group's Electrical & Furniture sector.

The loss on sale or termination of operations of £228.4 million includes the loss on disposal of ProMarkt of £193.6 million and a provision to cover the exit from Castorama Germany of £34.8 million.

Property profits of £143.0 million include an amount of £126.9 million in respect of the sale of the third party property portfolio by Chartwell Land, together with further profit arising from the sale of properties around the Group.

Taxation

The effective overall tax rate on profit before tax has increased to 45.2% from 35.7% on continuing operations in 2002, principally as a result of an increase in taxable exceptional items.

The effective tax rate on profit before exceptional items and acquisition goodwill amortisation, excluding prior year adjustments, has increased to 32.3% from 30.3% on continuing operations in 2002, principally as a result of an increase in overseas losses not utilised.

The impact of prior year adjustments is to reduce the effective tax rate on profit before exceptional items and acquisition goodwill to 30.5%. The prior year adjustment of £12.2 million arises mainly as a result of the agreement of open years.

The revised composition of the Group and the change to the taxation of extended warranties will impact the rate going forward.

Investments, acquisitions and disposals

During the year, the Group acquired substantially all of the outstanding minority interests of Castorama. Total consideration was £3,132.8 million, which has given rise to goodwill of £2,373.6 million.

The Group has made a number of other acquisitions during the year. These include the acquisition of franchises owning 12 BUT stores and an increase in the Group's interest in the Home Improvement business in China. The total consideration for these acquisitions was £19.5 million, giving rise to goodwill of £15.3 million.

The Group also increased its stake in German DIY retailer Hornbach, for a total consideration of £36.2 million.

On 1 February 2003, the Group completed the sale of ProMarkt. An exceptional loss of £193.6 million has been included in the profit and loss account.

Dividend

The final dividend for the year ended 1 February 2003 will be paid on 13 June 2003 to shareholders on the register at close of business on 4 April 2003, subject to approval of shareholders at the company's Annual General Meeting, to be held at 11am on 4 June 2003 at the Radisson SAS Portman Hotel, London. A scrip dividend alternative will be offered to shareholders.

Pensions

The Group operates a number of pension arrangements of which by far the most significant is the funded defined benefits scheme for the Group's UK employees ('the Scheme').

The Group continues to account for pension costs on the basis of the requirements of SSAP24, under which convention the Scheme pension charge for the year was £35 million (2002: £27 million – continuing operations only) split £26 million for Group/Home Improvement and £9 million for Electrical & Furniture. Cash contributions to the Scheme made during the year totalled £31 million, of which £23 million was for Group/Home Improvement and £8 million for Electrical & Furniture.

A formal valuation of the Scheme was carried out at 31 March 2002. On the basis of the principal assumptions used (see note 9), the assets at that date were sufficient to cover 101% of the Scheme's liabilities.

As a result of the proposed separation of Electrical & Furniture, an interim funding review will be carried out in 2003. The next formal valuation will be made on or before 31 March 2005.

On the basis of the assumptions used for the SSAP24 valuation of the Scheme that reflect market movements since the date of the last formal valuation at 1 February 2003, the SSAP24 pensions charge for the Scheme in 2004 would increase to around £38 million for the Group as currently constituted. Of this, the charge for Group/Home Improvement would be £28 million and £10 million for Electrical & Furniture.

Once again in the accounts this year, the Group is making disclosures regarding the FRS17 valuation of the Scheme net assets and liabilities.

At the start of the year, the FRS17 valuation for the Scheme showed a deficit, net of deferred tax, of £112 million. Of this, around £40 million was attributable to the separated General Merchandise businesses. As a result of the general deterioration of the market during 2002, the net FRS17 Scheme deficit at the end of the year is estimated to be £188 million. Of this amount, approximately £165 million is attributable to Group/Home Improvement and £23 million to Electricals.

Had the Group charged pension costs to the profit and loss account under the FRS17 basis for the year, the net charge (excluding the credit for settlements) would have been £31 million (around 13.5% of pensionable salary).

As reported last year, the FRS17 net pension liability has no impact on pension funding and, as a consequence, continues to have no impact on the Group's current or future cash flow or reported earnings.

KINGFISHER

Annual Report & Accounts

The consolidated profit and loss account, consolidated balance sheet, consolidated cash flow statement, consolidated statement of total recognised gains and losses and extracts from the notes to the accounts for 2003 and 2002 do not constitute the Group's Annual Report & Accounts. The auditors have made a report on the Group's statutory accounts for each of the years 2003 and 2002 under section 235 of the Companies Act 1985 which do not contain a statement under sections 237 (2) or (3) of the Companies Act and are unqualified. The statutory accounts for 2002 have been delivered to the Registrar of Companies and the statutory accounts for 2003 will be filed with the Registrar in due course.

Copies of the Annual Report & Accounts will be posted to shareholders during the week beginning 28 April 2003.

Further copies of this announcement can be downloaded from the website www.kingfisher.com or by application to:

The Company Secretary
Kingfisher plc
North West House
119 Marylebone Road
London NW1 5PX

Or from 1 April 2003:
The Company Secretary
Kingfisher plc
3 Sheldon Square
Paddington
London W2 6PX

Consolidated profit and loss account

For the financial year ended 1 February 2003

£ millions	Notes	2003 Total	2002 Continuing Operations	2002 Discontinued Operations	2002 Total
Turnover including share of joint ventures		10,869.2	9,819.4	1,532.3	11,351.7
Less: share of joint ventures		(143.4)	(109.9)	(3.7)	(113.6)
Group turnover	1	**10,725.8**	**9,709.5**	1,528.6	11,238.1
Group operating profit/(loss)		**612.7**	**474.8**	(26.0)	448.8
Share of operating profit in:					
Joint ventures		**9.7**	**9.4**	-	9.4
Associates		**12.4**	**4.3**	-	4.3
Total operating profit/(loss) including share of joint ventures and associates	2	**634.8**	**488.5**	(26.0)	462.5
Analysed as:					
Home Improvement		**534.1**	**430.7**	-	430.7
Electrical and Furniture		**160.2**	**183.7**	-	183.7
General Merchandise		**-**	**-**	(29.6)	(29.6)
Property		**58.5**	**45.3**	29.0	74.3
e-commerce and other new channels		**(14.1)**	**(18.8)**	(12.0)	(30.8)
Other operating costs		**(39.8)**	**(39.6)**	-	(39.6)
Exceptional items – operating	3	**(51.6)**	**(97.9)**	(9.6)	(107.5)
Acquisition goodwill amortisation		**(12.5)**	**(14.9)**	(3.8)	(18.7)
Total operating profit/(loss) including share of joint ventures and associates		**634.8**	**488.5**	(26.0)	462.5
Exceptional items – non-operating	3				
Demerger costs		**(11.8)**	**-**	(27.2)	(27.2)
(Loss)/profit on the sale or termination of operations		**(228.4)**	**57.7**	(342.5)	(284.8)
Profit/(loss) on the disposal of fixed assets		**143.0**	**(34.7)**	(19.4)	(54.1)
Profit/(loss) on ordinary activities before interest		**537.6**	**511.5**	(415.1)	96.4
Net interest payable	4	**(43.5)**	**(41.2)**	(27.2)	(68.4)
Profit/(loss) on ordinary activities before taxation		**494.1**	**470.3**	(442.3)	28.0
Tax on profit/(loss) on ordinary activities	5	**(223.3)**	**(168.1)**	12.1	(156.0)
Profit/(loss) on ordinary activities after taxation		**270.8**	**302.2**	(430.2)	(128.0)
Equity minority interests		**(101.1)**	**(120.8)**	-	(120.8)
Profit/(loss) for the financial year attributable to shareholders		**169.7**	**181.4**	(430.2)	(248.8)
Earnings/(loss) per share (pence)*	6				
Basic		**8.0**	**10.9**		(14.9)
Diluted		**7.8**	**10.6**		(15.0)
Basic – adjusted**		**16.7**	**16.0**		14.4
Diluted – adjusted**		**16.4**	**15.6**		14.0

* Adjusted for the bonus element of the rights issue.
** Adjusted earnings per share is before exceptional items and acquisition goodwill amortisation.
The profit and loss account for the year ended 1 February 2003 relates entirely to continuing operations.

Consolidated balance sheet

As at 1 February 2003

£ millions	Note		2003		2002
Fixed assets					
Intangible assets			2,651.5		295.4
Tangible assets			3,040.9		3,503.9
Investments in joint ventures					
Share of gross assets		190.1		66.9	
Share of gross liabilities		(158.1)	32.0	(40.8)	26.1
Investments in associates			131.1		87.6
Other investments			146.1		122.4
			6,001.6		4,035.4
Current assets					
Development work in progress			5.1		61.5
Stocks			1,630.1		1,575.3
Debtors due within one year			1,369.7		904.5
Debtors due after more than one year			61.7		57.5
Investments			145.7		174.7
Cash at bank and in hand			98.5		387.4
			3,310.8		3,160.9
Creditors					
Amounts falling due within one year			(3,245.5)		(3,233.2)
Net current assets/(liabilities)			65.3		(72.3)
Total assets less current liabilities			6,066.9		3,963.1
Creditors					
Amounts falling due after more than one year			(1,528.4)		(780.2)
Provisions for liabilities and charges			(53.7)		(44.9)
			4,484.8		3,138.0
Capital and reserves					
Called up share capital			359.3		177.7
Share premium account			2,155.2		365.3
Revaluation reserve			165.8		405.1
Non-distributable reserves			159.0		148.2
Profit and loss account			1,623.2		1,376.4
Equity shareholders' funds	7		4,462.5		2,472.7
Equity minority interests			22.3		665.3
			4,484.8		3,138.0

KINGFISHER

Consolidated cash flow statement

For the financial year ended 1 February 2003

£ millions	Note	**2003**	**2002**
Net cash inflow from operating activities	8	895.0	825.3
Dividends from joint ventures and associates		6.9	2.0
Returns on investment and servicing of finance			
Interest received		44.8	25.6
Interest paid		(81.2)	(106.5)
Underwriting and issue costs of new debt		(8.0)	-
Interest element of finance lease rental payments		(3.2)	(3.4)
Dividends paid by subsidiaries to minorities		(33.3)	(31.2)
Net cash outflow from returns on investment and servicing of finance		(80.9)	(115.5)
Taxation			
UK Corporation tax paid		(94.4)	(78.4)
Overseas tax paid		(76.5)	(87.5)
Tax paid		(170.9)	(165.9)
Capital expenditure and financial investment			
Payments to acquire intangible fixed assets		-	(0.5)
Payments to acquire tangible fixed assets		(468.4)	(732.3)
Receipts from the sale of tangible fixed assets		215.4	632.4
Payments for additions to investments		(3.4)	(10.5)
Receipts from sale of investments		11.7	10.5
Purchase of own shares		(25.7)	(29.0)
Net cash outflow from capital expenditure and financial investment		(270.4)	(129.4)
Acquisitions and disposals			
Purchase of subsidiary and business undertakings		(3,152.3)	(18.0)
Cash acquired on purchase of/joint venture becoming a subsidiary		5.2	12.9
Purchase of associates and joint ventures		(36.2)	(77.9)
Non-operating demerger costs		(11.8)	(27.2)
Disposal of subsidiary undertakings		(35.9)	428.1
Disposal of associates and joint ventures		-	101.7
Issue of shares by Group companies to minority shareholders		19.3	10.3
Net cash inflow/(outflow) from acquisitions and disposals		(3,211.7)	429.9
Equity dividends paid to shareholders		(139.1)	(148.4)
Management of liquid resources			
Decrease/(increase) in short-term deposits		268.8	(276.3)
Decrease/(increase) in short-term investments		30.8	(1.6)
Net cash inflow/(outflow) from management of liquid resources		299.6	(277.9)
Financing			
Issue of ordinary share capital		2,014.4	18.0
Rights issue costs		(43.9)	-
Capital element of finance lease rental payments		(13.5)	(6.2)
Increase/(decrease) in loans		634.7	(372.7)
Net cash inflow/(outflow) from financing		2,591.7	(360.9)
(Decrease)/increase in cash		(79.8)	59.2

KINGFISHER

Reconciliation of net cash flow to movement in net debt

For the financial year ended 1 February 2003

£ millions	2003	2002
Net debt at start of year	(1,044.2)	(1,873.8)
(Decrease)/increase in cash	(79.8)	59.2
Debt in subsidiary becoming a joint venture/joint venture becoming a subsidiary	172.3	(102.3)
(Decrease)/increase in short-term deposits	(268.8)	276.3
(Decrease)/increase in short-term investments	(30.8)	1.6
(Increase)/decrease in debt and lease financing	(613.2)	378.9
Amortisation of underwriting and issue costs of new debt	(6.5)	-
Debt demerged with Woolworths Group plc	-	191.8
Foreign exchange effects	(55.4)	17.9
Increase in market value of investments	-	6.2
Net debt at end of year	(1,926.4)	(1,044.2)

Consolidated statement of total recognised gains and losses

For the financial year ended 1 February 2003

£ millions	2003	2002
Profit/(loss) for the financial year	169.7	(248.8)
Unrealised surplus on revaluation of properties	39.3	27.9
Tax on realised revaluation surplus	(7.4)	-
Minority interest movement on the issue of shares in Castorama	(0.9)	2.7
Net foreign exchange adjustments offset in reserves	(4.1)	(26.4)
Tax effect of exchange adjustments offset in reserves	10.0	(2.9)
Total recognised gains/(losses) relating to the financial year	206.6	(247.5)

Notes to the accounts

1. Turnover

	2003	2002		
£ millions	**Total**	**Continuing Operations**	**Discontinued Operations**	**Total**
Home Improvement	**6,757.2**	**5,833.9**	-	5,833.9
Electrical and Furniture	**3,896.8**	**3,784.8**	-	3,784.8
General Merchandise	**-**	**-**	1,498.6	1,498.6
Retail Sales	**10,654.0**	**9,618.7**	1,498.6	11,117.3
Property	**57.1**	**35.7**	30.0	65.7
Financial Services	**14.7**	**55.1**	-	55.1
	10,725.8	**9,709.5**	1,528.6	11,238.1

2. Operating profit

	2003	2002		
£ millions	**Total**	**Continuing Operations**	**Discontinued Operations**	**Total**
Group turnover	**10,725.8**	**9,709.5**	1,528.6	11,238.1
Cost of sales	**(7,101.7)**	**(6,535.7)**	(1,073.5)	(7,609.2)
Gross profit	**3,624.1**	**3,173.8**	455.1	3,628.9
Other income and expenses	**(2,963.7)**	**(2,601.1)**	(471.5)	(3,072.6)
Exceptional items – operating	**(47.7)**	**(97.9)**	(9.6)	(107.5)
Share of joint ventures and associates	**22.1**	**13.7**	-	13.7
	634.8	**488.5**	(26.0)	462.5

3. Exceptional items

£ millions	2003 Total	2002 Continuing Operations	2002 Discontinued Operations	2002 Total
Operating exceptionals				
- Darty anti-competitive fine	**(9.6)**	**-**	-	-
- Goodwill impairment of Nomi/ProMarkt	**(20.0)**	**(93.7)**	-	(93.7)
- Group restructuring	**(18.1)**	**-**	-	-
- Demerger costs	**-**	**(4.2)**	(9.6)	(13.8)
Total charged to Group operating profit	**(47.7)**	**(97.9)**	(9.6)	(107.5)
- Impairment of Koctas goodwill	**(3.9)**	**-**	-	-
Total charged to share of joint ventures	**(3.9)**	**-**	-	-
	(51.6)	**(97.9)**	(9.6)	(107.5)
Non-operating exceptionals				
Demerger costs	**(11.8)**	**-**	(27.2)	(27.2)
(Loss)/profit on the sale or termination of operations				
- ProMarkt	**(193.6)**	**-**	-	-
- Castorama Germany	**(34.8)**	**-**	-	-
- Superdrug	**-**	**-**	(342.5)	(342.5)
- Time Retail Finance	**-**	**57.7**	-	57.7
	(228.4)	**57.7**	(342.5)	(284.8)
Profit/(loss) on the disposal of fixed assets				
- Profit/(loss) on the disposal of properties	**143.0**	**(3.7)**	(1.9)	(5.6)
- Disposal of fixed asset investments	**-**	**(31.0)**	(17.5)	(48.5)
	143.0	**(34.7)**	(19.4)	(54.1)

KINGFISHER

4. Net interest payable

£ millions	2003	2002
Interest payable	86.8	111.9
Interest receivable	(38.9)	(27.9)
	47.9	84.0
Interest capitalised	(4.4)	(15.6)
Net interest payable	43.5	68.4

The share of net interest payable by joint ventures included above is £0.4 million (2002: £0.9 million).

The share of net interest payable by associates included above is £2.9 million (2002: £nil).

Interest payable includes amortisation of underwriting and issue costs of new debt of £6.5 million (2002: £nil).

Of the net interest payable in 2002, a total of £27.2 milion was charged to discontinued operations.

5. Taxation

£ millions	2003	2002
UK Corporation tax:		
Current tax on profits of the period	213.5	142.5
Adjustments in respect of prior periods	(12.2)	4.8
	201.3	147.3
Double taxation relief	(39.3)	(65.0)
	162.0	82.3
Foreign tax:		
Current tax on profits of the period	55.6	65.1
Adjustments in respect of prior periods	-	(1.4)
	55.6	63.7
Deferred tax	(0.1)	6.1
Associated undertakings	3.3	1.5
Joint ventures	2.5	2.4
	223.3	156.0

Of the taxation set out above, a total of £12.1 million was credited to discontinued operations in 2002.

6. Earnings per share

Earnings per share for continuing operations is presented in order to provide a more meaningful comparison.

The calculation of basic earnings per share for continuing operations is based on the profit on ordinary activities, after taxation and minority interests of £169.7 million (2002: £181.4 million) and the weighted average number of shares in issue during the period of 2,122.1 million (2002: 1,666.3 million).

The diluted earnings per share for continuing operations is based on the diluted profit on ordinary activities, after taxation and minority interests of £166.1 million (2002: £177.8 million) and the diluted weighted average number of shares in issue during the period of 2,131.9 million (2002: 1,683.6 million).

Adjusted earnings per share figures are presented to allow comparison to prior year on a comparable basis. These exclude the effects of exceptional items and acquisition goodwill amortisation.

The difference between the basic and diluted earnings per share is reconciled as follows:

pence	2003	2002 Continuing	2002 Total
Basic earnings per share	8.0	10.9	(14.9)
Attributable to exceptional items	7.1	4.5	28.4
Attributable to acquisition goodwill amortisation	0.5	0.8	1.1
Taxation arising on exceptional items	1.2	(0.1)	(0.1)
Minority share of exceptional items	(0.1)	(0.1)	(0.1)
Basic – adjusted earnings per share	16.7	16.0	14.4
Diluted earnings per share	7.8	10.6	(15.0)
Attributable to exceptional items	7.0	4.4	28.1
Attributable to acquisition goodwill amortisation	0.5	0.8	1.1
Taxation arising on exceptional items	1.2	(0.1)	(0.1)
Minority share of exceptional items	(0.1)	(0.1)	(0.1)
Diluted – adjusted earnings per share	16.4	15.6	14.0

The number of shares used in the calculation set out above has been adjusted to reflect the bonus element of the rights issue during the year.

KINGFISHER

7. Reconciliation of movement in equity shareholders' funds

£ millions	2003	2002
Profit/(loss) for the financial year attributable to shareholders	169.7	(248.8)
Ordinary dividends on equity shares	(244.0)	(152.3)
Dividend in specie - demerger of Woolworths Group plc	-	(455.2)
	(74.3)	(856.3)
Foreign exchange adjustments (net of tax)	5.9	(29.3)
Unrealised surplus on revaluation of properties	39.3	27.9
Tax on realised revaluation surplus	(7.4)	-
Shares issued under option schemes	6.1	15.7
Net proceeds from rights issue	1,961.2	-
Gain on disposal of nil-paid rights	10.8	-
Scrip issue	49.1	64.4
Minority interest movement on issue of shares in Castorama	(0.9)	2.7
Goodwill resurrected on disposal of subsidiaries	-	303.4
Goodwill resurrected on demerger of Woolworths Group plc	-	7.5
Net addition to/(reduction in) shareholders' funds	1,989.8	(464.0)
Opening shareholders' funds	2,472.7	2,936.7
Closing shareholders' funds	4,462.5	2,472.7

8. Net cash inflow from operating activities

£ millions	2003	2002
Group operating profit	612.7	448.8
Depreciation and amortisation	221.6	232.2
Goodwill impairment	20.0	93.7
Decrease in development work in progress	56.4	27.7
Increase in stocks	(100.1)	(72.3)
Decrease/(increase) in debtors	58.2	(119.1)
Increase in creditors	20.9	210.6
Loss on disposal of fixed assets	5.3	3.7
Net cash inflow from operating activities	895.0	825.3

9. Pension costs

Pension schemes operated and regular pension costs – SSAP24

The Group operates a variety of pension arrangements covering both funded and unfunded defined benefit schemes and funded defined contribution schemes. By far the most significant are the funded defined benefit and defined contribution schemes for the Group's UK employees.

The total pension charge in the profit and loss account of £43.8 million (2002: £48.1 million) includes £3.2 million (2002: £3.0 million) for the UK defined contribution scheme.

A formal actuarial valuation of the UK defined benefit scheme ('the Scheme') was carried out by an independent professionally qualified actuary at 31 March 2002, using the projected unit method of funding. In this valuation, the assets were taken at their market value of £900 million (excluding AVCs). A value was placed on the liabilities by discounting the anticipated future benefits, including allowance where appropriate for future increases in pension and pensionable salaries, using assumptions derived by reference to market conditions as at 31 March 2002. The principal assumptions adopted for the future were an inflation rate of 3.0% per annum, an investment return on existing assets of 6.6% per annum, an investment return on future contributions of 6.6% per annum, pensionable pay increases of 4.6% per annum and pension increases of 2.75% per annum. On this basis, the assets were sufficient to cover over 101% of the Scheme's liabilities. The next valuation will be made on or before 31 March 2005.

The pension cost for this Scheme charged in the profit and loss account of £35.2 million (2002: £38.9 million) is based on the formal actuarial valuation described above, adjusted to reflect market movements since the date of this valuation, and in accordance with SSAP24 'Accounting for pension costs'. Variations against regular cost have been amortised using the straight line method. The pension cost for the Scheme is £3.6 million higher than the contributions paid into the Scheme by the Group during the year. The contributions paid into the scheme are in line with the contribution rate as advised by the actuary following the recent valuation.

There are also funded and unfunded defined benefit arrangements covering senior executives in France, for which the charge in the profit and loss account was £4.8 million (2002: £5.4 million). A further £0.6 million charge (2002: £0.8 million) has been reflected in the profit and loss account in respect of other overseas pension arrangements.

FRS17 disclosures

The Accounting Standards Board has announced a deferral of full mandatory adoption of FRS17 following the notification of intention by the International Accounting Standards Board that it is to review IAS19, the present international standard for post employment benefits. Instead, the transitional disclosure requirements will continue.

The valuation of the Scheme used for FRS17 disclosures has been based on the most recent actuarial valuation at 31 March 2002 and updated to 1 February 2003. It takes into account the transitional requirements of FRS17.

KINGFISHER

The financial assumptions used to calculate estimated Scheme liabilities under FRS17 are:

	2003	2002
Discount rate	5.5%	5.7%
Salary escalation	3.9%	4.0%
Rate of pension increases	2.3%	2.4%
Price inflation	2.3%	2.4%

The assets in the Scheme at 1 February 2003 and the expected future rates of return on them were:

	2003		2002	
	£ millions	%	*£ millions*	%
Equities	388	8.5	702	8.0
Bonds	288	4.7	143	5.0
Property	7	7.0	-	-
Other (principally cash)	99	3.8	223	4.0
Total market value of assets	782	6.5	1,068	6.8
Present value of scheme liabilities	(1,050)		(1,228)	
Deficit in the scheme	(268)		(160)	
Related deferred tax asset	80		48	
Net pension liability	(188)		(112)	

If FRS17 had been adopted in the financial statements, the Group's net assets and profit and loss reserve at 1 February 2003 would be as follows:

Net assets	2003	2002
	£ millions	*£ millions*
Net assets excluding net pension liability	4,485	3,138
Pension provision under SSAP24	7	3
Net pension liability	(188)	(112)
Net assets including net pension liability	4,304	3,029
Reserves		
Profit and loss reserve excluding net pension liability	1,623	1,376
Pension provision under SSAP24	7	3
Net pension liability	(188)	(112)
Profit and loss reserve including net pension liability	1,442	1,267

If FRS17 had been adopted for the financial statements, the following amounts would have been recognised in the year to 1 February 2003

Amounts credited to operating profit in respect of defined benefit Scheme

£ millions	**2003**
Amounts credited/(charged) to operating profit	
Current service cost	**(38)**
Past service cost	**-**
Gain on settlements	**95**
Gain on curtailment	**1**
Total operating credit	**58**
Amounts credited/(charged) to other finance income	
Expected return on pension Scheme assets	**71**
Interest on pension Scheme liabilities	**(65)**
Net return	**6**
Total credited to profit and loss account before deduction for tax	**64**

Amounts recognised in Statement of Total Recognised Gains and Losses (STRGL)

£ millions	2003
Actual return less expected return on pension scheme assets	**(201)**
As % of Scheme assets	25.7%
Experience gain arising on the Scheme liabilities	**25**
As % of present value of Scheme liabilities	2.4%
Changes in assumptions underlying the present value of the Scheme liabilities (financial and demographic)	**(27)**
Actuarial loss recognised in the STRGL	**(203)**
As % of present value of Scheme liabilities	19.3%

Movement in deficit during the year

£ millions	**2003**
Deficit in Scheme at start of year (before tax)	(160)
Current service cost	(38)
Employer contributions	31
Settlement gain	95
Curtailment gain	1
Other finance income (net)	6
Actuarial loss recognised in STRGL	(203)
Deficit in Scheme at end of year (before tax)	**(268)**

Comparison between SSAP24 and FRS17 for the Scheme

FRS17 total profit and loss account charge excluding settlement gains arising on bulk transfer	(31)
SSAP24 profit and loss account charge	(35)

For the Group's remaining defined benefit plans, the market value of assets held by insurance companies was £24 million, Group balance sheet provision totalled £11 million and the aggregate unfunded obligations for the plans was £15 million.

10. Property turnover and third party rental income

£ millions	2003	2002
Third party rental income	34.4	31.7
Property development sales	22.7	4.0
Property turnover	57.1	35.7

11. Operating leases

The operating lease costs for the Group's continuing operations were as follows:

£ millions	2003	2002
Land and buildings	315.2	272.6
Plant and equipment	38.8	37.5

12. Pledged cash

Included in the Group's cash balances at 1 February 2003 is cash of £81.3 million (2002: £96.1 million) which is pledged to meet certain insurance liabilities.